As filed with the Securities and Exchange Commission on August 7, 2007

Registration No. 333-142171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MASIMO CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	3845	33-0368882
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40 Parker

Irvine, California 92618

(949) 297-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joe E. Kiani

Chief Executive Officer

40 Parker

Irvine, California 92618

(949) 297-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John F. Della Grotta Michael G. McKinnon Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, Suite 1700 Costa Mesa, CA 92626	Patrick T. Seaver Charles K. Ruck Latham & Watkins LLP 650 Town Centre Drive, 20th Floor Costa Mesa, CA 92626

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Stock, $0.001 par value	13,704,120	$18.00	$246,674,158.20	$7,573.00

(1)	Includes 1,787,494 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.
(2)	This registration statement also covers rights to purchase shares of the Registrant’s Series A junior participating preferred stock, referred to as the rights. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by certificates for common stock, and will be transferable along with and only with the common stock. The value attributable to the rights, if any, is reflected in the value of the common stock.
(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 7, 2007

11,916,626 Shares

MASIMO CORPORATION
Common Stock $ per share

• Masimo Corporation and the selling stockholders are offering 11,916,626 shares of common stock, of which the selling stockholders are offering 10,416,626 shares.	• This is our initial public offering and no public market currently exists for our shares.

• The initial public offering price of our common stock is expected to be between $16.00 and $18.00 per share.	• Proposed trading symbol: NASDAQ Global Market — MASI

This investment involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Masimo Corporation	$	$
Proceeds, before expenses, to selling stockholders	$	$

We have granted the underwriters a 30-day option to purchase up to 1,787,494 additional shares of our common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Piper Jaffray	Deutsche Bank Securities	Citi

Cowen and Company	Thomas Weisel Partners LLC

The date of this prospectus is                     , 2007

Proven Technology, Proven Performance, Proven Leadership

- **Masimo SET Pulse Oximetry has been demonstrated clinically superior in more than 100 independent and objective studies.** These objective, peer-reviewed studies demonstrate Masimo's revolutionary Signal Extraction Technology (Masimo SET) outperforms other pulse oximeters in the marketplace.
- **Many of the world's top hospitals have made Masimo SET their primary pulse oximetry platform,** including four out of the top five hospitals in the United States as listed on the US News and World Report Honor Roll.
- **Leading patient monitoring companies around the world have adopted Masimo SET.** In addition to a complete array of Masimo-branded monitors, Masimo is integrated into more than 100 multiparameter monitors and 40 monitoring brands.
- **A continuing commitment to innovation.** From our invention of Signal Extraction Technology and the introduction of Read-Through Motion and Low Perfusion pulse oximetry, to our most recent launch of Masimo Rainbow SET Pulse CO-Oximetry capable of monitoring carboxyhemoglobin and methemoglobin continuously and noninvasively, we are committed to providing clinicians with tools to make precise and timely diagnoses that lead to better treatment decisions.

Masimo provides accurate, reliable pulse oximetry measurements under difficult clinical conditions of motion and low peripheral perfusion.

Masimo's Read-Through Motion and Low Perfusion technology works when conventional pulse oximetry technologies do not, virtually eliminating false alarms without missing true events—maximizing efficiency by providing clinicians with meaningful alarms and alerts that they can trust to reflect patients' true oxygenation status.

Demonstrated Accuracy with Adults[1]

83%
Masimo SET
Nellcor N-600
GE TruSat
43%
28%
18%
3%
5%
Missed True Events *
False Alarms **

This study measured the occurrence rate of missed true events during 40 low blood oxygen episodes and false alarms during 120 fully oxygenated episodes, both during conditions of motion.

Demonstrated Accuracy with Infants[2]

43
Masimo SET
Nellcor N-395
Philips Vividia
(FAST Rev. B)
12
6
4
1
2
Missed True Events*
False Alarms**

This study measured missed true events and false alarms over a 28 hour period, comparing Masimo SET to other "motion resistant" pulse oximetry technologies.

* The failure of the monitor to detect a physiological change that should trigger the monitor's alarm.
** The erroneous activation of the monitor's alarm without an appropriate triggering physiological event.
[1] Shah N, Estanol L. Comparison of three new generation pulse oximeters during motion & low perfusion in volunteers. *Anesthesiology* 2006; 105: A929.
[2] Hay WW, Rodden DJ, Collins SM, Melara DL, Hale KA, Fashaw LM. Reliability of conventional and new oximetry in neonatal patients. *Journal of Perinatology.* 2002; 22:360-366.

Masimo has operations in North America, Europe, Asia and Australia, and its products are sold to health care professionals in more than 80 countries around the world.

Most of the top patient monitoring companies have integrated Masimo's Read-Through Motion and Low Perfusion pulse oximetry technology.

ATOM
Bitmos MEDIZINTECHNIK
CardinalHealth
CASMED
colin An OMRON Company
Datascope Patient Monitoring
Drägermedical
FUKUDA DENSHI
GE Healthcare
getemed
corpuls
IVY BIOMEDICAL SYSTEMS, INC.
Larsen & Toubro Limited Medical Equipment & Systems
Medtronic
mennen medical
MIPM
NIHON KOHDEN
Omnimed
Oridion
OSYPKA MEDICAL
PHILIPS
RADIOMETER COPENHAGEN
RESPIRONICS
SAADAT
Somerford
Stowood
SPACELABS Healthcare
WelchAllyn
XLTEK
ZOLL

Masimo manufactures a complete range of bedside and handheld monitors along with one of the broadest lines of sensors in the industry.

» Bedside Monitors

» Handheld Monitors

» Remote Monitoring Systems

» Disposable and Reusable Sensors

We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus authorized by us. We and the selling stockholders are offering the securities for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers. The distribution or possession of this prospectus or any free writing prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our common stock. You should read carefully the entire prospectus, including “Risk Factors” and the financial statements and related notes, before making an investment decision. Unless the context indicates otherwise, the references in this prospectus to “Masimo,” “we,” “us” and “our” refer to Masimo Corporation, together with its subsidiaries.

Our Business

We are a global medical technology company that develops, manufactures and markets non-invasive patient monitoring products that improve patient care. We invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of Read-Through Motion and Low Perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. Pulse oximetry is the non-invasive measurement of the oxygen saturation level of arterial blood, or the blood that delivers oxygen to the body’s tissues, and pulse rate. Our Masimo SET platform has significantly addressed many of the previous technology limitations. The benefits of Masimo SET have been validated in over 100 independent clinical and laboratory studies. During 2006, we generated product revenue of $155.1 million and we increased our product revenue at a compound annual growth rate, or CAGR, of approximately 41.6% for the four years ended December 31, 2006. We were profitable in 2005 and 2006, but prior to 2005, we had a history of net losses.

We develop, manufacture and market a family of patient monitoring solutions which incorporate a monitor or circuit board and consumables, including both proprietary single-patient use and reusable sensors and cables. In addition, we offer a remote-alarm/monitoring solution, software and other accessories. We sell our solutions and related products to end-users through our direct sales force and certain distributors, and certain of our products to original equipment manufacturer, or OEM, partners, for incorporation into their products. We estimate that our worldwide installed base of pulse oximeters and OEM monitors that incorporate Masimo SET was approximately 399,000 units as of March 31, 2007. Based on industry reports, we estimate that the worldwide pulse oximetry market is over $900 million, the largest component of which is the sale of consumables.

We believe that the reliability and accuracy of our Masimo SET platform, along with our remote-alarm and monitoring solutions, will facilitate the expansion of our pulse oximetry products into areas beyond critical care settings, including the general care areas of the hospital. Additionally, we have recently developed products that non-invasively monitor parameters beyond arterial blood oxygen saturation level and pulse rate. In 2005, we launched our Masimo Rainbow SET platform utilizing licensed Rainbow technology, which we believe includes the first and only devices cleared by the U.S. Food and Drug Administration, or FDA, to non-invasively measure carboxyhemoglobin, or carbon monoxide levels in the blood, and methemoglobin saturation levels in the blood. We believe that the use of products incorporating Rainbow technology will become widely adopted for the non-invasive monitoring of these parameters. In addition, we believe that we will develop and introduce new products to monitor additional parameters in the future based on our proprietary technology platforms.

The Masimo Solution

Our innovative and proprietary technologies and products are designed to overcome the primary limitations of pulse oximetry, which involve maintaining accuracy in the presence of motion artifact, or patient movement, and low perfusion, or low arterial blood flow. We overcame these limitations through our read-through motion and low perfusion pulse oximetry technology. Our Masimo SET platform, which became available to hospitals in the United States in 1998, is the basis of our pulse oximetry products, and we believe it represented the first significant technological advancement in pulse oximetry since its introduction in the early 1980s. Our products have gained significant acceptance in the market due to their ability to provide clinicians with reliable, continuous, real-time information even in the presence of both motion artifact and low perfusion.

To complement our Masimo SET platform, we have developed a wide range of proprietary single-patient use and reusable sensors, cables and other accessories designed specifically to work with Masimo SET software and hardware. Although our technology platforms operate solely with our proprietary sensor lines, our sensors have the capability to work with certain competitive pulse oximetry monitors through the use of our adapter cables. Our proprietary Low Noise Optical Probe, or LNOP, neonatal sensors have been clinically proven to exhibit greater durability compared to competitive products.

In 2005, we introduced our Masimo Rainbow SET platform, leveraging Masimo Signal Extraction Technology and incorporating licensed Rainbow technology to enable reliable, real-time monitoring of additional parameters beyond arterial blood oxygen saturation and pulse rate. The Masimo Rainbow SET platform has the unique ability to distinguish oxygenated hemoglobins, or hemoglobins carrying oxygen, from certain dyshemoglobins, or hemoglobins incapable of transporting oxygen, and allows for the rapid, non-invasive monitoring of carboxyhemoglobin and methemoglobin, which we refer to as Pulse CO-Oximetry. High levels of carboxyhemoglobin are indicative of carbon monoxide poisoning, which requires quick treatment to prevent long-term organ damage or death. Methemoglobin is another form of hemoglobin that is unable to carry oxygen to tissues throughout the body, and elevated levels can cause cyanosis, or bluish discoloration of the skin. This condition can also cause organ damage and, in extreme cases, death. Along with the release of our Masimo Rainbow SET Pulse CO-Oximetry products, we have developed specialized sensors that have the ability to monitor multiple parameters with a single sensor. We believe that the use of Masimo Rainbow SET Pulse CO-Oximetry products will become widely adopted for the non-invasive monitoring of these parameters.

Benefits of Our Products and Technology

We believe that our technology and products offer several key benefits, including:

•	Accurate, Real-Time Measurement.

•	Increased Quality of Patient Care.

•	Reduced Cost of Care.

•	Masimo SET Platform Allows for Expansion into Non-Critical Care Settings.

•	Upgradeable Platform for the Monitoring of Additional Parameters.

Our Strategy

Since inception, our mission has been to develop non-invasive patient monitoring solutions that improve patient outcomes and reduce the cost of patient care. We intend to continue to grow our business and to improve our market position by pursuing the following strategies:

•	Continue to expand our market share in pulse oximetry.

•	Expand the pulse oximetry market to other patient care settings.

•	Utilize our customer base and OEM relationships to market our Masimo Rainbow SET Pulse CO-Oximetry products incorporating licensed Rainbow technology.

•	Continue to innovate and maintain our technology leadership position.

Nellcor Patent Litigation Settlement

In October 1999, we filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc., now part of Covidien Ltd. (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., collectively referred to as Nellcor. Nellcor is one of the largest manufacturers and distributors of pulse oximetry products in the world. The lawsuit was filed for infringement of our pulse oximetry signal processing patents. Nellcor denied our claims and made counterclaims alleging infringement of its patents by us. This lawsuit resulted in a jury verdict that Nellcor had infringed several of our patents. In September 2005, the U.S. Federal Court of Appeals ruled that Nellcor infringed several Masimo patents and ordered the lower court to enjoin Nellcor’s infringing products. Prior to the issuance of a permanent injunction, Nellcor entered into a settlement agreement with us on January 17, 2006, under which we agreed to settle all pending patent litigation with Nellcor. In return, Nellcor agreed to pay us $263.0 million for damages incurred through January 2006. We granted Nellcor a covenant not to sue on certain new products and Nellcor agreed to pay us royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011. In addition, in January 2006, Nellcor made an advance royalty payment to us of $67.5 million for estimated sales of its products in the United States during the remainder of the calendar year 2006. Through December 31, 2006, we have received $330.5 million in cash from Nellcor pursuant to the settlement agreement.

We believe the result of this judgment was to strengthen the patents on which we prevailed, which included some patents supporting our Masimo SET platform. We intend to continue protecting our rights and pursuing additional infringement claims against other companies whose products we believe infringe our patents.

In March 2006 and February 2007, we declared dividends to holders of our common stock and preferred stock in the aggregate amount of approximately $208.9 million. In addition, in March 2006 and March 2007, we made special bonus payments in the aggregate amount of $11.7 million to our employees and directors who held vested stock options as of March 1, 2006. The funds used to pay these cash dividends and special bonus payments were made from the after-tax proceeds that we received from our patent infringement lawsuit against Nellcor and the interest on those proceeds.

We recorded the $263.0 million lump sum payment as patent litigation proceeds in January 2006 and we recognized approximately $68.8 million of royalty revenue in 2006. We recognize royalty revenue based on the estimated average royalty rate per the settlement agreement multiplied by our estimate of Nellcor’s sales for each quarter. This estimate is adjusted when we receive the Nellcor royalty report, 60 days after the end of each quarter. Per our settlement agreement, the 2006 royalty rate will decline significantly and, as a result, we expect our future Nellcor royalties to be significantly below the levels recognized in 2006.

We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders or our option holders.

Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from us to our stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. We are a party to a cross-licensing agreement with Masimo Labs, which was recently amended and restated effective January 1, 2007, or the Cross-Licensing Agreement, that governs each party’s rights to certain of the intellectual property held by the two companies.

Under the Cross-Licensing Agreement, we granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET owned by us, including all improvements on this technology, for the measurement of non-vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non-vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver, which we refer to as the Labs Market. We also granted Masimo Labs a non-exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET for the measurement of vital signs in the Labs Market.

Vital signs parameters include peripheral venous oxygen saturation, arterial oxygen saturation, or SpO2, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, electrocardiogram, or ECG, blood pressure (non-invasive blood pressure, invasive blood pressure and continuous non-invasive blood pressure), temperature, respiration rate, carbon dioxide, or CO2, pulse rate, cardiac output, electroenchephalogram, or EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or electromyography, or EMG, and associated features derived from these parameters, such as 3-D alarms, Pleth Variability Index and other features. Non-vital signs parameters are body fluid constituents other than vital signs parameters, and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

We exclusively license from Masimo Labs the right to make and distribute products in the professional medical caregiver markets, or the Masimo Market, that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, we have developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. We also have the option to obtain the exclusive license to make and distribute products that utilize Rainbow technology for the measurement of other non-vital signs parameters, including blood glucose, in product markets where the product is intended to be used by a professional medical caregiver, which we refer to as the Masimo Market.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. There are several risks associated with our business, such as:

•	We currently derive substantially all of our revenue from our Masimo SET platform and related products.

•

If the patents we own or license, or our other intellectual property rights, do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

•	If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

•

Some of our products, including those based on licensed Rainbow technology, are in development or have been recently introduced into the market and may not achieve market acceptance, which could adversely affect our potential growth.

•

Our operating results are volatile and difficult to predict and, prior to 2005, we had a history of net losses. We may experience significant fluctuations in our quarterly results and we may not maintain our recent profitability in the future.

Corporate Information

We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. Our executive offices are located at 40 Parker, Irvine, California 92618. Our telephone number at that address is (949) 297-7000 and our website is www.masimo.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

“Masimo,” “Rainbow,” “SET,” “Signal Extraction Technology,” “ ,” “Radical,” “RAD,” “Rad-5,” “Rad-8,” “Rad-9,” “Rad-Link,” “LNCS,” “LNOP,” “DCI,” “SatShare,” “FastSat,” “Signal I.Q.,” “MS-3,” “MS-5,” “MS-7,” “DST,” “FST,” “Discrete Saturation Transform,” “SpCO,” “SPO2.COM,” “CleanShield,” “NR,” “Accurate Monitoring When You Need It Most,” “Improving Patient Outcome And Reducing Cost Of Care,” “Improving Patient Outcome And Reducing Cost Of Care. . . By Taking Non-Invasive Monitoring To New Sites And Applications,” “The Proof Is In The Performance,” “SensAid,” “Stethos,” “I Stethos,” “Androscope” and “Androsonix” are our registered trademarks.

“Pulse CO-Oximeter,” “Signal Extraction Pulse CO-Oximeter,” “RadNet,” “Patient SafetyNet,” “Personal Pulse Oximeter,” “SofTouch,” “Blue,” “RED,” “TF-I,” “PPO+,” “PVI,” “SafetyNetwork,” “SEPCO,” “SPAO2,” “SpHB,” “SpMET,” “SPVO2,” “NCT,” “BCM,” “MX-1,” and “Androfact,” “Androflo,” “Androgram” and “Androlink” are the subject of pending trademark applications owned by us.

“RAD-57,” “Signal Extraction Pulse Oximeter” and “Improving Patient Outcomes And Reducing Cost Of Care By Making Non-Invasive Patient Monitoring Effective And Reliable And Taking It To New Sites And Applications” are other of our trademarks.

We have also applied for or registered some of our trademarks in other jurisdictions, including Europe, Japan and other selected geographies.

All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	1,500,000 shares

Common stock offered by the selling stockholders	10,416,626 shares

Common stock to be outstanding after this offering	52,816,788 shares

Initial public offering price	$ per share

Use of proceeds

We expect to use approximately $10.0 million of the net proceeds from this offering for capital expenditures and the placement of equipment, approximately $5.0 million for sales and marketing activities, approximately $5.0 million for research and development activities and the remaining amount for working capital and general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	MASI

The number of shares of common stock to be outstanding upon completion of this offering is based on 51,316,788 shares of common stock outstanding as of June 30, 2007 which assumes the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock, and excludes as of that date:

•	8,143,575 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $6.12 per share, of which 3,605,943 options were vested;

•	2,661,642 shares of common stock reserved for awards available for future issuance under our current equity incentive plans; and

•

3,000,000 shares of our common stock reserved for future issuance under our 2007 Stock Incentive Plan, which will become effective in connection with this offering. Shares available for future issuance under our 2007 Stock Incentive Plan do not include shares that may become available for issuance pursuant to a provision in this plan that provides for the automatic annual increase in the number of shares reserved thereunder.

Unless otherwise indicated, the information in this prospectus assumes:

•	the conversion of all outstanding shares of preferred stock into 34,612,503 shares of common stock immediately prior to the closing of this offering;

•	no exercise of the underwriters’ over-allotment option;

•	a three-for-one forward split of our common stock effected on June 25, 2007; and

•	the filing of our amended and restated certificate of incorporation, which will become effective at the closing of this offering.

Summary Consolidated Financial Data

The following table presents summary consolidated historical and pro forma as adjusted financial data. We derived the summary statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the summary balance sheet data as of December 31, 2006 from our audited consolidated financial statements and notes thereto included in this prospectus. We derived the summary statement of operations data for the three months ended March 31, 2006 and 2007 and the summary balance sheet data as of March 31, 2007 from our unaudited consolidated financial statements and notes thereto included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and the notes thereto, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The pro forma basic and diluted net income per common share data in the statement of operations data for the year ended December 31, 2006 and the three months ended March 31, 2007, reflect the conversion of all of our outstanding shares of convertible preferred stock into 34,612,503 shares of common stock in connection with this offering.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands, except share data)
Statement of Operations Data(1):
Revenue:
Product	$69,069	$107,613	$155,131	$34,679	$45,764
Royalty and license fee	288	277	69,207	14,627	13,190

Total revenue	69,357	107,890	224,338	49,306	58,954
Cost of goods sold	29,354	42,717	61,640	16,138	16,901

Gross profit	40,003	65,173	162,698	33,168	42,053
Operating expenses:
Research and development	6,044	8,548	24,875	11,794	5,454
Selling, general and administrative	30,118	43,085	91,493	36,139	21,412
Patent litigation expenses (proceeds)	6,204	1,736	(262,605)	(262,665)	—
Purchased in-process research and development	—	2,800	—	—	—

Total operating expenses	42,366	56,169	(146,237)	(214,732)	26,866

Operating income (loss)	(2,363)	9,004	308,935	247,900	15,187
Non-operating income (expense):
Interest income	107	224	6,741	2,659	355
Interest expense	(1,434)	(1,851)	(1,824)	(505)	(427)
Other	8	(8)	551	99	41

Total non-operating income (expense):	(1,319)	(1,635)	5,468	2,253	(31)

Income (loss) before provision for (benefit from) income taxes	(3,682)	7,369	314,403	250,153	15,156
Provision for (benefit from) income taxes	161	(26,012)	132,577	105,456	6,059

Net income (loss)	(3,843)	33,381	181,826	144,697	9,097
Preferred stock dividend	—	—	(77,785)	(58,571)	—
Accretion of preferred stock	(8,477)	(8,278)	(7,985)	(2,117)	(1,956)
Undistributed income attributable to preferred stockholders	—	(19,599)	(34,275)	(34,783)	(4,828)

Net income (loss) attributable to common stockholders	$(12,320)	$5,504	$61,781	$49,226	$2,313

Net income (loss) per common share(2):
Basic	$(1.31)	$0.57	$3.79	$3.18	$0.14

Diluted	$(1.31)	$0.42	$3.04	$2.53	$0.11

Weighted-average number of common shares:
Basic	9,378,741	9,717,882	16,319,898	15,475,221	16,592,163
Diluted	9,378,741	13,102,611	20,302,872	19,471,926	20,662,530
Pro forma net income per common share (unaudited)(2):
Basic			$3.57		$0.18

Diluted			$3.31		$0.16

Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic			50,932,401		51,204,666
Diluted			54,915,375		55,275,033

	As of March 31, 2007
	Actual	Pro Forma As Adjusted(3)
	(in thousands)
	(unaudited)	(unaudited)
Balance Sheet Data(1):
Cash and cash equivalents	$22,907	$43,122
Working capital	44,259	64,474
Total assets	152,137	172,352
Long-term debt, including current portion	31,736	31,736
Stockholders’ equity	66,143	86,358

(1)

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,” or FIN 46(R), Masimo Labs is consolidated within our financial statements. Accordingly, all inter-company royalties, option and licensing fees, and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of accounting for Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

(2)

See Note 2 to the Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per common share and basic and diluted pro forma net income per common share.

(3)

On a pro forma as adjusted basis giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock and to reflect the sale of 1,500,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) cash and cash equivalents, working capital, total assets and stockholders’ equity by $1.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before making your decision to invest in shares of our common stock. The occurrence of any of the following risks, and the risks described elsewhere in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially and adversely affect our financial condition, results of operations, cash flow and per share trading price and could cause you to lose some or all of your investment.

Risks Related to Our Business

We currently derive substantially all of our revenue from our Masimo SET platform and related products. If this technology and the related products do not continue to achieve market acceptance, our business, financial condition and results of operations would be adversely affected.

We are dependent upon the success and market acceptance of our proprietary Masimo Signal Extraction Technology, or Masimo SET. Currently, our primary product offerings are based on the Masimo SET platform. Continued market acceptance of products incorporating Masimo SET will depend upon our ability to continue to provide evidence to the medical community that our products are cost-effective and provide significantly improved performance compared to conventional pulse oximeters. Health care providers that currently have significant investments in competitive pulse oximetry products may be reluctant to purchase our products. If hospitals and other health care providers do not believe our Masimo SET platform to be cost-effective, more accurate or reliable, they may not buy our products in sufficient quantities to enable us to be profitable. If we are unable to achieve additional market acceptance of our core technology or products incorporating Masimo SET, we will not generate significant revenue growth from the sale of our products.

If the patents we own or license, or our other intellectual property rights, do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

Our success depends significantly on our ability to protect our rights to the technologies used in our products, including Masimo SET and licensed Rainbow technology. We rely on patent protection, trade secrets, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect our technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The U.S. Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the claims included in our patents.

Our issued and licensed patents and those that may be issued or licensed in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Additionally, upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. We also must rely on contractual rights with the third parties that license technology to us to protect our rights in the technology licensed to us. Although we have taken steps to protect our intellectual property and technology, there is no assurance that competitors will not be able to design around our patents. We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and intellectual property assignment agreements with our employees, or OEM partners, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. In addition, we rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Our common law trademarks provide less protection than our registered trademarks. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we fail to apply for intellectual property protection or if we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not as yet a matter of public knowledge, or claimed trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	increase the cost of our products;

•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	force us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, the terms of which may not be acceptable to us;

•	require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification to such parties for intellectual property infringement claims;

•	divert the attention of our management; and

•	result in our customers or potential customers deferring or limiting their purchase or use of the affected products until the litigation is resolved.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

We believe competitors may currently be violating and may in the future violate our proprietary rights, and we may bring additional litigation to enforce our intellectual property rights, which may result in substantial expense and may divert our attention from the implementation of our business strategy.

We believe that the success of our business depends, in significant part, on obtaining patent protection for our products and technology, defending our patents once obtained and preserving our trade secrets. We were previously involved in significant litigation to protect our patent position and may be required to engage in further litigation. In 2006, we settled a costly, six-year lawsuit against Mallinckrodt, Inc., now a part of Covidien Ltd. (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., collectively referred to as Nellcor, in which we claimed that Nellcor was infringing certain of our pulse oximetry signal processing patents. See “Business—Nellcor Patent Litigation Settlement.” We believe that other competitors of ours, including some of our OEM partners, may be infringing at least one of our patents. See “Business—Competition.” Our failure to pursue any potential claim could result in the loss of our proprietary rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. We cannot be certain that we will have the required financial resources to pursue litigation or otherwise to protect these rights in the future. In addition, any future litigation could result in the diversion of management’s attention from the implementation of our business strategy and may not be adequate to protect our intellectual property rights.

Some of our products, including those based on licensed Rainbow technology, are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

Our products that have been recently introduced, including those based on Rainbow technology, a technology that we license, may not be accepted in the market. Our first product incorporating licensed Rainbow technology was made commercially available in September 2005. Accordingly, we do not know to what degree the market will accept these products, if at all. Even if our customers recognize the benefits of our products, we cannot assure you that our customers will purchase them in quantities sufficient for us to be successful. We will need to invest in significant sales and marketing resources to achieve market acceptance of these products with no assurance of success. The degree of market acceptance of these products will depend on a number of factors, including:

•	perceived effectiveness of our products;

•	cost of our products;

•	perceived advantages over competing products;

•	introduction and acceptance of competing products or technologies; and

•	obtaining the required domestic and international regulatory approvals for our products under development.

In order for any of these products to be accepted, we must prove that they are effective and commercially beneficial. Even if customers accept these products, this acceptance may not translate into sales if our competitors develop similar products that our customers prefer. If our products do not gain market acceptance or if our customers prefer our competitors’ products, our potential growth could be limited, which could adversely affect our business, financial condition and results of operations.

Our products are subject to reporting requirements and may be subject to recalls, which could be expensive, damage our reputation and result in a diversion of management resources.

After a device is placed on the market, numerous regulatory requirements apply, including medical device reporting regulations that require us to report to the FDA or similar governmental bodies in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of manufacturing or labeling errors or design defects. Any voluntary or government mandated recall may divert management attention and financial resources and harm our reputation with customers. Any recall involving one of our products could also harm the reputation of the product and us and would be particularly harmful to our business and financial results.

We may recall our products, either voluntarily or involuntarily, if any prove or are perceived to be defective. Much of our growth may come from the introduction and sale of new products, which may result in a greater frequency of recalls. From our inception through June 30, 2007, we initiated three voluntary recalls of our products, none of which was material.

On July 31, 2007, we determined to initiate a voluntary recall of our Rad-9 pulse oximeter, a standalone bedside pulse oximeter product, sales of which represented less than 0.6% and 0.4% of our product revenue in 2006 and the first fiscal quarter of 2007, respectively. In accordance with its original design and similar to other pulse oximeter devices, the Rad-9 gives a visual alarm if there is a sensor fault; under other circumstances, the Rad-9 gives both a visual and audio alarm. In late 2006, we sent notice to owners of the Rad-9 that a free upgrade was available to add an audio alarm to the Rad-9 when a sensor fault is detected. We have now determined to voluntarily recall the Rad-9 to implement this upgrade. We do not believe that a non-upgraded Rad-9 poses a significant risk to health. We decided to voluntarily recall the Rad-9 because we believe it has the possibility of improving the care of patients. This decision follows a customer report that an elderly patient, who may have damaged her pulse oximeter sensor, had died after removing her tracheostomy tube. Based on what is currently known, the Rad-9 appears to have been operating in accordance with its specifications. We estimate that the total costs resulting from this voluntary recall will be approximately $300,000 to $500,000, although this is an estimate and the actual cost may differ. Any future recall could result in a diversion of management resources, substantial cost and negative publicity, all of which could adversely affect our business, financial condition and results of operations.

Our ability to commercialize products that incorporate Masimo SET or Rainbow technology is limited.

In May 1998, we created a newly-formed entity, Masimo Laboratories, Inc., or Masimo Labs, and provided it rights to use Masimo SET to commercialize non-vital signs monitoring applications while we retained the rights to Masimo SET to commercialize vital signs monitoring applications. On May 2, 1998, we entered into a cross-licensing agreement with Masimo Labs, which has been amended several times, most recently in an Amended and Restated Cross-Licensing Agreement, effective January 1, 2007, or the Cross-Licensing Agreement. Under the Cross-Licensing Agreement, we granted Masimo Labs:

•

an exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET owned by us, including all improvements on this technology, for the measurement of non-vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non-vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than by a professional medical caregiver, which we refer to as the Labs Market, and

•	a non-exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET for measurement of vital signs in the Labs Market.

Non-vital signs parameters consist of body fluid constituents other than vital signs parameters, including but not limited to carbon monoxide, methemoglobin, blood glucose, total hemoglobin, and bilirubin.

Under the Cross-Licensing Agreement, we are only permitted to sell devices utilizing Masimo SET for the measurement of non-vital signs parameters in markets where the product is intended to be used by a professional medical caregiver, including but not limited to hospital caregivers and emergency medical services, or EMS, facility caregivers, rather than by a patient or pharmacist, which we refer to as the Masimo Market. Accordingly, our ability to commercialize new products, new or improved technologies and additional applications for Masimo SET is limited. In particular, our inability to expand beyond the Masimo Market may impair our growth and adversely affect our financial condition and results of operations.

Pursuant to the Cross-Licensing Agreement, we have licensed from Masimo Labs the right to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. As a result, the opportunity to expand the market for our products incorporating Rainbow technology is limited, which could limit our revenue and impair our growth.

We will be required to pay Masimo Labs for the right to use certain improvements to Masimo SET that we develop.

Under the Cross-Licensing Agreement, when we develop improvements to Masimo SET for the non-invasive measurement of non-vital signs parameters, we would be required to assign these developments to Masimo Labs and then license the technology back from Masimo Labs in consideration for a license fee and royalty obligations to Masimo Labs. Therefore, any improvement to this technology would be treated as if it had been developed exclusively by Masimo Labs. In addition, we will not be reimbursed by Masimo Labs for our expenses relating to the development of any such technology. As a result of these terms, we may not generate any revenue from the further development of Masimo SET for the measurement of non-vital signs parameters, which could adversely affect our business, financial condition and results of operations.

In the event that the Cross-Licensing Agreement is terminated for any reason, or Masimo Labs grants a license to Rainbow technology to a third party, our business would be materially and adversely affected.

Masimo Labs owns all of the proprietary rights to Rainbow technology developed with our proprietary Masimo SET for products intended to be used in the Labs Market, and all rights for any non-vital signs parameter for which we do not exercise an option pursuant to the Cross-Licensing Agreement. In addition, Masimo Labs has the right to terminate the Cross-Licensing Agreement or grant licenses covering Rainbow technology to third parties if we breach certain terms of the agreement, including failure to meet our minimum royalty payment obligations or failure to use commercially reasonable efforts to develop or market products incorporating licensed Rainbow technology. If we lose our exclusive license to Rainbow technology, we may not be able to develop comparable technology or license similar technology on commercially favorable terms or at all, and we would lose the ability to prevent others from making, using, selling or importing products using Rainbow technology in our market. As a result, we would likely be subject to increased competition within our market, and Masimo Labs or competitors who obtain a license to Rainbow technology from Masimo Labs would be able to offer related products.

We may not be able to commercialize our products incorporating licensed Rainbow technology cost-effectively or successfully.

It costs us more to make products that incorporate Rainbow technology than products without Rainbow technology due to increased production costs in addition to the royalties that we must pay to Masimo Labs. In order to successfully commercialize these products, we must be able to pass these higher costs on to the market. We cannot assure you that we will be able to sell products incorporating Rainbow technology at a price the market is willing to accept. If we cannot commercialize our products incorporating licensed Rainbow technology successfully, we may not be able to generate sufficient product revenue to be profitable, which could adversely affect our business, financial condition and results of operations.

We are required to pay royalties to Masimo Labs for all products sold that contain Rainbow technology, including certain annual minimum royalty payments and this may impact our gross margins.

The Cross-Licensing Agreement requires us to pay Masimo Labs a royalty for all products that we sell which include their proprietary Rainbow technology. This includes hand-held, table-top and multi-parameter products that incorporate licensed Rainbow technology. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices. The agreement also requires that we provide to Masimo Labs, at its request, up to 10% of our annual board and sensor production volume at our total manufactured cost. In addition to these specific royalty and product obligations, our Cross-Licensing Agreement requires that we pay Masimo Labs specific annual minimum royalty payments.

While the payment of royalties for enabled Rainbow parameters should not have a negative impact on our overall margins, the minimum annual royalties will have a negative impact to the extent that we do not generate sufficient Rainbow product revenues to offset the minimum royalties owed to Masimo Labs. In addition, the requirement for us to provide Masimo Labs with up to 10% of our board and sensor production at our manufactured cost will, if requested by Masimo Labs, have a negative impact on our gross margins.

Rights provided to Masimo Labs in the Cross-Licensing Agreement may impede a change in control of our company.

In the event we undergo a change in control, which, as defined in the Cross-Licensing Agreement, includes the resignation or termination of Joe E. Kiani from his position of Chief Executive Officer of either Masimo or Masimo Labs, we are required to immediately pay a $2.5 million fee to exercise an option to license technology developed by Masimo Labs for use in blood glucose monitoring. Additionally, our per product royalties payable to Masimo Labs will become subject to specified minimums, and the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to up to $15.0 million for carbon monoxide, methemoglobin, fractional arterial oxygen saturation, total hemoglobin and blood glucose, plus up to $2.0 million per other Rainbow parameters. Also, if the surviving or acquiring entity ceases to use “Masimo” as a company name and trademark following a change in control, all rights to the “Masimo” trademark will automatically be assigned to Masimo Labs. This could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices. In addition, our requirement to assign all future improvements for non-vital signs to Masimo Labs could impede a change in control.

Masimo Labs has conducted most of the research and development of Rainbow technology and we are dependent upon Masimo Labs to develop improvements to Rainbow technology.

Masimo Labs has conducted the research and development of Rainbow technology. Although we expect Masimo Labs to continue its research and development activities related to Rainbow technology and specific non-invasive monitoring parameters, including blood glucose and total hemoglobin, no assurance can be given that it will do so. In the event Masimo Labs does not continue to develop and improve Rainbow technology, our business, financial condition and results of operations could be adversely affected.

We will experience conflicts of interest with Masimo Labs with respect to business opportunities and other matters. Investors in this offering will not receive an equity interest in Masimo Labs.

As of June 30, 2007, our stockholders owned approximately 99.9% of the outstanding shares of capital stock of Masimo Labs. In addition, Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. Due to the interrelated nature of Masimo Labs with us, conflicts of interest will arise with respect to transactions involving business dealings between us and Masimo Labs, potential acquisitions of businesses or products, development of products and technology, the sale of products, markets and other matters in which our best interests and the best interests of our stockholders may conflict with the best interests of the stockholders of Masimo Labs. We cannot assure you that any conflict of interest will be resolved in our favor, or that with respect to our transactions with Masimo Labs we will negotiate terms that are as favorable to us as if such transactions were with an unaffiliated third party. Investors in this offering are not receiving an equity interest in Masimo Labs.

Our operating results are volatile and difficult to predict and, prior to 2005, we had a history of net losses. We may experience significant fluctuations in our quarterly results and we may not maintain our recent profitability in the future.

We incurred net losses attributable to common stockholders in each year from our inception through 2004. Our net losses attributable to common stockholders were approximately $8.6 million, $15.4 million and $12.3 million in 2002, 2003 and 2004, respectively. We expect our expenses to increase as we expand our research and development and sales and marketing activities. As a result, if we are unable to maintain or increase our revenue, we may incur net losses and negative cash flows in the future.

Our operating results have fluctuated in the past and are likely to fluctuate significantly in the future. We may experience fluctuations in our quarterly results of operations as a result of:

•	delays or interruptions in manufacturing and shipping of our products;

•	varying demand for and market acceptance of our technology and products;

•	the effect of competing technological and market developments resulting in lower selling prices or significant promotional costs;

•	changes in the timing of product orders and the volume of sales to our OEM partners;

•	actions taken by group purchasing organizations, or GPOs;

•	delays in hospital conversions to our products;

•	our legal expenses, particularly those related to litigation matters;

•	changes in our product or customer mix;

•	unanticipated delays or problems in the introduction of new products, including delays in obtaining clearance or approval from the FDA;

•	product recalls; and

•	high levels of returns and repairs.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. To respond to these and other factors, we may need to make business decisions that could result in failure to meet financial expectations. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. Most of our expenses, such as employee compensation, inventory and debt repayment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our revenue for a particular period were below our expectations, we would not be able to proportionately reduce our operating expenses for that period. Any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance. In future quarters, our operating results may be below the expectations of securities analysts or investors.

We depend on our OEM partners for a portion of our revenue. If they do not devote sufficient resources to the promotion of products that use Masimo SET and licensed Rainbow technology, our business would be harmed.

We are, and will continue to be, dependent upon our OEM partners for a portion of our revenue through their marketing, selling and distribution of certain of their products that incorporate Masimo SET and licensed Rainbow technology. Although we expect that our OEM partners will accept and actively market, sell and distribute products that incorporate licensed Rainbow technology, they may elect not to do so in the near future or at all. The failure of our OEM partners to successfully market, sell or distribute products incorporating these technologies, the termination of OEM agreements, the loss of OEM partners or the inability to enter into future OEM partnership agreements would have a material adverse effect on our business, financial condition and results of operations. Our success will depend in part upon whether our OEM partners devote sufficient resources to the promotion of products that incorporate these technologies. These products may represent a relatively small percentage of business for some of our OEM partners. In addition, some of our OEM partners offer products that compete with ours. Therefore, we cannot guarantee that our OEM partners will vigorously promote products incorporating Masimo SET and licensed Rainbow technology. If any of our OEM partners were to be acquired, we cannot assure you that an acquiring company would devote sufficient resources to promote products that incorporate technology we own or license.

The loss of any large customer or any cancellation or delay of a significant purchase by a large customer could reduce our net sales and harm our operating results.

For the year ended December 31, 2006, we did not have any customers who accounted for over 10.0% of our total revenues. However, we have a concentration of OEM, distribution and direct customers. If, for any reason, we were to lose our ability to sell to a specific group or class of customers, we would experience a significant reduction in revenues. This would, in turn, adversely impact our operating results because we may not be able to react quickly enough to reduce our operating expenses. Also, we cannot assure you that we will retain our current customers or groups of customers or that we will be able to attract and retain additional customers.

Our royalty agreement with Nellcor provides for a declining royalty rate schedule over the term of the settlement agreement which, if not offset by other revenues and sources of income, could significantly harm our total sales and operating results.

In fiscal 2006, our royalties from the Nellcor settlement totaled $68.8 million. Because these royalty payments do not carry any significant cost, they result in significant improvements to our reported gross profit and operating income levels. As a result, any decline in royalties that we earn under this agreement will have a significant impact on our revenues, gross margins and operating income. Under terms of the agreement, we earn royalties on Nellcor’s total U.S. based pulse oximetry sales. The royalty rate in 2006 was nearly 20% if averaged over the entire year. The royalty rates in 2007 will decline to a range of 12% to 15% depending on Nellcor’s ability to re-design their products in a manner that would avoid some of our patent coverage in the settlement agreement. In 2008 and through the term of the royalty agreement, at least through March 14, 2011, the royalty rates will decline to a range of 10% to 12%, also subject to Nellcor’s ability to develop new products that avoid the current patent coverage as negotiated in the settlement agreement. As a result of these declining royalty rates in 2007 and beyond, there is a significant financial risk to our operating income if we are unable to generate sufficient revenues and gross margins to offset the impact of declining royalty rates on sales of Nellcor’s U.S. pulse oximetry products.

If we fail to maintain relationships with GPOs, sales of our products would decline.

Our ability to sell our products to U.S. hospitals depends in part on our relationships with GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusive, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO’s affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer’s products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. In 2006, revenue from the sale of our pulse oximetry products related to GPOs amounted to $66.6 million, representing 80.7% of our revenue from sales to U.S. hospitals. We do not have any contracts expiring in 2007. In the future, if we are unable to keep our relationships and develop new relationships with GPOs, our competitive position would likely suffer.

In addition, some GPOs have tested the use of new internet bidding which has resulted in business shifting from one vendor to another vendor. We cannot assure you that continued movement to these internet bidding procedures will not increase and that this may result in our failure to secure contracts with these organizations.

If we do not successfully develop and commercialize enhanced or new products that remain competitive with new products or alternative techniques developed by others, we could lose revenue opportunities and customers, and our ability to achieve growth would be impaired.

The medical device industry is characterized by rapid product development and technological advances, which places our products at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products, new or improved technologies and additional applications for Masimo SET and licensed Rainbow technology. The research and development process is time-consuming and costly and may not result in products or applications that we can successfully commercialize. In particular, we may not be able to successfully commercialize our products for applications other than arterial blood oxygen saturation and pulse rate monitoring, including carboxyhemoglobin and methemoglobin monitoring. If we do not successfully adapt our products and applications both within and outside these parameters, we could lose revenue opportunities and customers. In addition, we may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business. Furthermore, one or more of our competitors may develop products that are substantially equivalent to our FDA-cleared products, or those of our OEM partners, whereby they may be able to use our products or those of our OEM partners, as predicate devices to more quickly obtain FDA clearance of their competing products.

We face competition from other companies, many of which have substantially greater resources than we do and may be able to develop products perceived as more effective or easier to use than ours or are more readily accepted, or offer their products at lower prices than we can, which could adversely affect our business, financial condition and results of operations.

We face substantial competition from companies developing products that compete with our Masimo SET platform for use with third-party monitoring systems. We also face competition from companies currently marketing pulse oximetry monitors. One company in particular, Nellcor, a subsidiary of Tyco Healthcare, currently holds a substantial share of the pulse oximetry market. Our revenues and profit are significantly smaller than our primary competitors. A number of the companies in the pulse oximetry market have substantially greater capital resources, larger customer bases, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours, and have established reputations with our target customers, as well as worldwide distribution channels that are more effective than ours. Competition could result in price reductions, fewer orders, reduced gross margins and loss of market share.

Reliance on clinical studies is an important means of demonstrating the effectiveness of products in our industry. We are aware of a number of clinical and laboratory studies with results that are less favorable to the Masimo SET platform than those contained in the over 100 independent studies that validate our technology. We believe that these studies either (i) lack independence because they were funded by competing companies evaluated in the studies or were conducted by employees of such companies, or (ii) lack objectivity because of the absence of clinical procedures and protocols required to ensure objective and accurate results. If subsequent independent studies validate these studies or these studies are otherwise shown to be accurate, market acceptance and sales of our products could be adversely impacted and we could lose market share to our competitors.

Our suppliers may not supply us with a sufficient amount of materials and components or materials and components of adequate quality.

We depend on sole or limited source suppliers for key materials and components of our patient monitoring solutions, and if we are unable to obtain these components on a timely basis, we will not be able to deliver our patient monitoring solutions to customers. Also, we cannot guarantee that any of the materials or components that we purchase, if available at all, will be of adequate quality or that the prices we pay for these materials or components will not increase. From time to time, there are industry-wide shortages of several electronic components that we use in our patient monitoring solutions. We may experience delays in production of our products if we fail to identify alternate vendors, or any parts supply is interrupted or reduced or there is a significant increase in production costs, each of which could adversely affect our business, financial condition and results of operations.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other medical device companies. We may be subject to claims that employees have disclosed, or that we have used, trade secrets or other proprietary information of their former employers. Defending against these claims could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research and development or sales personnel could limit our ability to sell our existing products, which could adversely affect our business, financial condition and results of operations.

If product liability claims are brought against us, we could face substantial liability and costs.

The manufacture and sale of products using Masimo SET and licensed Rainbow technology expose us to product liability claims and product recalls, including those that may arise from misuse or malfunction of, or design flaws in, our products or the use of our products with incompatible components or systems. Any losses that we may suffer from future liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our technology and products, together with the corresponding diversion of the attention of our key employees, could adversely affect our business, financial condition and results of operations. Any product liability claims could require significant cost and management resources and may subject us to significant damages. We currently have product liability insurance that we believe to be adequate, but we cannot be certain that it will be sufficient to cover damages or claims. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims.

Our failure to obtain and maintain FDA clearances or approvals on a timely basis, or at all, would prevent us from commercializing our current or upgraded products in the United States, which could severely harm our business.

Each medical device that we wish to market in the United States generally must first receive either 510(k) clearance, by filing a 510(k) pre-market notification, or PMA approval, by filing a PMA application, from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. We cannot assure you that the FDA will grant 510(k) clearance on a timely basis, if at all, for new products or uses that we propose for the Masimo SET or licensed Rainbow technology. The FDA’s 510(k) clearance process usually takes from four to twelve months, although it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain and generally takes from one to three years or even longer. See “Business—Government Regulation” for more detailed information about 510(k) clearances and PMA approvals.

To date, the FDA has regulated pulse oximeters incorporating Masimo SET and licensed Rainbow technology, and our sensors, cables and other products incorporating Masimo SET and licensed Rainbow technology for pulse oximetry under the 510(k) process. Although 510(k) clearances have been obtained for all of our current products, these clearances may be revoked by the FDA if safety or effectiveness problems develop with our devices. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance. Furthermore, our new products or significantly modified marketed products could be denied 510(k) clearance and be required to undergo the more burdensome PMA approval process. If so, our ability to upgrade our products in a timely fashion could be limited. The withdrawal of existing 510(k) clearances or the inability to obtain new ones on a timely basis, or at all, could severely harm our business.

The failure of our OEM partners to obtain FDA clearances or approvals could have a negative impact on our revenue.

Our OEM partners will be required to obtain their own FDA clearances for products incorporating Masimo SET and licensed Rainbow technology to market these products in the United States. We cannot assure you that the FDA clearances we have obtained will make it easier for our OEM partners to obtain clearances of products incorporating these technologies, or that the FDA will ever grant clearances on a timely basis, if at all, for any future product incorporating Masimo SET and licensed Rainbow technology that our OEM partners propose to market.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our products, along with the manufacturing processes and promotional activities for such products, are subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the quality system regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the QSR through unannounced inspections. We are also subject to similar state requirements and licenses. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, discovery of previously unknown problems with our products (including unanticipated adverse events or adverse events of unanticipated severity or frequency), manufacturing problems, or failure to comply with regulatory requirements, or failure to adequately respond to any FDA observations concerning these issues, could result in, among other things, any of the following actions:

•	issuance of public warning letters;

•	a shut-down or interruption of our manufacturing operations;

•	withdrawal or suspension of clearance or approval by the FDA or other regulatory bodies;

•	product recall, detention or seizure;

•	fines and civil penalties;

•	unanticipated expenditures;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

If any of these actions were to occur, it would harm our reputation and adversely affect our business, financial condition and results of operations. Furthermore, our key component suppliers may not currently be, or may not continue to be, in compliance with applicable regulatory requirements.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We currently market, and intend to continue to market, our products internationally. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, financial condition and results of operations could be adversely affected.

Modifications to our marketed devices may require new regulatory clearances or premarket approvals, or may require us to cease marketing or recall the modified devices until clearances or approval is obtained.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a PMA approval. We may not be able to obtain such clearances or approvals in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have an adverse effect on our business, financial condition and results of operations. We have made modifications to our devices in the past and we may make additional modifications in the future, some of which we may believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could have an adverse effect on our business, financial conditions and results of operations.

Off-label promotion of our products or promotional claims deemed false or misleading could subject us to substantial penalties.

Obtaining 510(k) clearance only permits us to promote our products for the uses cleared by the FDA. Although we may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. We must have adequate substantiation for our product performance claims. If the FDA determines that we or our OEM partners have promoted our products for off-label use, or have made false or misleading or inadequately substantiated promotional claims, we could be subject to fines, injunctions or other significant penalties or restrictions.

If we are unable to increase our sales, marketing and distribution capabilities or maintain or establish arrangements with third parties to sell, market, manufacture and distribute our pulse oximetry and Rainbow technology products, our business, financial condition and results of operations could be adversely affected.

We have limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our business strategy. In addition, we currently have a small sales organization compared to many of our competitors. To increase our commercial success, we need to:

•	increase our sales and marketing force;

•	continue to maintain domestic and international OEM partners;

•	ensure that distributors and OEM partners provide the technical and educational support customers need to use products incorporating Masimo SET and Rainbow technology successfully;

•	promote monitoring systems using Masimo SET and Rainbow technology so that sales of those systems and, in turn, sales of our consumable products increase; and

•	be prepared to provide services, as necessary, to geographically dispersed users of monitoring systems using Masimo SET and Rainbow technology.

We currently plan to increase the size of our direct sales force to further market our products in the United States and internationally. Our sales force will be competing with the experienced and well-funded sales and marketing operations of our competitors. Increasing our direct sales capabilities is expensive and time consuming. We may not be able to further develop this capacity on a timely basis or at all. If we are unable to expand our sales and marketing capabilities, we will need to continue to contract with third parties to market and sell our approved products in the United States and internationally. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue could be lower than if we directly marketed and sold our products. Furthermore, to the extent that we enter into co-promotion or other sales and marketing arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to maintain adequate sales, marketing, manufacturing and distribution capabilities, independently or with others, we may not be able to generate sufficient product revenue to be profitable.

If we are unable to manufacture an adequate supply of our products, we could lose customers and our revenue and growth could be limited.

Our anticipated growth may strain our ability to manufacture an increasingly large supply of our products. Manufacturing facilities often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we cannot scale our manufacturing operations appropriately, maintain control over expenses or otherwise adapt to anticipated growth, or if we have underestimated our future growth, we may not have the capability to satisfy market demand, which would have an adverse effect on our business, financial condition and results of operations.

We anticipate and plan for significant growth, which we may not be able to effectively manage.

We expect to rapidly expand our operations and our research and development, product development, sales, marketing and administrative organizations. This growth and activity will likely result in new and increased responsibilities for management personnel and place significant strain upon our operating and financial systems and resources. To accommodate our expected growth and compete effectively, we will be required to improve our information systems, create additional procedures and controls and expand, train, motivate and manage our work force. We also may need to expand our manufacturing resources.

We cannot be certain that our personnel, systems, procedures, facilities and controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products, our anticipated growth may be impaired and our business, financial condition and results of operations would be adversely affected.

We manufacture our products at two locations. Any disruption in these manufacturing facilities could adversely affect our business, financial condition and results of operations.

We have relied, to date, on our manufacturing facilities in Irvine, California and Mexicali, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers if we could not shift production to another of our manufacturing facilities. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If we are forced to seek alternative facilities, we may incur additional costs and we may experience a disruption in the supply of our products until those facilities are available. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and, therefore, may adversely affect our revenue, gross margins and results of operations. Any disruption or delay at our manufacturing facilities could impair our ability to meet the demand of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business, financial condition and results of operations.

In the future, we may choose to add new manufacturing capabilities in either our existing facilities or in new facilities throughout the world. If we expand our worldwide manufacturing locations, there can be no assurance that this expansion will occur without implementation difficulties or that such expansion will ultimately lower our overall cost of production.

If we lose the services of our key personnel, or if we are unable to attract and retain other key personnel, we may not be able to manage our operations or meet our growth objectives.

We are highly dependent on our senior management, especially Joe E. Kiani, our Chief Executive Officer, and other key officers. We are also heavily dependent on our engineers and field sales team, including sales representatives and clinical specialists. Our success will depend on our ability to retain our current management, engineers and field sales team, and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management, engineers and field sales personnel is intense and we may not be able to retain our personnel. The loss of the services of members of our key personnel could prevent the implementation and completion of our objectives, including the development and introduction of our products. Each of our officers may terminate their employment at any time without notice and without cause or good reason. We carry key person life insurance on only Mr. Kiani, who is also the Chief Executive Officer of Masimo Labs. Mr. Kiani devotes substantially all of his time to us.

Existing or future acquisitions of businesses could negatively affect our business, financial condition and results of operations if we fail to integrate the acquired businesses successfully into our existing operations or if we discover previously undisclosed liabilities.

In order to expand our products and technology platform, we have acquired four businesses since our inception and we may acquire additional businesses in the future. Successful acquisitions depend upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. Even if we complete acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated; and

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities that we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to or otherwise affected by federal and state health care laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide health care services, nor receive payments directly from Medicare, Medicaid, or other third-party payers for our products or the procedures in which our products are used, health care regulation by federal and state governments will impact our business. Health care fraud and abuse and health information privacy and security laws potentially applicable to our operations include, but are not limited to:

•

the Federal Health Care Programs’ Anti-Kickback Law, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or providing remuneration intended to induce the purchase, order or recommendation of an item or service reimbursable under a federal health care program (such as the Medicare or Medicaid programs);

•

federal false claims laws which prohibit, among other things, knowingly and willfully presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which established new federal crimes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as imposed certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by non-governmental third-party payers, including commercial insurers, and state laws governing the privacy of certain health information.

We have certain arrangements with hospitals that may be affected by these laws. For instance, under our standard customer arrangements, we provide hospitals with free pulse oximetry monitoring devices in exchange for their agreement to purchase future pulse oximetry sensor requirements from us. In addition, we occasionally provide our customers with rebates in connection with their annual purchases. While we believe that we are currently in compliance with applicable federal and state health care laws, certain of these arrangements may not meet the Federal Anti-Kickback Law’s safe harbor requirements, which may result in increased scrutiny by government authorities having responsibility for enforcing these laws.

There can be no assurance that we will not be found to be in violation of any of such laws or other similar governmental regulations to which we are directly or indirectly subject, and as a result we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our products from reimbursement under Medicare, Medicaid, and other federal health care programs, and the curtailment or restructuring of our operations. Any penalties could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

We face environmental liabilities related to certain hazardous materials used in our operations.

Our manufacturing processes involve the use, generation and disposal of certain hazardous materials and wastes, including silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As such, we are subject to stringent federal, state and local laws relating to the protection of the environment, including those governing the use, handling and disposal of hazardous materials and wastes. We may incur significant costs to comply with environmental regulations. Future environmental laws may significantly affect our operations because, for instance, our manufacturing processes may be required to be altered, thereby increasing our manufacturing costs. In our research and manufacturing activities, we use materials that are hazardous to human health, safety or the environment. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. The risk of accidental injury or contamination from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our reserves. Although we maintain general liability insurance, we do not specifically insure against environmental liabilities. If an enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our business, financial conditions and results of operations.

We derive a portion of our net sales from operations in international markets. In 2005 and 2006, 19.2% and 22.6%, respectively, of our product revenue was derived from our international operations. In addition, we purchase a portion of our raw materials and components on the international market. The sale and shipping of our products across international borders, as well as the purchase of materials and components from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and we would be exposed to potentially significant penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles; and

•	difficulties in enforcing or defending intellectual property rights.

We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely affect our business, financial condition and results of operations.

We are subject to fluctuations in foreign currency exchange rates.

We market our products in certain foreign markets through our subsidiaries and other international distributors. The related distribution agreements may provide for payments in a foreign currency. Accordingly, if the U.S. dollar strengthens against international currencies, our U.S. dollar payments from such distributors, if any, will decrease.

Inadequate levels of coverage or reimbursement from governmental or other third-party payers for our products, or for procedures using our products, may cause our revenues to decline.

Sales of our products depend in part on the reimbursement and coverage policies of governmental and private health care payers. The ability of our health care provider customers, including hospitals, to obtain adequate coverage and reimbursement for our products, or for the procedures in which our products are used, may impact our customers’ purchasing decisions and, therefore, could have a material adverse effect on our business.

Third-party payers have adopted, and are continuing to adopt, health care policies intended to curb rising health care costs. These policies include:

•	controls on reimbursement for health care services and price controls on medical products and services;

•	limitations on coverage and reimbursement for new medical technologies and procedures; and

•

the introduction of managed care and prospective payment systems in which health care providers contract to provide comprehensive health care for a fixed reimbursement amount per person or per procedure.

These trends could lead to pressure to reduce prices for our current products and product candidates and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our business, financial condition and results of operations.

Legislative and regulatory changes in the health care industry could have a negative impact on our financial performance.

Changes in the health care industry in the United States and elsewhere could adversely affect the demand for our products as well as the way in which we conduct business. Additionally, there have been, and we expect there will continue to be, federal, state or local legislative and regulatory changes and proposals to change the health care system, which could affect our business. For instance, the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare and Medicaid programs, has determined that, beginning in 2007, certain uses of pulse oximetry monitoring are eligible for separate Medicare payment in the hospital outpatient setting and are no longer bundled into payments for other services. The result of this change could be an increase in Medicare payments to hospitals for use of our products. However, each year CMS examines the reimbursement rates for both the inpatient and outpatient settings and could either increase or decrease the reimbursement rate for procedures utilizing our products. Overall, we are unable to predict when legislation or regulation that affects our business may be proposed or enacted in the future or what effect any such legislation or regulation would have on our business. Any such legislation, regulation or policies that affect the coverage and reimbursement of our current or future products, or the procedures utilizing our current or future products, could cause our sales to decrease and, as a result, our revenues to decline.

Further, our success in international markets also depends upon the eligibility of reimbursement for our products through government-sponsored health care payment systems and other third-party payers. Outside of the United States, reimbursement systems vary by country. These systems are often subject to the same pressures to curb rising health care costs and control health care expenditures as those in the United States. In addition, as economies of emerging markets develop, these countries may implement changes in their health care delivery and payment systems. If adequate levels of reimbursement from third-party payers outside of the United States are not obtained, sales of our products outside of the United States may be adversely affected.

Our ongoing antitrust litigation against Tyco Healthcare could result in significant additional costs and further divert the attention of our management and key personnel from our business operations.

In May 2002, we filed a lawsuit against Tyco Healthcare, parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to our business as a result of the anti-competitive business practices of Tyco Healthcare in connection with its Nellcor pulse oximetry brand in violation of federal antitrust laws. Specifically, we alleged that we had incurred damages as a result of a series of illegal exclusionary and anti-competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market.

In March 2005, a jury found that Tyco Healthcare’s use of sole-source contracts, product bundling, market share-based compliance pricing contracts and co-marketing agreements with OEM patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded us $140.0 million in damages. Tyco Healthcare filed post-trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury’s damages award and granted Tyco Healthcare a new trial on damages. The District Court held an evidentiary hearing in October 2006 to re-try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment, awarding us damages which were trebled to

$43.5 million and denying our request for a permanent injunction with respect to the Tyco Healthcare business practices found to be anti-competitive. We and Tyco Healthcare have each filed a notice of appeal from the judgment. Even if we are ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case we would receive 50% of the net (of costs) proceeds from the award.

We believe that Nellcor continues to enter into sole-source contracts, product bundling agreements, market share-based agreements, and co-marketing agreements. In bundling agreements, the customer is able to obtain discounts on unrelated products when they purchase Nellcor pulse oximeters for most of their pulse oximetry needs. Co-marketing agreements also provide significant impediments to competition in that Nellcor pays large patient monitoring companies to integrate Nellcor pulse oximetry products into their products.

Continued litigation could result in substantial costs and diversion of resources that would harm our business. In addition, there can be no assurance that we will receive any cash award or any equitable relief from the litigation. See “Business—Legal Proceedings” for more information regarding our antitrust litigation against Tyco Healthcare.

We may issue additional securities in the future, including shares, debt or equity-linked debt, which may depress our stock price.

Our issuance of additional securities could:

•	cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance;

•	cause substantial dilution of our earnings per share;

•	subject us to the risks associated with increased leverage, including a reduction in our ability to obtain financing or an increase in the cost of any financing we obtain;

•	subject us to restrictive covenants that could limit our flexibility in conducting future business activities; and

•	adversely affect the prevailing market price for our outstanding securities.

We do not intend to seek stockholder approval for any such acquisition or security issuance unless required by applicable law or regulation or the terms of existing securities. If these securities are issued, such issuances may cause the trading price of our stock to decline.

We may require additional capital in the future, which may not be available on favorable terms, if at all.

To the extent that our existing capital is insufficient to meet our requirements and cover any losses, we will need to raise additional funds through financings or borrowings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

If we fail to comply with the reporting obligations of the Securities Exchange Act of 1934 and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business results of operations and financial condition and investors’ confidence in us could be materially affected.

As a public company, we will be required to comply with the periodic reporting obligations of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including preparing annual reports,

quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we will be required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time from other activities.

We expect to dedicate significant management, financial and other resources in connection with our compliance with Section 404 of the Sarbanes-Oxley Act in 2007. We expect these efforts to include a review of our existing internal control structure. As a result of this review, we may either hire or outsource additional personnel to expand and strengthen our finance function. We cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act by the time that we are required to file our annual report on Form 10-K for the year ending December 31, 2008. If we fail to achieve and maintain the adequacy of our internal control and do not address the deficiencies identified by our auditors, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights or those of our competitors;

•	our inability to raise additional capital as needed;

•	concern as to the efficacy of our products;

•	changes in financial markets or general economic conditions;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally.

This offering will cause immediate and substantial dilution in pro forma net tangible book value.

The initial public offering price of our common stock is substantially higher than what the pro forma net tangible book value per share of our outstanding common stock will be after giving effect to the stock split and this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities after giving effect to the stock split of our common stock, divided by the number of shares outstanding after giving effect to the stock split. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $15.46 in the pro forma net tangible book value per share of common stock after giving effect to the stock split.

We will also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. Upon consummation of this offering, there will be options to purchase 8,143,575 shares of our common stock outstanding, 3,605,943 of which would have been immediately exercisable as of June 30, 2007.

We have broad discretion in how we use the net proceeds from this offering and we may not use these proceeds in a manner desired by our public stockholders.

While we expect to use the funds from this offering for those purposes outlined in the Use of Proceeds section of this prospectus, there can be no assurance that we will ultimately deploy the proceeds in the manner we anticipate. Accordingly, our management will have broad discretion with respect to the use of this portion of our net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways that our public stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of the offering are used. We also may use a portion of these proceeds to acquire complementary businesses, but we currently do not have any specific acquisition plans. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, a substantial portion of the proceeds we receive in the offering may be used in a manner significantly different from our current expectations.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, based upon beneficial ownership as of June 30, 2007 and assuming no exercise of the underwriters’ over-allotment option, our current directors, executive officers, holders of more than five percent of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 33.8% of our outstanding common stock. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Delaware law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes in control of us, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on June 30, 2007 upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering or exercise of the underwriters’ over-allotment option, we will have approximately 52,816,788 shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up agreements entered into by our stockholders, the remaining 40,900,162 shares outstanding upon the closing of this offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

•	1,218,159 shares of common stock will be eligible for sale in the public market at the date of this prospectus;

•	60,300 shares of common stock will be eligible for sale in the public market beginning 90 days after the effective date of this prospectus;

•

39,564,703 shares of common stock will be eligible for sale in the public market, beginning 180 days after the effective date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms; and

•	the remaining 57,000 shares of common stock will be eligible for sale in the public market at various times thereafter.

Piper Jaffray & Co. may waive the restrictions set forth in the lock-up agreements in their sole discretion at any time.

Existing stockholders holding an aggregate of 30,112,503 shares of common stock, based on conversion of preferred shares outstanding as of June 30, 2007, have rights with respect to the registration of these shares of common stock with the SEC. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market.

Following this offering, we intend to register up to approximately 13,805,217 shares of common stock that are authorized for issuance under our stock incentive plans, including 3,000,000 shares to be reserved under our 2007 Stock Incentive Plan, which will become effective in connection with this offering. As of June 30, 2007, 8,143,575 shares were subject to outstanding options, of which 3,605,943 options were vested and exercisable as of that date. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Our board of directors and stockholders have approved an amendment and restatement of our certificate of incorporation and bylaws, which will become effective at the closing of this offering. Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to five million shares of “blank check” preferred stock. As a result, without further stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. A staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change in control of us. An “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the Delaware General Corporation Law.

In addition, our board of directors has adopted a form of stockholder rights plan. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of this offering. The stockholder rights plan will grant all of our stockholders other than the acquiring person the right to purchase common stock at approximately eight times the price at which our shares are sold in this offering if any person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, subject to a number of exceptions set forth in the plan. Our stockholder rights plan could discourage a takeover attempt and make an unsolicited takeover of our company more difficult. As a result, without the approval of our board of directors, you may not have the opportunity to sell your shares to a potential acquirer of us at a premium over prevailing market prices. This could reduce the market price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management and key employees will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our compliance deadlines, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations because there is presently no precedent available by which to measure compliance adequacy. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NASDAQ Global Market. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets, and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and the NASDAQ Global Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

We do not intend to declare cash dividends on our stock after this offering, and any return on investment may be limited to the value of our stock.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, business prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business or the pulse oximetry market. If one or more of the analysts who elects to cover us downgrades our stock, our stock price could decline rapidly. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act, and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks, has led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. As long as we have a smaller market capitalization, it may be difficult for us to attract independent financial analysts that will cover our common stock, which could have a negative effect on the market price of our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, the financial condition, results of operations and business of ours and our subsidiaries. We have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “might,” “forecast,” “possible,” “potential,” “project,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “approximate” or “continue” and other words and terms of similar meaning. These forward-looking statements may be contained under the captions “Prospectus Summary,” “Risk Factors,” “Selected Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” or elsewhere in this prospectus. These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including, with respect to us or Masimo Labs, the following, among others:

•	our reliance on Masimo SET and related products for substantially all of our revenue;

•	the failure in protecting our intellectual property;

•	exposure to competitors’ assertions of intellectual property claims;

•	the highly competitive nature of the markets in which we sell our products;

•	the failure to continue developing innovative products;

•	introduction of competing products;

•	lack of acceptance of new products;

•	the loss of our customers;

•	increases in prices for raw materials or the loss of key supplier contracts;

•	product liability claims exposure;

•	risks in connection with our operations outside the United States;

•	conditions and changes in the medical device industry generally;

•	the failure to retain senior management or replace lost senior management;

•	changes in generally accepted accounting principles;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	employee slowdowns, strikes or similar actions;

•	the vertical integration by our customers of the production of our products into their own manufacturing process;

•	our inability to meet performance enhancement objectives, including efficiency and cost-reduction strategies;

•	adverse changes in applicable laws or regulations;

•	conflicts of interest due to our ownership structure;

•	the incurrence of additional debt, contingent liabilities and expenses in connection of future acquisitions;

•	the failure to effectively integrate newly acquired operations;

•	the absence of expected returns from the amount of intangible assets we have recorded; and

•

39,564,703 shares of common stock will be eligible for sale in the public market, beginning 180 days after the effective date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause our actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update, amend or clarify these forward-looking statements or the risk factors contained in this prospectus, whether as a result of new information, future events or otherwise, except as may be required under the federal securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 1,500,000 shares of common stock that we are offering will be approximately $20.2 million, after deducting the underwriting discount and estimated offering expenses payable by us, and assuming an initial public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $48.5 million, after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $1.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. Of the net proceeds we will receive from this offering, we expect to use:

•	approximately $10.0 million for capital expenditures and the placement of equipment;

•

approximately $5.0 million for sales and marketing activities to support the ongoing commercialization of the Masimo SET and Masimo Rainbow SET products, including, but not limited to, expansion of our sales force, additional participation in trade shows and symposia, and expanding our international sales;

•	approximately $5.0 million for research and development activities, including support of hardware and software product development and clinical study initiatives; and

•	a portion of the remaining amount for increased working capital and general corporate purposes.

We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We have no present understandings, commitments or agreements to enter into any material acquisitions or investments. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs, capital expenditures and any expenses related to our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, manufacturing, any strategic partnerships arrangements we may enter into and enforcing our intellectual property rights. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. We may also use a portion of the proceeds for the potential acquisition of, or investment in, products, technologies or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

We believe that the net proceeds from this offering, together with our cash and cash equivalent balances will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

DIVIDEND POLICY

In March 2006, we paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of our common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. In February 2007, we paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of our common and preferred stock assuming conversion into common stock. The majority of the funds used to pay these cash dividends were paid to our stockholders from the after-tax proceeds that we received from our patent infringement lawsuit against Nellcor and the interest thereon.

We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operations, earnings, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to the conversion of our outstanding preferred stock into 34,612,503 shares of our common stock in connection with this offering and the sale by us of 1,500,000 shares of our common stock in this offering at an assumed public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Stockholders’ equity
Convertible preferred stock, $0.001 par value per share; 12,500,000 shares authorized, 11,537,501 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	$90,284	$—
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted.	—	—
Common stock, $0.001 par value per share; 77,500,000 shares authorized, 16,656,435 shares issued and outstanding, actual; 100,000,000 shares authorized, 52,768,938 shares issued and outstanding, pro forma as adjusted	17	53
Treasury stock, 126,240 shares, at fair market value	(786)	(786)
Additional paid-in capital	—	110,463
Accumulated other comprehensive loss	(321)	(321)
Accumulated deficit	(23,051)	(23,051)

Total stockholders’ equity	$66,143	$86,358

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) additional paid-in capital and total stockholders’ equity by $1.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount payable by us.

The outstanding share information in the table above excludes as of March 31, 2007:

•

7,463,085 shares of our common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $5.05 per share, of which 3,337,329 options were vested and exercisable as of that date;

•	1,889,982 shares of common stock reserved for awards available for future issuance under our current equity incentive plans;

•	3,000,000 shares of our common stock reserved for future issuance under our 2007 Stock Incentive Plan, which will become effective in connection with this offering; and

•	1,787,494 shares of our common stock that may be purchased by the underwriters to cover over-allotments.

Shares available for future issuance under our 2007 Stock Incentive Plan do not include shares that may become available for issuance pursuant to a provision in this plan that provides for the automatic annual increase in the number of shares reserved thereunder. See “Compensation—Employee Benefit Plans—2007 Stock Incentive Plan.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value at March 31, 2007 was $61.0 million, or $1.19 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on March 31, 2007, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock as if the conversion occurred on March 31, 2007. Our pro forma as adjusted net tangible book value, which gives effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, would have been $81.2 million, or $1.54 per share, at March 31, 2007. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.35 per share to existing stockholders and an immediate dilution of $15.46 per share to investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share at March 31, 2007	$1.19
Increase in pro forma net tangible book value per share attributable to this offering	0.35

Pro forma as adjusted net tangible book value per share after this offering		1.54

Dilution per share to new investors		$15.46

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $1.4 million, the pro forma as adjusted net tangible book value per share by $0.03 per share and the dilution in the pro forma net tangible book value to investors in this offering by $0.03 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table shows, as of March 31, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by investors purchasing common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	51,269	97.2%	$97,971	79.3%	$1.91
New investors	1,500	2.8	25,500	20.7	$17.00

Total	52,769	100%	$123,471	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors in this offering and total consideration paid by all stockholders by $1.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to 40,852,312, or approximately 77.4% of the total shares of common stock outstanding after the offering, and will increase the number of shares held by new investors to 11,916,626, or approximately 22.6% of the total shares of common stock outstanding after the offering.

The above discussion and tables exclude, as of March 31, 2007:

•

7,463,085 shares of our common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $5.05 per share, of which 3,337,329 options were vested and exercisable as of that date;

•	1,889,982 shares of common stock reserved for awards available for future issuance under our current equity incentive plans;

•	3,000,000 shares of our common stock reserved for future issuance under our 2007 Stock Incentive Plan, which will become effective in connection with this offering; and

•	1,787,494 shares of our common stock that may be purchased by the underwriters to cover over-allotments.

Shares available for future issuance under our 2007 Stock Incentive Plan do not include shares that may become available for issuance pursuant to a provision in plan that provides for the automatic annual increase in the number of shares reserved thereunder.

If the underwriters exercise their over-allotment option in full:

•	the number of shares of our common stock held by existing stockholders would decrease to approximately 74.9% of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new investors would increase to approximately 25.1% of the total number of shares of our common stock outstanding after this offering; and

•

our pro forma as adjusted net tangible book value at March 31, 2007 would have been $109.5 million, or $2.01 per share of common stock, representing an immediate increase in pro forma net tangible book value of $0.82 per share of common stock to our existing stockholders and an immediate dilution of $14.99 per share to investors purchasing shares in this offering.

To the extent that outstanding options are exercised, you will experience further dilution. If all of our outstanding options were exercised, our pro forma net tangible book value as of March 31, 2007 would have been $98.7 million, or $1.64 per share, and our pro forma as adjusted net tangible book value after this offering would be $118.9 million, or $1.92 per share, causing dilution to investors purchasing shares in this offering of $15.08 per share. In addition, if options outstanding as of March 31, 2007 are exercised, on a pro forma as adjusted basis before deducting underwriting discounts and estimated offering expenses payable by us, existing stockholders will have purchased shares, or 94.7% of the shares purchased from us, for approximately $135.6 million, or 70.8% of the total consideration paid to us, with an average price per share of $2.31. Shares purchased by new investors will represent 5.3% of shares purchased for 29.2% of the total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements and notes thereto included in this prospectus. We derived the selected statement of operations data for the year ended December 31, 2003 and the selected balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements and notes thereto that are not included in this prospectus. We derived the selected statement of operations data for the year ended December 31, 2002 and the selected balance sheet data as of December 31, 2002 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the summary statement of operations data for the three months ended March 31, 2006 and 2007 and the summary balance sheet data as of March 31, 2007 from our unaudited consolidated financial statements and notes thereto included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following financial data are only a summary and should be read together with our financial statements and the notes thereto, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The pro forma basic and diluted net income per common share data in the statement of operations data for the year ended December 31, 2006 and the three months ended March 31, 2007 reflect the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 34,612,503 shares of common stock in connection with this offering.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)	(unaudited)
	(in thousands, except share data)
Statement of Operations Data(1):
Revenue:
Product	$38,603	$46,419	$69,069	$107,613	$155,131	$34,679	$45,764
Royalty and license fee	229	315	288	277	69,207	14,627	13,190

Total revenue	38,832	46,734	69,357	107,890	224,338	49,306	58,954
Cost of goods sold	18,635	22,448	29,354	42,717	61,640	16,138	16,901

Gross profit	20,197	24,286	40,003	65,173	162,698	33,168	42,053
Operating expenses:
Research and development	4,369	4,567	6,044	8,548	24,875	11,794	5,454
Selling, general and administrative	14,636	21,947	30,118	43,085	91,493	36,139	21,412
Patent litigation expenses (proceeds)	1,118	4,245	6,204	1,736	(262,605)	(262,665)	—
Purchased in-process research and development	—	—	—	2,800	—	—	—

Total operating expenses	20,123	30,759	42,366	56,169	(146,237)	(214,732)	26,866

Operating income (loss)	74	(6,473)	(2,363)	9,004	308,935	247,900	15,187
Non-operating income (expense):
Interest income	84	52	107	224	6,741	2,659	355
Interest expense	(331)	(468)	(1,434)	(1,851)	(1,824)	(505)	(427)
Other	(8)	(3)	8	(8)	551	99	41

Total non-operating income (expense)	(255)	(419)	(1,319)	(1,635)	5,468	2,253	(31)

Income (loss) before provision for (benefit from) income taxes	(181)	(6,892)	(3,682)	7,369	314,403	250,153	15,156
Provision for (benefit from) income taxes	1	2	161	(26,012)	132,577	105,456	6,059

Net income (loss)	(182)	(6,894)	(3,843)	33,381	181,826	144,697	9,097
Preferred stock dividend	—	—	—	—	(77,785)	(58,571)	—
Accretion of preferred stock	(8,401)	(8,477)	(8,477)	(8,278)	(7,985)	(2,117)	(1,956)
Undistributed income attributable to preferred stockholders	—	—	—	(19,599)	(34,275)	(34,783)	(4,828)

Net income (loss) attributable to common stockholders	$(8,583)	$(15,371)	$(12,320)	$5,504	$61,781	$49,226	$2,313

Net income (loss) per common share(2):
Basic	$(0.93)	$(1.64)	$(1.31)	$0.57	$3.79	$3.18	$0.14

Diluted	$(0.93)	$(1.64)	$(1.31)	$0.42	$3.04	$2.53	$0.11

Weighted-average number of common shares:
Basic	9,274,365	9,350,340	9,378,741	9,717,882	16,319,898	15,475,221	16,592,163
Diluted	9,274,365	9,350,340	9,378,741	13,102,611	20,302,872	19,471,926	20,662,530
Pro forma net income per common share (unaudited)(2):
Basic					$3.57		$0.18

Diluted					$3.31		$0.16

Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic					50,932,401		51,204,666
Diluted					54,915,375		55,275,033

(1)

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,” or FIN 46(R), Masimo Labs is consolidated within our financial statements. Accordingly, all inter-company royalties, option and licensing fees, and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of accounting for Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

(2)

See Note 2 to the Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per common share and basic and diluted pro forma net income per common share.

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,792	$11,124	$11,794	$14,172	$55,382	$22,907
Working capital	12,343	9,083	6,030	34,213	30,125	44,259
Total assets	32,602	40,397	54,221	100,589	159,073	152,137
Long-term debt, including current portion	4,457	14,393	23,828	29,060	21,042	31,736
Convertible preferred stock(3)	118,727	127,204	135,681	143,959	—	—
Stockholders’ equity (deficit)(3)	(100,192)	(115,393)	(127,573)	(101,082)	56,961	66,143

(3)	Our convertible preferred stock was reclassified to stockholders’ equity when we eliminated its mandatory redemption provisions in connection with the March 2006 dividend.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a global medical technology company that develops, manufactures and markets non-invasive patient monitoring products that improve patient care. We invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of read-through motion and low perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. Pulse oximetry is the non-invasive measurement of the oxygen saturation level of arterial blood, or the blood that delivers oxygen to the body’s tissues, and pulse rate. Conventional pulse oximetry is subject to technological limitations that reduce its effectiveness and the quality of patient care. In particular, when using conventional pulse oximetry, arterial blood signal recognition can be distorted by motion artifact, or patient movement, and low perfusion, or low arterial blood flow. Low perfusion can also cause the failure of the conventional pulse oximeter to obtain an accurate measurement. Conventional pulse oximetry readings can also be impacted by bright light and electrical interference from the presence of electrical surgical equipment. Published independent research shows that over 70% of the alarms were false outside the operating room using conventional pulse oximetry. Our Masimo SET platform has significantly addressed many of the previous technology limitations. The benefits of Masimo SET have been validated in over 100 independent clinical and laboratory studies. During 2006, we generated product revenue of $155.1 million, representing a compound annual growth rate, or CAGR, of 41.6% for the four years ended December 31, 2006.

We market a family of patient monitoring solutions which incorporate a monitor or circuit board and consumables, including both proprietary single-patient use and reusable sensors and cables. In addition, we offer a remote-alarm/monitoring solution, software and other accessories. Although our Masimo SET platform is only operable with our proprietary sensors, our sensors have the capability to work with certain competitor pulse oximeters through the use of our adapter cables. In 2005, we launched our Masimo Rainbow SET Pulse CO-Oximetry platform utilizing licensed Rainbow technology from Masimo Labs, which enables the non-invasive measurement of not only arterial blood oxygen saturation level and pulse rate, but also carboxyhemoglobin, or carbon monoxide levels in the blood, and methemoglobin saturation levels in the blood. Along with the release of our Masimo Rainbow SET Pulse CO-Oximetry products, we have developed multi-wavelength sensors that have the ability to monitor multiple parameters with a single sensor.

We have focused on building our U.S. and international sales and marketing infrastructure to market our products to end-users, such as hospitals, and OEM partners for incorporation into their patient-monitoring products. We market our pulse oximetry products to hospitals and the EMS market through our direct sales force, and market our circuit boards to our OEM partners. Today, the primary focus of our hospital sales force is to facilitate the conversion of hospitals to our Masimo SET or Masimo Rainbow SET products. In the United States, we typically enter into long-term sales contracts with hospitals, pursuant to which we ship and install our pulse oximeters at no cost to the hospital in exchange for a commitment to purchase a minimum number of sensors from us over a specified period of time. With the introduction of Masimo Rainbow SET Pulse CO-Oximetry, we have established a small sales force to concentrate on the EMS market. Over the past two years, we have expanded our hospital sales force, including clinical specialists, from 50 employees at December 31, 2004 to 129 employees as of December 31, 2006. We supplement our direct sales with sales through our distributors. During this two year period, direct and distributor sales have increased to approximately $104.0 million, or 67.1%, of product revenues for 2006, from $40.6 million, or 58.7%, of product revenues in 2004. We expect the percentage of our revenue from direct sales to continue to increase as we expand our worldwide direct sales force.

The building of our installed base of pulse oximeters and circuit boards generates recurring sales of our consumables, primarily single-patient use sensors. A user of one of our pulse oximeters or our OEMs’ pulse oximeters can obtain the benefit of the Masimo SET or Masimo Rainbow SET only by using our proprietary sensors that are designed for our system. We estimate that our worldwide installed base was approximately 399,000 units as of March 31, 2007, up from 313,000 units as of March 31, 2006. We estimate our installed base to be the number of pulse oximeters and circuit boards that we have shipped in the past seven years.

We currently manufacture bedside and handheld pulse oximeters, a full line of single-patient use and reusable sensors and patient cables. We use third-party contract manufacturers for some of our products and components that can be more efficiently manufactured by these parties, primarily circuit boards, cables and plastics for instrument housings. We perform incoming inspection, final assembly and testing of any products or subassemblies manufactured by third-party contract manufacturers to assure quality control.

Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from us to our stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. We are a party to a cross-licensing agreement with Masimo Labs, which was recently amended and restated effective January 1, 2007, or the Cross-Licensing Agreement, that governs each party’s rights to certain of the intellectual property held by the two companies.

Under the Cross-Licensing Agreement, we granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET owned by us, including all improvements on this technology, for the measurement of non-vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non-vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver, which we refer to as the Labs Market. We also granted Masimo Labs a non-exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET for the measurement of vital signs in the Labs Market.

Vital signs parameters include peripheral venous oxygen saturation, arterial oxygen saturation, or SpO2, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, electrocardiogram, or ECG, blood pressure (non-invasive blood pressure, invasive blood pressure and continuous non-invasive blood pressure), temperature, respiration rate, carbon dioxide, or CO2, pulse rate, cardiac output, electroenchephalogram, or EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or electromyography, or EMG, and associated features derived from these parameters, such as 3-D alarms, Pleth Variability Index and other features. Non-vital signs parameters are body fluid constituents other than vital signs parameters, and include, but are not limited to, carbon monoxide, methemoglobin, glucose, total hemoglobin and bilirubin.

We exclusively license from Masimo Labs the right to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin,

fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, we have developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. We also have the option to obtain the exclusive license to make and distribute products that utilize Rainbow technology for the measurement of other non-vital signs parameters, including blood glucose, in product markets where the product is intended to be used by a professional medical caregiver.

From May 1998 through December 2006, Masimo Labs contracted the services of our employees for the development of Rainbow technology. We paid Masimo Labs for the option to market and develop products based on Masimo Labs technology in defined markets. Through December 2005, we had paid Masimo Labs $7.5 million in option fees and nearly all these option fees were used by Masimo Labs to repay us for the services that we had provided to Masimo Labs. In addition, through December 2006, we exercised two licenses, for $2.5 million each, for the right to market products based on the new carbon monoxide and methemoglobin parameter technologies developed by Masimo Labs. As of December 31, 2006, $3.6 million out of the $5.0 million in fees had been used by Masimo Labs to repay us for the shared engineering and other services that we provided to Masimo Labs. We also entered into a Services Agreement with Masimo Labs to govern the services we will provide to Masimo Labs going forward, effective as of January 1, 2007. As part of the Cross-Licensing Agreement, we exercised an additional license for total hemoglobin for a fee of $2.5 million.

The Cross-Licensing Agreement requires us to pay certain royalties on products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which will include handhelds, tabletop and multi-parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of our products used to measure non-vital sign parameters, sensors and accessories, rather than for measuring vital sign parameters, will be included in the 10% Rainbow royalty base. For multi-parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow-enabled parameters. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

We are also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments are $3.15 million, $3.5 million, $4.0 million and $5.0 million in the years ended 2007, 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter. In addition, in connection with a change in control, as defined in the Cross-Licensing Agreement, the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $5.0 million, $7.0 million, $10.0 million and $15.0 million in the years ending 2007, 2008, 2009 and 2010, respectively, and $15.0 million per year thereafter, and up to $2.0 million per year for each additional Rainbow parameter.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,” or FIN 46(R), Masimo Labs is consolidated within our financial statements for all periods presented. Accordingly, all inter-company royalties, option and license fees and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

Nellcor Patent Litigation Settlement

In October 1999, we filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc., now part of Covidien (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., collectively referred to as Nellcor. Nellcor is one of the largest manufacturers and distributors of pulse oximetry products in the world. The lawsuit was filed for infringement of our pulse oximetry signal processing patents. Nellcor denied our claims and made counterclaims alleging infringement of its patents by us. This lawsuit resulted in a jury verdict that Nellcor had infringed several of our patents, including one of our read-through motion pulse oximeter patents. In September 2005, the U.S. Federal Court of Appeals ruled that Nellcor infringed several Masimo patents and ordered the lower court to enjoin Nellcor’s infringing products. Prior to the issuance of a permanent injunction, Nellcor entered into a settlement agreement with us on January 17, 2006, under which we agreed to settle all pending patent litigation with Nellcor. In return, Nellcor agreed to pay us $263.0 million for damages incurred through January 2006. We granted Nellcor a covenant not to sue on certain new products and Nellcor agreed to pay us royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011. In addition, in January 2006, Nellcor made an advance royalty payment to us of $67.5 million for estimated sales of its products in the United States during the remainder of calendar 2006. In total, we have received $330.5 million in cash from Nellcor pursuant to the settlement agreement.

We recorded the $263.0 million lump sum payment as patent litigation proceeds in January 2006 and we recognized approximately $68.8 million of royalty revenue in 2006. We recognize royalty revenue based on the estimated average royalty rate per the settlement agreement multiplied by our estimate of Nellcor’s sales for each quarter. This estimate is adjusted when we receive the Nellcor royalty report, 60 days after the end of each quarter. Per our settlement agreement, the 2006 royalty rate will decline significantly and, as a result, we expect our future Nellcor royalties to be significantly below the levels recognized in 2006.

Cash Dividends and Special Bonus Payments

In March 2006, we paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of our common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. Of this amount, $21.7 million relates to dividend payments made to stockholders who exercised stock options by delivering us a promissory note. In accordance with Emerging Issues Task Force, or EITF, 95-16, the $21.7 million in cash dividends have been classified as compensation expense in the accompanying consolidated financial statements, under cost of goods sold, research and development and selling, general and administrative expenses. In February 2007, we paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of our common and preferred stock assuming conversion into common stock. In March 2006 and March 2007, we also made special bonus payments in the aggregate amount of approximately $9.7 million and $2.0 million, respectively, to our employees and directors who held vested stock options as of March 1, 2006. These cash dividends and special bonus payments were made from the after-tax proceeds that we received from our patent infringement lawsuit against Nellcor and interest earned thereon. We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders or our option holders.

The following table identifies the 2006 activity in dividends payable and convertible preferred stock resulting from the accretion, dividends declared and dividends paid during 2006.

	Dividends Payable	Convertible Preferred Stock
	(in thousands)
Balance as of December 31, 2005	$—	$(143,959)
Accretion of redemption value on convertible preferred stock	—	(7,985)
Dividends declared:
Reclassification of cumulative dividends accreted to dividends payable	(63,616)	63,616
Common shares securing the outstanding non recourse notes	(21,673)	—
Dividends declared in excess of (i) amounts previously accreted to holders of preferred stock and (ii) amount included in stock compensation expense	(123,620)	—

Total dividends declared	(208,909)	63,616
Dividends paid in 2006(1)	171,376	—

Balance as of December 31, 2006	$(37,533)	$(88,328)

(1)

Dividends paid of $149,703 reflected on the Consolidated Statements of Cash Flows for the year ended December 31, 2006 represents the total dividend payment of $171,376 less the amount of $21,673 included in stock compensation expense.

The following is stock-based compensation expense for the year ended December 31, 2006 associated with the dividend and special bonus payment discussed above, as well as related to implementation of FASB 123(R) and other stock related compensation.

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
	(in thousands)
Dividends declared on common shares securing the outstanding non recourse notes	$308	$5,101	$16,264	$21,673
Special bonus payments to holders of vested options to purchase common stock	1,822	3,990	5,900	11,712
Stock option compensation pursuant to adoption of SFAS 123(R)	249	287	794	1,330
Other	—	—	355	355

	$2,379	$9,378	$23,313	$35,070

Tyco Healthcare Antitrust Litigation

In May 2002, we filed a lawsuit against Tyco Healthcare, parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to our business as a result of the anti-competitive business practices of Tyco Healthcare in connection with its Nellcor pulse oximetry brand in violation of federal antitrust laws. Specifically, we alleged that we had incurred damages as a result of a series of illegal exclusionary and anti-competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market.

In March 2005, a jury found that Tyco Healthcare’s use of sole-source contracts, product bundling, market share-based compliance pricing contracts and co-marketing agreements with patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded us $140.0 million in damages. Under the antitrust laws, if the jury verdict is sustained in whole or in part, any damages that are sustained are trebled. Tyco Healthcare filed post-trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury’s damages award and granted Tyco Healthcare a new trial on damages. The District Court held an evidentiary hearing in October 2006 to re-try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment awarding us damages which were trebled to $43.5 million and denying our request for a permanent injunction with respect to the Tyco Healthcare business practices found to be anti-competitive. We and Tyco Healthcare have each filed a notice of appeal from the judgment. Even if we are ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case we would receive 50% of the net (of costs) proceeds from the award. Even though most of the legal expenses to date have been on a contingency basis, we expect to incur expenses related to the appellate work, which will be treated as general and administrative expense as incurred.

Revenue and Expense Components

The following is a description of the primary components of our revenue and expenses:

Revenue.    Our product revenue consists primarily of sales of consumables, including sensors and cables, circuit boards and pulse oximeters. We sell our consumables and circuit boards to our OEM partners and, pursuant to our OEM agreements, typically recognize revenue upon shipment. We also sell consumables and pulse oximeters directly through our sales force and, based on individual contracts, typically recognize revenue upon shipment. Sales to our distributors are recognized upon the sell-through of our products by our distributors, rather than upon shipment. In the United States, we have long-term contracts with hospitals under which we typically ship and install our pulse oximeters at hospitals at no cost to the hospital in exchange for commitments by the hospital to purchase a minimum number of sensors from us over a specified period of time. In these cases, we do not recognize any revenue at the time the equipment is installed at the hospital. Rather, pursuant to our revenue recognition policy, we recognize revenue as we ship sensors in accordance with the contract.

Our royalty revenue consists of royalties associated with our January 2006 patent infringement settlement with Nellcor. Pursuant to the settlement agreement, we will receive quarterly royalty payments based on the amount of Nellcor’s U.S. pulse oximetry revenues. A predetermined royalty rate will be applied against the amount of Nellcor’s U.S. oximetry sales and this will determine the amount of royalties we will be paid. Under terms of the agreement, the royalty rates decline from 20% in 2006 to a range of 12% to 15% in 2007 and then to a range of 10% to 12% in each year throughout the remainder of the settlement agreement. As a result of these declining royalty rates, we anticipate that 2006 will represent the highest level of annual royalties that we will earn under this settlement agreement.

Cost of Goods Sold.    We manufacture a substantial majority of the products that we sell. Our cost of goods sold includes material and component costs, direct labor and other direct and indirect manufacturing overhead costs. We recognize cost of goods sold when we recognize revenue for the transaction. For equipment placed with a customer pursuant to a long-term sales contract, we capitalize the cost of the equipment shipped as deferred cost of goods sold and amortize the cost to cost of goods sold on a straight-line basis over the term of the contract. In addition, pursuant to our Cross-Licensing Agreement, we are required to pay certain royalties on products incorporating the licensed Rainbow technology.

Research and Development.    Our research and development expenses consist primarily of costs associated with the design, development, enhancement and testing of new and existing products. These expenses include personnel costs, the cost of materials, supplies and services and an allocation of facility and overhead costs. Through December 31, 2006, an aggregate of $10.5 million of our historical research and development expenses were attributable to research and development activities performed by Masimo Labs. However, pursuant to FIN 46(R), Masimo Labs is consolidated within our financial statements and, as a result, these research and development expenses are included in these consolidated financial statements.

Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of salaries, promotional, training, trade show, professional fees, facility costs and travel and entertainment expenses. We expect our selling, general and administrative expenses will continue to increase as we continue to build our selling, general and administrative organizations and as we become subject to the additional costs associated with being a public company. Through December 31, 2006, an aggregate of $700,000 of our selling, general and administrative expenses were attributable to Masimo Labs.

Patent Litigation Expenses (Proceeds).    Patent litigation expenses (proceeds), which we report separately from selling, general and administrative expenses, consist of external legal costs exclusively related to our patent infringement lawsuit against Nellcor. Also included are the proceeds received from our patent infringement lawsuit, which we settled in January 2006. See “Business—Nellcor Patent Litigation Settlement.” We expect future patent litigation expenses that are unrelated to our patent litigation against Nellcor will be classified as selling, general and administrative expenses.

Purchased In-Process Research and Development.    Purchased in-process research and development is related to the value assigned to those projects acquired in business combinations or in the acquisition of assets for which the related products have not received regulatory approval or have no alternative future use.

Interest Income (Expense) and Other, Net.    Interest income (expense) and other, net is comprised of interest income from our cash and cash equivalents and interest expense on our debt and term loans. Other expense typically consists of gains or losses on sales of fixed assets.

Provision for (Benefit from) Income Taxes.    Provision for (benefit from) income taxes is comprised of federal, state, local and foreign taxes based on income.

Accretion of Preferred Stock.    Accretion of preferred stock represents the increase in carrying value of the convertible preferred stock for accrued dividends and direct offering costs. Accretion is recorded as a reduction to net income (loss) attributable to common stockholders.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts and as a percentage of revenues. The patent litigation proceeds and the royalty received from Nellcor in the first three months of 2006 have significantly affected our revenues, results of operations and financial position. Accordingly, our results of operations for the year ended December 31, 2006 are difficult to compare to our results of operations for the year ended December 31, 2005 and our results of operations for the three months ended March 31, 2006 are difficult to compare to the three months ended March 31, 2007.

	Year ended December 31,						Three months ended March 31,
	2004	% of Revenue	2005	% of Revenue	2006	% of Revenue	2006	% of Revenue	2007	% of Revenue
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Revenue:
Product	$69,069	99.6%	$107,613	99.7%	$155,131	69.2%	$34,679	70.3%	$45,764	77.6%
Royalty and license fee	288	0.4	277	0.3	69,207	30.8	14,627	29.7	13,190	22.4

Total revenue	69,357	100.0	107,890	100.0	224,338	100.0	49,306	100.0	58,954	100.0
Cost of goods sold	29,354	42.3	42,717	39.6	61,640	27.5	16,138	32.7	16,901	28.7

Gross profit	40,003	57.7	65,173	60.4	162,698	72.5	33,168	67.3	42,053	71.3
Operating expenses:
Research and development	6,044	8.7	8,548	7.9	24,875	11.1	11,794	23.9	5,454	9.3
Selling, general and administrative	30,118	43.4	43,085	39.9	91,493	40.8	36,139	73.3	21,412	36.3
Patent litigation expenses (proceeds)	6,204	8.9	1,736	1.6	(262,605)	(117.1)	(262,665)	(532.7)	—	0.0
Purchased in-process research and development	—	0.0	2,800	2.6	—	0.0	—	0.0	—	0.0

Total operating expenses	42,366	61.1	56,169	52.1	(146,237)	(65.2)	(214,732)	(435.5)	26,866	45.6

Operating income (loss)	(2,363)	(3.3)	9,004	8.4	308,935	137.7	247,900	502.8	15,187	25.8
Non-operating income (expense):
Interest income	107	0.2	224	0.2	6,741	3.0	2,659	5.4	355	0.6
Interest expense	(1,434)	(2.1)	(1,851)	(1.7)	(1,824)	(0.8)	(505)	(1.0)	(427)	(0.7)
Other	8	0.0	(8)	0.0	551	0.2	99	0.2	41	0.1

Total non-operating income (expense)	(1,319)	(1.9)	(1,635)	(1.5)	5,468	2.4	2,253	4.6	(31)	(0.1)

Income (loss) before provision for (benefit from) income taxes	(3,682)	(5.2)	7,369	6.9	314,403	140.1	250,153	507.3	15,156	25.7
Provision for (benefit from) income taxes	161	0.2	(26,012)	(24.1)	132,577	59.1	105,456	213.9	6,059	10.3

Net income (loss)	(3,843)	(5.5)	33,381	30.9	181,826	81.0	144,697	293.5	9,097	15.4
Preferred stock dividend	—	0.0	—	0.0	(77,785)	(34.7)	(58,571)	(118.8)	—	0.0
Accretion of preferred stock	(8,477)	(12.2)	(8,278)	(7.7)	(7,985)	(3.6)	(2,117)	(4.3)	(1,956)	(3.3)
Undistributed income attributable to preferred stockholders	—	0.0	(19,599)	(18.2)	(34,275)	(15.3)	(34,783)	(70.5)	(4,828)	(8.2)

Net income (loss) attributable to common stockholders	$(12,320)	(17.7)%	$5,504	5.0%	$61,781	27.4%	$49,226	99.8%	$2,313	3.9%

Comparison of the Three Months ended March 31, 2007 to the Three Months ended March 31, 2006

Revenue.    Total revenue increased $9.7 million, or 19.6%, to $59.0 million for the three months ended March 31, 2007 from $49.3 million for the three months ended March 31, 2006.

Product revenues increased $11.1 million, or 32.0%, to $45.8 million in the three months ended March 31, 2007 from $34.7 million for the three months ended March 31, 2006. This increase was primarily due to higher consumable sales resulting from an increase in our installed base of circuit boards and pulse oximeters to 399,000 units at March 31, 2007 from 313,000 units at March 31, 2006. Revenue generated by our direct and distribution sales channels increased $9.7 million, or 41.1%, to $33.3 million for the three months ended March 31, 2007, while revenues from our OEM channel increased $1.4 million, or 12.4%, to $12.4 million. As part of the increase in our direct and distribution sales channels, our Rainbow technology product revenue increased $868,000 to $1.2 million in the three months ended March 31, 2007 from $344,000 in the three months ended March 31, 2006.

Our royalty and license fee revenue decreased $1.4 million, to $13.2 million in the three months ended March 31, 2007 from $14.6 million in the three months ended March 31, 2006, primarily due to a lower royalty rate associated with our 2006 settlement agreement with Nellcor. For the three months ended March 31, 2007, our reported Nellcor royalties are based upon our estimate of Nellcor’s U.S. pulse oximeter sales for that period. In the event that our quarterly estimate differs from their actual quarterly sales, there will be a required adjustment which will be in the following fiscal quarter.

Cost of Goods Sold.    Cost of goods sold increased 4.7% to $16.9 million in the three months ended March 31, 2007 from $16.1 million in the three months ended March 31, 2006. Our gross margin increased to 71.3% for the three months ended March 31, 2007 from 67.3% for the three months ended March 31, 2006. The improvement in gross margin was due to a special bonus payment of $1.8 million and an increase in our provision for obsolete inventory of $620,000 in the three months ended March 31, 2006. These improvements were offset by lower royalty revenues from Nellcor of $1.4 million in the three months ended March 31, 2007.

Research and Development.    Research and development expenses decreased 53.8% to $5.5 million for the three months ended March 31, 2007, from $11.8 million for the three months ended March 31, 2006. The prior year expense included a charge of $8.3 million in stock-based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, research and development expenses increased $1.3 million due to increased payroll and payroll related costs associated with increased research and development staffing levels which rose from 69 at March 31, 2006 to 115 at March 31, 2007. Included in total research and development expenses are $259,000 and $831,000 of engineering expenses incurred by Masimo Labs for the three months ended March 31, 2007 and 2006, respectively.

Selling, General and Administrative.    Selling, general and administrative expenses decreased 40.8% to $21.4 million for the three months ended March 31, 2007, from $36.1 million in the three months ended March 31, 2006, which included a $21.0 million charge in stock-based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, selling, general and administrative expenses increased a total of $6.3 million, which was primarily due to a $2.6 million increase in staffing which rose from 219 at March 31, 2006 to 305 at March 31, 2007. Additional increased spending was attributable to $1.2 million in marketing related expenses, including trade show costs and product samples, $1.1 million in travel and entertainment expenses and $1.0 million in professional service fees. Included in these total selling, general and administrative expenses are $99,000 and $47,000 of expenses incurred by Masimo Labs for the three months ended March 31, 2007 and 2006, respectively.

Patent Litigation Expenses (Proceeds).    Litigation proceeds from our patent infringement lawsuit against Nellcor decreased to $0 for the three months ended March 31, 2007, from $262.7 million for the three months ended March 31, 2006. This decrease was due to the one-time patent litigation settlement in January 2006, and related proceeds of $263.0 million less current and related legal fees.

Interest Income (Expense) and Other, Net.    Interest income (expense) and other, net was $31,000 of expense for the three months ended March 31, 2007, compared to $2.3 million of income for the three months ended March 31, 2006. This change was primarily due to the decrease in interest income of $2.3 million, resulting from lower cash balances in 2007.

Provision for (Benefit from) Income Taxes.    Our provision for income taxes was $6.1 million for the three months ended March 31, 2007, compared to $105.5 million for the three months ended March 31, 2006. This decrease in the provision was primarily due to a decrease in our taxable income which resulted from the proceeds from the patent settlement during the three months ended March 31, 2006.

Accretion of Preferred Stock.    Accretion of preferred stock decreased to $2.0 million for the three months ended March 31, 2007, from $2.1 million for the three months ended March 31, 2006. This decrease was due to the reduction in the accretion of the offering costs. The accretion represents the increase in the carrying value primarily for dividends on our redeemable Series B, Series C, Series D, Series E, Series F and Series G preferred stock in accordance with the purchase agreements for such securities.

Comparison of the Year ended December 31, 2006 to the Year ended December 31, 2005

Revenue.    Total revenue increased $116.4 million, or 107.9%, to $224.3 million for the year ended December 31, 2006 from $107.9 million for the year ended December 31, 2005. A significant portion of the increase in revenue was due to fiscal 2006 royalties of $68.8 million related to the Nellcor settlement agreement.

Product revenues increased $47.5 million, or 44.2%, to $155.1 million in the year ended December 31, 2006, from $107.6 million for the year ended December 31, 2005. This increase was primarily due to an increase in our installed base of circuit boards and pulse oximeters from 292,000 units at December 31, 2005 to 377,000 units at December 31, 2006. Revenue generated by our direct and distribution sales channels increased $34.9 million, or 50.5% to $104.0 million, while revenues from our OEM channel increased $12.6 million, or 32.7%, to $51.1 million. As part of the increase in our direct and distribution sales channels, we generated $3.7 million in sales from Rainbow technology products in 2006 compared to $700,000 in 2005.

Our royalty and license fee revenue increased $68.9 million, from $277,000 in 2005 to $69.2 million in 2006, primarily due to royalties received from Nellcor under the terms of our settlement agreement.

Cost of Goods Sold.    Cost of goods sold increased 44.3% to $61.6 million for the year ended December 31, 2006, from $42.7 million for the year ended December 31, 2005. Our gross margin increased to 72.5% for the year ended December 31, 2006, from 60.4% for the year ended December 31, 2005. This increase in gross margin was due to the Nellcor royalty revenue of $68.8 million, which was partially offset by $2.1 million of special bonus payments and $249,000 of stock-based compensation expense. Notwithstanding the Nellcor royalty and stock-based compensation, our product margins improved due to a high percentage of revenue from our sensor products combined with higher realized circuit board margins and the impact of higher Rainbow product revenues.

Research and Development.    Research and development expenses increased 191.0% to $24.9 million for the year ended December 31, 2006, from $8.5 million for the year ended December 31, 2005. The $24.9 million included a charge of $9.4 million in stock-based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, research and development expenses increased $5.3 million due to increased payroll and payroll related costs associated with increased research and development staffing levels. Research and development staffing increased from 65 at December 31, 2005 to 98 at December 31, 2006. Included in these total research and development expenses are $3.4 million and $2.6 million of engineering expenses incurred by Masimo Labs for the years ended December 31, 2006 and 2005, respectively.

Selling, General and Administrative.    Selling, general and administrative expenses increased 112.4% to $91.5 million for the year ended December 31, 2006, from $43.1 million in the year ended December 31, 2005. The $48.4 million increase included a charge of $23.3 million in stock-based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, selling, general and administrative expenses increased $12.3 million due to increased selling, general and administrative staffing. Selling, general and administrative staffing increased from 201 at December 31, 2005 to 292 at December 31, 2006. Additional increased spending was attributable to $3.4 million in travel and entertainment expenses and $1.5 million in employee recruiting and training activities. Included in these total selling, general and administrative expenses are $147,000 and $147,000 of activities performed by Masimo Labs for the years ended December 31, 2006 and 2005, respectively.

Patent Litigation Expenses (Proceeds).    Litigation proceeds from our patent infringement lawsuit against Nellcor was $262.6 million for the year ended December 31, 2006, as compared to $1.7 million of expense for the year ended December 31, 2005. This change was due to the one-time patent litigation settlement in January 2006, and related proceeds of $263.0 million less current and related legal fees.

Purchased In-Process Research and Development.    We did not incur any charges related to purchased in-process research and development in 2006. As a result of our December 2005 acquisition of Andromed, we incurred purchased in-process research and development expenses of $2.8 million in 2005.

Interest Income (Expense) and Other, Net.    Interest income (expense) and other, net was $5.5 million of income for the year ended December 31, 2006, compared to $1.6 million of expense for the year ended December 31, 2005. This change was primarily due to the increase in interest income of $6.5 million from the investment of the settlement proceeds during the year ended December 31, 2006.

Provision for (Benefit from) Income Taxes.    Our provision for income taxes was $132.6 million for the year ended December 31, 2006, compared to a net benefit from income taxes of $26.0 million for the year ended December 31, 2005. This increase in provision was primarily due to an increase in our taxable income which resulted from both the income from the patent settlement and improved operating results during the year ended December 31, 2006. In addition, the net benefit from income taxes of $26.0 million for the year ended December 31, 2005 was primarily due to the reversal of all federal and state deferred tax valuation allowances.

Accretion of Preferred Stock.    Accretion of preferred stock decreased to $8.0 million for the year ended December 31, 2006, from $8.3 million for the year ended December 31, 2005. This was due to the reduction in the accretion of the offering costs. The accretion represents the increase in the carrying value of our redeemable Series B, Series C, Series D, Series E, Series F and Series G preferred stock based on our certificate of incorporation, which requires the accretion of specific dividends and direct costs of issuing such securities. The accretion for each of Series B through G preferred stock began when such series was initially issued. In 2006, as a result of the dividend declarations made to stockholders in February 2006 and December 2006, all previous accretion for all Series B through Series G preferred stock was reclassified to dividends payable.

Comparison of the Year ended December 31, 2005 to the Year ended December 31, 2004

Revenue.    Total revenue increased $38.5 million, or 55.6%, to $107.9 million for the year ended December 31, 2005, compared to $69.4 million for the year ended December 31, 2004. In 2005, we increased our installed base of circuit boards and pulse oximeters by 37.1% to 292,000 units at December 31, 2005, as compared to 213,000 units at December 31, 2004. The increase in our installed base resulted in an increase in sales of our product revenues, which rose $38.5 million to $107.6 million in 2005 from $69.1 million in 2004. Revenues generated by our direct and distribution sales channels increased $28.2 million, or 69.0%, to $69.1 million, while revenues from our OEM channel increased by

$10.3 million, or 36.6% to $38.5 million. As part of the increase in our direct and distribution sales channels, we introduced our new Rainbow technology product, the Rad-57, which accounted for $700,000 of 2005 revenue.

Cost of Goods Sold.    Cost of goods sold increased 45.5% to $42.7 million for the year ended December 31, 2005, from $29.4 million for the year ended December 31, 2004. Our gross margins increased to 60.4% in 2005 from 57.7% in 2004. This increase was primarily due to increased sales of consumable products and higher margins realized on these products.

Research and Development.    Research and development expenses increased 41.4% to $8.5 million for the year ended December 31, 2005, from $6.0 million for the year ended December 31, 2004. This was primarily due to increases in payroll and related expenses of $1.0 million resulting from the addition of research and development personnel, $500,000 of licensing expense and $400,000 of additional equipment and supplies to support product development activities. Included in these total research and development expenses are $2.6 million and $2.0 million of activities performed by Masimo Labs in the years ended December 31, 2005 and 2004, respectively.

Selling, General and Administrative.    Selling, general and administrative expenses increased 43.1% to $43.1 million for the year ended December 31, 2005, from $30.1 million for the year ended December 31, 2004. This increase was primarily due to increases in personnel costs of $7.3 million, legal fees of $1.0 million, travel and related expenses of $930,000, group purchasing organization fees of $635,000 and employee recruiting and training of $640,000. Higher personnel costs were due to a 52.3% increase in headcount at December 31, 2005 from December 31, 2004, primarily as a result of our increased focus on direct sales. Included in these selling, general and administrative expenses are $147,000 and $100,000 of activities performed by Masimo Labs for the years ended December 31, 2005 and 2004, respectively.

Patent Litigation Expenses (Proceeds).    Litigation expenses for our patent infringement lawsuit against Nellcor decreased 72.0% to $1.7 million for the year ended December 31, 2005, from $6.2 million for the year ended December 31, 2004. This decrease was primarily due to legal fees related to the 2004 jury trial for the Nellcor patent infringement lawsuit. In 2005, the costs were primarily related to the appeal of the jury verdict and subsequent settlement discussions.

Purchased In-Process Research and Development.    As a result of our December 2005 acquisition of Andromed, we incurred purchased in-process research and development expense of $2.8 million in 2005. We did not incur any charges related to purchased in-process research and development in 2004.

Interest Income (Expense) and Other, Net.    Interest income (expense) and other, net increased to $1.6 million of expense for the year ended December 31 2005, from $1.3 million of expense for the year ended December 31, 2004, due to an increase of interest expense of $417,000 caused by a higher principal balance on our long-term debt. This was partially offset by an increase of interest income of $117,000 from higher cash balances.

Provision for (Benefit from) Income Taxes.    Our net benefit from income taxes was $26.0 million for the year ended December 31, 2005, compared to a provision for income taxes of $161,000 for the year ended December 31, 2004. As a result of the Nellcor settlement, we determined that a full valuation allowance against our net U.S. deferred tax assets was unnecessary. Therefore, during the fourth quarter of 2005, we recorded a reversal of all federal and state deferred tax valuation allowances.

Accretion of Preferred Stock.    Accretion of preferred stock decreased to $8.3 million for the year December 31, 2005, from $8.5 million for the year December 31, 2004, due to the extension of the redemption date of our convertible preferred stock from December 2005 to June 2006. The accretion represents the increase in the carrying value of our Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock for accrued dividends and direct offering costs. The accretion for each series of preferred stock began when such series was initially issued.

Quarterly Results of Operations

The following table sets forth unaudited selected quarterly operating results for the two years ended December 31, 2006 and the three months ended March 31, 2007. We believe that the following selected quarterly information includes all adjustments that consist only of normal, recurring adjustments that we consider necessary to present this information fairly. This financial information should be read in conjunction with our financial statements and related notes appearing in this prospectus. Our results of operations have fluctuated in the past and are likely to continue to fluctuate significantly from quarter to quarter in the future. Therefore, results of operations for any previous periods are not necessarily indicative of results of operations to be recorded in the future.

	For the three months ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(in thousands, except per share data) (unaudited)
Revenue	$24,782	$26,290	$27,606	$29,212	$49,306	$55,774	$57,646	$61,612	$58,954
Gross profit	15,013	16,038	16,350	17,772	33,168	40,818	42,942	45,770	42,053
Operating income (loss)	3,693	3,775	3,289	(1,753)	247,900	22,496	20,301	18,238	15,187
Net income	2,922	3,117	2,555	24,787	144,697	13,923	12,296	10,910	9,097
Net income attributable to common stockholders(2)	$176	$228	$117	$5,062	$49,226	$4,496	$3,974	$3,497	$2,313
Net income per common share(1)(3):
Basic	$0.02	$0.02	$0.01	$0.51	$3.18	$0.27	$0.24	$0.21	$0.14
Diluted	$0.02	$0.02	$0.01	$0.35	$2.53	$0.22	$0.19	$0.17	$0.11
Pro forma net income per common share(2)(4):
Basic					$2.89	$0.27	$0.24	$0.21	$0.18
Diluted					$2.68	$0.25	$0.22	$0.20	$0.16

(1)

See Note 2 to the Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per common share and basic and diluted pro forma net income per common share.

(2)

The sum of the quarterly net income attributable to common stockholders for the years ended December 31, 2005 and 2006 do not equal the annual amounts due to differences in the weighted average common shares outstanding between the quarterly and annual computations.

(3)

The sum of the quarterly basic net income per common share for the year ended December 31, 2006 and the sum of the diluted net income per common share for the years ended December 31, 2005 and 2006, do not equal the annual related per common share amounts due to differences in the weighted average common shares outstanding and the undistributed earnings allocation percentages between the quarterly and annual computations.

(4)

The sum of the quarterly basic and diluted pro forma net income per common share for the year ended December 31, 2006 does not equal the annual related per common share amount due to differences in the weighted average common shares outstanding, between the quarterly and annual computations.

In the fourth quarter of 2005, we incurred the write-off of $2.8 million in purchased in-process research and development expense related to the acquisition of Andromed. In addition, we expensed a previously capitalized license fee and incurred higher commission and tradeshow expenses than in prior fiscal 2005 quarters. The capitalized license fee related to two advance royalty payments totaling $500,000 that we made to a third party in June and November 2005 to assist the third party in developing a product of interest to us. We had the option to convert the advanced royalty payments into equity of the third party and, as a result, we capitalized these payments. Shortly after we made the second advanced royalty payment to the third party, however, we acknowledged that the product would not be developed by the third party and we determined that it would be unfeasible for us to convert our advanced royalty payments into equity of the third party. Accordingly, we concluded that the appropriate accounting treatment would be to write-off the advance royalty payment in the fourth quarter of 2005. The increase in fourth quarter net income was attributable to the reversal of the tax valuation allowance which had previously been established due to the uncertainty of future profitability.

In the first quarter of 2006, we recorded a $21.7 million compensation charge related to employee and non-employee directors’ exercise of stock options through the issuance of a promissory note, which required the payment of dividends on such shares to be treated as compensation expense. In addition, we recorded a $9.7 million charge related to a special bonus payment made to option holders who held vested shares on March 1, 2006. In total, these first quarter 2006 expenses amounted to $31.4 million and, without these charges, our first quarter 2006 operating income would have been $16.6 million. The significant increase in first quarter 2006 net income was due to the $263.0 million patent settlement with Nellcor. The first quarter 2006 net income attributable to common stockholders was impacted by the first quarter 2006 dividend declaration made to preferred stockholders. For further details on net income attributable to common stockholders, see Note 2 to the Notes to Consolidated Financial Statements.

In the fourth quarter of fiscal 2006, we declared an additional dividend of $37.1 million and incurred a $2.0 million special bonus charge related to a special bonus payment made to option holders who held vested options on March 1, 2006. In addition, we incurred higher tradeshow expenses and wrote off approximately $880,000 of previously capitalized initial public offering cost incurred in 2006 related to our discontinued 2006 registration statement process. The fourth quarter 2006 net income attributable to common stockholders was impacted by the fourth quarter 2006 dividend declaration to preferred stockholders. For further details on net income attributable to common stockholders, see Note 2 to the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the private sale of equity securities. As of March 31, 2007, we raised $81.7 million through seven preferred stock private equity financings, and $16.3 million through the exercise of stock options for a total of $98.0 million. Our most recent round of financing was completed in September 2001. As of March 31, 2007, we had cash and cash equivalents of $22.9 million.

Under the terms of our patent litigation settlement with Nellcor, Nellcor paid us $263.0 million for damages incurred through January 2006 and made an advance royalty payment to us of $67.5 million related to sales of Nellcor’s products for the remainder of 2006. In total, we have received $330.5 million in cash from Nellcor through December 2006. In March 2006 and February 2007, we declared dividends in the aggregate amount of approximately $208.9 million to holders of our common and preferred stock. In addition, in March 2006 and March 2007, we made special bonus payments in the aggregate amount of approximately $11.7 million to our employees and directors who held vested stock options as of March 1, 2006. The majority of these cash dividends and special bonus payments were made from the after-tax proceeds that we received from our settlement with Nellcor and interest earned thereon. In the future, we do not intend to distribute any royalties received from Nellcor under the settlement agreement to our stockholders or our option holders. For further details on the litigation settlement, see “Business—Nellcor Patent Litigation Settlement.”

In the fourth quarter of 2005, we wrote off $2.8 million in purchased in-process research and development expense related to the acquisition of Andromed. We believe this technology will provide a platform from which new acoustic monitoring products can be developed. In the near term, we are utilizing the technology to develop a new acoustic respiratory monitoring device. The total duration of the development effort as measured since the date of acquisition is expected to take at least 27 months to complete a commercially viable product; the product is expected to be available for sale in 2008. Since January 2006 and through April 2007, we have incurred approximately $2.9 million in development efforts and plan to spend an additional $2.6 million to cover the remaining development costs through March 31, 2008. As a result, we currently project the total development costs to be approximately $5.5 million. Salary and related expenses are projected to account for approximately 69.8% of the total development expense and the remaining expenses include prototype, engineering, and outside services and facilities. If the technology is not successful or timely, the financial effects on us will be very small. To date, and until we receive 510(k) clearance from the FDA, all our development costs are being expensed into the period in which they are incurred. While this product would expand our market opportunity and allow us to accelerate revenue growth, we believe we can support our annual projected product revenue growth without this new product.

Cash Flows from Operating Activities.    Cash used by operating activities was $4.4 million in the three months ended March 31, 2007. This consists primarily of an increase in royalties receivable of $11.8 million, related primarily to a royalty receivable from Nellcor. In addition, accounts receivable and deferred costs of goods sold rose by $5.0 million and $3.4 million, respectively, due to a growth in our business. This cash used was offset by our net income of $9.1 million and an increase in accounts payable of $3.8 million and income taxes payable of $3.1 million also resulting from overall growth and profitability of our business.

Cash provided by operating activities was $189.6 million in 2006. This consists primarily of our net income of $181.8 million, an increase in deferred revenue of $6.7 million resulting from growth of the business, an increase in the provision for deferred income taxes of $6.4 million, an increase in accrued compensation of $5.0 million, including a $2.0 million accrual for the special bonus, and depreciation and amortization of $3.7 million. This was offset by an increase in accounts receivable of $8.0 million, an increase in deferred cost of goods sold of $6.1 million and an increase in inventory of $5.0 million, all resulting from growth of the business.

In 2005, net cash provided by operating activities was $4.5 million, mainly due to net income of $33.4 million and an increase in deferred revenue of $3.0 million, offset by a benefit from deferred income taxes of $27.7 million which was a result of the reversal of the valuation allowance provided to reduce deferred tax assets, an increase in inventory of $5.2 million and deferred cost of goods sold of $3.6 million.

In 2004, cash used in operating activities was $5.1 million. In addition to our net loss of $3.8 million, the cash used was primarily due to an increase in deferred cost of goods sold of $5.1 million, an increase in inventory of $3.4 million and an increase in accounts receivable of $2.6 million, all due to growth of the business. This was offset by a $2.1 million increase in accounts payable primarily due to increased inventory and deferred cost of goods.

Cash Flows from Investing Activities.    Cash used in investing activities for the three months ended March 31, 2007, was $1.6 million consisting of $1.3 million of property and equipment purchases and $335,000 for the increase in intangible assets, to support the growth of the business.

Cash used in investing activities in 2006 was $8.3 million primarily consisting of $5.9 million of property and equipment purchases and $1.3 million related to the Andromed acquisition. The property and equipment purchases included purchases of manufacturing equipment of $2.1 million, computer hardware and software of $1.2 million and leasehold improvements of $800,000, to support the growth of the business.

Cash used in investing activities in 2005 was $8.3 million consisting primarily of $5.2 million of property and equipment purchases and $2.0 million related to the Andromed acquisition. The property and equipment purchases include $2.3 million of manufacturing equipment, and $1.1 million of demonstration equipment.

Cash used in investing activities in 2004 was $3.8 million primarily due to $2.8 million of property and equipment purchases, to support the growth of the business.

Cash Flows from Financing Activities.    Cash used in financing activities for the three months ended March 31, 2007 was $26.4 million. This primarily consists of dividends paid of $37.2 million and repayment of long term debt of $1.9 million, offset by $12.6 million of new borrowings.

Cash used in financing activities in 2006 was $139.9 million. This primarily consists of dividends paid of $149.7 million offset by $14.4 million of proceeds from the issuance of common stock from stock option exercises.

Cash provided by financing activities in 2005 was $6.2 million. This primarily consists of proceeds from equipment financing of $11.2 million, offset by $6.1 million in debt payments.

Cash provided by financing activities in 2004 was $9.5 million, primarily due to equipment financing of $13.4 million, offset by $3.9 million in debt payments.

Future Liquidity Needs.    In the future, in addition to funding our working capital requirements, we anticipate our primary use of cash to be the equipment that we provide to hospitals under our long-term sensor purchase agreements. We anticipate additional capital purchases related to expanding our worldwide manufacturing capability as well as additional investments in productivity enhancing tools, including a new customer relationship management system. Our focus on international expansion will also require additional investments in facilities and infrastructure in the Americas, Europe, Japan and Asia. The amount and timing of our actual investing activities will vary significantly depending on numerous factors, such as the progress of our product development efforts, our timetable for international manufacturing and sales and marketing expansion and both domestic and international regulatory requirements. Despite these capital investment requirements, we anticipate that our existing cash and cash equivalents and the proceeds from this offering will be sufficient to meet our working capital requirements, capital expenditures, and operations for at least the next 12 months.

Current Financing Arrangements.    As of March 31, 2007, we have various arrangements that allow for the financing of the equipment placed with hospitals in connection with the related long-term sensor purchase agreements. During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, we borrowed a total of $13.4 million, $11.2 million, $0, $0 and $12.6 million, respectively, under these facilities. As of December 31, 2005, 2006 and March 31, 2007, respectively, we had outstanding under these financing agreements $27.7 million, $20.5 million and $31.3 million. Principal and interest payments under these financing agreements are $1.0 million per month based on an average interest rate of 7.6%. At March 31, 2007, the carrying value of the equipment collateralizing these borrowings was $7.3 million.

In April 2007, the Company entered into an additional financing agreement for $7.5 million. This borrowing is for a period of four years and carries an interest rate of approximately 8.0%. This financing agreement allows the third-party financing company to file Uniform Commercial Code agreements on the related equipment. However, there are no other capital or debt covenant requirements associated with these borrowings. The borrowings can be repaid at any time without any pre-payment penalty. The monthly principal and interest payments on this new borrowing will be approximately $183,000.

In June 2001, we entered into a Master Selective Business Security Agreement, or Master Agreement, with one of our preferred stockholders allowing us to borrow up to a maximum of $5.0 million. The

Master Agreement consisted of an equipment line whereby all draws are collateralized by equipment placed at hospitals under long-term sensor purchase agreements. Each draw is converted into a five-year note with interest and principal paid on a monthly basis. The interest rate on each note is based on 475 basis points over the U.S. Treasury Rate on the date of the borrowing. The most recent draw was in December 2002 and there are no additional borrowings available under this Master Agreement. As of December 31, 2005, 2006 and March 31, 2007, we had $1.3 million, $316,000 and $197,000, respectively, outstanding under this borrowing at an average interest rate of 8.3%. At March 31, 2007, the carrying value of the equipment collateralizing these borrowings was $122,000.

Contractual Obligations.    The following table summarizes our outstanding contractual obligations as of December 31, 2006, and the effect those obligations are expected to have on our cash liquidity and cash flow in future periods:

	Payments Due By Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Long-Term Debt(1)	$7,476	$11,050	$2,275	$—	$20,801
Operating Leases(2)	2,182	3,354	418	—	5,954
Purchase Commitments(3)	15,830	—	—	—	15,830
Employment Agreements(4)	831	695	—	—	1,526
Capital Leases (including interest)(5)	65	130	79	—	274

Total Contractual Obligations	$26,384	$15,229	$2,772	$—	$44,385

(1)	Principal payments owed on our equipment financing arrangements.
(2)	Facility, equipment and automobile leases.
(3)	Certain inventory items under non cancellable purchase orders to secure better pricing and ensure we will have materials on hand.
(4)	Potential commitments made under employment agreements with two of our executive officers and two employees.
(5)	Leased office equipment.

As of March 31, 2007, the Company incurred an additional $12.6 million in long term debt, payable ratably over four years. See “Liquidity and Capital Resources—Current Financing Arrangements,” herein.

In addition to these contractual obligations, we have the following annual minimum royalty commitments to Masimo Labs:

	Payments Due By Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Minimum royalty commitment to Masimo Labs	$3,150	$7,500	$10,000		(1)

(1)	Subsequent to 2009, the royalty agreement requires a $5.0 million minimum annual royalty payment unless the agreement is amended, restated or terminated.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,” or FIN 46(R), Masimo Labs is consolidated within our financial statements for all periods presented. Accordingly, all inter-company royalties, option and license fees and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

For the foreseeable future, we anticipate that we will continue to be required by FIN 46(R) to consolidate Masimo Labs; however, in the event that Masimo Labs secures additional external financing and/or expands its customer base or is no longer financially dependent upon us and we are no longer the primary beneficiary of Masimo Labs activities, we may be able to discontinue consolidating Masimo Labs.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses for each reporting period. Management regularly evaluates its estimates and assumptions. These estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, and form the basis for making management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Management believes that the following accounting policies involve a higher degree of complexity and warrant specific description.

Revenue Recognition

We recognize revenue pursuant to the requirements of American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP 97-2, “Software Revenue Recognition;” as amended by SOP 98-9, “Software Revenue Recognition, With Respect to Certain Transactions;” EITF Issue No. 03-05, Applicability of AICPA Statements of Position 97-2, “Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software;” and other authoritative accounting guidance.

We enter into agreements to sell pulse oximetry and related products and services as well as multiple deliverable arrangements that include various combinations of products and services. Additionally, while the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting including: (i) whether an arrangement exists; (ii) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (iii) when to recognize revenue on the deliverables; and (iv) whether undelivered elements are essential to the functionality of the delivered elements. In addition, our revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires us to evaluate the creditworthiness of customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

We derive revenue primarily from four sources: (i) direct sales of pulse oximetry and related products to end user hospitals, emergency medical response organizations and other direct customers; (ii) direct sales of pulse oximetry and related products to distributors who then typically resell to end user hospitals, emergency medical response organizations and other direct customers; (iii) direct sales of integrated circuit boards to OEM customers who incorporate our embedded software technology into their multi-parameter monitoring devices; and (iv) long-term sales contracts to end user hospitals in which we typically provide up front monitoring equipment at no charge in exchange for a multi-year consumable product purchase commitment.

For direct sales to end user hospitals, emergency medical response organizations, other direct customers as well as OEMs, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Revenue from sale of our products is generally recognized when title and risk of loss transfers to the customer upon shipment, the terms of which are shipping point or destination. We use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and/or third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable we assess a number of factors but primarily rely upon past transaction history with the customer, if available.

Our sales under long-term purchase contracts are generally structured such that we agree to provide up-front and at no charge, certain monitoring equipment, installation, training and ongoing warranty support in exchange for the hospital’s agreement to purchase sensors over the term of the agreement, typically three to six years. Under SOP 97-2, we have determined that its patented algorithm and software architecture, which resides within the monitors is more than incidental to the product as a whole. In accordance with EITF 03-05, we have also determined that the non-software deliverables (i.e. monitor housing, adapter cables, etc.) are considered essential to the functionality of the delivered elements. Furthermore, no payments are due to us from the hospital customer until sensors are shipped or delivered to the hospital at fixed prices per sensor over the term of the arrangement. Accordingly, we do not recognize any revenue when the monitoring and related equipment is delivered to the hospitals and installation and training is complete. We recognize revenue for all of the delivered elements as the sensors are delivered under the long-term purchase commitment. The cost of the monitoring equipment initially placed at the hospitals is deferred and amortized to cost of goods sold over the life of the underlying long-term sensor contract.

Sales to our distributors are recognized on the sell-through method. Our distributors purchase primarily sensor products which they then resell to hospitals that are fulfilling their purchase obligation to us under the hospital’s long-term sensor purchase commitments. Because of the underlying contractual relationship between us and the end-user hospital, revenue is deferred until our commitment to our end user consumer is fulfilled. In the distribution channel, we believe this occurs when the sensors are sold through by the distributor to the end-user. As a result, management believes that our distributors function primarily as a fulfillment house and, accordingly, believes the use of the sell-through method is appropriate.

Our distributors purchase product at specified distributor pricing and then may resell the product to end-user hospitals with whom we have separate pricing agreements. Where distributor prices are higher than end-user hospital contracted prices, we provide rebates to these distributors for the difference between distributor prices and end-user hospital prices. We estimate and provide allowances for these programs at the time of sales as a reduction to revenue and accounts receivable.

We provide certain end-user hospitals with the ability to purchase sensors under rebate programs. Under these programs, the end-user hospitals may earn rebates based on their purchasing levels. We estimate and provide allowances for these programs at the time of sale as a reduction to revenues and an increase to deferred revenues.

In general, customers do not have a right of return for credit or refund. However, we allow returns under certain circumstances. At the end of each period, we estimate and accrue for these returns as a reduction to revenue and accounts receivable. We estimate returns based on several factors, including contractual limitations and past returns history.

Warranty Reserves

We maintain warranty reserves for the estimated future repair or replacement of products sold as required by our product warranties, which generally range from six months to one year, based on the product type. For direct, OEM and distribution sales, we establish, at the time of sale, the warranty reserves based upon historical experiences. In the case of long-term sales agreements, we typically warranty the products for the term of the agreement, which ranges from three to six years. Under these long-term sales agreements, consistent with the deferral of revenue associated with these contracts, we record the related warranty expense as it is incurred over the life of the contract. As necessary, specific reserves may be established and maintained as significant incremental repair issues are identified. As of December 31, 2005, December 31, 2006, and March 31, 2007, the warranty reserve balance was $415,000, $599,000 and $560,000, respectively.

Inventory/Reserves for Excess or Obsolete Inventory

Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first-in, first-out). Inventory valuation allowances are recorded for materials that have become obsolete or are no longer used in current production and for inventory that has a market value less than the carrying value in inventory. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, and frequent unpredictable fluctuations in market values for such materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to standard costs and, when necessary, reduce the carrying amount of our inventory to its market value. Specific reserves are maintained to reduce the carrying value of inventory items on hand that we know may not be used in finished goods. A general inventory reserve is also maintained based on our experience for future limitations on our ability to utilize the inventory on hand. Our inventory reserves were $2.0 million, $2.9 million and $3.1 million at December 31, 2005, December 31, 2006 and March 31, 2007, respectively. If our estimates for potential inventory losses are low, our earnings will be affected.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at a net estimated realizable value. We rely on prior experience to estimate the amount that we expect to collect on the gross receivables outstanding, which cannot be known with exact certainty as of the time of issuance of this report. We maintain a specific allowance for customer accounts that we know may not be collectible due to customer liquidity issues. We also maintain a general allowance for future collection losses that arise from customer accounts that do not indicate an inability, but may be unable, to pay. Our accounts receivable balance, including those from related parties, was $15.5 million, $22.4 million and $27.9 million, net of allowances for doubtful accounts of $444,000, $1.6 million and $1.7 million at December 31, 2005, December 31, 2006 and March 31, 2007, respectively.

Litigation and Other Contingencies

Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense. Management is in discussion with a former distributor over alleged commissions owed to a former distributor. Management does not believe that any resolution of this dispute will be material to these consolidated financial statements. Other than this item, management is not aware of any potential losses that would require to be accrued at December 31, 2006 and December 31, 2005.

Stock-Based Compensation

We have historically issued stock options to reward our employees and directors. Prior to December 31, 2005, we accounted for these option grants under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and applied the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of Financial Accounting Standards Board, or FASB, Statement No. 123.” This accounting treatment resulted in a pro forma stock option expense that was reported in the footnotes to our consolidated financial statements for those years.

For option grants made on or prior to December 31, 2005, we recorded stock-based compensation, typically associated with options granted to non-employees or directors based upon the difference, if any, between the estimated fair value of common stock underlying the options on the date of grant and the option exercise price. The fair value of the common stock for options granted prior to December 31, 2004 was originally estimated solely by our board of directors, with input from management. We believe the members of our board of directors have extensive experience in the medical device market and many of our directors are accredited venture capital investors. For grants made prior to December 31, 2004, we did not obtain contemporaneous valuations by an unrelated valuation specialist. Since there was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several objective and subjective factors, including our operating and financial performance, corporate milestones, product development and market acceptance, the superior rights and preferences of our convertible preferred stock and the risk and non-liquid nature of our common stock.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share Based Payment,” which requires us to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. In March 2005, the SEC issued Staff Accounting Bulletin 107, or SAB 107, relating to SFAS No. 123(R). We have applied the provisions of SAB 107 in the adoption of SFAS No. 123(R).

Effective January 1, 2006, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	Year ended December 31, 2006	Three months ended March 31, 2007
Risk-free interest rate	4.7%	4.5%
Expected term	6.5 years	6.5 years
Estimated volatility	47.0%	41.6%
Expected dividends	0%	0%

The Black-Scholes option pricing model requires the use of certain assumptions, including fair value, expected term, expected volatility, expected dividends, risk-free interest rate, and expected forfeiture rate to calculate the fair value of stock-based payment awards.

As a non-public company, we estimate the current price of the underlying share based on valuations established by the board of directors. Historically, the board of directors has used various sources to establish the value of our stock. In the future, as a publicly traded entity, we will rely on daily reported prices of our shares.

Since January 2005, the fair value of our common stock has ranged from $2.75 per share to $4.67 per share. In January 2006, as a result of our patent litigation settlement with Nellcor, the Board increased the estimated fair market value of our common stock from $4.67 to $8.84 per share. Since this date, the Board has continued to assess the value of our common stock based on various sources of information. As disclosed more fully in Note 12 to the Notes to Consolidated Financial Statements that are included in this prospectus, during the 21 months ended March 31, 2007, we have granted stock options with exercise prices ranging from $4.67 to $12.87 per share. No options granted during this period were at prices below the fair market value as established by our Board and compensation committee.

We do not have information available which is indicative of future exercise and post-vesting behavior to estimate the expected term. As a result, we adopted the simplified method of estimating the expected term of a stock option, as permitted by SAB 107. Under this method, the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term. The use of the simplified method requires our option plan to be consistent with a “plain vanilla” plan. The simplified method will not be available for options granted after December 31, 2007.

As a non-public entity as of December 31, 2006, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding the volatility of its share price becomes available or the selected companies are no longer suitable for this purpose.

We do not expect to declare dividends in the future. As part of a one-time patent settlement, our board of directors declared a dividend in March 2006 and declared two dividends in December 2006. These dividends were declared only due to the receipt of settlement proceeds in connection with patent infringement litigation with a competitor. Absent such a settlement, we would not have declared and paid any of these dividends.

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre-vesting forfeiture rate is based on our historical experience and the composition of option plan participants, among other factors, and reduces the compensation expense recognized. If the actual forfeitures differ from the estimates, adjustments to compensation expense may be required in future periods.

Stock-based compensation expense related to the adoption of SFAS 123(R) amounted to $1.3 million for 2006 and $457,000 for the three months ended March 31, 2007, and the related deferred tax asset established was $513,000. We elected to recognize compensation costs on a straight-line basis over the requisite service period for the entire award.

We also issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS No. 123 and EITF Abstract No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” Options granted to consultants were valued at the date of grant using the Black-Scholes option pricing model with a dividend yield of 0%, an expected volatility of 0%, an average risk-free rate of 4.13%, and an expected life of ten years. Services provided by consultants include sales and marketing or financing related services. Options vest over the service period ranging from immediately vested to vesting over five years.

Accounting for Income Taxes

As part of the process of preparing our combined consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expenses together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in the statement of operations.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. During the fourth quarter of 2005, we determined that a full valuation allowance against our net U.S. deferred tax assets was not necessary due to the Nellcor patent litigation settlement. In making this determination, we considered all available positive and negative evidence, including projected future taxable income, tax planning strategies and recent financial performance. In December 2005, we recorded a reversal of certain federal and state deferred tax valuation allowances consisting primarily of net operating losses and deferred revenue. This resulted in a non-recurring tax benefit of $31.2 million.

As of December 31, 2006, we had fully utilized our prior year’s federal and California net operating loss carryforwards of approximately $23.4 million and $10.9 million, respectively. However, as of December 31, 2006, we had approximately $14.3 million of net operating loss carryforwards from our foreign jurisdictions which begin to expire in 2007 and approximately $10.7 million of net operating losses generated in 2006 from various states which begin to expire in 2012.

Under FIN 46(R), our consolidated income tax provision or benefit and the net deferred tax assets include Masimo Labs’ income taxes provision or benefit and deferred tax assets. For income tax purposes, Masimo Labs is not a member of our consolidated group and files its separate federal and California income tax returns.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” or FIN 48, which became effective for us on

January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in a reduction of our beginning retained earnings of $618,000. As of the adoption date, the balance of gross unrecognized tax benefits is $3.6 million, of which $599,000 (net of the federal benefit on state taxes), if recognized, would affect the effective tax rate. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. The amount of unrecognized tax benefits did not materially change as of March 31, 2007. It is expected that the amount of unrecognized tax benefits may change in the next 12 months; however, quantification of such change cannot be estimated. We recognize penalties and interest related to unrecognized tax benefits in income tax expense. Interest and penalties are immaterial as of the date of adoption and are included in unrecognized tax benefits. We conduct business in multiple jurisdictions, and as a result, one or more of our subsidiaries file income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the existence of net operating loss carryforwards, all years since inception in 1989 are open for examination by major taxing authorities.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140.” SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115.” SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items, for which the fair value option has been elected, in earnings. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. SFAS 159 is effective for fiscal years ending after November 15, 2007. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks that may arise from adverse changes in market rates and prices, such as interest rates, foreign exchange fluctuations and inflation. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuation to interest expense is limited to our outstanding term loans and financing arrangements, which have fixed interest rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest-sensitive financial instruments at December 31, 2006. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates will increase our interest income and expense.

Foreign Currency Exchange Rate Risk

A majority of our assets and liabilities are maintained in the United States in U.S. dollars and our sales and expenditures are transacted in U.S. dollars. The expenses and capital spending of our foreign entities are transacted in the respective country’s local currency and are subject to foreign exchange rate risk. Our foreign currency transactions are translated into U.S. dollars at prevailing rates and gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. Our foreign entities’ balance sheets are translated in U.S. dollars at the month end spot rates and the statement of operations and cash flows using the average exchange rate for the periods and any foreign exchange gain or loss is included in equity as a component of accumulated other comprehensive income (loss).

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material adverse effect in the future.

BUSINESS

Overview

We are a global medical technology company that develops, manufactures and markets non-invasive patient monitoring products that improve patient care. We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. We invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of read-through motion and low perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. Pulse oximetry is the non-invasive measurement of the oxygen saturation level of arterial blood, or the blood that delivers oxygen to the body’s tissues, and pulse rate. Our Masimo SET platform has significantly addressed many of the previous technology limitations and has been referred to by several industry sources as the gold standard in pulse oximetry. The benefits of Masimo SET have been validated in over 100 independent clinical and laboratory studies. During fiscal 2006, we generated product revenue of $155.1 million and we increased our revenue at a compound annual growth rate, or CAGR, of approximately 41.6% for the four years ended December 31, 2006.

We develop, manufacture and market a family of patient monitoring solutions which incorporate a monitor or circuit board and consumables, including both proprietary single-patient use and reusable sensors and cables. In addition, we offer remote alarm/monitoring solutions, software and other accessories. Our solutions and related products are based upon our proprietary Masimo SET algorithms and related software architecture. This software-based technology is incorporated into a variety of product platforms depending on our customers’ specifications. We sell our products to end-users through our direct sales force and certain distributors, and certain of our products to our original equipment manufacturer, or OEM, partners, for incorporation into their products. We estimate that our worldwide installed base of our pulse oximeters and OEM monitors that incorporate Masimo SET was approximately 399,000 units as of March 31, 2007. Our installed based is the primary driver for the recurring sales of our consumables, primarily single-patient sensors. Based on industry reports, we estimate that the worldwide pulse oximetry market is over $900 million, the largest component of which is the sale of consumables.

We believe that the reliability and accuracy of our Masimo SET platform, along with our remote-alarm and monitoring solutions, will facilitate the expansion of our pulse oximetry products into areas beyond critical care settings, including the general care areas of the hospital. Additionally, we have developed products that non-invasively monitor parameters beyond arterial blood oxygen saturation level and pulse rate. In 2005, we launched our Masimo Rainbow SET platform utilizing licensed Rainbow technology, which we believe includes the first FDA-cleared devices to non-invasively measure carboxyhemoglobin, or carbon monoxide levels in the blood, and methemoglobin saturation levels in the blood. We believe that the use of products incorporating Rainbow technology will become widely adopted for the non-invasive monitoring of these parameters. In addition, we believe that we will develop and introduce additional parameters in the future based on our proprietary technology platforms.

Our technology is supported by a substantial intellectual property portfolio that we have built through internal development, acquisitions and license agreements. As of June 30, 2007, we had over 430 issued and pending patents worldwide. We have exclusively licensed from our development partner, Masimo Laboratories, Inc., or Masimo Labs, the right to incorporate Rainbow technology into our products intended to be used by professional caregivers, including but not limited to hospital caregivers and EMS facility caregivers. On January 17, 2006, we settled all existing patent litigation with Nellcor, a division of Tyco Healthcare. Under the terms of the settlement, Nellcor has agreed to discontinue the sale of its products found to infringe our patents and will pay us royalties at least through March 14, 2011 on the U.S. sales of its pulse oximetry products.

Industry Background

Pulse oximetry has gained widespread clinical acceptance as a standard patient vital sign measurement because it can give clinicians an early warning of low arterial blood oxygen saturation levels, known as hypoxemia. Early detection is critical because hypoxemia can lead to a lack of oxygen in the body’s tissues, which can result in brain damage or death in a matter of minutes. Pulse oximeters are currently used in critical care settings, including emergency rooms, operating rooms, recovery rooms, intensive care units, or ICUs, and the EMS market.

In addition, clinicians use pulse oximeters to estimate whether there is too much oxygen in the blood, a condition called hyperoxemia. In premature babies, hyperoxemia can lead to permanent eye damage or blindness. By ensuring that oxygen saturation levels in babies remains under 96%, clinicians believe they can lower the incidence of hyperoxemia. Hyperoxemia can also cause problems for adults, such as increased risk of postoperative infection and tissue damage. In adults, to prevent hyperoxemia, clinicians use pulse oximeters to administer the minimum level of oxygen necessary to maintain normal saturation levels.

Pulse oximeters use sensors attached to an extremity, typically the fingertip. These sensors contain light emitting diodes, or LEDs, that transmit red and infrared light from one side of the extremity through the tissue to a photodetector on the other side of the extremity. The photodetector in the sensor measures the amount of red and infrared light absorbed by the tissue. A microprocessor then analyzes the changes in light-absorption to provide a continuous, real-time measurement of the amount of oxygen in the patient’s arterial blood. Pulse oximeters typically give audio and visual alerts, or alarms, when the patient’s arterial blood oxygen saturation level or pulse rate falls outside of a designated range. As a result, clinicians are able to immediately initiate treatment to prevent the serious clinical consequences of hypoxemia and hyperoxemia.

Limitations of Conventional Pulse Oximetry

Conventional pulse oximetry is subject to technological limitations that reduce its effectiveness and the quality of patient care. In particular, when using conventional pulse oximetry, arterial blood signal recognition can be distorted by motion artifact, or patient movement, and low perfusion, or low arterial blood flow. Motion artifact can cause conventional pulse oximeters to inaccurately measure the arterial blood oxygen saturation level due mainly to the movement and recognition of venous blood. Venous blood, which is partially depleted of oxygen, may cause falsely low oxygen saturation readings. Low perfusion can also cause the failure of the conventional pulse oximeter to obtain an accurate measurement. Conventional pulse oximetry readings can also be impacted by bright light and electrical interference from the presence of electrical surgical equipment. Independent, published research shows that conventional pulse oximeters are subject to operating limitations, including:

•	inaccurate measurements, which can lead to the non-detection of a hypoxemic event or improper and unnecessary treatment;

•

false alarms, which occur when the pulse oximeter falsely indicates a drop in the arterial blood oxygen saturation level which can lead to improper therapy, the inefficient use of clinical resources as clinicians respond to false alarms, or the non-detection of a true alarm if clinicians become desensitized to frequently occurring false alarms; and

•	signal drop-outs, which is the loss of a real-time signal as the monitor attempts to find or distinguish the pulse, which can lead to the non-detection of hypoxemic events.

Published independent research shows that over 70% of the alarms were false outside the operating room using conventional pulse oximetry. In addition, in the operating room, conventional pulse oximeters failed to give measurements at all due to weak physiological signals, or low perfusion, in approximately 9% of all cases studied. Manufacturers of conventional pulse oximeters have attempted to address some of these limitations, with varying degrees of success. Some devices have attempted to minimize the effects of motion artifact by repeating the last measurement before motion artifact is detected, until a new, clean signal is detected and a new measurement can be displayed, known as freezing values. Other devices have averaged the signal over a longer period of time, known as long-averaging, in an attempt to reduce the effect of brief periods of motion. These solutions, commonly referred to as alarm management techniques, mask the limitations of conventional pulse oximetry. Several published studies have demonstrated that some of these alarm management techniques have actually contributed to increased occurrences of undetected true alarms, or events where hypoxemia occurs, but is not detected by the pulse oximeter.

Conventional pulse oximetry technology also has several practical limitations. Because the technology cannot consistently measure oxygen saturation levels of arterial blood in the presence of motion artifact or low perfusion, the technology is not robust enough to allow for its use in non-critical care settings of the hospital, such as general care areas, where the hospital staff-to-patient ratio is significantly lower. In order for pulse oximetry to become a standard patient monitor in these settings, these limitations must be overcome.

In addition, conventional pulse oximeters cannot distinguish oxygenated hemoglobin, or the component of red blood cells that carries oxygen, from dyshemoglobin, which is hemoglobin that is incapable of carrying oxygen. As a result, pulse oximeters will report falsely high oxygen levels when dyshemoglobins are present in the blood. Although currently there are lab-based tests that detect dyshemoglobins, they are invasive and do not provide immediate or continuous results.

Pulse Oximetry Market Opportunity

The pulse oximetry market consists of pulse oximeters and consumables, including single-patient use and reusable sensors, cables and other pulse oximetry accessories that are primarily sold to the hospital and EMS markets. According to a Frost & Sullivan report dated June 2007, U.S. pulse oximetry equipment market revenue, which includes pulse oximetry stand-alone devices and multi-parameter patient monitoring modules, was $201 million in 2006 and is expected to increase to $248 million by 2009, representing a CAGR of 7.3%. Additionally, a Frost & Sullivan report dated March 2004 estimated that U.S. pulse oximetry sensor market revenue would be $461 million in 2006 and would increase to $622 million by 2010, representing a CAGR of 7.8%. Based on these estimates, Frost & Sullivan estimated that the total U.S. pulse oximetry market would be $662 million in 2006. Frost & Sullivan expects the growth in the U.S. pulse oximetry sensor market to be driven by:

•	ongoing adoption of low perfusion, motion-tolerant technology;

•	aggressive awareness campaigns;

•	rising patient acuity, or severity of illnesses, which increases the need for monitoring in the intermediate and sub-acute settings;

•	expansion of the market for pulse oximetry monitoring to the general surgical floor;

•	greater efficiencies for the health care worker through increased reliability, improved detection algorithms and the ability to reject false alarms; and

•	adoption of pulse oximetry outside the hospital and in the faster growing alternate care market.

Based on this estimate for the U.S. market, we estimate that the worldwide pulse oximetry market was over $900 million in 2006. According to the June 2007 Frost & Sullivan report, Masimo and Nellcor each comprised 38% of the total U.S. pulse oximetry monitoring equipment market in 2006, totalling 76% of the market.

Additional Market Opportunities

Expansion to Non-Critical Care Settings

We believe there are opportunities to expand the market for pulse oximetry by applying Masimo SET’s proven benefits from critical care settings to non-critical care settings, as well as settings outside of the hospital. It is currently estimated that over 86% of all U.S. hospital beds are located in non-critical care areas, where continuous monitoring is not widely used. A published study showed that approximately 264,000 hospital deaths over a three-year period were attributable to patient safety incidents, or generally preventable patient events in non-critical care areas. The study concluded that the failure to timely diagnose and treat patients accounted for over 70% of those deaths, suggesting that improved patient monitoring in non-critical care settings can alert clinicians of patient distress and help to improve patient care.

Carboxyhemoglobin Detection

We believe there are opportunities to expand the market for patient monitoring by enabling the measurement of additional blood constituents beyond arterial blood oxygen saturation level and pulse rate. For example, carbon monoxide is the leading cause of accidental poisoning death in the United States, responsible for an estimated 3,800 fatalities and 40,000 emergency room visits annually. Carbon monoxide poisoning, which involves carbon monoxide binding with hemoglobin cells, thereby preventing them from carrying oxygen, can cause severe neurological damage, permanent heart damage or death in a matter of minutes. Quick diagnosis and treatment of carbon monoxide poisoning is critical in saving lives and preventing long-term damage. The National Academy of Clinical Biochemistry, or NACB, recommends that clinicians routinely utilize point-of-care tests for the presence of carboxyhemoglobin, or carbon monoxide bound to hemoglobin, to screen patients with flu-like symptoms or headaches in the emergency room for carbon monoxide poisoning. CO-Oximetry, an invasive lab-based test that involves passing a blood sample through a CO-Oximeter, is currently used to measure carboxyhemoglobin saturation levels. We believe that the primary opportunity for non-invasive blood carbon monoxide monitoring is in the EMS and emergency department settings, but may extend into other critical care settings as well, such as the operating room, or OR. Carbon monoxide can in some cases be produced by the anesthesia machine, which can, in some circumstances, create dangerous levels of carbon monoxide. This occurrence is known as Monday Morning Phenomenon, which may be diagnosed with non-invasive monitoring of carbon monoxide in the OR. In addition, patients who have moderate levels of carbon monoxide in their blood upon hospital admission, either from smoking or exposure to carbon monoxide, often have complications during anesthesia administration. If carbon monoxide is detected in their blood, surgeries can be postponed until the patient’s carbon monoxide level has returned to a safe level for surgery.

Methemoglobin Detection

Another opportunity to expand the market for patient monitoring is to enable the non-invasive measurement of methemoglobin, another form of hemoglobin that is unable to carry oxygen to tissues throughout the body. Since hemoglobin is the key carrier of oxygen in the blood, its replacement by methemoglobin can cause cyanosis, or bluish discoloration of the skin caused by lack of oxygen in the blood. According to a research report published by Johns Hopkins University in September 2004, approximately 30 different drugs routinely administered in hospitals can cause methemoglobinemia, or the presence of an abnormal amount of methemoglobin in the blood. This study found 414 cases, or 19% of all patients reviewed, of acquired methemoglobinemia, which were detected in many areas of the hospital and various patient populations over a 28-month period. The methemoglobinemia resulted in one fatality and three near-fatalities. In addition, pesticides, herbicides and other industrial chemicals can cause methemoglobinemia. Some of the 30 drugs that the Johns Hopkins University report found to cause methemoglobinemia are benzocaine, a local anesthetic, which is routinely used in procedures, ranging from endoscopy to surgery, inhaled nitric oxide, routinely used in the Neonatal Intensive Care Unit, nitroglycerin used to treat cardiac patients and dapsone used to treat infections. The NACB recommends that clinicians routinely utilize point of care tests to measure the level of methemoglobin in patients receiving benzocaine, a local anesthetic. In addition, two clinical studies indicated that patients with sepsis showed increased blood methemoglobin levels. As a result, we intend to investigate whether monitoring this blood constituent may help with the diagnosis and early treatment of sepsis.

Plethysmograph Variability Index (PVI)

In June 2007, we introduced Plethysmograph Variability Index, or PVI, a noninvasive measurement that quantifies changes in the plethysmographic waveform, a graphical display of the changes in blood volume caused by arterial pulsation, derived from the Masimo Rainbow SET pulse oximetry technology. PVI can provide clinicians with a noninvasive way to monitor functional hemodynamics, or forces involved in the circulation of blood, in their patients. This technology may prove to be a valuable clinical tool with significant advantages over currently available indicators of changes in functional hemodynamics that are invasive, operator dependent, often inaccurate and expensive. PVI displays a numeric representation of the changes to the pleth waveform on the pulse oximeter and allows clinicians to track and trend these changes over time. PVI can be purchased and installed on Radical 7 and any other monitors equipped with a Masimo MX board.

Future Applications

We believe that our core signal processing and sensor technologies are widely applicable and expect to develop and launch future applications utilizing our proprietary technology platforms.

The Masimo Solution

Our innovative and proprietary technologies and products are designed to overcome the primary limitations of pulse oximetry, which involve maintaining accuracy in the presence of motion artifact and weak signal to noise situations. Our Masimo SET platform, which became available to hospitals in the United States in 1998, is the basis of our pulse oximetry products and we believe represented the first significant technological advancement in pulse oximetry since its introduction in the early 1980s. In addition, our products’ benefits have been validated through over 100 independent clinical and laboratory studies.

Masimo SET utilizes five signal processing algorithms, four of which are proprietary, in parallel, to deliver high precision, sensitivity and specificity in the measurement of arterial blood oxygen saturation levels and pulse rate. Sensitivity is the ability to detect true events and specificity is the ability to reject false alarms. One of our proprietary processing algorithms, Discrete Saturation Transform, separates signal from noise in real-time through the use of adaptive filtering, and an iterative sampling technique that tests each possible saturation value for validity. Masimo SET signal processing can therefore identify the venous blood and other noise, isolate them, and extract the arterial signal.

The following table summarizes the results of a recent independent study, which details the clinical advantages of Masimo SET versus currently available competitive platforms that claim accuracy during patient motion. This study analyzes the results of 160 motion tests on ten subjects, including machine generated motion and motion generated by the volunteers.

Adult Study:	Missed True Events	False Alarms
Masimo SET	3%	5%
Nellcor N600	43%	28%
GE TruSat	83%	18%

Source: Shah N, Estanol L. Anesthesiology 2006; 105:A929

To complement our Masimo SET platform, we have developed a wide range of proprietary single-patient use and reusable sensors, cables and other accessories designed specifically to work with Masimo SET software and hardware. Although our technology platforms operate solely with our proprietary sensor lines, our sensors have the capability to work with certain competitive pulse oximetry monitors through the use of adapter cables. Our LNOP neonatal adhesive sensors have been clinically proven to exhibit greater durability compared to competitive sensors.

In 2005, we introduced our Masimo Rainbow SET platform, leveraging our Masimo SET and incorporating licensed Rainbow technology to enable reliable, real-time monitoring of additional parameters beyond arterial blood oxygen saturation and pulse rate. The Masimo Rainbow SET platform has the unique ability to distinguish oxygenated hemoglobins from certain dyshemoglobins, hemoglobin incapable of transporting oxygen, and allows for the rapid, non-invasive monitoring of carboxyhemoglobin and methemoglobin, which we refer to as Pulse CO-Oximetry. Along with the release of our Rainbow SET Pulse CO-Oximetry products, we have developed multi-wavelength sensors that have the ability to monitor multiple parameters with a single sensor. We believe that the use of Masimo Rainbow SET Pulse CO-Oximetry products will become widely adopted for the non-invasive monitoring of these parameters.

Additionally, we market our RadNet and RadLink remote-alarm and monitoring systems for use with our Masimo SET pulse oximeters and Rainbow SET Pulse CO-Oximeters. These systems currently allow wireless and remote monitoring of the oxygen saturation and pulse rate of up to 28 patients simultaneously, and may facilitate the expansion of our products into areas beyond the critical care settings, such as the general care areas.

Benefits of Our Products and Technology

We believe that our technology and products offer several key benefits, including:

•

Accurate, Real-Time Measurement.    The Masimo SET platform has the ability to provide more accurate measurements with fewer missed events and false alarms than any other pulse oximeter in the market place. Many of the top hospitals in the United States, including four of the top five, according to “U.S. News and World Reports Honor Roll” for 2006, made Masimo SET their primary pulse oximetry platform.

•

Increased Quality of Patient Care.    The proven accuracy and reliability of Masimo SET pulse oximetry allows for better clinical decisions, leading to fewer medical errors and better patient care. In one independent study conducted at the University of Virginia, Masimo SET pulse oximetry was credited with a 92.3% success rate on critical, unstable patients on whom conventional pulse oximetry failed, resulting in a “significant increase in patient safety and caregiver efficiency.” We believe that the non-invasive monitoring of carboxyhemoglobin will improve the quality of care based on the number of emergency room visits reported for carbon monoxide poisoning. We believe the non-invasive monitoring of methemoglobin will also improve patient care based on reported drug interactions that increase methemoglobin levels in the blood.

•

Reduced Cost of Care.    Several independent studies have shown that hospitals can reduce their costs as a result of using Masimo SET products. Factors contributing to lower costs include a reduction in sensor usage as a result of more durable sensors, fewer invasive arterial blood gas procedures needed, less oxygen administration and a reduction in length of stay as the result of weaning patients off of ventilators more quickly. In addition, we expect that the non-invasive monitoring of carboxyhemoglobin and methemoglobin will help reduce the cost of care by reducing the need for invasive blood tests and limiting the costs from complications caused by incorrect diagnoses.

•

Masimo SET Platform Allows for Expansion into Non-Critical Care Settings.    We believe the ability of Masimo SET products to provide reliable monitoring with fewer false alarms has expanded and will continue to expand the use of pulse oximetry into other settings where patient motion and false alarms, have historically prevented its use. Since the introduction of Masimo SET, we believe that pulse oximetry has become a standard of care in the EMS market. In addition, hospitals and other care centers can reduce their costs by moving less critically ill patients from the ICU to the general care areas where these patients can be continuously and accurately monitored in a more cost-effective manner. Many patients in the general care areas are at risk of dying due to inadequate oxygenation. To mitigate this risk, patients in the general care areas need to be continuously monitored. Our RadNet and RadLink systems enable the Masimo SET and Rainbow SET platforms to wirelessly and remotely monitor patients in the general care areas of the hospital that are not under the constant supervision of clinicians.

•

Upgradeable Platform for the Monitoring of Additional Parameters.    Products with our new MX circuit board contain our Masimo SET pulse oximetry technology as well as circuitry to support Rainbow parameters. At the time of purchase, or at any time in the future, our customers and our OEMs’ customers will have the option of purchasing a software parameter, which will allow the customer to expand their patient monitoring systems to monitor additional parameters with a cost-effective solution.

Our Strategy

Since inception, our mission has been to develop non-invasive patient monitoring solutions that improve patient outcomes and reduce the cost of patient care. We intend to continue to grow our business and to improve our market position by pursuing the following strategies:

•

Continue to Expand Our Market Share In Pulse Oximetry.    We grew our product revenue from $38.6 million in 2002 to $155.1 million in 2006, representing a four year CAGR of approximately 41.6%. In the last two years alone, we estimate that we have doubled our market share from approximately 8.0% to 16.5% of the estimated $900 million worldwide pulse oximetry market. This growth can be attributed to the increased access to pulse oximetry customers through our agreements with group purchasing organizations, or GPOs, and our increased relationships with OEM partners, the expansion of our direct sales force, and strong, independent clinical evidence that demonstrates the benefits of our technology. We supplement our direct sales with sales through our distributors. Direct and distributor sales increased to approximately $104.0 million, or 67.0%, of product revenues for 2006, from $13.9 million, or 35.9%, of product revenues in 2002. We expect the percentage of our revenue from direct sales to continue to increase as we expand our worldwide sales force.

•

Expand the Pulse Oximetry Market to Other Patient Care Settings.    We believe the ability to continuously and accurately monitor patients outside of critical care settings, including the general care areas of the hospital, are currently unmet medical needs and have the potential to significantly improve patient care and increase the size of the pulse oximetry market. We believe the ability of Masimo SET and Masimo Rainbow SET to accurately monitor and address the limitations of conventional pulse oximetry has enabled, and will continue to enable, us to expand into non-critical care settings and thus significantly expand the market for our products. To further support our expansion into the general care areas, we market a wireless floor monitoring solution, RadNet, that currently enables continuous monitoring of up to 28 patients’ oxygen saturation and pulse rate with one system, utilizing our Masimo SET or Masimo Rainbow SET platform. In addition to RadNet, we offer RadLink, a standalone system that wirelessly sends alarm information from a specific monitor to one or more clinician-worn pagers. The American Hospital Association estimated that there were approximately 947,000 staffed beds in all U.S.-registered hospitals in 2004. In 2000, approximately 86.6% of all hospital beds in the United States were located in non-critical care settings according to a study published in the Journal of Critical Care Medicine, which suggests a potential to monitor an additional approximately 820,000 beds in the United States alone.

•

Utilize Our Customer Base and OEM Relationships to Market Our Masimo Rainbow SET Pulse CO-Oximetry Products Incorporating Licensed Rainbow Technology.    We sold our first Masimo Rainbow SET Pulse CO-Oximetry products in September 2005. We are currently selling our Rainbow SET products through our direct sales force. In addition, we plan to sell our MX circuit boards in our own pulse oximeters and to our OEM partners, equipped with circuitry to support Rainbow SET Pulse CO-Oximetry parameters which can be activated at time of sale or through a subsequent software upgrade. We believe that the clinical need of these measurements along with our installed customer base will help drive the adoption of our Rainbow SET Pulse CO-Oximetry products.

•

Continue to Innovate and Maintain Our Technology Leadership Position.    We invented and pioneered what we believe is the first pulse oximeter to accurately measure arterial blood oxygen saturation level and pulse rate in the presence of motion artifact and low perfusion. In addition, through our license of Rainbow technology from Masimo Labs, we launched our Rainbow SET Pulse CO-Oximetry platform that enabled what we believe are the first FDA-cleared non-invasive monitoring of carboxyhemoglobin and methemoglobin. We plan to continue to innovate and develop new technologies and products internally and through our collaboration with Masimo Labs, for the non-invasive monitoring of other parameters. In February 2007, The Wall Street Journal reported that our patent portfolio was ranked as fifth strongest in the medical device industry by The Patent Board, an independent research institution.

Our Products

We develop, manufacture and market a patient monitoring solution which incorporates a monitor or circuit board and consumables including both proprietary single-patient use and reusable sensors and cables. In addition, we offer remote-alarm/monitoring solutions and software.

The following chart summarizes our principal product components and sales channels:

Product Components	Description	Sales Channel
Patient Monitoring Solution:
Circuit Boards	• Signal processing apparatus for all Masimo SET and licensed Rainbow technology platforms	Incorporated into our proprietary pulse oximeters and sold to OEM partners who incorporate our circuit boards into their patient monitoring systems
Pulse Oximeters/Monitors	• Bedside and handheld monitoring devices that incorporate Masimo SET with and without licensed Rainbow technology	Sold directly and through distributors and in some cases to our OEM partners to end-users
Consumables	• Extensive line of both single-patient use and reusable sensors • Patient cables, as well as adapter cables that enable the use of our sensors on certain competitive monitors	Sold directly and through distributors and to OEM partners who sell to end-users
Remote-Alarm and Monitoring Solutions	• Network-linked wired or wireless, multiple patient floor monitoring solutions • Standalone wireless alarm notification solutions	Sold directly to end-users
Software	• Rainbow parameters and other proprietary features sold to installed monitors	Sold directly and through OEM partners who sell to end-users

Circuit Boards

Masimo SET MS Circuit Boards.    Our Masimo SET MS circuit boards perform all signal processing and other pulse oximetry functions incorporating the Masimo SET platform. Our MS circuit boards are included in our proprietary monitors for direct sale or sold to our OEM partners for incorporation into their monitors. Once incorporated into a pulse oximeter, the MS circuit boards perform all data acquisition processing and report the pulse oximetry levels to the host monitor. The circuit boards and related software interface directly with our proprietary sensors to calculate arterial blood oxygen saturation level and pulse rate. We released the MS-1 circuit board in 1996 and currently sell MS-3, MS-5, MS-7, MS-11 and MS-13 circuit boards, which vary in size and power consumption.

Masimo Rainbow SET MX Circuit Boards.    Our next-generation circuit board is the foundation for our Masimo Rainbow SET Pulse CO-Oximetry platform, utilizing technology licensed from Masimo Labs. The MX circuit boards measure arterial blood oxygen saturation levels and pulse rate, and have the circuitry to enable the measurement of carboxyhemoglobin, methemoglobin and potentially other parameters. Customers can choose to buy additional parameters beyond arterial blood oxygen saturation levels and pulse rate at the time of sale or at any time in the future through software upgrade. As additional parameters are developed, each new parameter may be available as a software upgrade to the existing system.

Pulse Oximeters

Radical.    We believe that the Radical pulse oximeter is the most advanced and versatile pulse oximetry monitor available. The Radical, using Masimo SET, offers three-in-one capability to be used as:

•	a standalone device for bedside monitoring;

•	a detachable, battery-operated handheld unit for easy portable monitoring; and

•

a monitor interface via SatShare, proprietary technology allowing our products to work with certain competitor products, to upgrade existing conventional multi-parameter patient monitors to Masimo SET.

Radical is a fully-equipped standalone pulse oximeter with a detachable module, which functions as a battery-operated, handheld pulse oximeter. The handheld module can be connected with any other Radical base station, which allows Radical to stay with the patient, enabling continuous and reliable arterial blood oxygen saturation monitoring as patients are transported within the hospital. For example, Radical can continuously monitor a patient from the ambulatory environment, to the emergency room, to the operating room, to the general floor, and on until the patient is discharged. Radical delivers the accuracy and reliability of Masimo SET with multi-functionality, ease of use and a convenient upgrade path for existing monitors.

Our SatShare technology enables a conventional monitor to upgrade to Masimo SET through a simple cable connection from the back of Radical to the sensor input port of the conventional monitor. No software upgrades or new modules are necessary for the upgrade, which can be completed in minutes. SatShare allows hospitals to standardize the technology and sensors used throughout the hospital while allowing them to gain more accurate monitoring capabilities and additional multi-functionality in a cost-effective manner. This has facilitated many hospital-wide conversions of previously installed competitor monitors to Masimo SET. We received FDA clearance for Radical in October 1999 and began commercially shipping Radical in 2000.

Radical-7.    The Radical-7 incorporates the MX circuit board which enables Rainbow SET parameters. We received FDA clearance in October 2006 and began shipping Radical-7 in 2007, which permits the non-invasive monitoring of arterial blood oxygen saturation levels, pulse rate, perfusion index and carboxyhemoglobin and methemoglobin saturation levels, Pleth Variability Index and 3D alarms through a software purchase. Over time, we expect the Radical-7 to replace the Radical as our primary bedside Masimo SET pulse oximeter.

Rad-8.    The Rad-8 is a bedside pulse oximeter with a lower cost design and fewer features as compared to Radical, allowing for the Rad-8 to be offered at a lower price point.

Rad-5.    In addition to Radical, we have developed handheld pulse oximeters using Masimo SET. Our Rad-5 and Rad-5v handheld oximeters were the first dedicated handhelds with Masimo SET.

Rad-57.    In March 2005, we introduced Rad-57, and in September 2005, we launched commercial sales of the first handheld Pulse CO-Oximeter that employs licensed Rainbow technology. We believe Rad-57 is the first FDA-cleared device to non-invasively measure carboxyhemoglobin saturation levels in the blood. Rad-57 also measures arterial blood oxygen saturation levels and pulse rate.

Rad-57 CM.    In December 2005, we sold Rad-57 CM in Europe and we received FDA-clearance to market the product in the United States in March 2006. We believe Rad-57 CM to be the first FDA-cleared device to non-invasively measure both carboxyhemoglobin and methemoglobin saturation levels in the blood. Rad-57 CM also measures arterial blood oxygen saturation levels and pulse rate.

Consumable Products

Sensors and Cables.    We have developed one of the broadest lines of single-patient use and reusable sensors and cables. Masimo SET sensors are uniquely designed to reduce interference from physiological and non-physiological noise. Our proprietary technology platforms operate only with our proprietary sensor lines. However, through the use of adapter cables, we can connect our sensors to certain competitive pulse oximetry monitors. We sell our sensors and cables to end-users through our direct sales force and our distributors and OEM partners.

Our single-patient use sensors offer several advantages over reusable sensors, including improved performance, cleanliness, increased comfort and greater reliability. In addition, our LNOP single-patient use sensors offer several advantages over competitive disposable sensors, including a more durable tape material that is less likely to tear and an adhesive that can be easily rejuvenated with an alcohol swab. As a result, the sensor can be moved and reapplied multiple times during a patient’s stay. Our LNOP single-patient neonatal adhesive sensors have been shown in independent, published studies to last approximately twice as long as the market-leading disposable sensor. Our reusable sensors, which include ear and forehead sensors, are primarily used for short-term hospital stays and spot checks. We currently sell over 40 different sensors for adults, children, infants and pre-term infants.

SofTouch Sensors.    We have developed SofTouch sensors, designed with less adhesive or no adhesive at all for compromised skin conditions. These include single-patient sensors for babies and multi-site reusable sensors for pediatrics and adults.

Trauma and Newborn Sensors.    We believe we were the first to develop two specialty sensor lines, specifically designed for trauma and resuscitation situations, as well as for newborns. These sensors contain an identifier which automatically sets the oximeter to monitor with maximum sensitivity and the shortest-averaging mode and allows for quick application, even in wet and slippery environments.

Blue Sensors.    In 2005, we introduced what we believe to be the first FDA-cleared sensor to accurately monitor arterial blood oxygen saturation levels in cyanotic infants and children with abnormally low oxygen saturation levels.

Masimo Rainbow SET Sensors.    We believe we were the first to develop proprietary, multi-wavelength sensors for use with our Rainbow SET Pulse CO-Oximetry products. As opposed to traditional sensors that only have the capability to monitor arterial blood oxygen saturation levels and pulse rate, our Rainbow sensors can also monitor carboxyhemoglobin and methemoglobin. Our licensed Rainbow SET sensors are the only sensors that are compatible with our licensed Rainbow SET products.

Remote-Alarm and Monitoring Solutions

RadNet.    RadNet enables Masimo SET and Rainbow SET monitors with a wired or wireless monitoring system to provide continuous, centralized monitoring of remotely located patients, with the ability to monitor up to 28 patients per system.

RadLink.    RadLink is a standalone wireless alarm notification system that sends alarm information to one or more clinician-worn pagers.

PPO+.    PPO+, or Personal Pulse Oximeter, is a patient-wearable pulse oximeter and electrocardiogram, or ECG, monitor that can wirelessly transmit patients’ arterial blood oxygen saturation level, pulse rate and ECG to the RadNet. PPO+ is ideally suited for monitoring ambulatory patients in the general care areas, emergency department, emergency department waiting room and any other area where the patient is ambulatory.

Both RadNet and PPO+ are OEM products from Welch Allyn.

Software.    All of our monitors, including Radical-7 and certain future OEM products, which incorporate the MX board will allow purchases of software for Rainbow parameters as well as other future parameters or features that can be field installed.

The following table sets forth the revenues generated from our product classes (in millions):

	2004	2005	2006
Patient monitoring solutions	$69.1	$107.6	$155.0
Royalty and license fee	0.3	0.3	69.2
Remote alarm and monitoring solutions	0.0	0.0	0.1
Software	0.0	0.0	0.0

Total revenues	$69.4	$107.9	$224.3

Sales and Marketing

As of June 30, 2007, we had 268 employees in sales and marketing in the United States and abroad, including 101 sales representatives and 42 clinical specialists. We currently sell all of our products both directly to hospitals and the EMS market via our sales force, and certain distributors, and sell certain of our products to our OEM partners for incorporation into their products.

Our direct and distributor revenues accounted for approximately 67.0% of our total product revenue in 2006. The primary focus of our sales representatives is to facilitate the conversion of competitor accounts to our Masimo SET pulse oximetry products. In addition to sales representatives, we employ clinical specialists to work with our sales representatives to educate end-users on the benefits of Masimo SET and assist with the introduction and implementation of our technology and products to their sites. Our sales and marketing strategy for pulse oximetry has been and will continue to be focused on building end-user awareness of the clinical and cost-saving benefits of our Masimo SET platform. More recently, we have expanded this communication and educational role to include our Masimo Rainbow SET Pulse CO-Oximetry products, with specifically carboxyhemoglobin and methemoglobin.

Additionally, we sell certain of our products through our OEM partners who both incorporate our boards into their monitors and resell our consumables to their customers installed base of Masimo SET products. Our OEM agreements allow us to expand the availability of Masimo SET through the sales and distribution channels of each OEM partner. To facilitate clinician awareness of Masimo SET installations, all of our OEM partners have agreed to place the Masimo SET logo prominently on their instruments. As of March 31, 2007, we had agreements with 44 OEM partners whom we believe account for over 90% of worldwide shipments of pulse oximeters incorporated into multi-parameter monitors. As of March 31, 2007, our OEM partners had collectively launched a total of 101 patient monitoring products worldwide incorporating Masimo SET.

In order to facilitate our direct sales to hospitals, we have signed contracts with companies that we believe to be five of the six largest GPOs, based on their total volume of negotiated purchases, and are in negotiations with several others. In return for the GPOs to put our products on contract, we have agreed to pay the GPOs a percentage of our revenues from their member hospitals.

Our marketing efforts are designed to build end-user awareness through advertising, direct mail and trade shows. In addition, we distribute published clinical studies, sponsor accredited educational seminars for doctors, nurses, biomedical engineers, and respiratory therapists and conduct clinical evaluations. We expect to increase the size of our sales and marketing force worldwide during 2007, as we continue to establish additional sales channels on a global basis.

Competition

The medical device industry is highly competitive and many of our competitors have substantially greater financial, technical, marketing and other resources than we do. While we regard any company that sells pulse oximeters as a potential customer, we also recognize that the companies selling pulse oximeters on an OEM basis and/or pulse oximetry sensors are also potential competitors. Our primary competitor, Nellcor, currently holds a substantial share of the pulse oximetry market. Nellcor sells its own pulse oximeters to end-users, sells pulse oximetry modules to other monitoring companies on an OEM basis and licenses, to certain OEMs, the right to make their pulse oximetry platforms compatible with Nellcor sensors. Although Nellcor is still a competitor of ours, we recently settled a patent infringement case against them following an appellate ruling which found that Nellcor had infringed three of our patents. See “—Nellcor Patent Litigation Settlement.” We face substantial competition from larger medical device companies, including companies that develop products that compete with our proprietary Masimo SET. We believe there are seven companies that have announced products which claim to offer read-through motion accuracy. Based on those announcements and our investigations, we believe that many of these products include technology that infringes our intellectual property rights. We have settled claims against four of the eight identified companies and intend to vigorously enforce and protect our proprietary rights with respect to the other companies whom we believe are infringing our technology. Three of the four remaining companies, GE Medical Systems, Philips Medical Systems and Mindray Medical International Ltd., are OEM licensees of ours.

We believe that the principal competitive factors in the market for pulse oximetry products include:

•	accurate monitoring during both patient motion and low perfusion;

•	ability to introduce other clinically beneficial parameters related to oxygenation and respiration, such as carboxyhemoglobin and methemoglobin;

•	competitive pricing;

•	sales and marketing capability;

•	access to hospitals which are members of GPOs;

•	access to OEM partners; and

•	patent protection.

Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from us to our stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs.

We have a cross-licensing agreement with Masimo Labs for certain technologies. The following table outlines our rights under the Cross-Licensing Agreement relating to specific end user markets and the related technology applications of specific parameters.

End User Markets
Parameters	Professional Caregiver and EMS	Patient and Pharmacist
Vital Signs(1)	Masimo (owns)	Masimo Labs (non-exclusive license)
Non-Vital Signs(2)	Masimo (exclusive license)	Masimo Labs (owns)

footnotes continued on following page

(1)

Vital signs parameters includes SpO2, peripheral venous oxygen saturation, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, ECG, blood pressure (non-invasive blood pressure, invasive blood pressure and continuous non- invasive blood pressure), temperature, respiration rate, CO2, pulse rate, cardiac output, EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or EMG, and associated features derived from these parameters, such as 3-D alarms, Pleth Variability Index and other features.

(2)

Non-vital signs parameters includes the body fluid constituents other than vital signs parameters and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

Our License to Masimo Labs.    We granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET owned by us for the measurement of non-vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non-vital signs parameters in the Labs Market. We also granted Masimo Labs a non-exclusive, perpetual and worldwide license, with sublicense rights, to use Masimo SET for the measurement of vital signs in the Labs Market. In exchange, Masimo Labs pays us a 10% royalty on the amount of vital signs sensors and accessories sold by Masimo Labs.

The Labs Market is defined as any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver regardless of the particular location of the sale, including sales to doctors, hospitals, EMS professionals or otherwise, provided the product is intended to be recommended, or resold, for use by the patient or pharmacist.

Masimo Labs’ License to Us.    We exclusively licensed from Masimo Labs the right to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, we have developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. We also have the option to obtain the exclusive license to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of other non-vital signs parameters, including blood glucose. These licenses are exclusive until the later of 20 years from the grant of the applicable license or the expiration of the last patent included in the Rainbow technology related to the applicable parameter.

The Masimo Market is defined as those product markets where the product is intended to be used by a professional medical caregiver, including hospital caregivers, surgicenter caregivers, paramedic vehicle caregivers, doctor’s offices caregivers, EMS facility caregivers and vehicles where emergency medical services are provided.

Our license to Rainbow technology for these parameters in these markets is exclusive on the condition that we continue to pay Masimo Labs royalties on our products incorporating Rainbow technology, subject to certain minimum unit and aggregate royalty thresholds, and that we use commercially reasonable efforts to develop or market products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which includes handhelds, tabletop and multi-parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of our products used to measure non-vital signs parameters, sensors and accessories, rather than for measuring vital signs parameters, will be included in the 10% Rainbow royalty base. For multi-parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow-enabled parameters. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

We are also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments are $3.15 million, $3.5 million, $4.0 million and $5.0 million in the years ended 2007, 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter.

To date, we have paid Masimo Labs a fee of $7.5 million for an exclusive option to measure non-vital signs parameters and we have exercised the option for licenses to measure carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, for an additional aggregate amount of $7.5 million. We have 180 days after proof of feasibility to exercise the above-referenced option to obtain a license to the remaining non-vital signs parameters, including carbon monoxide, methemoglobin, total hemoglobin and bilirubin, for an additional $500,000 each, and blood glucose, which is $2.5 million.

Change in Control.    The Cross-Licensing Agreement provides that, upon a change in control:

•	if the surviving or acquiring entity ceases to use “Masimo” as a company name and trademark, all rights to the “Masimo” trademark will be assigned to Masimo Labs;

•

the option to license technology developed by Masimo Labs for use in blood glucose monitoring will be deemed automatically exercised and a $2.5 million license fee for this technology will become immediately payable to Masimo Labs;

•	per product minimum royalties, to the extent less than the annual minimums, will be payable to Masimo Labs; and

•

the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $5.0 million, $7.0 million, $10.0 million and $15.0 million in the years ended 2007, 2008, 2009 and 2010 and after until the exclusive period of the agreement ends, respectively, plus up to $2.0 million per other Rainbow parameters.

A change in control includes any of the following with respect to us or Masimo Labs:

•	the sale of all or substantially all of either party’s assets to a non-affiliated third party;

•	the acquisition by a non-affiliated third party of 50% or more of the voting power of either party;

•	Joe E. Kiani, our Chief Executive Officer and the Chief Executive Officer of Masimo Labs, resigns or is terminated from his position with either party; and

•	the merger or consolidation of either party with a non-affiliated third party.

Ownership of Improvements.    Any improvements to Masimo SET or Rainbow technology made by Masimo Labs, by us, or jointly by Masimo Labs with us or with any third party that relates to non-vital signs monitoring, and any new technology acquired by Labs, is and will be owned by Masimo Labs. Any improvements to the Masimo SET platform or Rainbow technology made by Masimo Labs, by us, or jointly by Masimo Labs with us or with any third party that relates to vital signs monitoring, and any new technology acquired by us, is and will be owned by us. However, in either case, any improvements to the technology, excluding acquired technology, will be assigned to the other party and be subject to the terms of the licenses granted under the Cross-Licensing Agreement. Any new non-vital signs monitoring technology utilizing Masimo SET that we develop will be owned by Masimo Labs and will be subject to the same license and option fees as if it had been developed by Masimo Labs. Also, we will not be reimbursed by Masimo Labs for our expenses relating to the development of any such technology.

Masimo Labs Services Agreement.    We have also entered into a services agreement, or the Services Agreement, with Masimo Labs. Under this Services Agreement, we provide Masimo Labs with engineering services and accordingly, charge Masimo Labs for these direct salary and payroll related expenses. In addition, at the end of each quarter, we charge Masimo Labs for its share of accounting, human resources, legal, facility and equipment costs, which we collectively refer to as indirect expenses. From its inception in 1998 through December 31, 2006, Masimo Labs has incurred approximately $11.2 million in both direct and indirect expenses. We expect Masimo Labs to continue to engage us for these services. However, pursuant to the Services Agreement, Masimo Labs may terminate the agreement by providing 30 days notice, while we may terminate with 180 days notice.

Research and Product Development

We believe that ongoing research and development efforts are essential to our success. As of June 30, 2007, we employed 134 engineers and engineering support staff. We expect to significantly increase the size of our research and development staff during 2006. Our research and development efforts focus primarily on continuing to enhance our technical expertise in pulse oximetry, enabling the non-invasive monitoring of other parameters and developing remote-alarm and monitoring solutions.

Although we and Masimo Labs each have separate research and development projects, we collaborate with Masimo Labs on multiple research and development activities related to Rainbow technology and other technologies. Under the Cross-Licensing Agreement, the parties have agreed to allocate proprietary ownership of technology developed by either party based on the functionality of the technology. We will have proprietary rights to all technology related to the non-invasive measurement of vital signs parameters, and Masimo Labs will have proprietary ownership of all technology related to the non-invasive measurement of non-vital signs parameters. In addition, under our Services Agreement with Masimo Labs, we provide Masimo Labs with professional and management support services, including accounting, human resources, legal and accounting services. Through December 2006, Masimo Labs had approximately 13 full-time equivalent engineers supporting its development efforts. In January 2007, Masimo Labs realigned its development efforts and, as of June 30, 2007, it had eight full-time engineers supporting its development efforts.

Our total research and development expenditures for 2006 were $24.9 million, which included $9.4 million of stock-based compensation, and $3.4 million related to expenses incurred by Masimo Labs pursuant to the Cross-Licensing Agreement.

In the three months ended March 31, 2007, research and development expense was $5.5 million, which included $259,000 of expense related to Masimo Labs. In 2005, total research and development expenditures were $11.3 million, which included $2.8 million of in-process research and development and $2.6 million related to expenses incurred by Masimo Labs pursuant to the Cross-Licensing Agreement. In 2004, we incurred $6.0 million in research and development expenditures, of which $2.0 million was related to expenses incurred by Masimo Labs pursuant to the Cross-Licensing Agreement. We expect our research and development expenses to increase in 2007 and beyond as we expand our research and development force, enhance our existing products and technologies and develop new ones.

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain protection of the proprietary aspects of our technology. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect our intellectual property.

We have developed a patent portfolio internally, as well as through acquisitions and licensing, that covers many aspects of our product offerings. As of June 30, 2007, we had 253 issued patents and 189 pending applications in the United States, Europe, Japan, Australia, Canada and other countries throughout the world. In addition, as of June 30, 2007, technology we licensed from our development partner, Masimo Labs, was supported by 26 issued patents and 49 pending applications in the United States and internationally. Some of our earliest patents begin to expire in 2011. Some of Masimo Labs’ earliest patents begin to expire in 2015. Additionally, as of June 30, 2007, we owned 35 U.S. registered trademarks and 102 foreign registered trademarks, as well as trade names that we use in conjunction with the sale of our products.

Under the Cross-Licensing Agreement, we and Masimo Labs have agreed to allocate proprietary ownership of technology developed based on the functionality of the technology. We will have proprietary ownership, including ownership of all patents, copyrights and trade secrets, of all technology related to the non-invasive measurement of vital signs parameters, and Masimo Labs will have proprietary ownership of all technology related to the non-invasive measurement of non-vital signs parameters. We also rely upon trade secrets, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with consultants, vendors and employees, although we cannot be certain that the agreements will not be breached, or that we will have adequate remedies for any breach.

There are risks related to our intellectual property rights. For further detail on these risks, see “Risk Factors.”

Nellcor Patent Litigation Settlement

In October 1999, we filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc., now part of Covidien Ltd. (formerly Tyco Healthcare), and Nellcor, a subsidiary of Mallinckrodt, Inc., one of the largest manufacturers and distributors of pulse oximetry products in the world, for infringement of our pulse oximetry signal processing patents. Nellcor denied our claims and made counterclaims alleging infringement of their patents by us. This lawsuit resulted in a jury verdict that Nellcor had infringed several of our patents, including one of our read-through motion pulse oximeter patents, and Masimo had not infringed the remaining Nellcor patent in the lawsuit. After the jury verdict, the District Court upheld the jury verdict on two of our patents, found one of our patents not infringed and another unenforceable. The Federal Court of Appeals, reinstated the jury verdict of infringement for the patent that the District Court had found not infringed and in total affirmed that three of our patents were infringed by Nellcor and ordered the District Court to enjoin the sale of Nellcor’s infringing products. The patents under which we ultimately prevailed generally relate to calculating oxygen saturation in the presence of motion induced noise, calculating oxygen saturation with adaptive Kalman filters, using alternative calculations for the same physiological parameter, and a particular method for reducing noise in the signal.

Prior to the court issuing a permanent injunction, Nellcor entered into a settlement agreement with us on January 17, 2006, under which we agreed to settle all pending patent litigation with Nellcor and granted Nellcor a covenant not to sue on certain new products. In return, Nellcor agreed to stop selling the products that were found to infringe and paid us $263.0 million for damages incurred through January 2006. In addition, under the settlement agreement, Nellcor agreed to pay us:

•	a royalty of 7% of its pulse oximetry revenue for products shipped, serviced and licensed to its partners in the U.S. during 2006;

•

an additional ongoing royalty of 13% of its pulse oximetry revenue for products shipped, serviced and licensed to its partners in the U.S. at any time on or after February 1, 2006, which may be reduced to 10% in the event Nellcor implements specific changes to its products for devices that were found to infringe; and

•	an additional ongoing royalty of 2% of its pulse oximetry revenue for products shipped, serviced and licensed to its partners in the U.S. in 2007.

In January 2006, Nellcor made an advance royalty payment to us of $67.5 million related to sales of Nellcor’s products during the remainder of 2006. Through December 31, 2006, we received $330.5 million in cash from Nellcor. All royalties accruing under the settlement agreement on or after January 1, 2007 must be paid to us within 60 days of the end of each calendar quarter.

The term of the settlement agreement will continue until the later of March 14, 2011, the latest expiration date of our patents covered by the settlement agreement or the last availability of Nellcor’s products covered by our covenant not to sue Nellcor. Nellcor’s obligation to pay us royalties on its total U.S. pulse oximetry revenue will continue at least until March 14, 2011.

We believe the result of this judgment was to strengthen the patents on which we prevailed, which included some patents supporting our Masimo SET platform. We intend to continue to protect our rights and pursue additional infringement claims against other companies whose products we believe infringe our patents.

We recorded the $263.0 million lump sum payment as patent litigation proceeds in January 2006. We recognize royalty revenue based on the estimated average royalty rate per the settlement agreement multiplied by our estimate of Nellcor’s sales for each quarter. This estimate is adjusted when we receive the Nellcor royalty report, 60 days after the end of each quarter. We recognized approximately $68.8 million of royalty revenue in 2006. Per our settlement agreement, the 2006 royalty rate will decline significantly and, as a result, we expect our future Nellcor royalties to be significantly below the levels recognized in 2006.

Dividends and Special Bonus Payments

In March 2006, we paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of our common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. In February 2007, we paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of our common and preferred stock assuming conversion into common stock. In addition, in March 2006 and March 2007, we made special bonus payments in the aggregate amount of approximately $11.7 million to our employees and directors who held vested stock options as of March 1, 2006. The majority of the funds used to pay these cash dividends and special bonus payments were made from the after-tax proceeds that we received from our patent infringement lawsuit against Nellcor. We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders or our option holders. For further details on the litigation settlement, see “Business—Nellcor Patent Litigation Settlement.”

Government Regulation

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance, by filing a 510(k) pre-market notification, or PMA approval, by filing a PMA application, from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a pre-market notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is “substantially equivalent” in intended use and in safety and effectiveness to a legally marketed “predicate device” that is either in class I, class II, or is a class III device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application. All of our current devices are Class II devices.

Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure. Pursuant to the Medical Device User Fee and Modernization Act of 2002 (MDUFMA), as of October 2002 unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. Certain Class II devices are exempt from this premarket review process.

Class III devices are those devices which have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness and must be approved through the premarket approval process described below. Premarket approval applications (and supplemental premarket approval applications) are subject to significantly higher user fees under MDUFMA than are 510(k) premarket notifications.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. We have modified some of our 510(k) cleared devices, including our Masimo SET Software and Radical, but have determined that, in our view, based on FDA guidance as to when to submit a 510(k) notification for changes to a cleared device, new 510(k) clearances or PMA approvals are not required. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance or PMA approval.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. These devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites.

We believe that our OEM partners may be required to obtain 510(k) premarket clearance from the FDA for products that incorporate Masimo SET circuit boards and sensors. In order to facilitate our OEM partners in obtaining 510(k) clearance for their products that incorporate Masimo SET boards and sensors, we have submitted 37 510(k) notices covering our Masimo SET circuit boards and sensors.

In the future, we may be required to submit additional 510(k) clearance to address new claims, uses or products. We cannot assure you that FDA will not deem one or more of our future products (or those of our OEM partners) to be a class III device subject to the more burdensome PMA approval process.

Pervasive and Continuing FDA Regulation

A host of regulatory requirements apply to our marketed devices, including the Quality System Regulation (which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures), the Medical Device Reporting regulation (which requires that manufacturers report to the FDA specified types of adverse events involving their products), labeling regulations, and the FDA’s general prohibition against promoting products for unapproved or “off-label” uses. Since our inception, we have had three voluntary recalls of our products, none of which were material. Class II devices also can have special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines that do not apply to class I devices. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

Our OEM partners and we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that our OEM partners or we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall, detention or seizure of our products;

•	the issuance of public notices or warnings;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure (or the failure of our OEM partners) to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

Other U.S. Regulation

We and our OEM partners also must comply with numerous federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business, financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition.

Environmental

Our manufacturing processes involve the use, generation and disposal of hazardous materials and wastes, including silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As such, we are subject to stringent federal, state and local laws relating to the protection of the environment, including those governing the use, handling and disposal of hazardous materials and wastes. Future environmental laws may require us to alter our manufacturing processes, thereby increasing our manufacturing costs. We believe that our products and manufacturing processes at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Health Care Fraud and Abuse

In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-related business. For example, the Federal Health Care Programs’ Anti-Kickback Law (42 U.S.C. § 1320a-7b(b)) prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, health care products and services reimbursed by a federal health care program (including Medicare and Medicaid). Recognizing that the federal anti-kickback law is broad and potentially applicable to many commonplace arrangements, the Office of Inspector General within the Department of Health and Human Services, or OIG, has issued regulations, known as the safe harbors, which identify permissible practices. If all of the requirements of an applicable safe harbor are met, an arrangement will not be prosecuted under this law. Safe harbors exist for a number of arrangements relevant to our business, including, among other things, payments to bona fide employees, certain discount and rebate arrangements, and certain payment arrangements involving GPOs. The failure of an arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal. However, conduct that does not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG or the Department of Justice. Violations of this federal law can result in significant penalties, including imprisonment, monetary fines and assessments, and exclusion from Medicare, Medicaid and other federal health care programs. Exclusion of a manufacturer, like us, would preclude any federal health care program from paying for its products. In addition to the federal anti-kickback law, many states have their own kickback laws. Often, these state laws closely follow the language of the federal law. Some state anti-kickback laws apply regardless of whether federal health care program payment is involved. Federal and state anti-kickback laws may affect our sales, marketing and promotional activities, educational programs, pricing and discount practices and policies, and relationship with health care providers by limiting the kinds of arrangements we may have with hospitals, EMS providers, GPOs, physicians and others in a position to purchase or recommend our products.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. For example, the federal Civil False Claims Act (31 U.S.C. § 3729 et seq.) imposes liability on any person or entity who, among other things, knowingly and willfully presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program (including Medicaid and Medicare). Manufacturers, like us, can be held liable under false claims laws, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements with customers that file claims. A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed under Medicaid and/or commercial insurance. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, and imprisonment.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements related to healthcare matters. The health care fraud statute prohibits, among other things, knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines and imprisonment.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. In addition, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect many of the arrangements we have with customers and physicians. Our risk of being found in violation of these laws is increased by the fact that some of these laws are broad and open to interpretation. If our past or present operations are found to be in violation of any of these laws, we could be subject to civil and criminal penalties, which could hurt our business, results of operations and financial condition.

Privacy and Security of Health Information

Numerous federal, state and international laws and regulations govern the collection, use, and disclosure of patient-identifiable health information, including HIPAA. HIPAA applies to covered entities, which include most healthcare facilities that purchase and use our products. The HIPAA Privacy Rule restricts the use and disclosure of patient information, and requires covered entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We are not a covered entity and our business is not directly subject to HIPAA. In certain circumstances the HIPAA rules require covered entities to contractually bind us, as a business associate, to protect the privacy and security of health information we may encounter during activities like training customers on the use of our products or investigating product performance. The HIPAA standards also apply to the use and disclosure of health information for research, and require the covered entity performing the research to obtain the written authorization of the research subject (or an appropriate waiver) before providing that subject’s health information to sponsors like us for purposes related to the research. These covered entities also typically impose contractual limitations on our use and disclosure of the health information they disclose to us. We may be required to make costly system modifications to comply with the privacy and security requirements that will be imposed on us contractually by covered entities, and our failure to comply may result in liability and adversely affect our business.

Numerous other federal and state laws protect the confidentiality of patient information, including state medical privacy laws and federal and state consumer protection laws. These various laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information we could be subject to criminal or civil sanctions.

Foreign Regulation

Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Companies are now required to obtain the CE Mark prior to sale of some medical devices within the European Union. During this process, the sponsor must demonstrate compliance with the International Organization for Standardization’s manufacturing and quality requirements. We do have CE Marking on all our products that require such markings. We cannot assure you that we or our OEM partners will be able to obtain necessary foreign government approvals or successfully comply with foreign regulations. Our failure to do so could hurt our business, results of operations and financial condition.

Third-Party Reimbursement

Health care providers, including hospitals, that purchase our products generally rely on third-party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers and managed care plans, to cover and reimburse all or part of the cost of the products and the procedures in which they are used. As a result, demand for our products is dependent in part on the coverage and reimbursement policies of these payers. No uniform coverage or reimbursement policy for medical technology exists among all third-party payers, as coverage and reimbursement can differ significantly from payer to payer.

CMS, the federal agency responsible for administering the Medicare program, along with its contractors, establishes coverage and reimbursement policies for the Medicare program. Because a large percentage of the hospitals using our products treat elderly or disabled individuals who are Medicare beneficiaries, Medicare’s coverage and reimbursement policies are particularly significant to our business. In addition, private payers often follow the coverage and reimbursement policies of Medicare. We cannot assure you that government or private third-party payers will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

In general, Medicare will cover a medical product or procedure when the product or procedure is reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. Even if the medical product or procedure is considered medically necessary and coverage is available, Medicare may place restrictions on the circumstances where it provides coverage. For example, several Medicare local contractors have issued policies that restrict coverage for pulse oximetry in the hospital inpatient and outpatient settings to a limited number of conditions including limiting coverage to patients who (i) exhibit signs of acute respiratory dysfunction, (ii) have chronic lung disease, severe cardiopulmonary disease or neuromuscular disease involving the muscles of respiration, (iii) are under treatment with a medication with known pulmonary toxicity, or (iv) have sustained multiple trauma or complaints of acute chest pain.

Reimbursement for our products may vary not only by the type of payer involved but also based upon the setting in which the product is furnished and utilized. For example, Medicare payment may be made, in appropriate cases, for patient stays in the hospital inpatient and outpatient settings involving the use of our products. Medicare generally reimburses hospitals based upon prospectively determined amounts. For hospital inpatient stays, the prospective payment generally is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay, using a classification system known as diagnosis-related groups, or DRGs. Prospective rates are adjusted for, among other things, regional differences, co-morbidity, and complications. Hospitals generally do not receive separate Medicare reimbursement for the specific costs of purchasing our products for use in the inpatient setting. Rather, Medicare reimbursement for these costs is deemed to be included within the prospective payments made to hospitals for the inpatient services in which the products are utilized.

In contrast, some differences may be seen in the reimbursement for use of our products in hospital outpatient departments. In this setting, Medicare payments also are generally made under a prospective payment system based on the ambulatory payment classifications, or APCs, under which individual items and procedures are categorized. Procedures that are comparable, both clinically and in terms of the resources required, to the same clinical APCs. Hospitals receive the applicable APC payment rate for the procedure regardless of the actual cost for such treatment. Some outpatient services such as oximetry services do not receive separate reimbursement. Rather, their reimbursement is deemed packaged into the APC for an associated procedure. Effective January 1, 2007, however, reimbursement for certain pulse oximetry monitoring services, including those using our products, will no longer be packaged, but rather may receive a separate payment under APC 0443 (“Overnight Pulse Oximetry”) when no other separately payable services are provided. This could result in an increase in Medicare payments to our customers for the use of our products in the hospital outpatient setting.

Because PPS payments in both the hospital inpatient and outpatient settings are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, hospitals have incentives to lower their operating costs by utilizing products that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. We cannot be certain that a hospital will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use. If hospitals cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, financial condition and results of operations could suffer.

Our success in non-U.S. markets depends largely upon the availability of coverage and reimbursement from the third-party payers through which health care providers are paid in those markets. Health care payment systems in non-U.S. markets vary significantly by country, and include single-payer, government managed systems as well as systems in which private payers and government-managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under health care payment systems in such markets. There can be no assurance that reimbursement for our products, or the procedures in which our products are used, will be obtained or that such reimbursement will be adequate.

Manufacturing

Our strategy is to manufacture products in-house when it is efficient and cost-effective for us to do so. We currently manufacture internally our bedside and handheld pulse oximeters, our full line of disposable and reusable sensors and most of our patient cables. As of June 30, 2007, we had 861 employees and contract employees in manufacturing and quality worldwide. We maintain a 25,000 square foot International Organization for Standardization 13485:2003 certified manufacturing area in our facility in Irvine, California, and a 53,200 square foot facility in Mexicali, Mexico.

We will continue to utilize third-party contract manufacturers for products and subassemblies that can be more efficiently manufactured by these parties, such as our circuit boards. We monitor our third-party manufacturers and perform inspections and product tests at various steps in the manufacturing cycle to ensure compliance with our specifications. We also do full functional testing of our circuit boards.

We and our contract manufacturers rely on sole source suppliers for some components, including digital signal processor chips and analog to digital converter chips. We and our contract manufacturers have taken steps to minimize the impact of a shortage or stoppage of shipments of digital signal processor chips or analog to digital converter chips, including maintaining excess inventory and designing software that may be easily ported to another digital signal processor chip. In the event of a delay or disruption in the supply of sole source components, we believe that we and our contract manufacturers will be able to locate additional sources of these sole source components on commercially reasonable terms and without experiencing material disruption in our business or operations.

We have four major suppliers, and our agreements with each provide for varying terms with respect to term, termination and pricing. The initial terms of each of these agreements have expired, however, in each case the parties have either continued to perform under the agreement or the agreement provides for automatic renewal. While one such agreement does not provide for express termination rights, the remaining three agreements allow for termination upon specified notice, ranging from 120 days to six months, to the non-terminating party. Each of these agreements allow for pricing adjustments: all four involve annual pricing negotiation, and one also one assures us of the most favorable pricing offered to any other customer.

Employees

As of June 30, 2007, we had approximately 1,324 full-time employees and contract employees worldwide, 134 of which were engaged in research and development, 861 of which were engaged in manufacturing and quality assurance, 268 of which were engaged in sales and marketing and 61 of which were engaged in general and administrative functions. We believe that our relations with our employees are good.

Segment Information and Enterprise Reporting

Our chief decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we consider Masimo to be in a single reporting segment, specifically non-invasive patient monitoring and related products. We do not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, our assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.

The following schedule presents an analysis of our product sales based upon the geographic area to which the product was shipped (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Geographic Area by Destination
United States	$53,354	$86,948	$120,047	$27,300	$34,584
All foreign countries	15,715	20,665	35,084	7,379	11,180

Total product sales	$69,069	$107,613	$155,131	$34,679	$45,764

Facilities

We lease approximately 122,000 square feet of space in Irvine, California, for our corporate headquarters and product manufacturing, research and development, warehousing and distribution operations. The lease covering 72,000 square feet of this space expires in October 2009. We have the right to renew this lease for an additional five-year period at the end of the lease term. In February 2006, we entered into a lease for an additional 50,200 square feet of space adjacent to our current facility for office space and research and development. This lease expires in March 2010. We have an option to renew this lease for an additional five-year period at the end of the lease term. We also lease approximately 53,200 square feet of space in Mexicali, Mexico, for the manufacture of our sensors and accessories under a shelter labor agreement with Industrial Vallera de Mexicali, S.A. de C.V., or IVEMSA. IVEMSA is a Mexican maquiladora, which is a shelter services provider incorporated in Mexico that is licensed to operate factories and plants in Mexico. The shelter program allows foreign companies to manufacture in Mexico without being required to organize and operate their own subsidiary, for example, as a Mexican corporation. As a result, the risks of labor liability, ownership of facilities and legal presence of foreign corporations in Mexico are avoided. We entered into the agreement with IVEMSA to establish and run a facility to manufacture our sensors and accessory products. IVEMSA leases the space directly from the owner of the property under three lease agreements covering three adjoining modules. The first lease agreement, which covers approximately 17,000 square feet of space, expires in June 2008. The second lease of approximately 15,500 square feet of space expires in June 2008. The third lease of approximately 20,700 square feet of space expires in December 2011.

In addition, Masimo Europe, Ltd. leases approximately 3,400 square feet as its headquarters in Limonest, France to support its sales, marketing, customer service and administrative functions. Masimo Japan, K.K. leases approximately 2,000 square feet of space as its headquarters in Tokyo, Japan, which it uses for sales, marketing, customer service and administrative functions, as well as maintaining product inventory. In addition, Masimo Canada ULC leases approximately 23,700 square feet of space as its headquarters in Montreal, Canada, which it uses primarily for research and development activities. We also maintain small sales offices in Germany, the United Kingdom, Italy, Spain, Osaka and Fukuoka, Japan and Australia.

We anticipate that we will need additional space in the foreseeable future. In addition, we are negotiating to move our Mexicali manufacturing operations into a 80,000-100,000 square foot facility to be built in the same industrial park as our current Mexicali, Mexico facility.

Legal Proceedings

In May 2002, we filed a lawsuit against Tyco Healthcare, parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to our business as a result of the anti-competitive business practices of Tyco Healthcare. Specifically, we alleged that we had incurred damages as a result of a series of illegal exclusionary and anti-competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market in violation of federal antitrust laws.

In March 2005, a jury found that Tyco Healthcare’s use of sole-source contracts, product bundling, market share-based compliance pricing contracts and co-marketing agreements with patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded us $140 million in damages. Under the antitrust laws, if the jury verdict is sustained in whole or in part, all damages are trebled. Tyco Healthcare filed post-trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury’s damages award and granted Tyco Healthcare a new trial on damages. As a result, we may not receive any damages in this lawsuit. The District Court held an evidentiary hearing in October 2006 to re-try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment awarding us damages which were trebled to $43.5 million and denying our request for a permanent injunction with respect to Tyco Healthcare’s business practices found to be anti-competitive. We and Tyco Healthcare have each filed a notice of appeal from the judgement. Even if we are ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case we would receive 50% of the net (of costs) proceeds from the award. Even though most of the legal expenses to date have been on a contingency basis, we expect to incur expenses related to the appellate work, which will be treated as general and administrative expenses, as incurred.

We believe the jury verdict we received in the Tyco Healthcare antitrust litigation has been important in our efforts to increase our market share among certain large hospital systems and GPOs that were formerly closed as a result of Tyco Healthcare’s anti-competitive conduct. The lawsuit has been and will continue to be a diversion of management’s attention from the implementation of our business strategy. See “Risk Factors” for a description of the risks related to our litigation against Tyco Healthcare.

On July 24, 2007, Shaklee Corporation filed suit against us in the United States District Court, Central District of California, alleging that our pulse oximeters incorporate patented calibration methods that are licensed to Shaklee. Shaklee is seeking an injunction and damages against us. Our management believes that our devices do not infringe either of the cited patents and intends to vigorously defend against these claims. We believe that the claims asserted by Shaklee will not materially affect our business, financial conditions or future operating results. In the event a preliminary or permanent injunction were granted, however, we would be unable to sell products found to infringe the cited patents, which would cause a reduction in our revenues, a decline in income and a loss of customer goodwill for an unknown period of time. Additionally, we could be ordered to pay royalties on past sales of our products found to infringe the cited patents and, to the extent we continued to sell such products, we could be required to continue paying royalties to Shaklee. Although we believe that these claims are without merit, no assurance can be given with respect to the ultimate outcome for any such claim or litigation. At this time, we are not able to accurately estimate the potential financial impact of an injunction and/or damages against us.

Other than the proceedings described above, we are not currently involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of June 30, 2007:

Name	Age	Position(s)
Joe E. Kiani	42	Chief Executive Officer & Chairman of the Board of Directors
Ammar Al-Ali	43	Chief Technical Officer
Olivier Berthon	40	President, Masimo Europe
Mark P. de Raad	48	Executive Vice President & Chief Financial Officer
Mohamed Elmandjra	43	President, Worldwide OEM Business
Rick Fishel	49	President of Masimo Americas
Christopher Kilpatrick	50	Executive Vice President, Business Development, General Counsel & Secretary
Bradley Langdale	43	Executive Vice President, Chief Marketing Officer
Yongsam Lee	42	Executive Vice President, Operations & Chief Information Officer
Anand Sampath	41	Executive Vice President, Engineering
Steven J. Barker, M.D., Ph.D.(2)(3)(4)	62	Director
Edward L. Cahill(1)(3)	54	Director
Robert Coleman, Ph.D.(1)(2)	61	Director
Sanford Fitch(1)	66	Director
Jack Lasersohn(2)(3)	54	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Chairman of the Scientific Advisory Board.

Joe E. Kiani is the founder of Masimo and has served as Chief Executive Officer and Chairman of the Board of Directors since our inception in 1989. He is an inventor on more than 50 patents related to signal processing, sensors, and patient monitoring, including patents for the invention of read-through motion and low-perfusion pulse oximetry. Prior to founding Masimo, Mr. Kiani served as Regional Technical Manager for Anthem Electronics, Inc., a distributor of semiconductor and subsystem products, and as Field Applications Engineer for Bell Industries, Inc., which distributes advanced semiconductor components. He also previously served as Product Engineer at Unisys Corporation, a computer manufacturer. Mr. Kiani is currently on the Board of Directors of Saba Software, Inc., a publicly-traded software company focused on human capital development and management solutions and chairman of the Medical Device Manufacturers Association (MDMA). Mr. Kiani holds a B.S.E.E. and an M.S.E.E. from San Diego State University.

Ammar Al-Ali has served as our Chief Technical Officer since December 1996. He is an inventor on more than 48 patents related to signal processing, sensors and patient monitoring. From April 1995 to December 1996, Mr. Al-Ali held various positions with us, including Director of Software Development. From January 1992 to November 1994, he served as the Director of Research and Development, Electronics for Ami-Med Corporation, a medical device company that provides instruments for continuous cardiac output. Mr. Al-Ali holds a B.S.E.E. degree from the University of Arizona.

Olivier Berthon has served as president of our European operations since 2003. From April 1999 to June 2003, Mr. Berthon served as Business Development Manager for our European division. From June 1996 to March 1999, Mr. Berthon served as Product Manager at Kontron Instruments, a medical device company and one of our first OEM partners in Europe. From October 1991 to May 1996, he served as Area Sales Manager at Kontron Instruments. Mr. Berthon holds a Biomedical Engineering Degree from Aix-Marseille III State University, France, and a postgraduate degree in Business Administration from Nice State University, France.

Mark P. de Raad has served as our Executive Vice President and Chief Financial Officer since June 2006. From November 2002 through May 2006, Mr. de Raad served as Vice President, Chief Financial Officer and Secretary for Avamar Technologies, Inc., a start-up enterprise software development company. He served as Vice President, Finance and Chief Financial Officer for ATL Products, Inc., a manufacturer of automated tape libraries, from September 1997 through June 2001. From June 2001 through November 2002, Mr. de Raad was Chief Financial Officer, Quantum Storage Solutions Group, a division of Quantum Corporation, which acquired ATL Products, Inc. in 1998. From May 1987 to May 1997, Mr. de Raad was employed by AST Research, Inc., a personal computer manufacturer, where he held various financial management positions the last of which was Vice President Finance and Treasurer and Chief Accounting Officer. Mr. de Raad is a Certified Public Accountant and holds a B.S. in Accounting from the University of Santa Clara.

Mohamed Elmandjra has served as our President, Worldwide OEM Business since August 2006. From December 2001 to July 2006, he served as Chief Executive Officer of ViOptix, Inc., a medical device company specializing in tissue oximetry. From January 1998 to July 1999, Mr. Elmandjra served as Vice President of Marketing of ADAC Laboratories, a nuclear medicine imaging equipment and radiation therapy planning systems company. In July 1999, he was promoted to General Manager of ADAC-UGM and then Senior Vice President of International Operations; he served in this position until December 2000 when ADAC was acquired by Philips Medical Systems, a diagnostic imaging company. Mr. Elmandjra continued his employment with Philips Medical Systems as Senior Vice-President of its International Operations until he joined ViOptix. Mr. Elmandjra holds a Ph.D. in Bioengineering from the University of Pennsylvania and an M.B.A. from the University of Chicago.

Rick Fishel has served as President of Masimo Americas since June 2004. From January 2003 to June 2004, Mr. Fishel was Regional Vice President of Sales for the Information Solutions segment of the McKesson Corporation, a provider of supply, information and care management products and services. From January 2001 to January 2003, he served as National Vice President of Sales for the Consulting Services division of GE Medical Systems, Inc., a provider of medical technology and productivity solutions. Mr. Fishel holds a B.S. in Marketing from Arizona State University.

Christopher Kilpatrick has served as our Executive Vice President, Business Development, General Counsel since May 2002 and also became our corporate Secretary in January 2007. From November 2000 to May 2002, Mr. Kilpatrick served as Head of the Corporate Law Department of the Orange County, California law office of Arter and Hadden LLP. From May 1994 to November 2000, he served as Vice President, General Counsel and a director for Interplay Entertainment Corporation, a developer, distributor and publisher of interactive computer and video games. In April 1995, Mr. Kilpatrick was promoted to President of Interplay, a position he held until November 2000. From June 1982 to April 1994, Mr. Kilpatrick worked at the law firm of Stradling, Yocca, Carlson & Rauth, and as a partner from 1989 to 1994. Mr. Kilpatrick holds a B.A. in Economics from the University of California, Irvine and a J.D. from the University of California, Los Angeles.

Bradley Langdale has served as our Executive Vice President, Chief Marketing Officer since July 2006. From July 1998 to June 2006, Mr. Langdale served as our Executive Vice President, Chief Financial Officer and Secretary and from February 1996 to June 1998, he served as our Vice President, Finance and Chief Financial Officer. From July 1993 to November 1995, Mr. Langdale served as Director of Finance for CareLine, Inc., a publicly-held provider of emergency medical services that was acquired by Laidlaw Inc. in November 1995. From March 1990 to June 1993, Mr. Langdale served as Manager of

Financial Forecasting for Sunrise Company, a Real Estate Development company. Prior to March 1990, he was employed by the public accounting firm Price Waterhouse & Company LLP. Mr. Langdale is a Certified Public Accountant and holds a B.S. in Economics/Business from the University of California, Los Angeles.

Yongsam Lee has served as our Executive Vice President, Operations and Chief Information Officer since January 2003. From March 1996 to December 2002, Mr. Lee held various positions with us, including Vice President, IT and Vice President, Operations. From October 2001 to April 2002, he served as Director of IT at SMC Networks, Inc., a provider of networking solutions. Mr. Lee holds a B.S. in Applied Physics from the University of California, Irvine.

Anand Sampath has served as our Executive Vice President, Engineering since March 2007. He is an inventor on more than four patents relating to patient monitoring, wireless networks and communications. From April 2006 to March 2007, Mr. Sampath was our Director of Systems Engineering. From October 1995 to March 2006, he held various positions, including Program Manager, Engineering Manager and Distinguished Member of Technical Staff, at Motorola, Inc. Mr. Sampath holds a B.S. in Engineering from Bangalore University.

Steven J. Barker, M.D., Ph.D. has served as a member of our board of directors since October 2005. Dr. Barker has served as the Professor and Head of Anesthesiology, University of Arizona College of Medicine since October 1995. From August 1990 to October 1995, Dr. Barker served as Chairman of Anesthesiology at the University of California, Irvine. He also holds a joint appointment as Professor of Mechanical and Aerospace Engineering. Dr. Barker is an oral examiner for the American Board of Anesthesiology, and is the Section Editor for Technology, Computing, and Simulation in the journal of Anesthesia and Analgesia. He also holds a B.S. in Physics and an M.S. and a Ph.D. in Mechanical Engineering from the California Institute of Technology and an M.D. from the University of Miami.

Edward L. Cahill has served as a member of our board of directors since January 1999. Mr. Cahill has served as Managing Partner of HLM Venture Partners, a venture capital firm that invests primarily in emerging companies focused on health care information technology, health care services and medical technology since May 2000. From June 1995 to May 2000, Mr. Cahill served as a founding partner of Cahill, Warnock & Company (now Camden Partners), a Baltimore venture capital firm. Previously, Mr. Cahill was a Managing Director of Alex, Brown & Sons, an investment services brokerage, where he headed the firm’s health care group from January 1986 through March 1995. Mr. Cahill is also a director of several private health care companies and serves as a trustee of Johns Hopkins Medicine, Johns Hopkins Health System and Mercy Health Services. Mr. Cahill holds an A.B. in American Civilization from Williams College and a Master of Public and Private Management degree from Yale University.

Robert Coleman, Ph.D. has served as a member of our board of directors since February 1997. From September 2002 to September 2003, Dr. Coleman served as Chairman, President and CEO of Argose, Inc., a developer of non-invasive blood glucose monitors. Dr. Coleman was President and CEO of MediSense, Inc., a manufacturer of blood glucose self-testing devices, from 1991 to May 1996, and President of MediSense, Inc., an Abbott Laboratories Company, from June 1996 to December 1996. He co-founded Nova Biomedical Corporation, a manufacturer of clinical laboratory equipment, and served as its President and CEO from April 1976 to August 1991. Dr. Coleman holds a B.S. in Chemistry from Morehead State University and a Ph.D. in Analytical Chemistry from the University of Tennessee.

Sanford Fitch has served as a member of our board of directors since November 2006. From March 2001 to December 2002, Mr. Fitch served as Vice President of Finance and Chief Financial Officer of Alvesta, a fiber optic component manufacturing company. From March 2000 to December 2000, Mr. Fitch served as Senior Vice President of Finance and Chief Financial Officer of Cruel World, an

internet-based recruiting company. From December 1994 to November 1998, Mr. Fitch served as Senior Vice President of Finance and Operations and Chief Financial Officer of Conceptus, a manufacturer of contraceptive medical devices. From January 1991 to February 1994, he served as Vice President of Finance and Administration and Chief Financial Officer at SanDisk, a manufacturer of flash memory products. Mr. Fitch currently serves on the boards of IRIDEX, a publicly-traded manufacturer of medical laser systems, and FoxHollow Technologies, Inc., a publicly-traded manufacturer of medical devices for the treatment of peripheral artery disease. Mr. Fitch holds a B.S. in Chemistry and an M.B.A. from Stanford University.

Jack Lasersohn has served as a member of our board of directors since January 1995. Mr. Lasersohn is a General Partner of The Vertical Group, a private venture capital firm that is focused on the fields of medical technology and biotechnology. He has over 25 years of experience in health care venture capital investments. Prior to joining The Vertical Group’s predecessor, F. Eberstadt, in 1981, Mr. Lasersohn was a corporate attorney with Cravath, Swaine & Moore LLP. He is also a director of Kyphon Inc., a publicly-traded medical device company, and Metabolix Inc., a publicly-traded biotechnology company. He also serves on the boards of a number of private medical device and biotechnology companies. Mr. Lasersohn holds a B.S. in Physics from Tufts University, an M.A. from The Fletcher School of Law and Diplomacy, and a J.D. from Yale Law School.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors has determined that five of six directors, Dr. Barker, Mr. Cahill, Dr. Coleman, Mr. Fitch and Mr. Lasersohn are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers.

Upon the closing of this offering the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year.

•	Our class I directors will be Dr. Barker and Mr. Fitch and their term will expire at the annual meeting of stockholders to be held in 2008.

•	Our class II directors will be Dr. Coleman and Mr. Cahill and their term will expire at the annual meeting of stockholders to be held in 2009.

•	Our class III directors will be Messrs. Kiani and Lasersohn and their term will expire at the annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing a change in control or management.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors is responsible for appointing directors to these committees.

Audit Committee

Our audit committee is comprised of Mr. Cahill, Dr. Coleman and Mr. Fitch. The functions of this committee include, among others:

•	evaluating our independent registered public accountant’s qualifications, independence and performance;

•	determining the engagement of our independent auditors;

•	approving the retention of our independent auditors to perform any proposed audit and permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates;

•	discussing with our management and our independent auditors the results of the annual audit and the review of our quarterly financial statements; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Under the applicable rules and regulations of NASDAQ, each member of a company’s audit committee must be considered independent in accordance with the rules of the NASDAQ Stock Market and Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under NASDAQ Stock Market rules.

Our board of directors has determined that Mr. Fitch, the chairman of our audit committee, is an audit committee financial expert. Both our independent auditors and management periodically meet with our audit committee.

Compensation Committee

Our compensation committee is comprised of Drs. Barker and Coleman and Mr. Lasersohn. Dr. Coleman chairs our compensation committee. The functions of this committee include, among others:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending the type and amount of compensation to be paid or awarded to our board members;

•

evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Dr. Barker and Messrs. Cahill and Lasersohn. Mr. Lasersohn chairs our nominating and corporate governance committee. The functions of this committee include, among others:

•	interviewing, evaluating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	considering and assessing the independence of members of our board of directors;

•	developing and reviewing a set of corporate governance policies and principles, including a code of ethics, and recommending changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	evaluating, at least annually, the performance of the nominating and corporate governance committee.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Compensation Committee Interlocks and Insider Participation

In 2006, our compensation committee consisted of Drs. Barker and Coleman and Mr. Lasersohn. No member of our compensation committee is currently or has been at any time one of our officers or employees, is or was a participant in a “related party” transaction in 2006, or has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

COMPENSATION

Compensation Discussion and Analysis for Named Executive Officers

Overview—Compensation Objectives

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract, retain and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to the achievement of measurable corporate objectives and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has adopted a compensation approach that ties a substantial portion of executives’ overall compensation to our operational performance. In addition, we evaluate and reward our executive officers based on their willingness to take a leadership position in improving our internal structures and processes and their ability to identify and exploit opportunities to grow our business.

We must match market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete for key personnel on (i) the basis of our vision of future success, (ii) our culture and company values, (iii) the cohesiveness and productivity of our teams, and (iv) the excellence of our technical and management personnel. In all of these areas, we compete with other medical device and biotechnology companies, where there is significant competition for talented employees. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our executive management function as a stable team over the longer term. For engineering and marketing positions, our compensation committee has used medical device/hi-tech data in connection with making its compensation decisions. However, for other positions, including finance positions, our compensation committee has used data derived from a broader, “all industry” group of companies based in Southern California. We believe that we must compete for executive and key technical talent in this highly competitive market in Southern California. We also believe that for certain executive level positions, we compete against other successful public and private companies in Southern California for talent. Accordingly, our compensation philosophy has been to maintain an aggressive pay posture for total compensation, as well as components of total compensation. In addition, with the same competitive pay issues to consider, our compensation committee has developed incentive bonus and equity plans designed to align stockholder and employee interests.

We have adopted an approach to compensation comprised of a mix of short- and long-term components, cash and equity elements in the proportions we believe will provide the proper incentives, reward our senior management team and help us achieve the following goals:

•	align our executive officers’ compensation with our business objectives and the interests of our stockholders;

•	foster a goal-oriented, highly motivated management team whose participants have a clear understanding of business objectives and shared corporate values;

•	control costs in each facet of our business to maximize our efficiency; and

•	enable us to attract, retain and motivate a world class leadership team.

The compensation of our executive officers is based in part on the terms of employment agreements and offer letters we entered into with each of our executive officers, which set forth the initial base salaries and initial option grants for our executive officers, as well as the terms of our cash bonus plans. See “—Employment Contracts” and “—Cash Bonus Plans” below.

In 2006, we believe that our compensation offering for executive officer talent of base salary, bonus plan and equity grant provided a competitive compensation package to attract, retain and motivate world class talent. The addition of our chief financial officer to our strong senior management team in 2006 provided a testament to our belief. The establishment of a financial target as our company goal in the 2006 Bonus Award Plan reinforced two other compensation goals; namely, alignment of our executive officers’ compensation with our business objectives and the interests of our stockholders and the fostering of a goal-oriented, highly motivated management team whose participants have a clear understanding of business objectives and shared corporate values. In 2006, we achieved our financial target under the 2006 Bonus Award Plan thereby scoring 100% for the company factor under the 2006 Bonus Award Plan. These same two compensation goals also were important in the decision to grant options to the two current executive officers discussed in this Compensation Discussion and Analysis under the caption “Equity-Based Incentives.” The individual performance factor determined by the chief executive officer for the other named executive officers and by the compensation committee for the chief executive officer focused on the individual attainment of goals and objective set throughout the year, many of which involved the controlling of costs to maximize efficiency of our operation.

Role of Our Compensation Committee

Our compensation committee approves, administers and interprets our executive compensation and benefit policies. Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code, as amended, or the Code, and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Drs. Barker and Coleman and Mr. Lasersohn. Dr. Coleman is our compensation committee chairperson.

The compensation committee considers recommendations from Joe E. Kiani, our chief executive officer, in determining executive compensation. While Mr. Kiani discusses his recommendations with the compensation committee, he does not participate in determining his own compensation. In making his recommendations, Mr. Kiani receives input from our Human Resources department and has access to various third-party compensation surveys and compensation data of publicly-traded companies we obtained from SEC filings. This information is also available to our compensation committee. None of our other executive officers participate in the compensation committee’s discussions regarding executive compensation. The compensation committee does not delegate any of its functions to others in determining executive compensation.

Our compensation committee has taken the following steps to ensure that our approach to executive compensation and benefits is consistent with both our compensation philosophy and our corporate governance guidelines:

•	evaluated our compensation practices and assisted in developing and implementing the executive compensation philosophy;

•	developed recommendations with regard to executive compensation structures that were reviewed and approved by our compensation committee and board of directors;

•	established a practice of prospectively reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him; and

•

established a policy to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation.

Components of our Compensation Approach

Our compensation approach consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	other benefits; and

•	severance and termination protection.

We chose to build our executive compensation approach around these elements because we believe that together they have been and will continue to be effective in achieving our overall objectives. We utilize short-term compensation, including base salary and annual cash bonuses, to motivate and reward our key executives. The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. We believe that, in addition to base salaries and bonuses, stock option and other equity-based awards are the primary compensation-related motivator in attracting and retaining qualified employees.

Base Salary.    Base salaries will typically be used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. The base salary of our named executive officers will be reviewed on an annual basis. Generally, executive salaries have been, and will continue to be, adjusted once a year, effective June 1st of each year.

In 2006, in order to attain a general understanding of the competitiveness of our executives’ base salaries and to provide a benchmark for setting initial base salaries for new hires for executives and key technical talent, we reviewed a competitive analysis survey compiled by an independent compensation consultant, which contained composite data based on companies in the Southern California medical device/hi-tech market, as well as the entire public and private “all industries” market for executive, financial and legal talent for corresponding positions within the Los Angeles, Orange, Riverside and San Diego Counties. Based on our review of the survey, we determined that base salaries for our executives and key technical talent, other than our chief executive officer, for 2006 were at the 75th to 90th percentile levels.

Prior to May 2007, we did not engage a compensation consultant to assist us in connection with mid-year base salary adjustments for our named executive officers. For our June 2006 and prior year increases, it was our standard practice that all named executive officers, including our chief executive officer, receive a 10% salary increase. In determining the base salary increases that became effective on June 1, 2006, we did not benchmark the named executive officers’ then-current base salaries against base salaries of other officer positions at comparable companies. In June 2006, each of our then-employed named executive officers received a 10% salary increase.

In 2007, we retained an independent compensation consultant to conduct a competitive assessment of our current compensation levels. The competitive market data presented in the compensation consultant’s May 2007 study for the chief executive officer and the chief financial officer positions was obtained from the most recently filed proxy statements of a peer group of companies specifically developed for the study and consisted of 18 publicly-traded companies in the medical device/diagnostic monitoring equipment industry as follows: AngioDynamics, Inc., Abaxis, Inc., Natus Medical Incorporated, Nuvasive, Inc., I-Flow Corporation, Volcano Corporation, Quidel Corporation, Meridian Bioscience, Inc., E-Z-EM, Inc., Cardiac Science Corporation, SonoSite, Inc., Thoratec Corporation, ZOLL Medical Corporation, ArthroCare Corporation, Biosite Incorporated, Gen-Probe Incorporated, Kyphon Inc. and Hologic, Inc. Public and private survey information was used for all other positions and as a supplement to the proxy data. The market compensation data included median pay levels that were reflective of a company with annual revenues of $300 million, which the compensation committee believed to be the appropriate benchmark in light of our current size and our expected growth.

At the $300 million revenue level, the base salaries of our chief executive officer, chief financial officer and chief technical officer fell below the 90th percentile of the market data provided in the study. In addition, the chief executive officer’s position fell more than 10% below the market median. Based upon data provided by the independent compensation consultant, and taking into account the executive’s seniority, position and level of responsibility, the compensation committee increased the base salaries of our chief executive officer, chief financial officer and chief technical officer by 60.4%. 10.0% and 10.0%, respectively. These increases brought the base salary of our chief executive officer to the top of the market and the base salaries of the chief financial officer and chief technical officer to approximately the 90th percentile. The base salaries of Messrs. Langdale, Kilpatrick and Lee, the other named executive officers, were approximately $2,750, $8,380 and $14,000, or 1.0%, 3.0% and 5.2%, respectively, above the salaries at the 90th percentile of the market data provided in the study. Thus, these executives were provided with only nominal increases of 3.0%, effective June 2007 to account for standard cost of living adjustments, including year-over-year inflation, because the May 2007 study was based on 2006 market salary levels. The compensation committee subjectively determined that a 3.0% increase was sufficient to account for cost-of-living adjustments, including year-over-year inflation.

The following salary increases for each of our named executive officers, including our chief executive officer, became effective on June 1, 2007:

Joe E. Kiani Chief Executive Officer and Chairman	$660,000
Mark P. de Raad Executive Vice President & Chief Financial Officer	$291,500
Bradley Langdale Executive Vice President, Chief Marketing Officer	$292,556
Ammar Al-Ali Chief Technical Officer	$312,438
Yongsam Lee Executive Vice President, Operations & Chief Information Officer	$292,556
Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	$292,556

Annual Cash Bonuses.    The compensation committee approves the annual cash bonuses for all executive officers. These bonuses, if earned, are paid after the end of the calendar year.

For 2006, we had a 2006 Bonus Award Plan, or Bonus Award Plan, for our executive officers and certain other exempt employees. Pursuant to the terms of the Bonus Award Plan, the bonus award for each named executive officer was calculated based upon the product of (A) the named executive officer’s base salary as of December 31, 2006, multiplied by (B) (i) the target bonus percentage factor assigned to the job classification level of the named executive officer, (ii) the company’s percentage factor assigned by the compensation committee based upon the attainment of an aggregate product revenue target of $145 million for 2006, which represented an increase in aggregate product revenue of 35% from 2005, and (iii) the named executive officer’s individual percentage factor assigned by the chief executive officer for the other named executive officers and in the case of the chief executive officer, assigned by the compensation committee.

For purposes of the company percentage factor, in the event the compensation committee determined that we (i) did not achieve 100% of the aggregate product revenue target, it had the discretion to set the company percentage factor below 100%, including zero; and (ii) achieved 100% or more of such target, the company percentage factor would automatically be set at 100%. In 2006, we exceeded the product revenue target, thereby achieving a 100% company percentage factor. Under the Bonus Award Plan, each named executive officer’s individual percentage factor could range from 0% to 100%. For all of our named executive officers other than our chief executive officer, the individual percentage factor was determined by our chief executive officer based solely upon his subjective assessment of each other named executive officer’s performance of their job-related duties and responsibilities. For purposes of determining the individual factor of our chief executive officer under the Bonus Award Plan, the compensation committee makes a subjective determination of our chief executive officer’s overall performance during the plan year, provided that in the event the compensation committee established the company’s percentage factor at 100%, then our chief executive officer’s individual factor shall be 100%.

For the 2006 plan year in determining the named executive officers’ actual bonus awards, the target bonus percentage for our executive officers, as defined in the Bonus Award Plan, excluding our chief executive officer, was 40%, the target bonus percentage for our chief executive officer was 50% and the company percentage factor and the individual percentage factor for each of the named executive officers was set at 100%. For the named executive officers, attainment of the maximum company factor and the maximum individual factor contributed equally to realizing the maximum bonus achievable under the Bonus Award Plan. Under the terms of the 2006 Bonus Award Plan, bonus amounts for 2006 were based on the named executive officer’s salary as of December 31, 2006, rather than the named executive officer’s salary earned for 2006. As a result, Mr. Kiani’s bonus for 2006 was 50% of his base salary as of December 31, 2006 and the 2006 bonus for each our other named executive officers, except for Mr. de Raad, was 40% of his base salary as of December 31, 2006. Mr. de Raad’s 2006 bonus was 40% of his base salary as of December 31, 2006, pro rated for the 27 weeks in 2006 for which he was an employee of ours. The salary of each of our named executive officers was higher at December 31, 2006 than the salary earned by such named executive officer for 2006. The higher salaries as of December 31, 2006 resulted from our compensation committee’s decision to increase the salaries of our named executive officers, effective June 1, 2006. Our board of directors and the compensation committee have historically monitored and assessed the base salaries of each of our executive officers on an annual basis near the middle of each calendar year. As a result of these salary increases, pursuant to the terms of the Bonus Award Plan, each named executive officer earned a higher bonus for 2006 than he would have otherwise received if such officer’s bonus amount was calculated based on the named executive officer’s salary for 2006, as set forth in the “Summary Compensation Table” below. See “—Summary Compensation Table” below for the bonus amounts paid to our named executive officers under the Bonus Award Plan for the year ended December 31, 2006. Pursuant to the terms the Bonus Award Plan, the bonus paid to our Executive Vice President and Chief Financial Officer for 2006 was pro rated based on the number of full weeks in 2006 during which he was employed with us.

For 2006, our corporate objectives focused upon achieving a single financial target. Each employee, including each executive officer, had individual objectives for the year which were designed to contribute to the achievement of our corporate objectives. In setting the objectives for the annual cash bonuses, our compensation committee believed that the corporate financial target was achievable, but not easily attainable, provided that there was a maximum and sustained effort from each level of our organization. Attainment of individual goals for the named executive officers was based upon the subjective determination of our chief executive officer in overall performance of the named executive officer based upon a variety of specific duties and goals assigned to such named executive officer during the plan year. With respect to the chief executive officer, the compensation committee also made a subjective determination of the performance of our chief executive officer, focusing more on our company performance related to the achievement of our corporate financial target, rather than on our chief executive officer’s individual performance.

We have not paid any significant signing or promotion bonuses to our executive officers, nor have we guaranteed any future bonuses to our executive officers.

Equity-Based Incentives.    Salaries and bonuses are intended to compensate our executive officers for short-term performance. We also have adopted an equity incentive approach intended to reward longer-term performance and to help align the interests of our executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards performance by our executive officers through the use of equity incentives. Our equity incentive plans have been established to provide our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our equity incentive plans have provided the principal method for our executive officers to acquire equity interests in our company.

The size and terms of the initial option grant made to each executive officer upon joining us are primarily based on competitive conditions applicable to the executive officer’s specific position and are set forth in the executive officer’s offer letter from us. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our company.

The annual equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their level of responsibility within our company, their potential to fill roles of increasing responsibility, and competitive equity award levels for similar positions in comparable companies. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

During 2006, we made three stock option awards to named executive officers. One option grant to purchase an aggregate of 270,000 shares of common stock was made to our newly-hired executive vice president and chief financial officer. The amount of the stock option grant was the result of negotiations with the executive officer during the hiring process in order to both recruit the executive officer to his current position and incentivize him to increase stockholder value over the life of the award. In addition, the size of this option grant is substantially similar to the size of the option grant made to the only other executive officer we hired during the prior 12-month period. For the remaining two option awards in 2006, the compensation committee, acting upon the recommendation of the chief executive officer, granted options to purchase 76,830 and 77,940 shares of common stock to our executive vice president and chief marketing officer and the chief technology officer, respectively. In both cases, the compensation committee specifically considered that over 90% of the options held by each of the named executive officers had vested, Therefore, these individuals, both of whom held management positions that had the ability to drive stockholder value, may not have been incentivized at the same level as our other named executive officers holding a larger portion of unvested options to increase value over the long-term. The amount awarded to each executive officer was based on the compensation committee’s subjective determination of what was appropriate to incentivize the executives. Additionally, the option grants were made with the goal of making the total amount of options granted to these two executive officers through the date of the grants equal in order to reflect their relative contributions to us. Each of these grants vests over five-year period with 20% vesting on each anniversary of the grant date. All options were granted at the fair market value on the date of grant, as determined by our compensation committee. In the absence of public trading market for our common stock, the compensation committee determined the fair market value of our common stock in good faith based upon consideration of number of relevant factors, including the status of our development and commercialization efforts, our results of operations, general market conditions and independent valuations. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value on the grant date based on the valuation determined by the compensation committee of our board of directors.

In May 2007, our compensation committee adopted the CEO and Executive Officer Equity Award Compensation Policy, or the Award Grant Compensation Policy, which provides for annual grants of stock options to certain of our officers, including our named executive officers. For a description of the Policy, see “—Equity Award Compensation Policy” below. The following option grants were made to our named executive officers under the Award Grant Compensation Policy in May 2007:

	Shares	Per Share Exercise Price
Joe E. Kiani Chief Executive Officer and Chairman	300,000	$15.40
Bradley Langdale Executive Vice President, Chief Marketing Officer	30,000	$15.40
Ammar Al-Ali Chief Technical Officer	30,000	$15.40
Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	30,000	$15.40

Under the Award Grant Compensation Policy, for the named executive officers listed in the table above, other than our chief executive officer, the compensation committee determined the size of the award based on the recommendation of an independent compensation consultant. The compensation committee believed that the compensation consultant’s recommended option grant size was reasonable based on the May 2007 study, which showed that, at the $300 million revenue level, the approximate Black-Scholes value of an option grant of 30,000 shares (or $180,000) was below the market median by 17% or less for each of these named executive officers. The study also showed that the Black-Scholes value of an option grant of 150,000 shares (or $900,000), which was the compensation consultant’s recommended option grant size for the chief executive officer, was above the market median by 35.6%. The compensation committee then made a subjective determination that the chief executive officer’s annual grant of 300,000 shares (with an approximate Black-Scholes value of $1.8 million) should be ten times the size of the awards for such other named executive officers in 2007 to preserve the current fully-diluted share ownership ratio of shares provided to the chief executive officer as a percentage of our fully-diluted outstanding shares.

Our board of directors adopted our 2007 Stock Incentive Plan, or 2007 Plan, in November 2006, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. The 2007 Plan will become effective in connection with this offering. Upon the effectiveness of our 2007 Plan, no further equity awards will be made under our 2004 Plan. However, any options outstanding under our 2004 Plan will continue to be governed by their existing terms. In connection with our transition to a publicly-traded company, in addition to our Award Grant Compensation Policy the compensation committee intends to evaluate other stock option grant programs for executive officers to continue aligning the interests of our executive officers with those of our stockholders. See “—Employee Benefit Plans—2007 Stock Incentive Plan” below.

Other Benefits.    We have a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The plan permits us to make matching contributions if we choose and we have historically provided matching contributions of up to three percent. We provide health care, dental, vision and life insurance, employee assistance plans and both short- and long-term disability, accidental death and dismemberment benefits to all full-time employees, including our executive officers. These benefits are available to all employees, subject to applicable laws. We believe these benefits are consistent with companies with which we compete for employees.

Severance and Termination Protection

Employment Agreements.    Under their employment agreements, Messrs. Kiani and Berthon are entitled to certain severance and change of control benefits, the terms of which are described in detail below under “—Employment Contracts.”

Severance Plan.    Prior to the completion of this offering, we expect our board of directors to adopt the 2007 Severance Protection Plan, the terms of which are described in detail below under “2007 Severance Protection Plan.” Under the terms of this plan, participants will be entitled to cash, equity and other benefits upon their termination under certain circumstances. We expect each of our named executive officers other than our chief executive officer to participate in the 2007 Severance Protection Plan.

Acceleration of Vesting of Equity-Based Awards.    In the event of a change in control of us, certain provisions of our 1996 Plan and our 2004 Plan allow for 50% acceleration of unvested equity awards in the event an acquiror neither assumes awards outstanding under these plans nor issues our award holders substitute equity awards. In addition, our 2007 Plan, under which we will grant future equity awards after the completion of this offering, will permit acceleration of outstanding awards upon change in control under certain circumstances. See “—Employee Benefit Plans” below.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), “Share-Based Payment,” or SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award.

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based compensation.” In the past, annual cash compensation to our executive officers has not exceeded $1,000,000 per person, so the compensation has been deductible. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that met those requirements. The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Summary Compensation Table

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2006 by our chief executive officer, our chief financial officer, our former principal financial officer and our three other most highly compensated executive officers who were employed by us as of December 31, 2006. We refer to these executive officers as our “named executive officers.”

Name and Principal Position(s)	Year	Salary		Bonus	Option Awards(1)	All Other Compensation(2)	Total
Joe E. Kiani Chief Executive Officer and Chairman	2006	$396,050		$205,706	$—	$72,150(3),(13)	$673,906

Mark P. de Raad Executive Vice President & Chief Financial Officer(4)	2006	136,746		54,597	114,890	15,667(5),(13)	321,900

Bradley Langdale Executive Vice President, Chief Marketing Officer(6)	2006	313,180	(7)	113,614	32,167	33,551(8),(13)	492,512

Ammar Al-Ali Chief Technical Officer	2006	273,413		113,614	67,297	36,952(9),(13)	491,276

Yongsam Lee Executive Vice President, Operations & Chief Information Officer	2006	283,277		113,614	—	161,367(10),(13)	558,258

Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	2006	305,304	(11)	113,614	—	220,462(12),(13)	639,380

(1)

Amounts reflect the expense to us of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 12 to the Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)

In March 2006, we made special bonus payments to our employees and directors who held vested stock options as of March 1, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Dividends and Special Bonus Payments.”

(3)	Consists of $51,098 for incentive trips, $6,600 in 401(k) matching contributions, $3,055 in expenses, and $11,397 in medical insurance premiums.
(4)	Mr. de Raad became our Executive Vice President & Chief Financial Officer in June 2006.
(5)	Consists of $5,600 for an incentive trip, $4,102 in 401(k) matching contributions, and $5,965 in medical insurance premiums.
(6)

Mr. Langdale served as our Chief Financial Officer, Executive Vice President, Marketing, and Secretary until June 2006. Beginning in June 2006, Mr. Langdale became our Executive Vice President, Chief Marketing Officer.

(7)	Includes $32,772 of accrued vacation that was paid out to Mr. Langdale in 2006.
(8)	Consists of $12,204 for an incentive trip, $6,570 in 401(k) matching contributions, $4,527 in special bonus payments authorized in 2006, and $10,250 in medical insurance premiums.
(9)	Consists of $12,215 for incentive trips, $6,100 in 401(k) matching contributions, $7,439 in special bonus payments authorized in 2006, and $11,198 in medical insurance premiums.
(10)	Consists of $16,404 for incentive trips, $133,789 in special bonus payments authorized in 2006, and $11,174 in medical insurance premiums.
(11)	Includes $32,027 of accrued vacation that was paid out to Mr. Kilpatrick in 2006.
(12)	Consists of $13,233 for incentive trips, $6,100 in 401(k) matching contributions, $189,952 in special bonus payments authorized in 2006, and $11,177 in medical insurance premiums.
(13)

The incentive trips include trips organized by us in 2006. The first trip was scheduled to reward certain employees for their effort in achieving our successful settlement of the patent infringement case against Nellcor. The second trip was managements’ annual business planning meeting, during which members of management discussed our business strategy for the ensuing year. Participants in the business planning meeting had the opportunity to be accompanied by their family members and we reimbursed them for certain expenses incurred by their family members during this trip.

Grants of Plan-Based Awards in 2006

The following table presents information concerning grants of plan-based awards to each of the named executive officers during the year ended December 31, 2006. For the fiscal year ended December 31, 2006, we granted options to purchase a total of 2,209,620 shares of our common stock, with a weighted average exercise price of $10.72 per share, to our employees, including grants to our named executive officers. The options included in the table below were issued under our 2004 Plan. Options granted under our 2004 Plan expire ten years from the date of grant. See “—Employee Benefit Plans—2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan.”

The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock, as determined by our compensation committee on the date of the grant. The exercise price is payable in cash, by promissory note, in shares of our common stock previously owned by the optionee, pursuant to the net exercise of the option or in such other consideration approved by our board of directors.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise Price Per Share(1)	Grant Date Fair Value of Option Awards(2)

Joe E. Kiani	—	—	—	—
Mark P. de Raad	7/17/2006	270,000	$10.67	$1,552,221
Bradley Langdale	7/17/2006	76,830	10.67	441,693
Ammar Al-Ali	7/17/2006	77,940	10.67	448,074
Yongsam Lee	—	—	—	—
Christopher Kilpatrick	—	—	—	—

(1)	See Note 12 to the Notes to Consolidated Financial Statements for a discussion of methodology for determining the exercise price.
(2)	Amounts reflect the total fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R).

Outstanding Equity Awards at December 31, 2006

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2006, including the value of the stock awards.

Option Awards(1)
	Number of Securities Underlying Unexercised Options at December 31, 2006			Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Joe E. Kiani	—	—		$—	—
Mark P. de Raad	—	270,000		10.67	7/14/2016
Bradley Langdale	— —	21,840 76,830		2.75 10.67	1/20/2013 7/14/2016
Ammar Al-Ali	— — —	77,940 24,000 17,400	(2)	10.67 2.75 2.75	7/14/2016 1/01/2015 1/20/2013
Yongsam Lee	6,540 6,000 12,000 — 8,460 9,000	13,080 6,000 — 96,000 16,920 —		2.75 2.75 2.75 2.75 2.75 2.75	1/20/2013 8/04/2012 1/23/2011 1/01/2015 7/11/2013 7/17/2011
Christopher Kilpatrick	18,000 — 45,000	— 6,000 45,000		1.67 2.75 2.75	10/17/2009 1/20/2013 8/04/2012

(1)

For each named executive officer, the shares listed in the table above under “Option Awards” are subject to a single stock option award carrying the varying exercise prices as set forth in the table above. Unless otherwise noted, the shares subject to each stock option vest over a five-year period, with 20% of the shares subject to the option vesting on each anniversary of the grant date.

(2)	100% of the shares subject to the option vest 30 months following the grant date.

Option Exercises in 2006

The following table presents certain information concerning the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2006. As of December 31, 2006, we had not issued any stock awards to our named executive officers or other employees.

Name	Option Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise
Joe E. Kiani	3,180,540	$14,609,280
Mark P. de Raad	—	—
Bradley Langdale	531,330	2,576,235
Ammar Al-Ali	488,160	2,366,806
Yongsam Lee	246,000	1,129,960
Christopher Kilpatrick	159,900	1,414,049

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Employment Contracts

Employment Agreement with Joe E. Kiani

In May 1996, we entered into an employment agreement with Mr. Kiani, our Chief Executive Officer, which was most recently amended and restated in July 2007. The agreement automatically renews on a daily basis and terminates three years from the date either party gives notice of termination to the other party.

The current employment agreement sets forth Mr. Kiani’s base salary of $660,000 per year, which is subject to adjustment by our board of directors or our compensation committee. Mr. Kiani is entitled to receive an annual bonus equal to 50% of his base salary in the event we attain certain financial goals set by our board of directors or our compensation committee. The employment agreement also entitles Mr. Kiani to participate in or receive benefits under all of our employee benefits plans and to be eligible to participate in any bonus plan created for the payment of bonuses to members of our management. In addition, the agreement provides that we will reimburse Mr. Kiani for all reasonable expenses incurred and paid by him in the course of the performance of his duties under the agreement and that we will further reimburse him for all reasonable travel and lodging expenses for his immediate family in the event his immediate family accompanies him during business travel. Under the employment agreement, “reasonable” expenses include travel and hospitality expenses for first class airplane travel and accommodations and expenses for travel using private or chartered aircraft. Mr. Kiani is exempt from our travel and expense policy and our expense reimbursement policy.

Under the employment agreement, we may terminate Mr. Kiani’s employment for “cause,” as a result of his disability under certain circumstances or for any other reason. Similarly, Mr. Kiani may terminate his employment for “good reason,” for health reasons or for any other reason upon six months written notice to us. If Mr. Kiani is terminated for cause, he is entitled to receive his full base salary through the date of termination. If Mr. Kiani’s employment is terminated as a result of his death, his estate is entitled to receive his full base salary through the date of termination and an additional amount equal to 50% of his base salary then in effect for each of three consecutive years following the date of termination, which shall be paid in substantially equal monthly installments over the three-year period. If Mr. Kiani’s employment is terminated as a result of his disability, he is entitled to receive his full base salary through the date of termination and an additional amount equal to 75% of his base salary then in effect for each of two consecutive years following the date of termination, which shall be paid in substantially equal monthly installments over the two-year period. If we terminate Mr. Kiani’s employment other than for cause, death or disability, or if Mr. Kiani terminates his employment with us for good reason, (i) he is entitled to receive his full base salary through the date of termination and an additional amount equal to two times the sum of his base salary then in effect plus the average annual bonus paid to Mr. Kiani over the prior three years, which shall be paid pursuant to our normal payroll practices, (ii) all of Mr. Kiani’s outstanding options will immediately vest and (iii) we will be required to pay the full exercise price of all vested options held by Mr. Kiani, as well as all withholding taxes on the issuance of the shares underlying the vested options. In addition, Mr. Kiani shall be entitled to receive the foregoing payments and benefits in the event of a change in control of us or our board of directors. The cash payments must be paid to Mr. Kiani within 30 days of the change in control. Following a change in control, Mr. Kiani would not be entitled to receive any additional payments under the employment agreement.

In addition, if Mr. Kiani’s employment is terminated for any reason other than cause or as a result of his death, he will also be entitled to participate in all of our employee benefit plans and programs that he participated in as of the date of his termination for the full term of his employment agreement. If for any reason Mr. Kiani is not permitted to participate in any of our employee benefit plans or programs after the date of his termination, he will be entitled to receive an amount in cash equal to the amount of benefits, contributions, payments and credits that he otherwise would have received under these programs or plans during the term of his employment agreement. The foregoing benefits and payments may be subject to a delay of up to six months as necessary to avoid the imposition of additional tax under Section 409A of the Code.

For purposes of Mr. Kiani’s employment agreement, termination for “cause” generally means his termination as a result of his willful and continued failure to substantially perform his duties under his employment agreement, his willful engaging in gross misconduct materially injurious to us or his willful violation of the provisions of his confidentiality agreement with us if the violation results in demonstrably material injury to us. Any termination for cause must be approved by at least 75% of the members of our board of directors. Termination for “good reason” under the employment agreement generally means as a result of our assignment to Mr. Kiani of any duties other than those contemplated by his employment agreement, a reduction in Mr. Kiani’s rate of compensation or fringe benefits or certain failures by us to comply with the compensation terms of the employment agreement. A “change in control” under the employment agreement generally means (i) the acquisition by any person or group of more than 35% of our outstanding voting stock, (ii) the acquisition of our assets that have a total fair market value of 40% or more of the total fair market value of all of our assets immediately before the acquisition by any person or group, or (iii) a change in a majority of the members of our board of directors in a rolling 12-month period, subject to certain limitations.

Under the employment agreement, if any payments or benefits payable to Mr. Kiani would be subject to the excise tax under Section 4999 of the Code, Mr. Kiani will be entitled to receive an additional “gross-up” payment to cover the amount of the excise taxes. An independent registered public accounting firm will make the initial determination as to whether a gross-up payment is required under the employment agreement.

See “—Potential Payments upon Termination or Change in Control” below.

Employment Agreement with Olivier Berthon

In December 2005, we entered into an employment agreement with Mr. Berthon, President of Masimo Europe. The agreement continues indefinitely and can be terminated by either party at any time.

The current employment agreement sets forth Mr. Berthon’s initial base salary of €144,000 or approximately $195,000 per year, which is subject to adjustment. The agreement entitles Mr. Berthon to receive bonuses upon the achievement of certain milestones based on our revenue, gross margins and profits in Europe. In addition, Mr. Berthon is entitled to a company car for professional use only.

Pursuant to the agreement, in the event Mr. Berthon’s employment is terminated, he may not become an employee or representative of any organization that directly or indirectly competes with us in the United States, France or any other country in the European Union in which we conduct operations as of the date of his termination. His agreement not to compete may continue for a period of up to three years following his date of termination, subject to our sole discretion. If and to the extent we enforce the non-competition provision against Mr. Berthon following his termination, Mr. Berthon would be entitled to receive a lump sum payment equal to 50% of his annual base salary as of the date of his termination, which shall be paid in equal installments over the term of the non-competition period.

Offer Letters with Other Executives

Ammar Al-Ali, Mark P. de Raad, Mohamed Elmandjra, Rick Fishel, Christopher Kilpatrick, Bradley Langdale, Yongsam Lee and Anand Sampath each signed an offer letter before commencing their employment with us. The offer letters set forth each officer’s position and title, starting salary, health benefits, number of options received and the vesting schedule of such options.

Additionally, each offer letter states that employment is “at-will,” and may be terminated at any time by either the officer or us for any reason. See “—Potential Payments upon Termination or Change in Control” below.

Employee Proprietary Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Cash Bonus Plans

Prior to the completion of this offering, we expect our board of directors to approve the following cash bonus plans, both of which will cover our named executive officers.

Executive Annual Cash Bonus Award Plan

The purpose of our Executive Annual Cash Bonus Award Plan, or the Executive Annual Plan, is to provide our executive officers with additional incentives to deliver exceptional financial and operational results on an annual basis.

Administration.    The Executive Annual Plan is administered by our board of directors or committee designated by the board, which shall be referred to as the Administrator. The Administrator has the right to construe the Executive Annual Plan, and to determine any factual or legal question arising in connection with the operation of the plan. In addition, the Administrator has the unilateral right to amend, suspend, modify or terminate the Executive Annual Plan at any time with respect to all or some executives and with respect to any unpaid bonuses that are or could have become payable, whether for the current or future years.

Eligibility.    Any of our executive officers may participate in the Executive Annual Plan if the Administrator so determines pursuant to guidelines set forth in the plan. In addition, the Administrator may select other officers and key employees to participate in the Executive Annual Plan. However, unless the Administrator determines otherwise in writing for a particular plan year, an executive officer or other employee may not participate in the Executive Annual Plan if he or she is normally scheduled to work an average of less than 40 hours per week or if the executive or other employee works for us for less than six months and one day during the applicable plan year. In addition, the Executive Annual Plan does not cover any executive or other employee who is covered by another cash bonus arrangement or non-equity variable compensation plan with us during the applicable plan year other than a severance plan or agreement with us or our Executive Multi-Year Cash Bonus Award Plan.

Bonus Amounts and Payments.    We pay bonuses for plan year under the Executive Annual Plan if and only if the Administrator has approved written resolutions that either establish the terms and conditions relating to the payment of bonuses that will apply for the plan year, or otherwise approve the payment of bonuses. Our executives are entitled to bonuses only if they are still employed by us when we actually pay bonuses.

Under the Executive Annual Plan, our executives are eligible to receive an annual cash bonus based on our achievement of financial and other performance targets established by the compensation committee, as well as other quantitative and qualitative factors established by our chief executive officer for the other named executive officers. Pursuant to the terms of the Executive Annual Plan, the bonus award for each named executive officer is calculated based upon the product of (A) the named executive officer’s base salary as of the last day of the plan year, multiplied by (B) (i) the target bonus percentage factor assigned to the job classification level of the named executive officer, (ii) the company’s percentage factor assigned by the compensation committee based upon the attainment of financial and other performance targets established by the compensation committee during the first three months of the plan year and (iii) the named executive officer’s individual percentage factor assigned by the chief executive officer for the other named executive officers and in the case of the chief executive officer, assigned by the compensation committee. Under the Executive Annual Plan, the compensation committee has the discretion to pay a higher bonus amount by substituting in the above-referenced calculation a “maximum bonus percentage” for each participant’s “target bonus percentage factor” for any plan year based upon the participant’s job classification level. Amounts payable under the Executive Annual Plan are pro rated based on the number of full weeks during the plan year in which the participant is employed with us.

For purposes of the company percentage factor, in the event the compensation committee determines that we achieve (i) less than 100% of the financial and other performance targets for the plan year, it has the discretion to set the company percentage factor at any percentage, including zero, (ii) 100% of the financial and other performance targets for the plan year, the company percentage factor shall automatically be set at 100%, and (iii) more than 100% of the financial and other performance targets for the plan year, it has the discretion to set the company percentage factor at any percentage at or above 100%. Under the Executive Annual Plan, each named executive officer’s individual percentage factor could range from 0% to 100%. For all of our named executive officers other than our chief executive officer, the individual percentage factor is determined by our chief executive officer based upon our chief executive officer’s subjective determination of the participant’s overall performance, taking into account such factors and goals assigned to the participant during the plan year. For purposes of determining the individual factor of our chief executive officer under the Executive Annual Plan, the compensation committee makes a subjective determination of the chief executive officer’s overall performance during the plan year, provided that in the event the compensation committee established the company’s percentage factor at or above 100%, the our chief executive officer’s individual percentage factor shall be 100%.

For the 2007 plan year, the target bonus percentage for our executive officers, as defined in the Executive Annual Plan, excluding our chief executive officer, is 40%, and our target bonus percentage for our chief executive officer is 50%. The Administrator has not yet determined the maximum bonus percentage for the chief executive officer or our other executive officers for 2007.

Executive Multi-Year Cash Bonus Award Plan

The purpose of our Executive Multi-Year Cash Bonus Award Plan, or Multi-Year Plan, is to provide our executive officers with additional incentives to deliver exceptional financial and operational results in each three-year plan period. If adopted by our board of directors, the Multi-Year Plan will become effective on January 1, 2008.

Administration.    The Multi-Year Plan is administered by our board of directors or a committee designated by the board, which shall be referred to as the Administrator. The Administrator has the right to construe the Multi-Year Plan, and to determine any factual or legal question arising in connection with the operation of the Multi-Year Plan. In addition, the Administrator has the unilateral right to amend, suspend, modify or terminate the Multi-Year Plan at any time with respect to all or some executives and with respect to any unpaid bonuses that are or could have become payable, whether for the current or future years.

Eligibility.    Any of our executive officers may participate in the Multi-Year Plan if the Administrator so determines pursuant to guidelines in the plan. In addition, the Administrator may select other officers and key employees to participate in the Multi-Year Plan. However, unless the Administrator determines in writing for a particular plan period, an executive officer or other employee may not participate in the Multi-Year Plan if he or she is normally scheduled to work an average of less than 40 hours per week or if the executive or other employee is not employed by us for the last eighteen months of the three-year plan period. In addition, the Multi-Year Plan does not cover any executive or other employee who is covered by another cash bonus arrangement or non-equity variable compensation plan with us during the applicable plan period other than a severance plan or agreement with us or our Executive Annual Plan.

Bonus Amounts and Payments.    We pay bonuses for plan period under the Multi-Year Plan if and only if the Administrator has approved written resolutions that either establish the terms and conditions relating to the payment of bonuses that will apply for the plan period, or otherwise approve the payment of bonuses. Plan periods are series of three-year periods commencing on January 1, 2008. The first plan period under the Multi-Year Plan will begin on January 1, 2008 and end on December 31, 2010, inclusive. Our executives are entitled to bonuses only if they are still employed by us when we actually pay bonuses.

Under the Multi-Year Plan, our executives are eligible to receive a cash bonus at the end of an applicable three-year bonus period based on our achievement of certain financial and other performance targets established by the compensation committee, as well as other quantitative and qualitative factors established by our chief executive officer for the other named executive officers. Pursuant to the terms of the Multi-Year Plan, the bonus award for each named executive officer is calculated based upon the product of (A) three times the named executive officer’s average salary over the three-year plan period, multiplied by (B) (i) the multi-year performance bonus percentage factor assigned to the job classification level of the named executive officer, (ii) the company’s percentage factor assigned by the compensation committee based upon the attainment of financial and other performance measures established by the compensation committee during the first three months of the plan period and (iii) the named executive officer’s individual percentage factor assigned by the chief executive officer for the named executive officers and in the case of the chief executive officer, assigned by the compensation committee. Amounts payable under the Multi-Year Plan are pro rated based on the number of full weeks during the plan period in which the participant is employed with us.

For purposes of the company percentage factor, in the event the compensation committee determines that we achieve (i) less than 100% of the financial and other performance measures for the plan period, it has the discretion to set the company percentage factor at any percentage, including zero; (ii) 100% of the financial and other performance measures for the plan period, the company percentage factor shall automatically be set at 100%; and (iii) more than 100% of the financial and other performance measures for the plan period, it has the discretion to set the company percentage factor at any percentage at or above 100%. Under the Multi-Year Plan, each named executive officer’s individual percentage factor could range from 0% to 100%. For all of our named executive officers other than our chief executive officer, the individual percentage factor is determined by our chief executive officer based upon our chief executive officer’s subjective determination of the participant’s overall performance, taking into account such factors and goals assigned to the participant during the plan period. For purposes of determining the individual factor of our chief executive officer under the Multi-Year Plan, the compensation committee makes a subjective determination of the chief executive officer’s overall performance during the plan period, provided that in the event the compensation committee establishes the company’s percentage factor at or above 100%, then our chief executive officer’s individual percentage factor shall be 100%.

For the 2008 to 2010 plan period, the multi-year performance bonus percentage for our executive officers, as defined in the Multi-Year Plan, excluding our chief executive officer, has been currently set at 40%, and the multi-year performance bonus percentage for our chief executive officer has been currently set at 50%.

Employee Benefit Plans

Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan

Our Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or 1996 Plan, was initially adopted by our board of directors and approved by our stockholders in May 1996, and was amended and restated by our board of directors and approved by our stockholders in August 1999. The 1996 Plan terminated automatically on May 4, 2006 and we cannot grant any additional awards thereunder. However, options outstanding under the 1996 Plan as of the completion of this offering will continue to be governed by their existing terms under the 1996 Plan.

Awards.    The 1996 Plan provides for the grant of the following:

•	incentive stock options, or ISOs, as defined under the Code, which may be granted solely to our employees, including officers and employee directors;

•	nonstatutory stock options, or NSOs, which may be granted to our directors, consultants or employees, including officers; and

•	stock purchase rights, which may be granted to our directors, consultants or employees, including officers.

Share Reserve.    As of June 30, 2007, options to purchase an aggregate of 2,941,545 shares of our common stock were outstanding and no options were available for future grant under the 1996 Plan. Shares issued under the 1996 Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Authority to control and manage the operation and administration of the 1996 Plan is vested with the board of directors, which may delegate some or all of such responsibilities to a committee. The board of directors shall be referred to as, or with respect to any matter as to which responsibility has been delegated to a committee, the committee shall be referred to as, the Administrator. Subject to the terms of the 1996 Plan, the Administrator has the power to determine, among other things, the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right, the designation of stock options as ISOs or NSOs, the number of shares issuable under each option or stock purchase right, the exercisability of each option or stock purchase right, and the form of consideration payable upon the exercise of each option or stock purchase right. The Administrator has the authority to amend, suspend or terminate the 1996 Plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 1996 Plan. During any calendar year, each optionee may be granted options to purchase a maximum of 1,500,000 shares.

Stock Options.    Stock options are granted under the 1996 Plan pursuant to a stock option agreement. The exercise price of all ISOs granted under the 1996 Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of NSOs granted under the 1996 Plan is determined by the Administrator, but in no event may be less than 85% of fair market value. For NSOs intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to ISOs that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. Stock options vest at the rate specified in the stock option agreement, as determined by the Administrator.

In general, the term of all other options granted under the 1996 Plan may not exceed ten years. If a participant’s service relationship with us, or any affiliate of ours, terminates due to disability or death, the participant, or his or her beneficiary, may exercise any vested options during the one-year period immediately following termination of service, unless such options expire prior to such time. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options during the three-month period immediately following the termination of service, unless such options expire prior to such time.

Applicable forms of consideration for the exercise of options granted under the 1996 Plan will be determined by the Administrator and may include cash or common stock previously owned by the optionee that have been held by the participant for at least six months, or payment through delivery of a promissory note, cancellation of indebtedness, a deferred payment arrangement, a broker-assisted exercise or other legal consideration or arrangements approved by the Administrator.

Options granted under our 1996 Plan are generally not transferable by the optionee, other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee.

Stock Purchase Rights.    The purchase price of stock purchase rights granted under the 1996 Plan is determined by the Administrator, but in no event may be less than 85% of fair market value unless the person to whom the stock purchase right is granted is a 10% stockholder on the date of grant, in which case the purchase price shall be not less than 100% of the fair market value. Stock shall vest at the rate specified in the stock purchase agreement, as determined by the Administrator. The stock purchase agreement may provide, at the discretion of the Administrator, that following termination of a participant’s employment with us for any reason, including death or disability, we shall have the right to repurchase any shares of restricted stock issued to a participant pursuant to a stock purchase right. The purchase price for shares repurchased under the restricted stock purchase agreement must be the original price paid by the participant for shares which have not vested and at fair market value for shares which have vested.

Change in Control.    Under the 1996 Plan, in the event of a change in control of us, the unvested shares subject to outstanding options or repurchase rights will become fully vested and the Administrator may further:

•

provide for the purchase of each outstanding option or stock purchase right for an amount of cash or other property that could have been received upon the exercise of the option or stock purchase right as if they had been exercisable;

•	adjust the terms of the options and stock purchase rights in a manner determined by the Administrator to reflect the merger or sale of assets causing the change in control;

•	cause the options and stock purchase rights to be assumed by, or substituted with comparable rights by the successor corporation; or

•	make such other provisions as the Administrator may consider equitable.

If the Administrator does not take any of the foregoing actions, all options and stock purchase rights shall terminate upon the change in control, and the Administrator must provide written notice of the proposed transaction to be given to all participants not less than 15 days prior to the effective date of the transaction.

Registration Statements on Form S-8.    We intend to file one or more registration statements on Form S-8 under the Securities Act following the completion of this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 1996 Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan

Our 2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or 2004 Plan, was initially adopted by our board of directors and approved by our stockholders in April 2004. The 2004 Plan was most recently amended by our board of directors in November 2006 and we expect this amendment to be approved by our stockholders prior to the completion of this offering. Unless terminated sooner, the 2004 Plan will terminate automatically in April 2014.

Upon the effectiveness of our 2007 Stock Incentive Plan, or 2007 Plan, in connection with this offering, no further option grants will be made under our 2004 Plan and all of the options available for future grant under our 2004 Plan will automatically become reserved for awards issuable under our 2007 Plan. However, options outstanding under the 2004 Plan as of the completion of this offering will continue to be governed by their existing terms.

Awards.    The 2004 Plan provides for the grant of the following:

•	ISOs, which may be granted solely to our employees, including officers and employee directors;

•	NSOs, which may be granted to our directors, consultants or employees, including officers; and

•	stock purchase rights, which may be granted to our directors, consultants or employees, including officers.

Share Reserve.    As of June 30, 2007, an aggregate of 7,863,672 shares of our common stock were reserved for issuance under the 2004 Plan, comprised of options to purchase an aggregate of 5,202,030 shares of common stock outstanding and options to purchase an aggregate of 2,661,642 shares of common stock available for future grant. Shares issued under the 2004 Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. Any options that are available for future grant under our 2004 Plan as of the effectiveness of our 2007 Plan will automatically be added to the share reserve of the 2007 Plan and will no longer be available for grant under the 2004 Plan. See “—2007 Stock Incentive Plan” below.

Administration.    Authority to control and manage the operation and administration of the 2004 Plan is vested with the board of directors which may delegate some or all of such responsibilities to a committee. The board of directors shall be referred to as, or with respect to any matter as to which responsibility has been delegated to a committee, the committee shall be referred to as the Administrator. Subject to the terms of the 2004 Plan, the Administrator has the power to determine, among other things, the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right, the designation of stock options as ISOs or NSOs, the number of shares issuable under each option or stock purchase right, the exercisability of each option or stock purchase right, and the form of consideration payable upon the exercise of each option or stock purchase right. The Administrator has the authority to amend, suspend or terminate the 2004 Plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2004 Plan. During any calendar year, each optionee may be granted options to purchase a maximum of 500,000 shares under the 2004 Plan.

Stock Options.    Stock options are granted under the 2004 Plan pursuant to a stock option agreement. The exercise price of all ISOs granted under the 2004 Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of NSOs granted under the 2004 Plan is determined by the Administrator, but in no event may be less than 85% of fair market value. For NSOs intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to ISOs that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. Stock options vest at the rate determined by the Administrator, provided that at least 20% of the shares subject to any option shall become exercisable each year over a five-year period. At the discretion of the Administrator, the stock option agreement may provide that for 90 days following termination of a participant’s employment with us or one of our subsidiaries, we will have the right to repurchase, at the fair market value of our common stock, any shares issued to a participant pursuant to the exercise of an option.

In general, the term of all other options granted under the 2004 Plan may not exceed ten years. If a participant’s service relationship with us, or any affiliate of ours, terminates due to disability or death, the participant, or his or her beneficiary, may exercise any vested options during the one-year period immediately following termination of service, unless such options expire prior to such time. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options during the 45-day period immediately following the termination of service, unless such options expire prior to such time. In the event a participant’s service relationship with us, or any affiliate of ours, terminates other than due to disability or death, we have the right to repurchase from the participant any shares of common stock issued to the participant under the 2004 Plan at a purchase price equal to the fair market value of our common stock as of the date the participant’s service terminated. The repurchase right may be exercised at any time during the 90-day period following the date of the participant’s termination.

Applicable forms of consideration for the exercise of options granted under the 2004 Plan will be determined by the Administrator and may include cash or common stock previously owned by the optionee that have been held by the participant for at least six months, or payment through a deferred payment arrangement, a broker-assisted exercise or other legal consideration or arrangements approved by the Administrator.

Options granted under our 2004 Plan are generally not transferable by the optionee, other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee.

Stock Purchase Rights.    The purchase price of stock purchase rights granted under the 2004 Plan is determined by the Administrator, but in no event may be less than 85% of fair market value unless the person to whom the stock purchase right is granted is a 10% stockholder on the date of grant, in which case the purchase price shall be not less than 100% of the fair market value. Stock shall vest at the rate determined by the Administrator, provided that at least 20% of the shares subject to any stock purchase right shall become exercisable each year over a five-year period. The stock purchase agreement may provide, at the discretion of the Administrator, that for 90 days following termination of a participant’s employment with us for any reason, including death or disability, we shall have the right to repurchase at the fair market value, any shares issued to a participant pursuant to the exercise of an option. We have not granted any stock purchase rights under the 2004 Plan.

Change in Control.    Under the 2004 Plan and the forms of NSO and ISO agreements, in the event of a change in control of us:

•

in which the acquiror neither assumes the options outstanding under the 2004 Plan nor issues the 2004 Plan participants substitute stock options under the acquiror’s equity plan in exchange for the 2004 Plan stock options, then 50% of the unvested options outstanding under the 2004 Plan shall automatically become fully vested as of prior to the consummation of the change in control. The 2004 Plan participants would be entitled to exercise their vested options at any time prior to the change in control and all options outstanding under the 2004 Plan that are not exercised prior to the change in control would automatically terminate.

•

in which the acquiror elects to assume the options outstanding under the 2004 Plan, each plan participant’s options would continue to be governed by the terms of the 2004 Plan and his or her 2004 Plan option agreements. If, following the change in control, the participant remains employed with us or one of our subsidiaries, or the participant becomes an employee of the acquiror (or one of its affiliates), then 50% of the participant’s unvested options outstanding under the 2004 Plan shall automatically become fully vested in the event either the participant is terminated from employment without “cause” or the participant terminates his or her employment due to a “material negative change in job position.”

•	in which the acquiror elects to issue the 2004 Plan participants substitute options under the acquiror’s equity plan in exchange for terminating the participant’s 2004 Plan stock options,

the substitute options would be governed by the terms of the acquiror’s equity plan and accompanying form of option agreement. If, following the change in control, the participant remains employed with us or one of our subsidiaries, or the participant becomes an employee of the acquiror (or one of its affiliates), then 50% of the participant’s unvested options outstanding under the 2004 Plan shall automatically become fully vested in the event either the participant is terminated from employment without “cause” or the participant terminates his or her employment due to a “material negative change in job position.”

Under the 2004 Plan, a change in control generally includes:

•	an acquisition of 80% or more of our outstanding stock by any person or group;

•	a merger or consolidation of us after which our own stockholders as of immediately prior to the merger or consolidation own 20% or less of the surviving entity;

•	a sale of all or substantially all of our assets; or

•	a complete liquidation or dissolution of Masimo.

For purposes of the 2004 Plan, “cause” means the participant’s conviction of a felony, an act of material dishonesty or fraud by the participant against us or our stockholders, or the participant’s willful breach of any duty owed by the participant to us or our subsidiaries and “material negative change in job position” means a reduction in the participant’s base compensation or a substantial diminution in the participant’s duties and responsibilities.

Registration Statements on Form S-8.    We intend to file one or more registration statements on Form S-8 under the Securities Act following the completion of this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 2004 Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

2007 Stock Incentive Plan

Our board of directors adopted our 2007 Stock Incentive Plan, or 2007 Plan, in November 2006. The 2007 Plan was approved by our stockholders in June 2007 and will become effective in connection with this offering. The 2007 Plan will terminate ten years from the date of this offering, unless our board of directors terminates it earlier. Upon the effectiveness of our 2007 Plan, no further equity awards will be made under our 2004 Plan. However, any options outstanding under our 2004 Plan will continue to be governed by their existing terms.

Awards.    The 2007 Plan provides for the grant of the following awards:

•	ISOs, which may be granted solely to our employees, including our executive officers; and

•

NSOs, stock appreciation rights, restricted stock awards, unrestricted stock awards, restricted stock unit awards and performance awards, which may be granted to our directors, consultants or employees, including our executive officers.

Purpose. The purpose of our 2007 Plan is to encourage and enable our directors, consultants and employees, including our executive officers, to acquire or increase their holdings of common stock and other interests in us in order to promote a closer identification of their interests with those of us and our stockholders, thereby further stimulating their efforts to enhance our efficiency, soundness, profitability, growth and stockholder value.

Administration.    The 2007 Plan will be administered by the compensation committee of our board of directors, provided that our board of directors may act in lieu of the compensation committee on any matter. In this discussion, we refer to our board of directors and the compensation committee collectively as the Administrator. Subject to the terms and conditions of the 2007 Plan, the Administrator is authorized to select participants, determine the type and number of awards to be granted and the number of shares to which awards will relate or the amount of a performance award, specify dates at which awards will be exercisable or settled, including performance conditions that may be required as a condition thereof, set other terms and conditions of such awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the 2007 Plan, and make all other determinations that may be necessary or advisable for the administration of the 2007 Plan. Acceptable forms of consideration for the purchase of our common stock issued under the 2007 Plan will be determined by the administrator and may include cash, common stock previously owned by the participant, payment through a broker-assisted exercise or any combination of the foregoing. In addition, the Administrator may delegate its authority under the 2007 Plan to the extent permitted by the Delaware General Corporation Law, except delegation is limited where necessary to meet requirements under Rule 16(b)-3 under the Exchange Act, or Section 162(m) of the Code. Neither we nor the Administrator may reprice any stock option or stock appreciation right granted under the 2007 Plan without first obtaining the approval of our stockholders.

Share Reserve.    Our 2007 Plan authorizes an aggregate of 3,000,000 shares of our common stock, plus the number of shares of our common stock available for issuance under our 2004 Plan that are not subject to options outstanding as of the effective time of the 2007 Plan. There are no awards currently outstanding under the 2007 Plan. The share reserve under the 2007 Plan will be automatically increased from time to time by the number of shares of our common stock that are issuable pursuant to options outstanding under our 2004 Plan as of the completion of this offering that thereafter would have become available for future grant under the 2004 Plan. In addition, this amount will be automatically increased annually on January 1st of each year beginning in 2008 by 3% of the aggregate number of shares of our common stock outstanding on December 31st of the immediately preceding year. Shares of our common stock subject to options and other stock awards that have expired or otherwise terminate under the 2007 Plan without having been exercised in full will again become available for grant under the 2007 Plan. Shares of our common stock issued under the 2007 Plan may include previously unissued shares or reacquired shares bought on the market or otherwise. If any shares of our common stock subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a net exercise, then the number of shares that are not delivered to participants shall again become available for grant under the 2007 Plan. In addition, if the exercise of any stock award is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall become available for grant under the 2007 Plan. The maximum number of stock options and stock appreciation rights that may be issued to a single participant in any calendar year under our 2007 Plan is 3,000,000 shares.

Stock Options.    Stock options will be granted pursuant to stock option agreements. The exercise price for stock options cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Plan will vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise of NSOs prior to vesting. Unvested shares of our common stock issued in connection with an early exercise may be repurchased by us upon termination of the participant’s service. In general, the term of stock options granted under the 2007 Plan may not exceed ten years. Unless the terms of a participant’s stock option agreement provide for earlier or later termination, if a participant’s service relationship with us, or any affiliate of ours, ceases for any reason other than for cause, disability or death, the participant may exercise any vested options for up to 90 days after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. If a participant’s service relationship with us, or any affiliate of ours, ceases due to disability, the participant may exercise any vested options for up to one year after the date the service relationship ends. If a participant’s service relationship with us, or any affiliate of ours, ceases due to death, or the participant dies within 30 days following the date the service relationship ends other than for cause, the participant’s beneficiary may exercise any vested options for up to one year following the date of death. If a participant’s relationship with us, or any affiliate of ours, ceases due to termination for cause, the option will terminate at the time the participant’s relationship with us, or an affiliate of ours, terminates. In no event may an option be exercised after its expiration date.

Incentive stock options may be granted only to our employees, including executive officers. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our equity plans may not exceed $100,000. The options or portions of options that exceed this limit are automatically treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of us or any affiliate of ours unless the following conditions are satisfied:

•	the option exercise price is at least 110% of the fair market value of our common stock on the date of grant; and

•	the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights.    Stock appreciation rights will be granted through a stock appreciation rights agreement. Each stock appreciation right is denominated in common stock equivalents. The exercise price of each stock appreciation right will be determined by the Administrator at the time of grant and will not be less than 100% of the fair market value of the common stock underlying the right. In general, the term of a stock appreciation right may not exceed ten years. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of (i) the aggregate fair market value of our common stock on the date of exercise, over (ii) the aggregate exercise price determined by the Administrator on the date of grant. Stock appreciation rights will be paid either in cash, in shares of our common stock or partly in cash and partly in shares. Unless otherwise provided in a stock appreciation rights agreement, all stock appreciation rights will be settled in shares of our common stock, with cash paid for fractional shares. The administrator may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. A recipient’s stock appreciation rights agreement shall specify the terms upon which the recipient may exercise a stock appreciation right in the event the recipient’s relationship with us, or any affiliate of ours, ceases for any reason. Absent this disclosure, a stock appreciation right shall be governed by the same post-termination provisions applicable to options granted under the 2007 Plan, as discussed above. Stock appreciation rights carry no voting or dividend rights or other rights associated with stock ownership.

Restricted and Unrestricted Stock Awards.    Restricted stock awards will be granted pursuant to restricted stock award agreements. A restricted stock award may be issued for nominal or no cost and may be granted in consideration for the recipient’s past or future services performed for us or an affiliate of ours. Participants receiving a restricted stock award generally have all of the rights of a stockholder with respect to such stock including rights to vote the shares and receive dividends. Shares of our common stock acquired under a restricted stock award will be subject to forfeiture to us in accordance with vesting conditions based upon a schedule or performance criteria established by the Administrator. Generally, except as otherwise provided in the applicable restricted stock award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s termination of continuous service with us or an affiliate of ours for any reason. We will return the purchase price for a forfeited restricted stock award only if set forth in the participant’s restricted stock award agreement.

Unrestricted stock awards are similar to restricted stock awards, provided that shares of our common stock acquired under an unrestricted stock award will be fully vested on the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Restricted stock units are denominated in common stock equivalents. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a schedule or performance criteria established by the Administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the stock units have vested. Prior to settlement, restricted stock unit awards carry no voting or dividend rights or other rights associated with stock ownership, but unless otherwise provided in a participant’s restricted stock unit award agreement, dividend equivalents will accrue from the date the award is granted until the date the shares underlying a restricted stock unit are issued. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant’s termination of continuous service with us or an affiliate of ours for any reason.

Performance Awards.    Performance awards may be granted, vest or be exercised based upon the attainment of certain performance goals during a certain period of time. The performance awards may be issued as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code if the grant or vesting of one or more stock awards and the delivery of cash is tied solely to the attainment of certain performance goals during a designated performance period. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained shall be determined by the Administrator. The maximum amount to be received by any individual in any performance period, which shall not be less than one fiscal year, under performance awards issued under the 2007 Plan may not exceed 3,000,000 shares of our common stock and $1,000,000 in cash.

Internal Revenue Code Section 409A Requirements.    Certain awards under the 2007 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, or Section 409A, which imposes certain requirements on compensation that is deemed under Section 409A to involve nonqualified deferred compensation. Among other things, the requirements relate to the timing of elections to defer, the timing of distributions and prohibitions on the acceleration of distributions. Failure to comply with these requirements (or an exception from such requirements) may result in the immediate taxation of all amounts deferred under the nonqualified deferred compensation plan for the taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, the imposition of an additional 20% income tax on the participant for the amounts required to be included in gross income and the possible imposition of penalty interest on the unpaid tax. Generally, Section 409A does not apply to incentive awards that are paid at the time the award vests. Likewise, Section 409A typically does not apply to restricted stock. Section 409A may, however, apply to incentive awards the payment of which is delayed beyond the calendar year in which the award vests. Treasury regulations generally provide that the type of awards provided under the 2007 Plan will not be considered nonqualified deferred compensation. However, to the extent that Section 409A applies to an award issued under the 2007 Plan, the 2007 Plan and all such awards will, to the extent practicable, be construed in accordance with Section 409A. Under the 2007 Plan, the Administrator has the discretion to grant or to unilaterally modify any award issued under the 2007 Plan in a manner that conforms with the requirements of Section 409A with respect to deferred compensation or voids any participant election to the extent it would violate Section 409A. The Administrator also has sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the 2007 Plan and all awards issued under the 2007 Plan.

Transferability of Awards.    Generally, a participant may not transfer an award granted under the 2007 Plan other than by will or the laws of descent and distribution. However, a participant may transfer an NSO pursuant to a domestic relations order. In addition, if provided in an award agreement, NSOs, stock appreciation rights settled in shares, restricted stock awards and performance awards granted under the 2007 Plan may be transferred by instrument to the participant’s immediate family or an inter vivos or testamentary trust or by gift to charitable institutions.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, stock dividend, combination, recapitalization or reclassification, the number of shares reserved under the 2007 Plan and the number of shares and exercise price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Change in Control.    In the event of a change in control of us, the Administrator may take one or more of the following actions without the consent of any 2007 Plan participant or stockholder of ours:

•	arrange for all outstanding stock awards under the 2007 Plan to be assumed, continued or substituted for by any entity surviving the change in control;

•	accelerate in part or in full the vesting provisions of stock awards held by participants;

•	arrange or otherwise provide for the payment of cash or other consideration to participants in exchange for the satisfaction or cancellation of such stock awards; or

•	generally make such other modifications, adjustments or amendments to outstanding awards or the 2007 Plan as the Administrator deems necessary or appropriate.

In the event that an award outstanding under the 2007 Plan is not exercised in full prior to consummation of a change in control in which the award is not being assumed or substituted for, the award shall automatically terminate as of immediately prior to the consummation of the transaction. In addition, the 2007 Plan provides that in the event a participant is involuntarily terminated in connection with, or within 12 months after, a change in control of us, each of the participant’s stock awards outstanding under the 2007 Plan that are assumed, continued or substituted for by a surviving entity in connection with the change in control will become fully vested.

Involuntary termination includes (i) a discharge without cause or (ii) voluntary resignation by the participant within 60 days following a material reduction in the participant’s job responsibilities, an involuntarily relocation of participant’s work site to a location more than 50 miles from the participant’s work site as of immediately prior to the change in control or a material reduction in the participant’s total compensation other than as part of a reduction by the same percentage amount of the compensation of all other similarly-situated employees. A change in control generally includes:

•	a merger or consolidation of us after which our own stockholders as of immediately prior to the merger or consolidation own 50% or less of the surviving entity;

•	a sale of all or substantially all of our assets;

•	a complete liquidation or dissolution of us; or

•	an acquisition of 50% or more of our outstanding stock by any person or group.

Plan Amendments.    Our board of directors will have the authority to amend or terminate the 2007 Plan. However, no amendment or termination of the plan will adversely affect any rights under outstanding awards unless agreed to in writing by the affected participant. We will obtain stockholder approval of any amendments to the 2007 Plan as required by applicable law.

Registration Statements on Form S-8.    We intend to file one or more registration statements on Form S-8 under the Securities Act following the completion of this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 2007 Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Equity Award Grant Compensation Policy

In May 2007, our board of directors adopted our CEO and Executive Officer Equity Award Compensation Policy, or Award Grant Compensation Policy. Under the Award Grant Compensation

Policy, our chief executive officer and other executive officers designated by the compensation committee are eligible to receive an annual non-qualified stock option grant commencing upon such time that the executive officer first becomes vested as to at least 80% of their initial stock option grant. Once eligible, our chief executive officer receives an annual option grant to purchase an aggregate of 300,000 shares of common stock and our other executive officers each receive an annual option grant to purchase the number of shares of common stock approved by our compensation committee at the time of grant. All options granted under the Award Grant Compensation Policy will have an exercise price equal to the fair market value of our common stock on the date of grant and vest at rate of 20% per year. As of the effective date of the Award Grant Compensation Policy, Messrs. Kiani, Ali, Kilpatrick and Langdale were eligible to receive an annual option grant under the policy and received grants of stock options pursuant to the policy. See “—Components of our Compensation Approach—Equity Based Incentives” above.

2007 Severance Protection Plan

Prior to the completion of this offering, we expect our board of directors to adopt the 2007 Severance Protection Plan, or Severance Plan, which will cover our named executive officers. The purpose of our Severance Plan is to treat employees who are terminated in fair and compassionate manner by mitigating the adverse financial effects of such termination. The compensation committee has offered to Messrs. de Raad, Langdale, Al-Ali, Lee and Kilpatrick the opportunity to participate in the Severance Plan and we anticipate that each of these named executive officers will elect to participate.

Administration.    The Severance Plan is administered by the compensation committee or such other committee designated by the board, which shall be referred to as the Administrator. Subject to the terms of the Severance Plan, the Administrator has broad authority necessary for the general administration and management of the Severance Plan, including the discretion to select persons who shall be eligible to participate in the Severance Plan, the discretion to interpret, construe and apply the provisions of the Severance Plan and the participation agreements discussed below, and to determine all questions relating to eligibility for benefits under the Severance Plan. The Administrator may terminate the Severance Plan prospectively.

Eligibility.    The Severance Plan requires that our employees execute a participation agreement as condition to participating in the plan. The Severance Plan also gives the Administrator the discretion to change any of the terms and conditions that must be satisfied for severance benefits in a participant’s participation agreement. Unless otherwise provided in a participation agreement or otherwise determined by the sponsor, as a condition to receiving any benefits under the Severance Plan, an executive must:

•	have been employed with us for at least three years;

•	execute a non-disparagement agreement in favor of us;

•	execute a general release of claims or a mutual release of claims, as applicable, based upon the nature of the severance benefits received by the executive under the Severance Plan;

•	execute an intellectual property non-disclosure agreement;

•	execute an agreement not to become an employee of a competitor of ours during the period under which the executive is receiving benefits under the Severance Plan; and

•

waive any and all rights, benefits, and privileges to severance benefits that the participant might otherwise be entitled to receive under any other oral or written plan, employment agreement or arrangement with us.

Severance Benefits.    Pursuant to its terms, a participant may be entitled to either basic severance benefits or change in control severance benefits. A participant must incur a covered termination, as defined in the

Severance Plan, to be eligible for basic severance benefits and change in control severance benefits. Under the Severance Plan, a covered termination means that a participant resigns from employment for good reason, as defined in the Severance Plan, following a change in our control, or the participant’s employment with us is involuntarily terminated without cause, as defined in the Severance Plan, at any time. For change in control severance benefits, the participant must incur the covered termination within a protected period that begins on the effective date of change in control and ends 36 months after we undergo a change in control, as that term is used in the Severance Plan.

Participants who become eligible for the basic severance benefits receive one year salary payable in monthly installments, 12 months of welfare benefits paid by us and the right to purchase life insurance coverage for 12 months following the covered termination. Notwithstanding the foregoing, if the participant commences new employment during the time that he is receiving any part of the basic severance benefit, any income or benefit that the participant receives from such new employment will offset and reduce (on a dollar-for-dollar basis) the basic severance benefits payable from the date the participant’s new employment commences.

Participants who are eligible for change in control severance benefits specifically because their jobs were not offered to them on the date of the change in control receive change in control severance benefits equal to the sum of one year salary and one times the average bonus over the three-year period prior to the covered termination in a lump sum cash payment. In addition, such participants will receive 12 months of welfare benefits paid by us and the right to purchase life insurance coverage for 12 months following the covered termination. On the other hand, participants who are eligible for change in control severance benefits for any other reason receive change in control severance benefits equal to the sum of two years salary and one times the average bonus over the three-year period prior to the covered termination in a lump sum cash payment. Such participants will also receive 12 months of welfare benefits paid by us and life insurance coverage for 12 months following the covered termination. In addition, 50% of all outstanding and unvested options or other equity-based awards held by a participant as of a change in control shall become fully vested and any remaining outstanding and unvested options or other equity-based awards held by a participant shall become fully vested in the event the participant becomes eligible for change in control severance benefits under the Severance Plan.

Potential Payments upon Termination or Change in Control

The tables below estimate amounts of (i) salary and benefits payable and (ii) the acceleration of options outstanding for each of our named executive officers, in each case assuming that a termination or change in control occurred on June 30, 2007. There was no public market for our common stock on June 30, 2007. Accordingly, we have estimated the market value of the stock options in the tables below based on an assumed initial public offering price of $17.00 per share, the midpoint of the range listed on the cover page of this prospectus. The following tables assume that Mr. Kiani’s severance benefits are derived from his employment agreement with us and that each of our other named executive officers will elect to participate in the Severance Plan described above. See also “—Employment Contracts” and “—Employee Benefit Plans.”

Joe E. Kiani

Executive Benefits and Payments Upon Termination	Termination by Us Without Cause	Termination by Mr. Kiani for Good Reason	Termination for Death or Disability
Base Salary	$1,320,000	$1,320,000	$990,000
Continuation of Benefits(1)	43,026	43,026	43,026

(1)	Comprised of the continuation of standard employee benefits, including health and dental insurance, for 36 months.

Acceleration of Vesting of Options upon Change in Control	Change in Control in Which Options are Assumed by Acquiror	Change in Control in Which Options are Not Assumed by Acquiror	Upon Termination
Number of Option Shares Accelerated	—	150,000	—
Value of Option Shares Accelerated	$—	$2,550,000	$—

Mark P. de Raad

	Executive Benefits and Payments Upon Termination
	Termination by Mr. de Raad for Good Reason		Termination by Us Without Cause
	Within 3 Years After Change in Control	More than 3 Years After Change in Control	Prior to a Change in Control or More than 3 Years After Change in Control	Within 3 Years After Change in Control for Failure to Receive Job Offer	Within 3 Years After Change in Control for All Other Reasons
Base Salary	$637,597	$291,500	$291,500	$346,097	$637,597
Continuation of Benefits	$5,376	$5,376	$5,376	$5,376	$5,376
Number of Option Shares Accelerated	216,000	—	—	216,000	216,000
Value of Option Shares Accelerated	$3,672,000	—	—	$3,672,000	$3,672,000

Acceleration of Vesting of Options upon Change in Control
Change in Control in Which Options are Assumed by Acquiror		Change in Control in Which Options are Not Assumed by Acquiror
Number of Option Shares Accelerated	Value of Option Shares Accelerated	Number of Option Shares Accelerated	Value of Option Shares Accelerated
—	$—	108,000	$1,836,000

Bradley Langdale

	Executive Benefits and Payments Upon Termination
	Termination by Mr. Langdale for Good Reason		Termination by Us Without Cause
	Within 3 Years After Change in Control	More than 3 Years After Change in Control	Prior to a Change in Control or More than 3 Years After Change in Control	Within 3 Years After Change in Control for Failure to Receive Job Offer	Within 3 Years After Change in Control for All Other Reasons
Base Salary	$683,115	$292,556	$292,556	$390,559	$683,115
Continuation of Benefits	$5,316	$5,316	$5,316	$5,316	$5,316
Number of Option Shares Accelerated	117,750	—	—	117,750	117,750
Value of Option Shares Accelerated	$2,001,750	—	—	$2,001,750	$2,001,750

Acceleration of Vesting of Options upon Change in Control
Change in Control in Which Options are Assumed by Acquiror		Change in Control in Which Options are Not Assumed by Acquiror
Number of Option Shares Accelerated	Value of Option Shares Accelerated	Number of Option Shares Accelerated	Value of Option Shares Accelerated
10,920	$185,640	64,335	$1,093,695

Ammar Al-Ali

	Executive Benefits and Payments Upon Termination
	Termination by Mr. Al-Ali for Good Reason		Termination by Us Without Cause
	Within 3 Years After Change in Control	More than 3 Years After Change in Control	Prior to a Change in Control or More than 3 Years After Change in Control	Within 3 Years After Change in Control for Failure to Receive Job Offer	Within 3 Years After Change in Control for All Other Reasons
Base Salary	$731,808	$312,438	$312,438	$419,370	$731,808
Continuation of Benefits	$5,316	$5,316	$5,316	$5,316	$5,316
Number of Option Shares Accelerated	134,640	—	—	134,640	134,640
Value of Option Shares Accelerated	$2,288,880	—	—	$2,288,880	$2,288,880

Acceleration of Vesting of Options upon Change in Control
Change in Control in Which Options are Assumed by Acquiror		Change in Control in Which Options are Not Assumed by Acquiror
Number of Option Shares Accelerated	Value of Option Shares Accelerated	Number of Option Shares Accelerated	Value of Option Shares Accelerated
8,700	$147,900	71,670	$1,218,390

Yongsam Lee

	Executive Benefits and Payments Upon Termination
	Termination by Mr. Lee for Good Reason		Termination by Us Without Cause
	Within 3 Years After Change in Control	More than 3 Years After Change in Control	Prior to a Change in Control or More than 3 Years After Change in Control	Within 3 Years After Change in Control for Failure to Receive Job Offer	Within 3 Years After Change in Control for All Other Reasons
Base Salary	$688,711	$292,556	$292,556	$396,155	$688,711
Continuation of Benefits	$5,280	$5,280	$5,280	$5,280	$5,280
Number of Option Shares Accelerated	101,460	—	—	101,460	101,460
Value of Option Shares Accelerated	$1,724,820	—	—	$1,724,820	$1,724,820

Acceleration of Vesting of Options upon Change in Control
Change in Control in Which Options are Assumed by Acquiror		Change in Control in Which Options are Not Assumed by Acquiror
Number of Option Shares Accelerated	Value of Option Shares Accelerated	Number of Option Shares Accelerated	Value of Option Shares Accelerated
29,460	$500,820	65,460	$1,112,820

Christopher Kilpatrick

	Executive Benefits and Payments Upon Termination
	Termination by Mr. Kilpatrick for Good Reason		Termination by Us Without Cause
	Within 3 Years After Change in Control	More than 3 Years After Change in Control	Prior to a Change in Control or More than 3 Years After Change in Control	Within 3 Years After Change in Control for Failure to Receive Job Offer	Within 3 Years After Change in Control for All Other Reasons
Base Salary	$676,813	$292,556	$292,556	$384,257	$676,813
Continuation of Benefits	$5,280	$5,280	$5,280	$5,280	$5,280
Number of Option Shares Accelerated	78,300	—	—	78,300	78,300
Value of Option Shares Accelerated	$1,331,100	—	—	$1,331,100	$1,331,100

Acceleration of Vesting of Options upon Change in Control
Change in Control in Which Options are Assumed by Acquiror		Change in Control in Which Options are Not Assumed by Acquiror
Number of Option Shares Accelerated	Value of Option Shares Accelerated	Number of Option Shares Accelerated	Value of Option Shares Accelerated
48,300	$821,100	63,300	$1,076,100

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Participants may elect to defer a percentage of their eligible pretax earnings each year up to the maximum contribution permitted by the Code. Each participant’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan permits us to make matching contributions if we choose and we have historically provided matching contributions of up to three percent. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to participants until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Loans to Directors and Executive Officers

In January 2006, we made loans to certain of our directors, executive officers and other employees in connection with their exercise of stock options. Each loan was evidenced by a promissory note and secured by shares our common stock acquired in connection with the loan. All of the loans were repaid in full with interest in March 2006. See “Certain Relationships and Related Party Transactions—Loans to Directors and Executive Officers.”

Non-Employee Director Compensation

We have adopted a non-employee director compensation policy. Under this policy, our audit committee chairperson receives an annual cash retainer of $40,000, payable on a quarterly basis in arrears. No other non-employee director is entitled to receive any cash compensation for their service on our board of directors or any committee thereof. However, our non-employee directors are entitled to reimbursement for their reasonable expenses incurred in connection with attending meetings of our board of directors and committees thereof and performing their functions and duties as directors.

Our board of directors has adopted the following policy with respect to granting stock options to non-employee directors. Our audit committee chairperson received a stock option grant for 150,000 shares of common stock, which vests at a rate of 20% per year. Upon first becoming a member of our board of directors, each non-employee director other than our audit committee chairperson shall receive either (a) an option to purchase 150,000 shares of our common stock that vests at a rate of 20% per year, with the first 20% vesting upon completion of the first year of service, or (b) an option to purchase 30,000 shares of our common stock that fully vest upon completion of the first year of service. Our compensation committee will determine which of the two awards will be made. Upon the full vesting of the previous option award to our audit committee chairperson and other outside directors, our compensation committee will provide additional annual option grants to our non-employee directors of 30,000 shares that vest fully one year from the date of grant.

Through June 30, 2007, we granted to our current non-employee directors options to purchase an aggregate of 1,185,000 shares of common stock under our Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, and our 2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or 2004 Plan. All awards made to our non-employee directors after the completion of this offering will be made under our 2007 Stock Incentive Plan. For a more detailed description of this plan, see “Compensation—Employee Benefit Plans—2007 Stock Incentive Plan.”

The following table sets forth summary information concerning compensation paid or accrued for services rendered to us in all capacities to the members of our board of directors (other than Mr. Kiani who is a named executive officer) for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash	Option Awards(1)$	All Other Compensation		Total
Steven J. Barker, M.D., Ph.D.	$—	$31,906	$—		$31,906
Edward L. Cahill	—	31,906	—		31,906
Robert Coleman, Ph.D.	—	31,906	10,255	(2)	42,161
Mohamed Diab(3)	—	—	414,652	(4)	414,652
Sanford Fitch	6,667	24,115	—		30,782
Jack Lasersohn	—	31,906	—		31,906
Thomas Weatherford(5)	—	—	—		—

(1)

The value reported above in the “Option Awards” column is the amount we expensed during 2006 for each director’s option award calculated in accordance with SFAS No. 123(R). All awards were granted under our 2004 Plan. See Note 12 to the Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Represents an incentive trip.
(3)	Mr. Diab is an employee of ours and resigned from our board of directors effective April 2007.
(4)

This amount is comprised of the following compensation earned by Mr. Diab as an employee of ours in 2006: $273,428 in base salary; $113,614 in a cash bonus; $16,404 for incentive trips; and $11,206 in medical insurance premiums. Mr. Diab did not earn any compensation as a director of ours in 2006.

(5)	Mr. Weatherford’s term as a director ended on April 19, 2006.

Limitation of Liability and Indemnification

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for improper payment of dividends or redemptions of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

As permitted by Delaware law, we have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses including attorneys’ fees, witness fees, damages, judgments, fines, settlements and other amounts incurred in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or executive officer as to which indemnification is being sought and we are not aware of any threatened litigation that may result in claims for indemnification by any of our directors or executive officers.

We have an insurance policy covering our directors and executive officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions from January 1, 2004 to the date of the prospectus in which we were or are a party, in which the amount involved in the transaction exceeded or exceeds $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation and employment arrangements that are described under “Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would have been paid or received, as applicable, in arm’s-length transactions.

Stock Issuances

Common Stock

Since January 1, 2004, we issued 6,130,650 shares of common stock upon exercise of stock options by current and former directors and executive officers.

Preferred Stock

We have not issued any preferred stock since January 1, 2004.

Option Grants

Since January 1, 2004, we granted options to purchase an aggregate of 3,334,770 shares of our common stock, with a weighted-average exercise price of $7.76 per share, to our current and former directors and executive officers.

Loans to Directors and Executive Officers

In January, February and March 2006, we made the following loans to certain of our directors and executive officers and one of our former directors in connection with their exercise of stock options:

Name	Total Loan Amount	Shares of Common Stock Pledged as Collateral
Joe E. Kiani	$6,849,965	3,180,540
Ammar Al-Ali	894,710	480,660
Olivier Berthon	186,175	82,950
Edward L. Cahill	354,800	115,200
Robert Coleman, Ph.D.	140,000	30,000
Mohamed Diab	1,182,470	579,570
Rick Fishel	82,500	30,000
Christopher Kilpatrick	424,875	159,900
Bradley Langdale	943,160	531,330
Jack Lasersohn	356,900	120,600
Yongsam Lee	568,700	246,000

Total	$11,984,255	5,556,750

Each loan bore interest at a rate of 4.34% per year, which is equivalent to the adjusted applicable federal short-term rate as of December 2005, and was secured by shares of our common stock acquired upon exercise of the stock options and 50% of the loan amount. Each of the loans was negotiated with interest rates and terms no less favorable to us than we would have received from a third party. The principal and interest accrued on each of the foregoing loans was repaid in full in March 2006.

Fifth Amended and Restated Registration Rights Agreement

In connection with certain of our preferred stock financings, we entered into a registration rights agreement, which was most recently amended in connection with our Series F preferred stock financing in September 1999. Under the agreement, we granted registration rights to some of our stockholders, including the following current affiliates:

•	Private equity funds managed by INVESCO Private Capital, Inc.;

•	Funds managed by Moore Capital Management, LLC;

•	DSV Partners IV Limited Partnership; and

•	Franklin Templeton Group and its affiliates.

See “Description of Capital Stock—Registration Rights.”

Executive Officer Employment Agreements

In December 2005, we entered into an employment agreement with Mr. Berthon. In July 2007, we amended and restated our employment agreement with Mr. Kiani, our Chairman and Chief Executive Officer. See “Compensation—Management Employment Agreements.”

Saba Software, Inc.

Mr. Kiani has been a member of the board of directors of Saba Software, Inc., a publicly-traded software company focused on human capital development and management solutions, since 1997. From January 1, 2004 through June 30, 2007, we paid Saba Software, Inc. approximately $201,000 for various software and services.

Masimo Laboratories, Inc.

We have a Cross-Licensing Agreement with Masimo Labs pursuant to which Masimo Labs paid us an aggregate of $11.2 million in research and development and other service fees through December 31, 2006. As of June 30, 2007, approximately 99.9% of the outstanding capital stock of Masimo Labs was owned by our stockholders. In addition, Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. See “Business—Masimo Laboratories, Inc.”

Indemnification Agreements with Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. See “Compensation—Limitations of Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. In approving or rejecting a proposed related party transaction, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, if applicable, and the impact on a director’s independence. Our audit committee shall approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of our directors, officers and employees are required to report to our audit committee any such related party transaction for approval prior to its completion.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of June 30, 2007, by:

•	each person or group known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Masimo Corporation, 40 Parker, Irvine, California 92618.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 51,316,788 shares of common stock outstanding on June 30, 2007, which assumes the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. The table below assumes that 52,816,788 shares of common stock will be outstanding upon completion of this offering and that the underwriters do not exercise their option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 1,787,494 shares of common stock from us. The selling stockholders will not sell any shares pursuant to the underwriters’ over-allotment option.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of common stock subject to options held by that person that are exercisable within 60 days of June 30, 2007. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned Before Offering		Shares Being Sold in the Offering(1)	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
5% Stockholders:
Private equity funds managed by INVESCO Private Capital, Inc.(2)	4,409,700	8.6%	881,937	3,527,763	6.7%
Funds managed by Moore Capital Management, LLC(3)	2,878,794	5.6	1,439,394	1,439,400	2.7
DSV Partners IV Limited Partnership(4)	2,775,000	5.4	750,000	2,025,000	3.8
Entities affiliated with Franklin Templeton Group(5)	2,727,273	5.3	1,500,000	1,227,273	2.3
Joe E. Kiani(6)	6,398,040	12.5	—	5,648,040	10.7
Mohamed Diab(7)	3,246,570	6.3	—	3,246,570	6.1

Named Executive Officers and Directors:
Joe E. Kiani(6)	6,398,040	12.5	—	5,648,040	10.7
Ammar Al-Ali(8)	525,360	1.0	—	525,360	1.0
Mark P. de Raad(9)	54,000	*	—	54,000	*
Christopher Kilpatrick(10)	367,200	*	—	367,200	*
Bradley Langdale(11)	542,250	1.1	—	542,250	1.0
Yongsam Lee (12)	333,000	*	—	333,000	*
Steven J. Barker, M.D., Ph.D.(13)	30,000	*	—	30,000	*
Edward L. Cahill(14)	1,770,090	3.4	—	1,770,090	3.4
Robert Coleman, Ph.D.(15)	385,200	*	—	385,200	*
Sanford Fitch	—	*	—	—	*
Jack Lasersohn(16)	1,109,799	2.2	—	1,109,799	2.1

All executive officers and directors as a group (16 persons)(17)	11,850,189	23.1	—	11,100,189	21.0

Other Selling Stockholders:
Peter Barnhart	15,000	*	3,000	12,000	*
Boatright Family, L.L.C.(18)	27,273	*	13,500	13,773	*
The Richard G. Caro Trust(19)	13,635	*	4,500	9,135	*
Thomas Cook(20)(21)	30,000	*	6,000	24,000	*
Jeff Cooley ESBT(22)	34,500	*	34,500	0	*
Datascope Corporation(23)	1,153,848	2.2	1,147,848	6,000	*
Daystar Realty, Ltd.(24)	93,750	*	4,686	89,064	*
James R. Del Favero	22,500	*	7,500	15,000	*
John P. Del Favero, Jr.	22,500	*	18,000	4,500	*
John and Patricia Del Favero Revocable Trust Dated April 19, 1999(25)	358,545	*	225,000	133,545	*
D.B. Securities Inc. Custodian IRA F.B.O Evangelos Dimitriou(26)	30,000	*	9,000	21,000	*
Eos Partners SBIC, L.P.(27)	428,574	*	428,574	0	*
Tamalpais Associates(28)	600,000	1.2	60,000	540,000	1.0
Feibusch & Co., Incorporated(29)	1,524,183	3.0	150,000	1,374,183	2.6
Dr. Ernesto Gangitano	37,500	*	13,500	24,000	*
Greystone Ltd.(30)	27,273	*	12,273	15,000	*
F&F Partners(31)	27,273	*	6,818	20,455	*
JPK Partners(32)	68,184	*	17,046	51,138	*
Arundel Holdings LLC(33)	27,273	*	27,273	0	*
Juliet Challenger, Inc.(34)	1,216,290	2.4	468,000	748,290	1.4

Name of Beneficial Owner	Shares Beneficially Owned Before Offering		Shares Being Sold in the Offering(1)	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Gerald Kaplan MD SC Profit Sharing Plan and Trust(35)	36,000	*	27,000	9,000	*
Steven M. Kaplan	114,900	*	24,000	90,900	*
Sara Jane DeHoff(36)	34,500	*	6,900	27,600	*
Dean P. Kasperzak(37)	34,500	*	34,500	0	*
LJ Kato	6,300	*	300	6,000	*
Entities affiliated with Kingdon Capital Management, LLC(38)	1,714,290	3.3%	342,858	1,371,432	2.6%
The Liberman Family Trust dated Dec. 13, 1989(39)	37,500	*	13,500	24,000	*
Natalie B. Milani	12,000	*	3,000	9,000	*
Judith Miller(21)	3,000	*	3,000	0	*
Kathleen Miller Trustee of the Killdeer Island Trust(21)(40)	27,000	*	22,500	4,500	*
Northport II Private Equity, L.L.C.(41)	54,546	*	54,546	0	*
Dr. Michael Nussbaum	27,273	*	27,273	0	*
Alfred Osborne, Jr.	27,273	*	9,000	18,273	*
Maryam Riazi(21)	750,000	1.5	750,000	0	*
Dead River Company Retirement Plan(42)	27,270	*	13,635	13,635	*
Amy Sommer	9,999	*	9,999	0	*
Beverly Sommer #1	9,999	*	9,999	0	*
Stradling, Yocca, Carlson & Rauth Investment Partnership of 1982(43)	41,100	*	11,100	30,000	*
Tawil Investments, LLC(44)	27,273	*	13,500	13,773	*
Entities affiliated with Tennyson Advisors, Inc.(45)	624,000	1.2	624,000	0	*
Vogt Family Trust dated Nov. 7, 1989(46)	37,500	*	13,500	24,000	*
Stephen Wasserman	3,000	*	1,500	1,500	*
Entities affiliated with Robeco Investment Management, Inc.(47)	1,166,667	2.3	1,166,667	0	*
Wade Y. Yoshii, Trustee of the Wade Y.Yoshii Living Trust dated October 27, 1993(21)(48)	31,500	*	6,000	25,500	*

*	Represents beneficial ownership of less than 1%.
(1)

Unless otherwise noted, the selling stockholders acquired the shares being sold in this offering in connection with certain private placements of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock, which are collectively referred to as the Preferred Stock Financings, that took place between May 1992 and September 2001. The weighted average per share consideration paid for the shares purchased in the Preferred Stock Financings that are being sold in this offering is $2.78 per share. The aggregate consideration paid for all of the shares being sold in this offering that were purchased in the Preferred Stock Financings was $26,752,717.

(2)

Comprised of 668,955 shares held by Chancellor Private Capital Partners III, L.P., or CPC III, 89,076 shares held by Chancellor Private Capital Offshore Partners I, C.V., or CPCOP I, 1,102,425 shares held by Chancellor Private Capital Offshore Partners II, L.P., or CPCOP II, and 2,549,244 shares held by Citiventure 96 Partnership, L.P., or Citiventure 96. Of the 881,937 shares being sold in this offering, 17,814 are being sold by CPCOP I, 220,485 by CPCOP II, 133,791 by CPC III and 509,847 by Citiventure 96. CPC, CPCOP I, CPCOP II, and Citiventure 96 are each affiliates of a registered broker-dealer. Each of these selling stockholders acquired the shares being registered sale in the ordinary course of business and did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the shares at the time of the acquisition. INVESCO Private Capital, Inc. is the full discretion investment advisor to Citiventure 96 Partnership, L.P., CPC III, CPCOP I, CPCOP II and CPCP III. The general partner of CPCOP I and CPCOP II is Chancellor KME IV Partner, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; the general partner of CPC footnotes continued on following page

III is CPCO Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; and the general partner of CPCP II is CPCP Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc. Johnston Evans, Esfandiar Lohrasbpour and Alan Kittner are members of the investment committee of INVESCO Private Capital, Inc. and have shared voting and investment power over these shares. These individuals and Invesco Private Capital, Inc. disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Such voting and investment authority may be deemed to be shared with the general partner of each entity that holds such shares, where applicable, and the general partner of such general partner, where applicable. The address for the private equity funds managed by INVESCO Private Capital, Inc. is 1166 Avenue of the Americas, 27th Floor, New York, NY 10036.

(3)

Comprised of 2,360,613 shares held by Moore Global Investments, Ltd., or MGI, and 518,181 shares held by Remington Investment Strategies, L.P., or RIS (and collectively with MGI, the Moore Funds). Of the 1,439,394 shares being sold in this offering, 1,180,305 shares are being sold by MGI and 259,089 by RIS. The address of each of the Moore Funds is c/o Moore Capital Management, LLC, 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020. Moore Capital Management, LLC, a New York limited liability company, or MCM, serves as discretionary investment manager of the Moore Funds, and in such capacity, may be deemed the beneficial owner of the portfolio assets held for the account of the Moore Funds. Moore Capital Advisors, L.L.C., a Delaware limited liability company, or MCA, is the sole general partner of RIS. Mr. Louis M. Bacon serves as chairman, chief executive officer and director of each of MCM and MCA. As a result, Mr. Bacon may be deemed to be the indirect beneficial holder of the shares indicated.

(4)

DSV Management Ltd. is the general partner of DSV Partners IV Limited Partnership. Morton Collins, Bergman Family, LLC, John Clarke, Robert Hillas, James Millar and John Park are the general partners of DSV Management Ltd. and have voting and investment power over these shares. Each of the general partners of DSV Management Ltd. disclaims beneficial ownership of the shares held by DSV Partners IV except to the extent of each of their pecuniary interest therein. The address for DSV Partners is 600 Alexander Park, Suite 204, Princeton, New Jersey 08540.

(5)

Comprised of 2,318,181 shares held by Hare & Co. FBO Franklin Cap Growth Fund (formerly Hare & Co. FBO California Growth Fund 180) and 409,092 shares held by Hare & Co. FBO Global Health Care Fund 1999. Of the 1,500,000 shares being sold in this offering, 1,275,000 are being sold by Franklin Cap Growth Fund and 225,000 by Global Health Care Fund 1999. Franklin Advisors, Inc. is the investment manager to Franklin Cap Growth Fund and Global Health Care Fund 1999. Conrad Herrman, Portfolio Manager of FSS Franklin Flex Cap Growth Fund, and Matthew Wiley, Portfolio Manager or FSS Fr Global Health Care Fund have investment and voting power over these shares. The address for entities affiliated with Franklin Templeton Group is One Franklin Parkway, San Mateo, California 94403.

(6)

Comprised of 3,953,040 shares held directly, 1,680,000 shares held in two trusts for which Mr. Kiani is the sole trustee, 15,000 shares held by an immediate family member and 750,000 shares held by a friend of Mr. Kiani, for which Mr. Kiani exercises voting power until the closing of this offering and which are excluded from the number of shares beneficially owned by Mr. Kiani after the offering.

(7)	Comprised of 2,466,570 shares held directly and 780,000 shares held in two trusts for which Mr. Diab is the sole trustee.
(8)	Comprised of 510,660 shares of common stock and options to purchase 14,700 shares of common stock that are exercisable within 60 days of June 30, 2007.
(9)	Comprised solely of options to purchase common stock that are exercisable within 60 days of June 30, 2007.
(10)

Comprised of 225,900 shares held directly, 30,000 shares held directly by family members of Mr. Kilpatrick for which Mr. Kilpatrick has voting or investment power and options to purchase 111,300 shares of common stock held by Mr. Kilpatrick that are exercisable within 60 days of June 30, 2007.

(11)	Comprised of 531,330 shares of common stock and options to purchase 10,920 shares of common stock that are exercisable within 60 days of June 30, 2007.
(12)	Comprised of 246,000 shares of common stock and options to purchase 87,000 shares of common stock that are exercisable within 60 days of June 30, 2007.
(13)	Comprised solely of options to purchase common stock that are exercisable within 60 days of June 30, 2007.
(14)

Includes 42,000 shares of common stock held directly and options to purchase 43,200 shares of common stock that are exercisable within 60 days of June 30, 2007. Also includes 1,684,890 shares of common stock held by Cahill, Warnock Strategic Partners Fund, L.P. Mr. Cahill is a partner of Cahill, Warnock Strategic Partners, L.P., the general partner of Cahill, Warnock Strategic Partners Fund, L.P. Mr. Cahill disclaims beneficial ownership of the shares held by Cahill, Warnock Strategic Partners Fund, L.P. except to the extent of his pecuniary interest in these shares.

(15)	Comprised of 345,600 shares of common stock and options to purchase 39,600 shares of common stock that are exercisable within 60 days of June 30, 2007.
(16)

Includes 120,600 shares of common stock held directly and options to purchase 39,600 shares of common stock that are exercisable within 60 days of June 30, 2007. Also includes 305,262 shares held by Vertical Fund I, L.P., 198,087 shares held by Vertical Fund II, L.P. and 446,250 shares held by The Vertical Group, Inc. Mr. Lasersohn is a managing director of The Vertical Group, Inc. and a general partner of The Vertical Group, L.P., which is the general partner of Vertical Fund I, L.P. and Vertical Fund II, L.P. Mr. Lasersohn disclaims beneficial ownership of the shares held by Vertical Group, Inc., Vertical Fund I, L.P. and Vertical Fund II, L.P. except to the extent of his pecuniary interest in these shares.

(17)

Comprised of the shares included under “Named Executive Officers and Directors,” 134,250 shares held by our other executive officers and options to purchase an aggregate of 201,000 shares of our common stock held by our other executive officers that are exercisable within 60 days of June 30, 2007.

(18)	Peter Boatright is a manager of Boatright Family, L.L.C. and has voting and investment power over these shares.
(19)	Richard G. Caro is the trustee of the Richard G. Caro Trust and has voting and investment power over these shares.
(20)	Margaret Cook has voting and investment control over these shares.
(21)

The selling stockholder acquired the shares being sold in this offering between January 1986 and November 1989 in connection with certain private placements of our common stock and upon exercise of stock options, which are collectively referred to as the Common Stock Purchases. The consideration paid for the shares purchased in the Common Stock Purchases footnotes continued on following page

that are being sold in this offering ranges from $.0017 - $0.17 per share, except for 552,000 shares acquired for no cash consideration pursuant to a settlement agreement. The aggregate consideration paid for all of the shares being sold in this offering that were purchased in the Common Stock Purchases, excluding the 552,000 shares received pursuant to a settlement agreement, was $5,332.50.

(22)	Thomas I. Webb, Jr. is the trustee of the Jeff Cooley ESBT and has voting and investment power over these shares.
(23)	Lawrence Saper, chief executive officer of Datascope Corporation, and Henry Scaramelli, chief financial officer of Datascope Corporation, have voting and investment control over these shares.
(24)	Mr. Ishwar C. Sani is a director of Daystar Realty, Ltd. and has voting and investment control over these shares.
(25)	John and Patricia Del Favero are co-trustees and have voting and investment power over these shares.
(26)	Evangelos Dimitriou has voting and investment power over these shares.
(27)

Eos SBIC, Inc. is the managing general partner of Eos SBIC General, L.P., general partner of Eos Partners SBIC, L.P. Steven M. Friedman is the president of Eos SBIC, Inc. and has voting and investment power over these shares.

(28)

The Laurel Grove Trust is the general partner of Tamalpais Associates, L.P. and has voting and investment power over these shares. Robert J. Feibusch is trustee of the Laurel Grove Trust and has voting and investment power over the shares for which the Laurel Grove Trust exercises voting and investment power.

(29)	Robert J. Feibusch, president of Feibusch & Co., Inc., has voting and investment power over these shares.
(30)	Robert Morrison is the managing partner of Greystone Ltd. and has voting and investment power over these shares.
(31)	Peter E. Haas, Jr. is the managing general partner of F&F Partners and has voting and investment power over these shares.
(32)	Peter E. Haas, Jr. is the managing general partner of JPK Partners and has voting and investment power over these shares.
(33)	Frieda K. Hallock, president of Arundel Holdings LLC has voting and investment power over these shares.
(34)

Juliet Challenger, Inc., or Juliet, is an indirect, wholly-owned subsidiary of The Hillman Company, a Pennsylvania corporation engaged in diversified investments and operations, which is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, trustees of the Henry L. Hillman Trust U/A dated November 18, 1985, or the HLH Trustees. The HLH Trustees share voting and investment control over these shares.

(35)	Gerald Kaplan is the trustee of the Gerald Kaplan MD SC Profit Sharing Trust and has voting and investment power over these shares.
(36)	Peter Barnhart has voting and investment power over these shares.
(37)	Thomas I. Webb, Jr. is the trustee of the Dean P. Kasperzak ESBT and has voting and investment power over these shares.
(38)

Comprised of 685,716 shares held by Kingdon Associates and 1,028,574 shares held by M. Kingdon Offshore Ltd. (collectively, the Kingdon Funds). Of the 342,858 shares being sold in this offering, 137,142 are being sold by Kingdon Associates and 205,716 by M. Kingdon Offshore Ltd. Kingdon Capital Management, LLC is the investment advisor to the Kingdon Funds. Mr. Mark Kingdon is the managing member and president of Kingdon Capital Management and has voting and investment power over the shares held by the Kingdon Funds.

(39)	Ricardo and Patricia Liberman are co-trustees of the Liberman Family Trust dated December 13, 1989 and each have voting and investment power over these shares.
(40)	Kathleen Miller is the trustee of the Killdeer Island Trust and has voting and investment power over these shares.
(41)

Northport II Private Equity LLC is managed by DTS Management Corporation which is owned, managed and controlled equally by David and Justin Shelby who share voting and investment power over these shares.

(42)

Robert A. Moore, president, Richard M. Roderick, sr. vice president and chief financial officer, and Timothy Bishop, treasurer of Dead River Company Retirement Plan, have voting and investment power over these shares.

(43)	Craig C. Carlson and Michael E. Flynn are partners of the Stradling Yocca Carlson & Rauth Investment Partnership of 1982 and have voting and investment power over these shares.
(44)	Ralph Tawil is a managing member of Tawil Investments, LLC and has voting and investment power over these shares.
(45)

Comprised of 264,000 shares held by Tennyson Private Placement Opportunity Fund, L.L.L.P, or TPPOF, and 360,000 shares held by Tennyson Fund II, L.L.L.P, or TFII (collectively, the Tennyson Funds). Each of the Tennyson Funds is selling all of its shares in this offering. Tennyson Advisors, L.L.C. is the general partner of the TPPOF. Alfred L. Whiteman, Arnold R. Scheinberg, Jacob J. Cohen, Jay M. Blumenthal, M. Patrick Tracy, Lynn Statz Lazzaro and Amanda Whiteman are the members of Tennyson Advisors, L.L.C. and have shared voting and investment power over the shares held by TPPOF. Tennyson Equity Advisors, L.L.C. is the general partner of TFII. Alfred L. Whiteman, Arnold R. Scheinberg, Jacob J. Cohen, Jay M. Blumenthal, M. Patrick Tracy, and Lynn Statz Lazzaro are the members of Tennyson Equity Advisors, L.L.C. and have shared voting and investment power over the shares held by TFII.

(46)	John F. Vogt and Nancy R. Vogt are co-trustees of the Vogt Family Trust dated November 7, 1989 and each has voting and investment power over these shares.
(47)

Comprised of 993,573 shares held by Robeco WPG Farber Continuum Fund, L.P., 63,444 shares held by Robeco WPG Farber Continuum Overseas, L.P. and 109,650 shares held by Robeco WPG Farber Continuum QP Fund, L.P. (collectively, the Farber Funds). Each of the Farber Funds is selling all of its shares in this offering. Robeco Investment Management, Inc. is the investment advisor to the Farber Funds. Gerald Farber, portfolio manager of the Farber Funds, has voting and investment power over the shares held by the Farber Funds. Each of the Farber Funds is an affiliate of a registered broker-dealer. Each of the Farber Funds acquired the shares being registered for sale in the ordinary course of business and did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the shares at the time of the acquisition.

(48)	Wade Yoshii is the trustee of the Wade Y. Yoshii Living Trust dated October 27, 1993 and has voting and investment power over these shares.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of June 30, 2007, there were 16,704,285 shares of our common stock outstanding, excluding shares issuable upon the conversion of all outstanding shares of our preferred stock, that were held of record by approximately 370 stockholders. Upon completion of this offering, there will be 52,816,788 shares of our common stock outstanding, assuming no exercise of outstanding stock options or the underwriters’ over-allotment option.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities to creditors and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future. All outstanding shares of our common stock are, and all shares of common stock to be issued in connection with this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of preferred stock will be converted into an aggregate of 34,612,503 shares of our common stock. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and any liquidation preferences, and to establish from time to time the number of shares constituting any such series or any of them. The issuance of preferred stock may result in one or more of the following:

•	decreasing the market price of our common stock;

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.

Other than the issuance of the series of preferred stock authorized by the board of directors on May 24, 2007 in connection with the stockholder rights plan described below, we have no present plans to issue any shares of preferred stock.

Series A Junior Participating Preferred Stock

On May 24, 2007, our board of directors approved a form of stockholder rights plan and delegated authority to our pricing committee to approve the final stockholder rights plan and the final terms of the corresponding stockholder rights. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of this offering. Under the stockholder rights plan, our board of directors will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by our pricing committee pursuant to a rights agreement to be entered into between us and Computershare Trust Company, N.A., as rights agent. Each right will entitle the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to approximately eight times the price at which our shares are sold in this offering per right, subject to adjustment. In addition, one right will be issued with each share of our common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of our securities outstanding prior to the distribution date. The rights will trade automatically with shares of common stock and become exercisable only under the circumstances described below.

The shares of Series A junior participating preferred stock will be:

•	not redeemable;

•

entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions;

•

entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to $1,000 per share, plus all accrued and unpaid dividends, provided that the holders of the shares shall be entitled to receive 1,000 times the aggregate payment made per common share;

•	entitled to 1,000 votes per share, voting together with our common stock; and

•

entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, to receive 1,000 times the amount received per share of our common stock.

The shares of Series A junior participating preferred stock will not become authorized or issuable until the rights agreement is executed by us and the rights agent, our pricing committee declares the distribution of the rights and we distribute the rights, each of which will not occur until after the closing of our initial public offering. See “—Stockholder Rights Plan” below.

Stock Options

As of June 30, 2007, options to purchase an aggregate of 8,143,575 shares of our common stock were outstanding under our 1996 Plan and our 2004 Plan, of which 3,605,943 were vested and exercisable as of that date. No options are outstanding under our 2007 Plan. The exercise prices of options outstanding as of June 30, 2007 range from approximately $1.34 to $15.40 per share, with a weighted average exercise price of $6.12 per share. As of June 30, 2007, options to purchase 2,661,642 shares of our common stock were available for future grant under our 2004 Plan and no options were available for future grant under our 1996 Plan.

Registration Rights

Pursuant to our Fifth Amended and Restated Registration Rights Agreement dated September 14, 1999 with certain of our stockholders, the holders of 30,112,503 shares of our common stock issuable upon conversion of our preferred stock outstanding prior to our offering have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public.

Set forth below is a summary of the registration rights of the holders of our capital stock pursuant to this agreement.

Demand Registration

Under the rights agreement, we have granted the following demand registration rights to certain of our stockholders:

•

the right to a maximum of two registrations pursuant to demand made by holders of at least 75% of the shares of our common stock (on an as-converted basis) that are subject to the registration rights agreement, which we refer to as registrable common stock; and

•

the right to one registration pursuant to demand made by holders of 75% of the shares of our registrable common stock (on an as-converted basis) underlying shares of either our Series C preferred stock, as a separate series, Series E preferred stock, as a separate series, or Series F and G preferred stock, combined as a single series, that are subject to the rights agreement.

If our board of directors believes in good faith that it would be seriously detrimental to us and our stockholders to proceed with a registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 60 days. Also, if the stockholders requesting registration request that the shares be offered for distribution through an underwriting, we may reduce that number of shares of our registrable common stock to be registered upon the advice of the underwriters for the offering. If shares of our stock requested to be included in a registration must be excluded pursuant to the underwriters’ advice, we will generally register a pro rata portion of the shares requested to be registered.

Piggyback Registration

Subject to certain limitations, our stockholders who have registration rights pursuant to the registration rights agreement have unlimited rights to request that their shares be included in any registration of our common stock that we initiate. However, our stockholders have no registration rights with respect to registrations relating solely to employee benefit plans, registrations in which the only securities proposed to be registered are shares of common stock issuable upon conversion of debt securities, or registrations on certain registration statement forms.

Certain of these registration rights have been waived by the stockholders in connection with this offering.

Form S-3 Registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a publicly-reporting company, any holder of registrable common stock then outstanding may request in writing that we effect registration of its shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of our stockholders, net of underwriting discounts and commissions, in each registration is at least $500,000.

We are not required to make any registration on Form S-3 under the registration rights agreement if:

•	we have made a registration pursuant to the demand or piggyback registration rights described above within 90 days prior to the request; or

•	we have effected another registration pursuant to the Form S-3 registration rights on behalf of the holders of our registrable common stock within 12 months prior to the request.

Transferability

The registration rights are generally transferable to any transferee who acquires at least 150,000 shares of our registrable common stock from the transferor.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. We are also required to bear the reasonable fees and expenses of one counsel for the selling stockholders in each registration.

Anti-Takeover Provisions

Delaware Law

Delaware Law regulates acquisitions of some Delaware corporations by prohibiting, with some exceptions, a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date a person becomes an interested stockholder, the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder;

•

upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers of the corporation and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation, other than the interested stockholder, authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

A “business combination” is defined to include any of the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock of any class or series to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock of any class or series owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

An “interested stockholder” is defined as:

•	any person who owns 15% or more of a corporation’s outstanding voting stock;

•

any person associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock; or

•	the affiliates and associates of any such person.

These rules could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might result in a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, including, but not limited to the following:

•	our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•

our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholders’ notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•

our amended and restated bylaws provide that special meetings of the stockholders may be called only by our board of directors upon a resolution adopted by a majority of the total number of authorized directors;

•

following this offering, our board of directors will be divided into three classes, with each class serving a staggered three-year term. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in control of us or of management;

•

our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution;

•	our amended and restated certificate of incorporation provides that, following this offering, our directors may not be removed without cause; and

•

our amended and restated certificate of incorporation does not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our board.

These and other provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock. In addition to the approval of the holders of any particular class or series of the capital stock required by law, our amended and restated certificate of incorporation or any shares of our preferred stock, our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal any provision of the amended and restated certificate of incorporation relating to the method by which stockholders may take action, calling special meetings of stockholders, the classified board, filling board vacancies, removing directors for cause, amending the amended and restated bylaws and personal liability of our directors. In addition to the approval of the holders of any particular class or series of the capital stock required by law, our amended and restated bylaws or any shares of our preferred stock, our amended and restated bylaws require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal any provision of the bylaws.

Stockholder Rights Plan

On May 24, 2007, our board of directors approved a form of stockholder rights plan and delegated authority to our pricing committee to approve the final stockholder rights plan and the final terms of the corresponding stockholder rights. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of this offering. Under the stockholder rights plan, our board of directors will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by our pricing committee pursuant to a rights agreement to be entered into between us and Computershare Trust Company, N.A., as rights agent. Each right will entitle the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to approximately eight times the price at which our shares are sold in this offering per right, subject to adjustment. In addition, one right will be issued with each share of our common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of our securities outstanding prior to the distribution date. The rights will trade automatically with shares of common stock and become exercisable only under the circumstances described below.

Until a right is exercised, the holder thereof will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Until the distribution date, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by us or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (ii) ten business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. We refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”

Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

The rights will have certain anti-takeover effects, since they would cause dilution to a person or group that attempts to acquire us in a transaction which our board of directors does not approve as in the best interests of us and our stockholders, as discussed in detail below. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the exercise price of the right. However, rights will not be exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by our board of directors as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.

In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after a person becomes an acquiring person, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or, under certain circumstances, cash, property or other securities of ours, including fractions of a share of preferred stock, per right.

The rights will not be exercisable until the distribution date and will expire at 5:00 P.M. (Pacific time) on the ten-year anniversary of the date the rights agreement is approved by our pricing committee, unless such date is extended or our board of directors redeems or exchanges them before that time.

At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.

The purchase price payable, and the number of shares of Series A junior participating preferred stock or other securities or property issuable, upon exercise of the rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A junior participating preferred stock, (ii) if holders of the Series A junior participating preferred stock are granted certain rights, options or warrants to subscribe for Series A junior participating preferred stock or convertible securities at less than the current market price of the Series A junior participating preferred stock, or (iii) upon the distribution to holders of the Series A junior participating preferred stock of evidence of indebtedness or assets (other than regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

Until the rights agreement is executed by us and the rights agent, our pricing committee declares the distribution of the rights and we distribute the rights, each of which will not occur until after the closing of our initial public offering, the rights will not be issued or outstanding and the shares of Series A junior participating preferred stock will not be authorized or issuable. This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare, Inc., with offices located at 350 Indiana Street, Suite 800, Denver, Colorado 80401.

NASDAQ Global Market Listing

We have applied to have our common stock quoted on The NASDAQ Global Market under the trading symbol “MASI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale immediately following this offering due to contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on 51,316,788 shares of our common stock outstanding on June 30, 2007, including 34,612,503 shares issuable upon conversion of all outstanding shares of preferred stock, upon completion of this offering we will have 52,816,788 shares of common stock outstanding, assuming no exercise of options outstanding as of that date or of the underwriters’ over-allotment option. The 11,916,626 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is defined under Rule 144 under the Securities Act and the rules and regulations promulgated thereunder. The remaining 40,900,162 shares of our common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which exemptions are summarized below.

Date of Availability for Sale	Number of Shares Eligible for Sale in U.S. Public Market/Percentage of Outstanding Stock	Comment

At the date of this prospectus	1,218,159/2.31%	Shares eligible for sale under Rule 144(k) that are not subject to any lock-up agreement

After 90 days after the date of this prospectus	60,300/0.11%	Shares eligible for sale under Rules 144, 144(k) and 701 that are not subject to any lockup

After 180 days after the date of this prospectus and various times thereafter	39,564,703/74.91%	Shares eligible for sale under Rules 144, 144(k) and 701 upon expiration of lock-up agreements

Additionally, of the 8,143,575 shares issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2007, approximately 3,922,059 shares will be exercisable and eligible for sale 90 days after the effective date of this offering under Rule 701. However, we expect that substantially all Rule 701 shares of our common stock are subject to lock-up agreements described below and will only become eligible for sale at the expiration of the 180-day lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period the number of restricted shares that does not exceed the greater of:

•

one percent of the number of shares of our common stock then outstanding, which will equal approximately 528,167 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Our affiliates will hold approximately 16,927,602 restricted shares following expiration of the lock-up agreements described below that will be eligible for sale under Rule 144, subject to its volume and other restrictions.

Rule 144(k)

Under Rule 144(k) as in effect as of the date of this prospectus, a stockholder who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, may sell those shares without complying with the manner of sale, notice, public information or volume limitation provisions of Rule 144. Following expiration of the lock-up agreements described below, our non-affiliates will hold approximately 22,817,485 restricted shares that will be eligible for sale under Rule 144(k).

Rule 701

Our employees, officers, directors and consultants who acquired shares of our common stock upon exercise of options granted under our equity incentive plans are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Rule 701, as currently in effect, permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. However, a portion of the Rule 701 shares of our common stock are subject to the 180-day lock-up agreements described below and will only become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 1996 Plan, our 2004 Plan and our 2007 Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates. See “Compensation—Employee Benefit Plans.”

Lock-up Agreements

In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed not to, for a period of 180 days from the date of this prospectus, without prior written consent of Piper Jaffray & Co. (which consent may be withheld in their sole discretion), directly or indirectly, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. All of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purposes of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances during the 16-day period beginning on the last day of the lock-up period, we release earnings results or publicly announce other material news, or material event relating to us is publicly announced, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the announcement of the material news or material event, as applicable.

Registration Rights

The holders of 30,112,503 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public pursuant to a registration rights agreement. If these holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. In addition, if we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. See “Description of Capital Stock—Registration Rights.”

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co., Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are acting as joint book running managers for this offering and, together with Cowen and Company, LLC and Thomas Weisel Partners LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Cowen and Company, LLC
Thomas Weisel Partners LLC

Total	11,916,626

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional 1,787,494 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $3.5 million. The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share paid by us	$	$
Per share paid by the selling stockholders

Total	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately 96.73% of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Piper Jaffray & Co. on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (i) our sales in connection with the exercise of options granted and the granting of options to purchase shares of our common stock under our existing stock option plans and (ii) certain other exceptions.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

There can be no assurance that the initial public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active public market for our common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain.

These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in our common stock on the NASDAQ

Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our friends, business associates and other related persons at the initial public offering price through a directed share program that is being administered through Deutsche Bank Securities Inc. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are otherwise subject to a lock-up agreement with the underwriters as described above. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Notice to Prospective Investors

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than € 43,000,000 and (iii) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income considerations relating to the ownership and disposition of our common stock applicable to “non-U.S. holders” as we define that term below. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other pass-through entity is the beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and pass-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Code, and U.S Treasury regulations, administrative rulings and judicial decisions thereof, as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). In addition, the summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “—Sale of Common Stock” below.

Any dividend paid to a non-U.S. holder in respect of our common stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock (referred to below as the applicable period), under the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below).

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We do not believe that we are a USRPHC or that we will become one in the future. However, there is no assurance that we will not become a USRPHC in the future as a result of a change in our assets or operations. Even if we later become a USRPHC, if at such time our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest with respect to a non-U.S. holder only if they own directly or indirectly more than 5 percent of such stock at any time during the applicable period. We expect that our common stock will be “regularly traded on an established securities market.” If we are or become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock at any time during the applicable period, or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a U.S. person. In addition, if we are or become a USRPHC, and our common stock is not “regularly traded on an established securities market,” the non-U.S. holder would be subject to 10 percent withholding on the gross proceeds realized with respect to the sale or other disposition of our common stocks and any amount withheld in excess of the tax owed, as determined in accordance with the preceding sentence, may be refundable if the required information is timely furnished to the IRS.

If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to U.S. federal income tax at a 30 percent rate (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to United States sources exceed capital losses allocable to United States sources.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI before the payment of dividends. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Backup Withholding and Information Reporting

The Code and the U.S. Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payer, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payer does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under “Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock—Dividends.” Generally, we must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

MARKET AND INDUSTRY DATA

Information contained in this prospectus concerning the medical device industry and the pulse oximetry market, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third-party sources, such as Frost & Sullivan, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Other than Frost & Sullivan, none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California. Certain attorneys of Paul, Hastings, Janofsky & Walker LLP may purchase in the aggregate up to 6,500 shares of our common stock in this offering through the directed share program, which is more fully discussed under the caption “Underwriting.” Certain employees of Latham & Watkins LLP own shares of our common stock.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

On June 12, 2006, we dismissed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. The decision was recommended by our audit committee and approved by our board of directors. From January 1, 2005 (the beginning of the two most recent fiscal years preceding the filing of the registration statement of which this prospectus forms a part) through June 12, 2006, the date of dismissal, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the consolidated financial statements for such years. PwC did not prepare or issue any report on our consolidated financial statements for the year ended December 31, 2005. Grant Thornton LLP, or Grant Thornton, reported on our consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

From January 1, 2005 through June 12, 2006, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

On July 20, 2006, we appointed Grant Thornton LLP as our independent registered public accounting firm to audit our consolidated financial statements as of and for the year ended December 31, 2005, and to reaudit our consolidated financial statements as of and for the years ended December 31, 2003 and 2004. The decision was recommended by our audit committee and approved by our board of directors. From January 1, 2005 through the date we appointed Grant Thornton, neither we nor anyone on our behalf consulted with Grant Thornton regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and we were not provided with a written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement or a reportable event, as defined in Items 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

We delivered a copy of this disclosure to PwC prior to its filing with the SEC, and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the above statements regarding PwC and, if not, stating the respects in which it does not agree. A copy of this letter, dated April 10, 2007, which states that PwC agrees with these statements, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the effectiveness of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

MASIMO CORPORATION

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)	F-9

Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Masimo Corporation

We have audited the accompanying consolidated balance sheets of Masimo Corporation as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Masimo Corporation as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 12, effective January 1, 2006, the Company changed its method of accounting for stock-based employee compensation as a result of adopting SFAS No. 123(R), Share Based Payment.

/s/ GRANT THORNTON LLP

Irvine, California

April 16, 2007

MASIMO CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,		March 31, 2007	Pro forma as of March 31, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$14,172	$55,382	$22,907
Accounts receivable, net of allowance for doubtful accounts of $444, $1,625 and $1,687 (unaudited) at December 31, 2005 and 2006 and March 31, 2007, respectively	13,385	19,390	24,347
Royalties receivable	—	1,289	13,125
Accounts receivable from related parties	2,100	2,960	3,582
Inventories	13,055	17,135	17,590
Deferred tax assets	25,084	18,116	20,720
Other current assets	1,472	3,043	4,223

Total current assets	69,268	117,315	106,494
Deferred cost of goods sold	15,818	21,899	25,344
Property and equipment, net	7,418	10,290	10,552
Deferred tax assets	2,595	3,163	3,163
Restricted cash	501	507	507
Intangible assets, net	3,939	4,592	4,676
Goodwill	448	448	448
Other assets	602	859	953

Total assets	$100,589	$159,073	$152,137

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$8,694	$9,541	$13,379
Accounts payable to related parties	484	601	648
Accrued compensation	7,128	12,207	8,654
Accrued liabilities	3,773	4,655	8,691
Dividends payable	—	37,533	323
Income taxes payable	182	1,245	4,354
Deferred revenue	7,047	13,880	15,879
Current portion of long-term debt	7,747	7,528	10,307

Total current liabilities	35,055	87,190	62,235
Deferred revenue	594	490	875
Long-term debt, less current portion	21,313	13,514	21,429
Other liabilities	750	918	1,455

Total liabilities	57,712	102,112	85,994

Commitments and contingencies (Note 13)	—	—	—
Convertible preferred stock, Series A through G; $0.001 par value, 12,500,000 shares authorized, 11,537,501 shares issued and outstanding	143,959	—	—

Stockholders’ equity (deficit)
Convertible preferred stock, Series A through G; $0.001 par value, 12,500,000 shares authorized, 11,537,501 shares issued and outstanding (liquidation preference of $90,025 (unaudited) at March 31, 2007); no shares authorized, issued and outstanding, pro forma as adjusted	—	88,328	90,284	$—
Common stock, $0.001 par value, 77,500,000 shares authorized, 9,940,410, 16,565,532 and 16,656,435 (unaudited) shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007, respectively, and 51,268,938 (unaudited) shares, pro forma as adjusted	10	17	17	51
Treasury stock, 114,600 and 126,240 (unaudited) shares at fair market value at December 31, 2006 and March 31, 2007, respectively	—	(628)	(786)	(786)
Additional paid-in capital	—	—	—	90,250
Accumulated other comprehensive loss	(134)	(317)	(321)	(321)
Accumulated deficit	(100,958)	(30,439)	(23,051)	(23,051)

Total stockholders’ equity (deficit)	(101,082)	56,961	66,143	$66,143

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$100,589	$159,073	$152,137

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share information)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Revenue:
Product(1)	$69,069	$107,613	$155,131	$34,679	$45,764
Royalty and license fee(2)	288	277	69,207	14,627	13,190

Total revenue	69,357	107,890	224,338	49,306	58,954
Cost of goods sold	29,354	42,717	61,640	16,138	16,901

Gross profit	40,003	65,173	162,698	33,168	42,053
Operating expenses:
Research and development	6,044	8,548	24,875	11,794	5,454
Selling, general and administrative	30,118	43,085	91,493	36,139	21,412
Patent litigation expenses (proceeds)	6,204	1,736	(262,605)	(262,665)	—
Purchased in-process research and development	—	2,800	—	—	—

Total operating expenses	42,366	56,169	(146,237)	(214,732)	26,866

Operating income (loss)	(2,363)	9,004	308,935	247,900	15,187
Non-operating income (expense):
Interest income	107	224	6,741	2,659	355
Interest expense	(1,434)	(1,851)	(1,824)	(505)	(427)
Other	8	(8)	551	99	41

Total non-operating income (expense)	(1,319)	(1,635)	5,468	2,253	(31)

Income (loss) before provision for (benefit from) income taxes	(3,682)	7,369	314,403	250,153	15,156
Provision for (benefit from) income taxes	161	(26,012)	132,577	105,456	6,059

Net income (loss)	(3,843)	33,381	181,826	144,697	9,097
Preferred stock dividend	—	—	(77,785)	(58,571)	—
Accretion of preferred stock	(8,477)	(8,278)	(7,985)	(2,117)	(1,956)
Undistributed income attributable to preferred stockholders	—	(19,599)	(34,275)	(34,783)	(4,828)

Net income (loss) attributable to common stockholders	$(12,320)	$5,504	$61,781	$49,226	$2,313

Net income (loss) per common share:
Basic	$(1.31)	$0.57	$3.79	$3.18	$0.14

Diluted	$(1.31)	$0.42	$3.04	$2.53	$0.11

Weighted-average number of common shares:
Basic	9,378,741	9,717,882	16,319,898	15,475,221	16,592,163
Diluted	9,378,741	13,102,611	20,302,872	19,471,926	20,662,530
Pro forma net income per common share (unaudited):
Basic			$3.57		$0.18

Diluted			$3.31		$0.16

Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic			50,932,401		51,204,666
Diluted			54,915,375		55,275,033

(1)

Includes related party product revenue of $13,408, $15,176, $18,516, $4,601 (unaudited) and $5,278 (unaudited) for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007, respectively.

(2)

Includes related party royalty revenue of $214, $202, $323, $88 (unaudited) and $59 (unaudited) for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007, respectively.

The following table presents details of the stock-based compensation expense (Note 11) that is included in each functional line item in the consolidated statement of operations above (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Cost of goods sold	$10	$—	$2,379	$1,891	$34
Research and development	20	27	9,378	8,383	111
Selling, general and administrative	$41	$123	$23,313	$21,234	$446

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2003	—	$—	9,361,488	$9	—	$—	$—	$(40)	$40	$(115,402)	$(115,393)
Stock options exercised	—		44,622	—	—	—	54	—	—	—	54
Amortization of unearned compensation	—	—	—	—	—	—	—	37	—	—	37
Compensation related to stock option grants to consultants	—	—	—	—	—	—	34	—	—	—	34
Reversal of unearned compensation for stock options canceled	—	—	—	—	—	—	—	3	—	(3)	—
Accretion of redemption value on convertible preferred stock	—	—	—	—	—	—	(88)	—	—	(8,389)	(8,477)
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	—	—	(3,843)	(3,843)
Foreign currency translation	—	—	—	—	—	—	—	—	15	—	15

Total comprehensive loss											(3,828)

Balance at December 31, 2004	—	—	9,406,110	9	—	—	—	—	55	(127,637)	(127,573)
Stock options exercised	—	—	534,300	1	—	—	1,081	—	—	—	1,082
Income tax benefit from exercise of stock options	—	—	—	—	—	—	345	—	—	—	345
Compensation related to stock option grants to consultants	—	—	—	—	—	—	105	—	—	—	105
Compensation related to accelerated vesting of employee stock options	—	—	—	—	—	—	45	—	—	—	45
Accretion of redemption value on convertible preferred stock	—	—	—	—	—	—	(1,576)	—	—	(6,702)	(8,278)
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	—	—	33,381	33,381
Foreign currency translation	—	—	—	—	—	—	—	—	(189)	—	(189)

Total comprehensive income											33,192

Balance at December 31, 2005	—	$—	9,940,410	$10	—	$—	$—	$—	$(134)	$(100,958)	$(101,082)

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid In Capital	Unearned Compensation	Accumulated Other Comp. Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005	—	$—	9,940,410	$10	—	$—	$—	$—	$(134)	$(100,958)	$(101,082)
Stock options exercised	—	—	6,739,722	7	—	—	14,412	—	—	—	14,419
Income tax benefit from exercise of stock options	—	—	—	—	—	—	4,201	—	—	—	4,201
Dividends declared in excess of (i) amounts previously accreted to holders of preferred stock and (ii) amount included in stock compensation expense	—	—	—	—	—	—	(20,298)	—	—	(103,322)	(123,620)
Reclassification of convertible preferred stock	11,537,501	143,959	—	—	—	—	—	—	—	—	143,959
Reclassification of cumulative dividends accreted to dividends payable	—	(63,616)	—	—	—	—	—	—	—	—	(63,616)
Accretion of redemption value on convertible preferred stock	—	7,985	—	—	—	—	—	—	—	(7,985)	—
Compensation related to stock options granted to consultants	—	—	—	—	—	—	43	—	—	—	43
Compensation related to stock option grants to employees	—	—	—	—	—	—	1,329	—	—	—	1,329
Repurchase of common stock from employees	—	—	(114,600)	—	114,600	(628)	313	—	—	—	(315)
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	—	—	181,826	181,826
Foreign currency	—	—	—	—	—	—	—	—	(183)	—	(183)

Total comprehensive income											181,643

Balance at December 31, 2006	11,537,501	$88,328	16,565,532	$17	114,600	$(628)	$—	$—	$(317)	$(30,439)	$56,961

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid In Capital	Unearned Compensation	Accumulated Other Comp. Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	11,537,501	$88,328	16,565,532	$17	114,600	$(628)	$—	$—	$(317)	$(30,439)	$56,961
Stock options exercised (unaudited)	—	—	102,543	—	—	—	274	—	—	—	274
Accretion of redemption value on convertible preferred stock (unaudited)	—	1,956	—	—	—	—	(865)	—	—	(1,091)	—
Compensation related to stock option grants to employees (unaudited)	—	—	—	—	—	—	457	—	—	—	457
Repurchase of common stock from employees (unaudited)	—	—	(11,640)	—	11,640	(158)	134	—	—	—	(24)
Cumulative impact of change in accounting for uncertainties in income taxes (unaudited)	—	—	—	—	—	—	—	—	—	(618)	(618)
Comprehensive income (loss):
Net income (unaudited)	—	—	—	—	—	—	—	—	—	9,097	9,097
Foreign currency (unaudited)	—	—	—	—	—	—	—	—	(4)	—	(4)

Total comprehensive income (unaudited)											9,093

Balance at March 31, 2007 (unaudited)	11,537,501	$90,284	16,656,435	$17	126,240	$(786)	$—	$—	$(321)	$(23,051)	$66,143

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(3,843)	$33,381	$181,826	$144,697	$9,097
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,331	2,958	3,669	700	1,315
Non-cash stock-based compensation	71	150	1,685	366	591
(Gain) loss on disposal of property and equipment	(8)	58	(19)	—	—
Provision for doubtful accounts	135	137	1,187	378	62
Provision for obsolete inventory	360	831	901	760	137
Provision for warranty costs	878	150	1,445	328	241
Purchased in-process research and development	—	2,800	—	—	—
Provision for (benefit from) deferred income taxes	—	(27,679)	6,400	(7,975)	(42)
Income tax benefit from exercise of stock options	—	345	—	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,611)	(4,266)	(7,179)	(3,623)	(4,985)
Increase in royalties receivable	—	—	(1,289)	—	(11,836)
(Increase) decrease in accounts receivable from related parties	(555)	239	(860)	703	(622)
Increase in inventories	(3,401)	(5,231)	(4,981)	(915)	(561)
Increase in deferred cost of goods sold	(5,133)	(3,598)	(6,072)	(2,174)	(3,446)
Increase in other assets	(503)	(533)	(1,799)	(1,130)	(1,120)
Increase in accounts payable	2,171	1,293	1,734	5,996	3,836
Increase (decrease) in accounts payable to related parties	1,383	(3,070)	117	684	47
Increase (decrease) in accrued compensation	1,949	2,652	5,041	1,877	(3,563)
Increase (decrease) in accrued liabilities	(1,137)	801	(154)	2,705	1,115
Increase in income taxes payable	64	118	1,063	108,920	3,060
Increase in deferred revenue	2,278	3,020	6,749	53,716	2,387
Increase (decrease) in other liabilities	505	(15)	167	(113)	(72)

Net cash provided by (used in) operating activities	(5,066)	4,541	189,631	305,900	(4,359)

Cash flows from investing activities:
Purchases of property and equipment	(2,814)	(5,244)	(5,921)	(1,026)	(1,310)
Proceeds from disposition of property and equipment	—	179	6	—	—
Increase in intangible assets	(493)	(1,167)	(1,048)	(335)	(335)
Increase in restricted cash	(450)	(47)	—	—	—
Cash paid for acquisition	—	(1,984)	(1,326)	(433)	—

Net cash used in investing activities	(3,757)	(8,263)	(8,289)	(1,794)	(1,645)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	13,367	11,221	—	—	12,575
Repayments on long-term debt	(3,931)	(6,121)	(8,202)	(2,438)	(1,881)
Proceeds from issuance of common stock	54	1,082	14,419	14,100	274
Income tax benefit from exercise of stock options	—	—	4,201	4,140	—
Dividends paid	—	—	(149,703)	(144,874)	(37,210)
Purchase of treasury stock	—	—	(628)	(360)	(158)

Net cash provided by (used in) financing activities	9,490	6,182	(139,913)	(129,432)	(26,400)
Effect of foreign currency exchange rates on cash	3	(82)	(219)	60	(71)

Net increase (decrease) in cash and cash equivalents	670	2,378	41,210	174,734	(32,475)
Cash and cash equivalents at beginning of period	11,124	11,794	14,172	14,172	55,382

Cash and cash equivalents at end of period	$11,794	$14,172	$55,382	$188,906	$22,907

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$1,332	$1,898	$1,545	$511	$388
Income taxes	$96	$1,208	$120,954	$356	$3,048
Noncash investing and financing activities:
Accretion of redemption value of convertible preferred stock	$8,477	$8,278	$7,985	$2,117	$1,956
Assets acquired under capital leases	$—	$45	$182	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of the Company

Masimo Corporation, or the Company, is a global medical technology company that develops, manufactures and markets non-invasive patient monitoring products that improve patient care. The Company invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of Read-Through Motion and Low Perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. The Company markets a family of patient monitoring solutions which incorporate a monitor or circuit board and consumables, including both proprietary single-patient use and reusable sensors and cables. The Company considers both the pulse oximetry device and its consumable sensors and cables to be products as defined in its statement of operations. The Company sells to hospitals and the emergency medical services, or EMS, market through its direct sales force and distributors, and markets its circuit boards containing the Company’s proprietary algorithm and software architecture to original equipment manufacturer, or OEM, partners.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Masimo Corporation, Masimo Laboratories, Inc. (See Note 4), and Masimo Corporation’s wholly-owned subsidiaries, Masimo Americas, Inc., Masimo Europe Ltd., Masimo Japan and Masimo Canada ULC. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007, and the consolidated statement of stockholders’ equity (deficit) for the three months ended March 31, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at March 31, 2007 and its results of operations and cash flows for the three months ended March 31, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 29, 2007 or for any other interim period or for any other future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used in several areas including: determination of accounts receivable allowances, inventory reserves, sales return reserves, warranty reserves, rebate reserves, valuation of the Company’s common stock, stock options, property tax and income tax contingencies. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Periods

Effective beginning in the first quarter of 2007, the Company is changing to a conventional 52/53-week accounting fiscal year. The Company’s fiscal year will end on the Saturday closest to December 31, and its fiscal quarters will end on the Saturday closest to the end of each corresponding calendar quarter. As a result, for fiscal 2007, the Company’s first, second and third quarters will end on March 31, June 30 and September 29, 2007, respectively, and its fiscal year will end on December 29, 2007.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments that are readily convertible into known amounts of cash and have an original maturity of three months or less when acquired. These amounts are stated at cost which approximates fair value. The Company had $267,000, $796,000 and $1.0 million (unaudited) held in foreign bank accounts as of December 31, 2005 and 2006 and March 31, 2007, respectively. Interest income on cash and cash equivalents is accrued and recognized as earned.

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, income taxes payable and long-term debt, approximate their carrying values due to their short maturities and the relative stability of historical rates of interest.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded upon recognition of revenue for product revenues, reduced by reserves for estimated bad debts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is extended based on evaluation of the customer’s financial condition. Collateral is not required. The allowance for doubtful accounts is determined based on historical write-off experience, current customer information and other relevant factors, including specific identification of past due accounts, based on the age of the receivable in excess of the contemplated due date. Accounts are charged off against the allowance when management believes they are uncollectible.

Changes in the allowance for doubtful accounts were as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
				(unaudited)
Allowance for doubtful accounts, beginning of period	$335	$405	$444	$1,625
Provision for doubtful accounts	135	137	1,187	62
Write off of uncollectible accounts	(65)	(98)	(6)	—

Allowance for doubtful accounts, end of period	$405	$444	$1,625	$1,687

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first in, first out) and includes material, labor and overhead. Inventory

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reserves are recorded for materials that have become excess or obsolete or are no longer used in current production and for inventory that has a market price less than the carrying value in inventory.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements. Normal repair and maintenance costs are expensed as incurred, whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss on the sale or retirement is recognized in current operations. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, depreciation of property and equipment was $2.1 million, $2.6 million, $3.3 million, $622,000 (unaudited) and $1.1 million (unaudited), respectively.

Intangible Assets and Goodwill

Intangible assets consist primarily of patents and trademarks, and goodwill resulting from the acquisition of Andromed, Inc., or Andromed, as discussed further in Note 3. Costs related to patents and trademarks, which include legal and application fees, are capitalized and amortized over the estimated useful lives using the straight-line method. Patent and trademark amortization commences once final approval of the patent or trademark has been obtained. Patent costs are amortized over 10 years and trademark costs over 20 years, and their associated amortization cost is included in general and administrative expense. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, amortization of patents and trademarks was $258,000, $327,000, $349,000, $78,000 (unaudited) and $247,000 (unaudited), respectively. Management continually evaluates the amortization period and carrying basis of patents and trademarks to determine whether any events or circumstances warrant a revised estimated useful life or reduction in value. Capitalized application costs are charged to operations when it is determined that the patent or trademark will not be obtained or is abandoned.

Impairment

The impairment evaluation for goodwill is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. In the first step, the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill. The estimated fair value is generally determined using discounted future cash flows. If the estimated fair value is less than the carrying amount, then a second step must be completed in order to determine the amount of the goodwill impairment. In the second step, the implied fair value of the goodwill is determined by allocating the fair value of all of the reporting unit’s assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the allocation is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The Company reviews long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

No impairment of goodwill, intangible assets, or other long lived assets were recorded during the years ended December 31, 2004, 2005 and 2006 or the three months ended March 31, 2007.

Restricted Cash

In May 2004, the Company entered into a facilities sublease which required the Company to deliver an irrevocable standby letter of credit in the amount of $450,000 to the sub-landlord. In connection with the letter of credit issued by Comerica Bank, the Company was required to deposit $450,000 into a restricted account. In December 2005, the Company entered into a facilities lease in France which required the Company to deliver an irrevocable standby letter of credit in the amount of EUR €43,000 (approximately USD $51,000 as of December 31, 2005 and USD $57,000 as of December 31, 2006 and March 31, 2007) to the landlord. In connection with the letter of credit issued by Banque Nationale de Paris, the Company was required to deposit EUR €43,000 into a restricted account. These amounts are shown as restricted cash on the accompanying consolidated balance sheets.

Accretion of Preferred Stock

The difference between the initial carrying amount and redemption value of the convertible preferred stock, comprised of dividends and offering expenses, are recorded as periodic accretions to increase the carrying value of the preferred stock using the straight-line method, which approximates the effective interest method.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered. The Company evaluates the need to establish a valuation allowance for deferred tax assets based on positive and negative evidence including past operating results, the amount of existing temporary differences to be recovered and expected future taxable income. A valuation allowance to reduce the deferred tax assets is established when it is “more likely than not” that some or all of the deferred tax assets will not be realized.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48, which became effective for the Company on January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in a reduction of the Company’s beginning retained earnings of $618,000. As of the adoption date, the balance of gross unrecognized tax benefits is $3.6 million, of which $599,000 (net of the federal benefit on state taxes), if recognized,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

would affect the effective tax rate. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. The amount of unrecognized tax benefits did not materially change as of March 31, 2007. It is expected that the amount of unrecognized tax benefits may change in the next 12 months; however, quantification of such change cannot be estimated at this time. The Company recognizes penalties and interest related to unrecognized tax benefits in its income tax expense. Interest and penalties are immaterial as of the date of adoption and are included in unrecognized tax benefits. The Company conducts business in multiple jurisdictions, and as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the existence of net operating loss carryforwards, all years since inception in 1989 are open for examination by major taxing authorities.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Software Revenue Recognition, With Respect to Certain Transactions,” Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” and other authoritative accounting guidance.

The Company enters into agreements to sell pulse oximetry and related products and services as well as multiple deliverable arrangements that include various combinations of products and services. Additionally, while the majority of the Company’s sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting including: (i) whether an arrangement exists; (ii) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (iii) when to recognize revenue on the deliverables; and (iv) whether undelivered elements are essential to the functionality of the delivered elements. In addition, the Company’s revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires the Company to evaluate the creditworthiness of customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

The Company derives revenue primarily from four sources: (i) direct sales of pulse oximetry and related products to end user hospitals, emergency medical response organizations and other direct customers; (ii) direct sales of pulse oximetry and related products to distributors who then typically resell to end user hospitals, emergency medical response organizations and other direct customers; (iii) direct sales of integrated circuit boards to OEM customers who incorporate the Company’s embedded software technology into their multi-parameter monitoring devices and (iv) long-term sales contracts to end user hospitals in which the Company typically provides up front monitoring equipment at no charge in exchange for a multi-year consumable product purchase commitment.

For direct sales to end user hospitals, emergency medical response organizations, other direct customers as well as OEMs, the Company recognizes revenue when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Revenue from the sale of the Company’s products is generally recognized when title and risk of loss transfers to the customer upon shipment, the terms of which are shipping point or destination. The Company uses contracts and customer purchase orders to determine the existence of an arrangement. The Company uses shipping documents and/or third-party proof of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

delivery to verify that title has transferred. The Company assesses whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, the Company assesses a number of factors but primarily relies upon past transaction history with the customer, if available.

The Company’s sales under long-term purchase contracts are generally structured such that the Company agrees to provide up-front and at no charge certain monitoring equipment, installation, training and ongoing warranty support in exchange for the hospital’s agreement to purchase sensors over the term of the agreement, typically three to six years. Under SOP 97-2, the Company has determined that its patented algorithm and software architecture, which resides within the monitors, is more than incidental to the product as a whole. In accordance with EITF Issue No. 03-05, the Company has also determined that the non-software deliverables (i.e. sensors, adapter cables, etc.) are considered essential to the functionality of the delivered elements. Furthermore, no payments are due to the Company from the hospital customer until sensors are shipped or delivered to the hospital at fixed prices per sensor over the term of the arrangement. Accordingly, the Company does not recognize any revenue when the monitoring and related equipment is delivered to the hospitals and installation and training is complete. The Company recognizes revenue for all of the delivered elements, on a pro-rata basis, as the sensors are delivered under the long-term purchase commitment. The cost of the monitoring equipment initially placed at the hospitals is deferred and amortized to cost of goods sold over the life of the underlying long-term sensor contract.

Sales to the Company’s distributors are recognized on the sell-through method. The Company’s distributors purchase primarily sensor products which they then resell to hospitals that are typically fulfilling their purchase obligation to the Company under the end-user hospital’s long-term sensor purchase commitments. Because of the underlying contractual relationship between the Company and the end-user hospital, revenue is deferred until the Company’s commitment to their end user consumer is fulfilled. In the distribution channel, the Company believes this fulfillment occurs when the sensors are sold by the distributor to the end-user hospital and, accordingly, believes the use of the sell-through method properly reflects the completion of the distribution sales process.

The Company’s distributors purchase product at specified distributor pricing and then may resell the product to end-user hospitals with whom the Company has separate pricing agreements. Where distributor prices are higher than end-user hospital contracted prices, the Company provides rebates to these distributors for the difference between distributor prices and end-user hospital prices. The Company estimates and provides allowances for the programs at the time of sales as a reduction to revenue and accounts receivable.

The Company provides certain end-user hospitals with the ability to purchase sensors under rebate programs. Under these programs, the end-user hospitals may earn rebates based on their purchasing levels. The Company estimates and provides allowances for these programs at the time of sale as a reduction to revenues and an increase to deferred revenues.

In general, customers do not have a right of return for credit or refund. However, the Company allows returns under certain circumstances. At the end of each period, the Company estimates and accrues for these returns as a reduction to revenue and accounts receivable. The Company estimates returns based on several factors, including contractual limitations and past returns history.

In September 2005, the U.S. Federal Court of Appeals ruled that Mallinckrodt, Inc., now part of Covidien (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc.,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collectively referred to as Nellcor, infringed Masimo patents and ordered the lower court to enjoin Nellcor’s infringing products. On January 17, 2006, the Company settled all existing patent litigation with Nellcor. Under terms of the agreement, Nellcor agreed to stop selling its infringing products and to pay the Company $263.0 million for damages through January 2006. In addition, in exchange for the Company’s covenant not to sue Nellcor on future sales of its new products, Nellcor agreed to pay the Company royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011.

In January 2006, Nellcor made an advance royalty payment to the Company of $67.5 million related to the settlement agreement. Based on sales information provided by Nellcor, the Company’s total 2006 Nellcor royalties were $68.8 million. The Nellcor royalties are recognized by the Company based on sales of Nellcor’s infringing products reported to the Company by Nellcor. As a result, at December 31, 2006 and March 31, 2007, the Company has recorded a receivable of $1.3 million and $13.1 million (unaudited) related to royalty payments owed by Nellcor to the Company.

The Company also earns royalty revenue from the sale of integrated circuit boards that use the Company’s software technology and licensing fees for allowing others the right to use the Company’s technology in their products. The royalty revenue is recognized upon shipment of the OEM’s circuit board, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Licensing fees are fixed in amount and recognized over the term of the license agreements on a straight-line basis.

Product Warranty Expense

The Company provides a warranty against defects in material and workmanship for a period ranging from six months to one year, depending on the product type. In the case of long-term sales agreements, the Company typically warranties the products for the term of the agreement, which ranges from three to six years. In traditional sales activities, including direct and OEM sales, the Company establishes an accrual for the estimated costs of warranty at the time of revenue recognition. Estimated warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of sales. In end-user hospital contracts, as revenue related to extended warranty is recognized over the life of the contract, while the warranty costs for these transactions are expensed as incurred.

Changes in the product warranty accrual for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, were as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
				(unaudited)
Warranty accrual, beginning of period	$592	$929	$415	$599
Provision for warranty costs(1)	878	150	1,445	241
Warranty expenditures	(541)	(664)	(1,261)	(280)

Warranty accrual, end of period	$929	$415	$599	$560

(1)

At December 31, 2004, the Company accrued an additional warranty provision for a monitor recall announced in June 2005. The decrease in provision for warranty costs as of December 31, 2005 as compared to December 31, 2004 was mainly due to the decrease in the provision for recall related costs as the majority of the recall work was completed in 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shipping and Handling Costs and Revenue

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of sales. Charges for shipping and handling are included as a component of product revenues in accordance with EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.”

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in selling, general and administrative expense in the accompanying consolidated statements of operations. Advertising costs for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 were $1.9 million, $2.5 million, $3.2 million, $426,000 (unaudited) and $1.2 million (unaudited), respectively.

Research and Development

Costs related to research and development activities are expensed as incurred. These costs include personnel costs, materials, depreciation and amortization on associated tangible and intangible assets and an allocation of facility costs, all of which are directly related to research and development activities.

Software Development Costs

In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. The Company capitalized $284,000 of development costs related to its licensed Rainbow technology products for the year ended December 31, 2005. No amounts were capitalized for the years ended December 31, 2004 and 2006 and the three months ended March 31, 2007. The capitalized costs are being amortized over the estimated life of the products, or seven years. The Company amortized $14,000, $41,000, $10,000 (unaudited) and $0 (unaudited) for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

Purchased In-Process Research and Development

When the Company acquires another company or group of assets, the purchase price is allocated, as applicable, between purchased in-process research and development, or IPR&D, net tangible assets, goodwill and other intangible assets. The Company defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval or have no alternative future use. Amounts allocated to IPR&D are immediately expensed at the time of acquisition. For the year ended December 31, 2005, the Company incurred $2.8 million of IPR&D expense.

Foreign Currency Translation

The functional currency of Masimo Americas, Inc. is the U.S. dollar. The functional currency of Masimo Japan is the Japanese yen. The functional currency of Masimo Europe Ltd. is the Euro. The functional currency of Masimo Canada ULC is the Canadian dollar. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the rate of exchange at year-end. Statement of operations amounts are translated at the average monthly exchange rates for the respective periods. Translation gains and losses are included as a component of stockholders’ equity (deficit). Transaction gains and (losses) are included

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the statement of operations and are $0, $7,000, $293,000, $55,000 (unaudited) and $65,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes requirements for reporting and disclosure of comprehensive income (loss) and its components. Comprehensive income (loss) includes foreign currency translation adjustments and other items that have been excluded from net income (loss) and reflected in stockholders’ equity (deficit).

Segment Information

The Company uses the “management approach” in determining reportable business segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Based on this assessment, management has determined it operates in one reportable business segment, comprised of non-invasive patient monitoring related products.

Pro Forma Balance Sheet (Unaudited)

If the offering contemplated by this prospectus is completed, all of the outstanding convertible preferred stock of the Company, or the Preferred Stock, the proceeds from which are currently classified as equity, will automatically convert into 34,612,503 shares of common stock of the Company, or the Common Stock, based on the shares of convertible preferred stock outstanding at March 31, 2007. The unaudited pro forma balance sheet as of March 31, 2007 adjusts stockholders’ equity for the assumed conversion of the convertible preferred stock.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net income (loss) attributable to common stockholders is calculated using the two class method under EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” EITF No. 03-06 establishes standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder of such securities to participate in dividends and earnings of the Company. Pursuant to EITF 03-6, the two-class method of computing basic earnings per share is required when an entity has participating securities. Dividends must be calculated for the participating security on undistributed earnings and are a reduction in the net income attributable to common shareholders. The Company’s series A through G preferred stock are participating securities as they had the right to dividends should dividends be declared on common stock. Assumed dividends on undistributed earnings are allocated as if the entire net income were distributed and are based on the relationship of the weighted average of common shares outstanding and the weighted average of common shares outstanding if the preferred stock were converted into common stock.

Diluted net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of common and potential common

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares outstanding during the period, if the effect of potential common shares is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants. The Company’s potentially dilutive shares have not been included in the computation of diluted net loss per common share for periods in which the result would be anti-dilutive. Such potentially dilutive shares are excluded since the effect would be to reduce the net loss per common share. For the year ended December 31, 2004, 1,900,116 stock options, 11,537,501 preferred shares convertible into 34,612,503 common shares and warrants to purchase 272,727 common shares have been excluded from the diluted net loss per common share calculation as the effect would have been anti-dilutive. No potentially dilutive shares have been excluded for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per common share follows (in thousands, except share data):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Numerator:
Net income (loss), as reported	$(3,843)	$33,381	$181,826	$144,697	$9,097
Preferred stock dividend	—	—	(77,785)	(58,571)	—
Accretion of preferred stock	(8,477)	(8,278)	(7,985)	(2,117)	(1,956)
Undistributed income attributable to preferred stockholders	—	(19,599)	(34,275)	(34,783)	(4,828)

Net income (loss) attributable to common stockholders	$(12,320)	$5,504	$61,781	$49,226	$2,313

Denominator:
Weighted average common shares outstanding—number of shares used in per share calculation—Basic	9,378,741	9,717,882	16,319,898	15,475,221	16,592,163
Options to purchase common stock	—	3,384,729	3,982,974	3,996,705	4,070,367

Weighted average number of shares used in per common share calculation—Diluted	9,378,741	13,102,611	20,302,872	19,471,926	20,662,530

Net income (loss) per common share:
Basic	$(1.31)	$0.57	$3.79	$3.18	$0.14

Diluted	$(1.31)	$0.42	$3.04	$2.53	$0.11

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro Forma Net Income per Common Share (Unaudited)

A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net income per common share follows (in thousands, except share data):

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Numerator:
Net income, as reported	$181,826	$9,097

Denominator:
Weighted average common shares outstanding	16,319,898	16,592,163
Assumed conversion of convertible preferred stock outstanding	34,612,503	34,612,503

Weighted average number of shares used in computing pro forma net income per common share—Basic	50,932,401	51,204,666
Options to purchase common stock	3,982,974	4,070,367

Weighted average number of shares used in computing pro forma net income per common share—Diluted	54,915,375	55,275,033

Pro forma net income per common share
Basic	$3.57	$0.18

Diluted	$3.31	$0.16

Upon completion of this offering, all outstanding shares of the Company’s convertible preferred stock will automatically convert into shares of common stock at a conversion rate of 3:1, as if the conversion had happened on the date of issuance.

Stock-Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share Based Payment,” which require companies to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The Company adopted SFAS No. 123(R) using the prospective transition method that applies to awards granted, modified or canceled subsequent to the date of adoption. Prior periods were not revised for comparative purposes, and existing options continue to be accounted for in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” unless such options are modified, repurchased or canceled after the adoption date. Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method and using the minimum value method for its pro forma disclosures under SFAS No. 123, “Accounting for Stock Based Compensation.” As a result, options granted prior to the adoption of SFAS No. 123(R) will continue to be accounted for in accordance with APB 25 unless such options are modified, repurchased or cancelled after January 1, 2006.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140.” SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for financial assets acquired or issued after the beginning of the entity’s current fiscal year. The adoption of this pronouncement did not have a material impact on the Company’s results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

3.	Andromed, Inc. Acquisition

On December 21, 2005, the Company purchased substantially all assets of Andromed Inc., a Canadian corporation that develops and manufactures vital signs monitoring equipment, for a total of CDN $4.0 million (approximately USD $3.5 million). Of this CDN $4.0 million purchase price, CDN $2.3 million was paid immediately and a contingent portion of CDN $1.7 million was payable based on the achievement of milestones set forth in the purchase agreement. The contingent portion of the purchase price was accounted for as additional purchase price based on an evaluation of the relevant criteria of EITF Issue No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.” In March and November 2006, upon the achievement of the milestones, Masimo paid CDN $500,000 and CDN $1.0 million, respectively. The remaining CDN $200,000 may be paid at a future date contingent on certain activities. The purchase price for Andromed, which resulted in the initial recognition of goodwill of $448,000, was determined by arms-length negotiation between the Company and Andromed, taking into account a number of factors, including the value of Andromed’s undeveloped technology, the value of assets acquired and historical and projected financial performance of Andromed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 141, “Business Combinations,” the acquisition has been accounted for under the purchase method of accounting. The estimates of fair value of the assets acquired and liabilities assumed have been determined by the Company. The results of operations of Andromed are included in the consolidated results of operations from the date of acquisition. IPR&D includes the value of products in the development stage that are not considered to have reached technological feasibility or to have alternative future use. Accordingly, this non-recurring item was expensed in the consolidated statement of operations upon consummation of the transaction. IPR&D was valued using a discounted cash flow method applied to the projected cash flows associated with the undeveloped product over its expected life. In accordance with SFAS No. 141, the excess purchase price over the estimated fair value of the net assets acquired has been allocated between identifiable intangible assets and goodwill. Goodwill will not be amortized but is subject to an ongoing assessment for impairment. Both the goodwill and covenant not to compete are expected to be fully deductible for tax purposes. The following table summarizes the allocation of the purchase price (USD, in thousands):

Other current assets	$23
Property and equipment	172
Covenant not to compete	40
Goodwill	448
In-process R&D expense	2,800

Total purchase price	$3,483

Assuming the acquisition had occurred as of January 1, 2004, the Company’s unaudited pro forma combined results of operations are presented below. The pro forma combined results of operations for the year ended December 31, 2005 include pro forma results of operations for the acquisition described above and adjustments to depreciation and amortization. These pro forma combined results have been prepared for comparison purposes only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating results (USD, in thousands, except per share data):

Year Ended December 31, 2005
Revenue	$108,146
Net income	$31,434
Net income per common share:
Basic	$0.22
Diluted	$0.18

4.	Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from the Company to its stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of the Company’s board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, the Company’s Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. The Company is a party to a cross-licensing agreement with Masimo Labs, which was recently amended and restated effective January 1, 2007, or the Cross-Licensing Agreement, that governs each party’s rights to certain of the intellectual property held by the two companies.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Cross-Licensing Agreement, the Company granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET owned by the Company, including all improvements on this technology, for the measurement of non-vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non-vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver, which the Company refers to as the Labs Market. The Company also granted Masimo Labs a non-exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET for the measurement of vital signs in the Labs Market.

Vital signs parameters include peripheral venous oxygen saturation, arterial oxygen saturation, or SpO2, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, electrocardiogram, or ECG, blood pressure (non-invasive blood pressure, invasive blood pressure and continuous non-invasive blood pressure), temperature, respiration rate, carbon dioxide, or CO2, pulse rate, cardiac output, electroenchephalogram, or EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or electromyography, or EMG, and associated features derived from these parameters, such as 3-D alarms, Pleth Variability Index and other features. Non-vital signs parameters are body fluid constituents other than vital signs parameters, and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

The Company exclusively licenses from Masimo Labs the right to make and distribute products in the professional medical caregiver markets, or the Masimo Market, that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, the Company has developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. The Company also has the option to obtain the exclusive license to make and distribute products that utilize Rainbow technology for the measurement of other non-vital signs parameters, including blood glucose, in product markets where the product is intended to be used by a professional medical caregiver.

From May 1998 through December 2006, Masimo Labs contracted the services of the Company’s employees for the development of Rainbow technology. The Company paid Masimo Labs for the option to market and develop products based on Masimo Labs technology in defined markets. Through December 2005, the Company had paid Masimo Labs $7.5 million in option fees and nearly all these option fees were used by Masimo Labs to repay the Company for the services that the Company had provided to Masimo Labs. In addition, through December 2006, the Company exercised two licenses, for $2.5 million each, for the right to market products based on the new carbon monoxide and methemoglobin parameter technologies developed by Masimo Labs. As of December 31, 2006, $3.6 million out of the $5.0 million in fees had been used by Masimo Labs to repay the Company for the shared engineering and other services that the Company provided to Masimo Labs. Effective as of January 1, 2007, the Company entered into a Services Agreement with Masimo Labs to govern the services the Company will provide to Masimo Labs going forward. As part of the Cross-Licensing Agreement, the Company exercised an option to purchase an additional license for total hemoglobin for a fee of $2.5 million on January 1, 2007.

The Cross-Licensing Agreement requires the Company to pay certain royalties on products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which will include handhelds, tabletop and multi-parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of the Company’s products used to measure non-vital sign parameters, sensors and

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accessories, rather than for measuring vital sign parameters, will be included in the 10% Rainbow royalty base. For multi-parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow-enabled parameters. Beginning in 2009, for hospital contracts where Masimo places equipment and enters into a sensor contract, the Company will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

The Company is also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments are $3.15 million, $3.5 million, $4.0 million and $5.0 million in the years ended 2007, 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter. In addition, in connection with a change in control, as defined in the Cross-Licensing Agreement, the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $5.0 million, $7.0 million, $10.0 million and $15.0 million in the years ended 2007, 2008, 2009 and 2010, respectively, and $15.0 million per year thereafter and up to $2.0 million per year for other Rainbow parameters.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,” or FIN 46(R), Masimo Labs is consolidated within the Company’s financial statements for all periods presented. Accordingly, all inter-company royalties, option and license fees and other charges between the Company and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by the Company and charged to Masimo Labs have not been eliminated and are included as research and development expense in the Company’s consolidated statements of operations.

For the foreseeable future, the Company anticipates that it will continue to be required by FIN 46(R) to consolidate Masimo Labs; however, in the event that Masimo Labs secures additional external financing and/or expands its customer base or is no longer financially dependent upon the Company and the Company is no longer the primary beneficiary of Masimo Labs activities, the Company may be able to discontinue consolidating Masimo Labs.

The $5.0 million of license fees agreed to be paid by Masimo Corporation to exercise the option in August 2005 represents essentially all of the assets held by Masimo Labs as of December 31, 2006. The Company has a minority interest in Masimo Labs of $28,000, $27,000 and $27,000 (unaudited) as of December 31, 2005 and 2006 and March 31, 2007, respectively. Masimo Corporation has not been required to collateralize any of Masimo Lab’s obligations and creditors of Masimo Labs have no recourse to the general credit of Masimo Corporation. Retained earnings of Masimo Labs, which is not available to the Company, was a $659,000 deficit (unaudited) as of March 31, 2007.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Below are condensed consolidating schedules of the Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007, and Statements of Operations for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 reflecting Masimo Corporation, Masimo Labs and related eliminations (in thousands).

	December 31, 2005				December 31, 2006				March 31, 2007
										(unaudited)
Balance Sheet:	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total
ASSETS
Cash and cash equivalents	$14,146	$26	$—	$14,172	$55,360	$22	$—	$55,382	$22,883	$24	$—	$22,907
Accounts receivable, net	15,485	—	—	15,485	23,639	—	—	23,639	41,054	—	—	41,054
Inventories	13,055	—	—	13,055	17,135	—	—	17,135	17,590	—	—	17,590
Deferred tax asset, current	25,084	—	—	25,084	16,710	1,406	—	18,116	19,271	1,449	—	20,720
Other current assets	1,472	—	—	1,472	3,040	3	—	3,043	4,221	2	—	4,223
Deferred cost of goods sold	15,818	—	—	15,818	21,899	—	—	21,899	25,344	—	—	25,344
Property and equipment, net	7,418	—	—	7,418	10,248	42	—	10,290	10,438	114	—	10,552
Deferred tax asset, long term	2,595	—	—	2,595	2,629	534	—	3,163	2,629	534	—	3,163
Restricted cash	501	—	—	501	507	—	—	507	507	—	—	507
Intangible assets, net	8,845	—	(4,906)	3,939	8,870	376	(4,654)	4,592	11,357	380	(7,061)	4,676
Goodwill	448	—	—	448	448	—	—	448	448	—	—	448
Other assets	602	4,982	(4,982)	602	859	1,446	(1,446)	859	953	4,185	(4,185)	953

Total assets	$105,469	$5,008	$(9,888)	$100,589	$161,344	$3,829	$(6,100)	$159,073	$156,695	$6,688	$(11,246)	$152,137

LIABILITIES
Accounts payable	$9,178	$—	$—	$9,178	$10,142	$—	$—	$10,142	$14,027	$—	$—	$14,027
Accrued compensation	7,128	—		7,128	12,207	—	—	12,207	8,654	—	—	8,654
Accrued liabilities	8,750	4	(4,981)	3,773	6,095	2	(1,442)	4,655	12,870	2	(4,181)	8,691
Dividends payable	—	—	—	—	37,533	—	—	37,533	323	—	—	323
Income taxes payable	182	—		182	1,129	116	—	1,245	4,101	253	—	4,354
Deferred revenue, current	7,047	250	(250)	7,047	13,880	250	(250)	13,880	15,879	375	(375)	15,879
Current portion of long-term debt	7,747	—		7,747	7,528	—	—	7,528	10,307	—	—	10,307
Deferred revenue, long-term	594	4,656	(4,656)	594	490	4,406	(4,406)	490	875	6,688	(6,688)	875
Long term debt, less current portion	21,313	—	—	21,313	13,514	—	—	13,514	21,429	—	—	21,429
Other liabilities	750	—	—	750	891	—	27	918	1,428	—	27	1,455

CONVERTIBLE PREFERRED STOCK	143,959	—	—	143,959	—	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY
Convertible preferred stock	—	—	—	—	88,328	—	—	88,328	90,284	—	—	90,284
Common stock	10	10	(10)	10	17	10	(10)	17	17	10	(10)	17
Treasury stock	—	—	—	—	(628)	—	—	(628)	(786)	—	—	(786)
Additional paid in capital	—	19	(19)	—	—	19	(19)	—	—	19	(19)	—
Accumulated other comprehensive loss	(134)	—	—	(134)	(317)	—	—	(317)	(321)	—	—	(321)
Accumulated deficit	(101,055)	69	28	(100,958)	(29,465)	(974)	—	(30,439)	(22,392)	(659)	—	(23,051)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$105,469	$5,008	$(9,888)	$100,589	$161,344	$3,829	$(6,100)	$159,073	$156,695	$6,688	$(11,246)	$152,137

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2004				2005				2006
Statement of Operations:	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total
Total revenue	$69,357	$2,033	$(2,033)	$69,357	$107,890	$2,778	$(2,778)	$107,890	$224,338	$660	$(660)	$224,338
Cost of good sold	29,354	—	—	29,354	42,717	—	—	42,717	61,640	—	—	61,640

Gross profit	40,003	2,033	(2,033)	40,003	65,173	2,778	(2,778)	65,173	162,698	660	(660)	162,698
Operating expenses:
Research and development	6,046	2,031	(2,033)	6,044	8,489	2,561	(2,502)	8,548	21,495	3,380	—	24,875
Selling, general and administrative	30,118	—	—	30,118	43,214	147	(276)	43,085	91,979	147	(633)	91,493
Patent litigation expenses (proceeds)	6,204	—	—	6,204	1,736	—	—	1,736	(262,605)	—	—	(262,605)
Purchased in-process research and development	—	—	—	—	2,800	—	—	2,800	—	—	—	—

Total operating expenses	42,368	2,031	(2,033)	42,366	56,239	2,708	(2,778)	56,169	(149,131)	3,527	(633)	(146,237)

Operating income (loss)	(2,365)	2	—	(2,363)	8,934	70	—	9,004	311,829	(2,867)	(27)	308,935
Non-operating income (expense)	(1,319)	—	—	(1,319)	(1,635)	—	—	(1,635)	5,468	—	—	5,468

Income (loss) before provision for (benefit from) income taxes	(3,684)	2	—	(3,682)	7,299	70	—	7,369	317,297	(2,867)	(27)	314,403
Provision for (benefit from) income taxes	160	1	—	161	(26,012)	—	—	(26,012)	133,867	(1,290)	—	132,577

Net Income (loss)	$(3,844)	$1	$—	$(3,843)	$33,311	$70	$—	$33,381	$183,430	$(1,577)	$(27)	$181,826

					Three Months Ended March 31,
					2006				2007
					(unaudited)				(unaudited)
Statement of Operations:					Corp	Labs	Elim	Total	Corp	Labs	Elim	Total
Total revenue					$49,306	$98	$(98)	$49,306	$58,954	$881	$(881)	$58,954
Cost of good sold					16,138	—	—	16,138	17,688	—	(787)	16,901

Gross profit					33,168	98	(98)	33,168	41,266	881	(94)	42,053
Operating expenses:
Research and development					10,963	831	—	11,794	5,195	259	—	5,454
Selling, general and administrative					36,190	47	(98)	36,139	21,407	99	(94)	21,412
Patent litigation expenses (proceeds)					(262,665)	—	—	(262,665)	—	—	—	—

Total operating expenses					(215,512)	878	(98)	(214,732)	26,602	358	(94)	26,866

Operating income (loss)					248,680	(780)	—	247,900	14,664	523	—	15,187
Non-operating income (expense)					2,253	—	—	2,253	(31)	—	—	(31)

Income (loss) before provision for (benefit from) income taxes					250,933	(780)	—	250,153	14,633	523	—	15,156
Provision for (benefit from) income taxes					105,804	(348)	—	105,456	5,851	208	—	6,059

Net Income (loss)					$145,129	$(432)	$—	$144,697	$8,782	$315	$—	$9,097

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Related Party Transactions

Two of the Company’s preferred stockholders are customers of the Company. Sales to these two customers for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 were $13.6 million, $15.4 million, $18.8 million, $4.7 million (unaudited) and $5.3 million (unaudited) respectively. At December 31, 2005 and 2006 and March 31, 2007, aggregate accounts receivable from these two customers were $2.1 million, $3.0 million, and $3.6 million (unaudited), respectively. During the year ended December 31, 2006, the Company declared dividends totaling $10.3 million to these two preferred stockholders, of which $8.5 million was paid in March 2006 and $1.8 million was paid in February 2007.

The Company purchased certain inventory from one of the preferred stockholders referred to in the preceding paragraph. Total purchases from this stockholder for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 were $836,000, $1.1 million, $2.7 million, $606,000 (unaudited) and $746,000 (unaudited), respectively. At December 31, 2005 and 2006 and March 31, 2007, aggregate accounts payable to this related party were $300,000, $84,000 and $108,000 (unaudited) respectively.

The Company made payments of $6.0 million, $5.8 million, $3.8 million, $599,000 (unaudited) and $931,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively, to a common and preferred stockholder for legal services. At December 31, 2005 and 2006 and March 31, 2007, payables to this stockholder were $184,000, $517,000 and $540,000 (unaudited), respectively. The Company declared dividends of $513,000 during the year ended December 31, 2006, to this stockholder, of which $423,000 was paid in March 2006 and $90,000 was paid in February 2007.

The Company also has amounts outstanding under a term loan (See Note 9) with one of the Company’s preferred stockholders. At December 31, 2005 and 2006 and March 31, 2007, the amounts outstanding on this term loan were $1.3 million, $316,000 and $197,000 (unaudited), respectively. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, interest expense under this term loan was $236,000, $152,000, $68,000, $24,000 (unaudited) and $5,000 (unaudited), respectively.

As of December 31, 2005 and 2006 and March 31, 2007, the Company had amounts due from employees of $261,000, $439,000 and $602,000 (unaudited), respectively. Loans outstanding to officers of the Company as of December 31, 2005 and 2006, and March 31, 2007 were $0, $4,000 and $187,000 (unaudited), respectively. As of December 31, 2006, these amounts are classified in other current assets and other assets in the accompanying consolidated balance sheet.

The Company’s Chief Executive Officer has been a member of the board of directors of Saba Software, Inc., a human capital development and management solutions provider, since 1997. The Company has paid Saba Software $11,000, $152,000, $19,000, $0 (unaudited) and $15,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively, for various software products and services.

In the first quarter of 2006, the Company made $12.0 million in loans to certain of its directors and executive officers and $1.6 million in loans to employees in connection with their exercise of stock options. Each loan bore interest at a rate of 4.34%, which is equivalent to the adjusted applicable federal short term rate as of December 31, 2005. Each loan was evidenced by a promissory note and secured by shares of the Company’s common stock acquired in connection with the loan and other personal

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guarantees. All of the loans plus accrued interest aggregating $75,000 were repaid in full in March 2006. As a result of exercising stock options with non-recourse loans, dividends paid of $21.7 million on the related shares of common stock were recorded as stock compensation expense, pursuant to EITF Issue No. 95-16 “Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB 25.”

In connection with certain of its preferred stock financings, the Company entered into a registration rights agreement, which was most recently amended in connection with its Series F preferred stock financing in September 1999. Under the agreement, the Company granted registration rights to some of its preferred stockholders.

6.	Inventories

Inventories consist of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Raw materials	$8,182	$11,055	$10,705
Work in-process	1,639	1,615	1,640
Finished goods	3,234	4,465	5,245

Total	$13,055	$17,135	$17,590

Finished goods inventory held by distributors was $1.2 million, $1.5 million and $1.7 million (unaudited) as of December 31, 2005 and 2006 and March 31, 2007, respectively.

7.	Property and Equipment

Property and equipment, net consists of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Machinery and equipment	$7,840	$9,950	$10,601
Tooling	2,730	3,492	3,677
Computer equipment	1,803	2,988	3,173
Furniture and office equipment	822	1,396	1,456
Vehicles	45	45	45
Leasehold improvements	863	1,690	1,769
Demonstration units	2,540	2,945	2,988

	16,643	22,506	23,709
Accumulated depreciation and amortization	(9,575)	(12,220)	(13,292)
Construction-in-progress	350	4	135

Total	$7,418	$10,290	$10,552

The net book value of furniture and office equipment under capital lease obligations was $97,000, $226,000 and $210,000 (unaudited) as of December 31, 2005 and 2006 and March 31, 2007, respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Cost
Patents	$4,334	$5,247	$5,538
Trademarks	489	616	660
Capitalized software development costs	284	284	284
Covenant not to compete	40	40	40

Total cost	5,147	6,187	6,522

Accumulated amortization
Patents	(1,096)	(1,419)	(1,662)
Trademarks	(97)	(112)	(118)
Capitalized software development costs	(14)	(55)	(55)
Covenant not to compete	(1)	(9)	(11)

Total accumulated amortization	(1,208)	(1,595)	(1,846)

Net carrying amount	$3,939	$4,592	$4,676

Weighted-average amortization period by class and in total as of December 31, 2006 are as follows (in years):

Patents	10
Trademarks	16
Capitalized software development costs	7
Covenant not to compete	5
All classes	10

Estimated amortization expense for each of the years ending December 31 are as follows (in thousands):

2007	$468
2008	429
2009	408
2010	388
2011	338
Thereafter	2,561

Total	$4,592

9.	Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Financing arrangements	$27,655	$20,485	$31,311
Term loan with preferred stockholder	1,303	316	197
Capital lease agreements	102	241	228

Total debt	29,060	21,042	31,736
Less current portion of long-term debt	(7,747)	(7,528)	(10,307)

Long-term portion	$21,313	$13,514	$21,429

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has established various credit facilities with third-party medical equipment financing companies.

The Company has two arrangements which allow for the financing of the equipment placed with hospitals in connection with the related long-term sensor purchase agreements. These agreements provide for an equipment line whereby all draws are collateralized by (i) equipment and (ii) either a future revenue stream associated with the long-term sensor purchase agreement or a defined repayment schedule associated with the long-term sensor purchase agreement. The related equipment securing these borrowings is recorded on the Company’s consolidated financial statements as deferred cost of goods sold and is depreciated on a straight-line basis over the life of the sensor contract to which they are related. Both financing arrangements are non-recourse to the Company. In the event the hospital was unable to continue performing under the terms of the long-term sensor agreement, the Company would be required to write-down the remaining deferred cost of goods sold and the related financing obligation reflected in long-term debt. To date, no hospitals have defaulted under this program. During 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, the Company borrowed a total of $13.4 million, $11.2 million, $0, $0 (unaudited) and $12.6 million (unaudited), respectively, under these facilities. At December 31, 2005 and 2006 and March 31, 2007, the Company has $27.7 million, $20.5 million and $31.3 million (unaudited), respectively, outstanding under these financing agreements. As of March 31, 2007 principal and interest payments under these financing agreements are $1.0 million per month based on an average interest rate of 7.6%. At December 31, 2006 and March 31, 2007, the carrying value of the equipment collateralizing these borrowings was $5.6 million and $7.3 million (unaudited), respectively. As of March 31, 2007 and through December 31, 2007, the amount available for additional borrowing under the terms of the agreement was $27.5 million.

In June 2001, the Company entered into a Master Selective Business Security Agreement, or the Master Agreement, with one of the Company’s preferred stockholders allowing the Company to borrow up to a maximum of $5.0 million. The Master Agreement consisted of an equipment line whereby all draws are collateralized by equipment placed at hospitals under long-term sensor purchase agreements. Each draw is converted into a five-year note with interest and principal paid on a monthly basis. The interest rate on each note is based on 475 basis points over the U.S. Treasury Rate on the date of the borrowing. The most recent draw was in December 2002 and there are no additional borrowings available under this Master Agreement. As of December 31, 2005 and 2006 and March 31, 2007, the Company had $1.3 million, $316,000 and $197,000 (unaudited) respectively, outstanding under this borrowing at an average interest rate of 8.3%. At December 31, 2006, and March 31, 2007, the carrying value of the equipment collateralizing these borrowings was $198,000 and $122,000 (unaudited), respectively.

Future maturities of long-term debt for each of the years ending December 31st are as follows (in thousands):

As of March 31, 2007
(unaudited)
2007 (balance of year)	$7,710
2008	9,784
2009	7,521
2010	5,351
2011	1,370

Total	$31,736

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Convertible Preferred Stock

Dividends

If and when declared by the Company’s Board of Directors, or the Board, holders of the Company’s Series C, Series D, Series E, Series F and Series G Preferred Stock are entitled to receive annual cumulative dividends, payable in cash on a pro-rata basis in preference and priority to any dividends payable on the Company’s Series A Preferred and Series B Preferred and Common Stock. Dividends on the Company’s Series C Preferred Stock accrued at a rate of $0.2934 per share from the date of issuance through September 18, 1998 and accrue at a rate of $0.4635 per share thereafter. Dividends on the Company’s Series D, Series E, Series F and Series G Preferred Stock accrue at a rate of $0.63, $0.81, $0.99 and $1.17 per share, respectively. If and when declared by the Board, following payment of the full accrued dividends on the Company’s Series C, Series D, Series E, Series F and Series G Preferred Stock, the holders of the Company’s Series B Preferred Stock are entitled to receive annual dividends, payable in cash, at a rate of $0.144 per share from the date of issuance through December 21, 1993 and at a rate of $0.156 per share thereafter, in preference and priority to any dividends payable on the Company’s Series A Preferred Stock and Common Stock. The dividends payable on the Company’s Series B Preferred Stock shall be non-cumulative from the date of issuance through November 20, 1992 and shall be cumulative thereafter. If and when declared by the Board, following payment of the full accrued dividends on the Company’s Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, the holders of the Company’s Series A Preferred Stock are entitled to receive annual non-cumulative dividends, payable in cash, at a rate of $0.09 per share in preference and priority to any dividends payable on the Common Stock. If and when declared by the Board, following payment of the full accrued dividends on the Company’s Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred, the holders of the Common Stock and Preferred Stock (on an as-converted basis) are entitled to receive, on a pro-rata basis, any remaining cash dividends. The cumulative dividends that have accreted on the Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock have been offset by a portion of the cash dividends paid on the Company’s capital stock in March 2006 and February 2007, as discussed below. The following table discloses the amount of dividends which have been accreted to the preferred stock balances (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Series B Preferred Stock	$2,216	$175	$44
Series C Preferred Stock	8,201	876	214
Series D Preferred Stock	8,822	961	236
Series E Preferred Stock	13,260	1,687	416
Series F Preferred Stock	17,853	3,111	753
Series G Preferred Stock	5,279	1,175	293

Total	$55,631	$7,985	$1,956

The cumulative dividends accreted at December 31, 2005 are included in the carrying amount of the convertible preferred stock in the consolidated balance sheet. The cumulative dividends accreted at December 31, 2006 have been reclassified to dividends payable in the consolidated balance sheet because the dividends were declared on December 29, 2006. Dividends on the convertible preferred stock continue to accrete to the carrying value of the convertible preferred stock subsequent to December 31, 2006.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Voting

The holders of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect one director of the Company. The holders of Series C Preferred Stock, voting together as a single class, are entitled to elect one director of the Company. The holders of Common Stock, voting together as a single class, are entitled to elect two directors of the Company. The remaining directors shall be elected by the holders of Preferred Stock and Common Stock, voting together as a single class on an-as converted basis. However, the holders of Series C Preferred Stock and Series E Preferred Stock have agreed to vote for the nominees designated by the majority of the outstanding Common Stock with one of the nominees of the Common Stock being approved by a majority of the holders of Series E Preferred Stock. On all other matters, all of the shares of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock will be voted with the shares of common stock as a single class on an as-converted basis.

Liquidation

In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series F Preferred Stock and Series G Preferred Stock will be entitled to receive, on a pro-rata basis, prior to any distribution to the holders of Common Stock and Series A, Series B, Series C, Series D and Series E Preferred Stock, an amount equal to $11.00 per share of Series F Preferred Stock and $13.00 per share of Series G Preferred Stock, plus all unpaid, accumulated dividends thereon. Following payment of the full liquidation preference on the Company’s Series F and Series G Preferred Stock, holders of Series C, Series D and Series E Preferred Stock will be entitled to receive, on a pro-rata basis prior to any distribution on the Common Stock or Series A Preferred Stock and Series B Preferred Stock, an amount equal to $5.15 per share of Series C Preferred Stock, $7.00 per share of Series D Preferred Stock and $9.00 per share of Series E Preferred Stock, plus all unpaid, accumulated dividends thereon. Following payment of the full liquidation preference on the Company’s Series C, Series D or Series E Preferred Stock, holders of the Company’s Series B Preferred Stock will be entitled to receive, prior to any distribution on the common stock or Series A Preferred Stock, an amount equal to $1.73 per share of Series B Preferred Stock, plus all unpaid, accumulated dividends. Following payment of the full liquidation preference on the Company’s Series B Preferred Stock, holders of Series A Preferred Stock will be entitled to receive, prior to any distribution on the Common Stock, an amount equal to $1.10 per share plus an amount equal to 9% per annum, cumulative from the date the first share of Series A Preferred Stock was issued. Subject to the limitations discussed below, following payment of the full liquidation proceeds on the Company’s Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, the holders of the Company’s Common Stock and Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, calculated on an as-converted basis, are entitled to receive, on a pro-rata basis, any remaining liquidation proceeds. A consolidation or merger of the Company with or into any other corporation or corporations, or the sale, transfer or other disposition of all or substantially all of the assets of the Company in which more than 50% of the voting power of the Company is disposed of, or a Sale Transaction, shall be deemed to be a liquidation, dissolution or winding up of the Company. The right of certain series of preferred stock to participate on a pro-rata basis with the Common Stock with respect to the liquidation proceeds shall not apply to any Sale Transaction for a total value of more than: (i) $150.0 million with respect to the Series F and Series G Preferred Stock, (ii) $100.0 million with respect to Series E Preferred Stock, (iii) $75.0 million with respect to Series D Preferred Stock, (iv) $40.0 million with respect to Series C Preferred Stock, and (v) $20.0 million with respect to Series B Preferred Stock.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Conversion

Each share of Preferred Stock is convertible into Common Stock at any time at the election of the holder. Each share of Series F Preferred Stock and Series G Preferred Stock shall be automatically converted into Common Stock upon the closing of a firm commitment underwritten public offering by the Company in which the Company receives at least $10.0 million of net proceeds at a purchase price to the public of not less than $4.67 per share. Each share of Series E Preferred Stock shall be automatically converted into Common Stock upon the closing of a firm commitment underwritten public offering by the Company in which the Company receives at least $10.0 million of net proceeds at a purchase price to the public of not less than $3.67 per share. Each share of Series D Preferred Stock shall be automatically converted into common stock upon the closing of a firm commitment underwritten public offering by the Company in which the Company receives at least $10.0 million of net proceeds at a purchase price to the public of not less than $3.33 per share. Each share of Series B Preferred Stock and Series C Preferred Stock shall be automatically converted into Common Stock upon the closing of a firm commitment underwritten public offering by the Company in which the Company receives at least $10.0 million of net proceeds at a purchase price to the public of not less than $3.00 per share. Each share of Series A Preferred Stock shall be automatically converted into Common Stock upon the earlier to occur of: (i) the closing of a firm commitment underwritten public offering by the Company in which the Company receives at least $10.0 million of gross proceeds at a purchase price to the public of not less than $3.00 per share, (ii) the written election of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock to convert such shares, or (iii) the conversion of at least two-thirds of the maximum number of shares of Series A Preferred Stock previously outstanding at any time. As of December 31, 2006, 11,537,501 shares of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock were each convertible at a rate of three for one into an aggregate of 34,612,503 shares of common stock. The conversion rate is subject to adjustment upon the occurrence of certain equity transactions, as defined.

Mandatory Redemption and Related Accretion

The Company was previously obligated to redeem one-third of any outstanding Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock at a per share redemption price of $1.73, $5.15, $7.00, $9.00, $11.00 and $13.00, respectively, plus any accrued and unpaid dividends, on each of June 10, 2006, December 10, 2006 and December 10, 2007. In accordance with this obligation, the Company recorded the incremental increase in per share redemption price, primarily cumulative dividends, through periodic additions to Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock and charged such increase to additional paid-in-capital and, for amounts in excess of additional paid-in-capital, to the accumulated deficit using the straight-line method, which approximates the effective interest method. Such aggregate amount of Preferred Stock to be redeemed and related accrued and unpaid dividends totaled $142.7 million at December 31, 2005. Accordingly, the Company was previously obligated to pay one third, or $47.5 million, of this aggregate amount, on each of June 10, 2006, December 10, 2006 and December 10, 2007. These amounts exclude future dividends accruing subsequent to December 31, 2005, which would also have been payable.

In March 2006, in connection with a dividend declaration resulting from the settlement of the Company’s patent litigation with Nellcor (See Note 13), the Board and the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation that eliminated all mandatory redemption provisions of the Preferred Stock. The amendment was adopted concurrently with the Board’s declaration of a dividend, in an amount of up to $3.83 per share, on the Company’s outstanding Common Stock and Preferred Stock, assuming conversion of the preferred stock into 34,612,503 shares

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of common stock (See Note 11). Upon elimination of the mandatory redemption feature, the preferred stock was reclassified to the stockholders’ equity section of the Company’s consolidated balance sheet as of March 31, 2006. The amendment to the Certificate of Incorporation permitted the payment of the dividends on all shares of the Company’s capital stock on a pro-rata basis.

When the dividends were declared in March and December 2006, cumulative dividends accreted through each date were reclassified from the carrying value of preferred stock to dividends payable. The reclassification aggregated $55.6 million and $8.0 million in March and December 2006, respectively. Dividends declared and paid in excess of dividends accreted through each of the dividend declaration dates are reflected as dividends declared in the accompanying consolidated statements of stockholders’ equity (deficit).

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Convertible Preferred Stock
	Series A		Series B		Series C		Series D		Series E		Series F		Series G		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 2003	966,362	$1,394	1,125,000	$3,819	1,848,238	$15,882	1,500,000	$17,335	2,054,516	$28,283	3,042,604	$44,560	1,000,781	$15,931	11,537,501	$127,204
Accretion to redemption value on convertible preferred stock	—	—	—	175	—	933	—	1,008	—	1,755	—	3,419	—	1,187	—	8,477

Balance at December 31, 2004	966,362	1,394	1,125,000	3,994	1,848,238	16,815	1,500,000	18,343	2,054,516	30,038	3,042,604	47,979	1,000,781	17,118	11,537,501	135,681
Accretion to redemption value on convertible preferred stock	—	—	—	175	—	909	—	988	—	1,728	—	3,296	—	1,182	—	8,278

Balance at December 31, 2005	966,362	1,394	1,125,000	4,169	1,848,238	17,724	1,500,000	19,331	2,054,516	31,766	3,042,604	51,275	1,000,781	18,300	11,537,501	143,959
Accretion to redemption value on convertible preferred stock	—	—	—	175	—	876	—	961	—	1,687	—	3,111	—	1,175	—	7,985
Reclassification of accreted cumulative dividends to dividends payable	—	—	—	(2,398)	—	(9,082)	—	(9,792)	—	(14,962)	—	(20,917)	—	(6,465)	—	(63,616)

Balance at December 31, 2006	966,362	$1,394	1,125,000	$1,946	1,848,238	$9,518	1,500,000	$10,500	2,054,516	$18,491	3,042,604	$33,469	1,000,781	$13,010	11,537,501	$88,328
Accretion to redemption value on convertible preferred stock (unaudited)	—	—	—	44	—	214	—	236	—	416	—	753	—	293	—	1,956

Balance at March 31, 2007 (unaudited)	966,362	$1,394	1,125,000	$1,990	1,848,238	$9,732	1,500,000	$10,736	2,054,516	$18,907	3,042,604	$34,222	1,000,781	$13,303	11,537,501	$90,284

Liquidation Preference at March 31, 2007 (unaudited)		$1,135		$1,990		$9,732		$10,736		$18,907		$34,222		$13,303		$90,025

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Cash Dividends and Special Bonus Payments

In March 2006, the Company paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of the Company’s common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. Of this amount, $21.7 million relates to dividend payments made to stockholders who exercised stock options by delivering a promissory note. In accordance with Emerging Issues Task Force, or EITF, 95-16, the $21.7 million in cash dividends have been classified as compensation expense in the accompanying consolidated financial statements, under cost of goods sold, research and development and selling, general and administrative expenses. In February 2007, the Company paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of the Company’s common and preferred stock assuming conversion into common stock. In March 2006 and March 2007, the Company also made special bonus payments in the aggregate amount of approximately $9.7 million and $2.0 million, respectively, to employees and directors who held vested stock options as of March 1, 2006. These cash dividends and special bonus payments were made from the after-tax proceeds that the Company received from the Company’s patent infringement lawsuit against Nellcor and interest earned thereon.

The following table identifies, from December 31, 2005 through March 31, 2007, the activity in dividends payable and convertible preferred stock resulting from the accretion, dividends declared and dividends paid during this period.

	Dividends Payable	Convertible Preferred Stock
	(in thousands)
Balance as of December 31, 2005	$—	$(143,959)
Accretion of redemption value on convertible preferred stock	—	(7,985)
Dividends declared:
Reclassification of cumulative dividends accreted to dividends payable	(63,616)	63,616
Common shares securing the outstanding non recourse notes	(21,673)	—
Dividends declared in excess of (i) amounts previously accreted to holders of preferred stock and (ii) amount included in stock compensation expense	(123,620)	—

Total dividends declared	(208,909)	63,616
Dividends paid in 2006(1)	171,376	—

Balance as of December 31, 2006	(37,533)	(88,328)
Accretion of redemption value on convertible preferred stock (unaudited)	—	(1,956)
Dividends paid in 2007 (unaudited)	37,210	—

Balance as of March 31, 2007 (unaudited)	$(323)	$(90,284)

(1)

Dividends paid of $149,703 reflected on the Consolidated Statements of Cash Flows for the year ended December 31, 2006 represents the total dividend payment of $171,376 less the amount of $21,673 included in stock compensation expense.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following elements are included in stock-based compensation for the year ended December 31, 2006 (in thousands):

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
Dividends declared on common shares securing the outstanding non recourse notes	$308	$5,101	$16,264	$21,673
Special bonus payments to holders of vested options to purchase common stock	1,822	3,990	5,900	11,712
Stock option compensation pursuant to adoption of SFAS 123(R)	249	287	794	1,330
Other	—	—	355	355

	$2,379	$9,378	$23,313	$35,070

For the years ended December 31, 2004 and 2005, the amount of stock-based compensation was $71,000 and $150,000, respectively, and is all classified as other. For the three months ended March 31, 2007, the amount of stock-based compensation was $591,000 and is all classified as other.

12.	Stock Option Plans and Common Shares Reserved for Issuance

The Company’s 1989 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 1989 Plan, provided for the issuance of options to purchase up to 3,000,000 shares of the Company’s common stock to eligible officers, key employees, non-employee directors and consultants of the Company at prices not less than the fair market value of the Company’s common stock on the date the option is granted, as determined by the Board. The options vested annually over five years using the straight-line method, unless otherwise provided, and expire five or ten years from the date of grant. In May 1996, the Company adopted the 1996 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 1996 Plan, which initially provided for the issuance of options to purchase up to 600,000 shares of the Company’s common stock, with substantially the same terms as the 1989 Plan. The Board approved increases in the number of shares available for grant under the 1996 Plan to 3,600,000 shares in December 1997, to 4,200,000 shares in August 1999, to 7,200,000 shares in March 2000, and to 9,450,000 shares in March 2003. In April 2004, the Company adopted the 2004 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 2004 Plan, which provides for the issuance of options to purchase up to 3,000,000 shares of the Company’s common stock, plus any shares available under the 1989 and 1996 Plans, including shares that become available due to forfeitures, with substantially the same terms as the 1989 Plan and the 1996 Plan. The Board approved increases to in the number of shares available for grant under the 2004 Plan to 4,500,000 shares on February 6, 2006 and to 6,000,000 on November 1, 2006.

The 1989 Plan terminated on September 26, 1999. The Board voted in October 1999 to amend the 1996 Plan to increase the number of shares authorized for issuance to include the unissued options from the 1989 Plan prior to its expiration, as well as any additional options that would become available through future forfeitures. The Company terminated the 1996 plan on May 4, 2006. The Company may terminate the 2004 Plan at any time. If not terminated sooner, the 2004 Plan will automatically terminate on April 29, 2014.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number and weighted average exercise price of options issued and outstanding under all stock option plans, at exercise prices ranging between $1.00 and $12.87 per share, are as follows:

	Year Ended December 31,						Three Months Ended March 31, 2007
	2004		2005		2006
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
							(unaudited)
Options outstanding, beginning of period	10,497,888	$2.15	10,632,330	$2.18	13,036,320	$2.58	7,691,388	$4.95
Granted	999,300	$2.75	3,517,170	$3.76	2,209,620	$10.72	101,250	$12.87
Canceled	(820,236)	$2.66	(578,880)	$2.91	(814,830)	$5.82	(227,010)	$6.34
Exercised	(44,622)	$1.22	(534,300)	$2.03	(6,739,722)	$2.14	(102,543)	$2.68

Options outstanding, end of period	10,632,330	$2.18	13,036,320	$2.58	7,691,388	$4.95	7,463,085	$5.05

Options exercisable, end of period	6,653,547	$1.84	8,766,750	$2.17	3,197,682	$2.72	3,337,329	$2.79
Options available for grant, end of period	4,471,062		1,532,772		1,752,582		1,889,982

The weighted-average fair value of options granted was $5.74 for the year ended December 31, 2006 and $6.32 (unaudited) for the three months ended March 31, 2007.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share Based Payment,” which require companies to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. In March 2005, the Securities and Exchange Commissions, or SEC, issued Staff Accounting Bulletin, or SAB, No. 107, “Share-Based Payment,” relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in the adoption of SFAS No. 123(R).

Effective January 1, 2006, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	Year ended December 31, 2006	Three months ended March 31, 2007
		(unaudited)
Risk-free interest rate	4.7%	4.5%
Expected term	6.5 years	6.5 years
Estimated volatility	47.0%	41.6%
Expected dividends	0%	0%

The Black-Scholes option pricing model requires the use of certain assumptions, including fair value, expected terms, expected volatility, expected dividends, risk-free interest rate and expected forfeiture rate to calculate the fair value of stock-based payment awards.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a non-public company, the Company estimates the current price of the underlying shares based on valuations established by the Board. Historically, the Board has used various sources to establish the value of the Company’s stock. In the future, as a publicly traded entity, the Company will rely on daily reported prices of the Company’s shares.

The Company does not have information available which is indicative of future exercise and post-vesting behavior to estimate the expected term. The Company adopted the simplified method of estimating the expected term of a stock option, as permitted by SAB 107. Under this method, the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term. The use of the simplified method requires the Company’s option plan to be consistent with a “plain vanilla” plan. The simplified method will not be available for options granted after December 31, 2007.

As a non-public entity as of December 31, 2006, historic volatility is not available for the Company’s shares. As a result, the Company estimated volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding the volatility of its share price becomes available or the selected companies are no longer suitable for this purpose.

The Company does not expect to issue dividends in the future. As part of an unusual, one-time patent settlement, the Board declared a dividend in March 2006 and declared two dividends in December 2006. These dividends were declared only due to the receipt of settlement proceeds in connection with patent infringement litigation with a competitor. Absent such a settlement, the Company would not have declared and paid either dividend.

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of the Company’s stock options.

The estimated pre-vesting forfeiture rate is based on the Company’s historical experience and the composition of option plan participants, among other factors, and reduces the compensation expense recognized. If the actual forfeitures differ from the estimates, adjustments to compensation expense may be required in future periods.

As a result of adopting SFAS 123(R), the Company recorded stock-based compensation of $1.3 million and $457,000 (unaudited) during the year ended December 31, 2006 and three months ended March 31, 2007. The related deferred tax asset established was $513,000 as of December 31, 2006. For the year ended December 31, 2006, basic and diluted net income per common share was lower by $0.05 and $0.04, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. The Company elected to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award.

As of December 31, 2006 and March 31, 2007, there was $11.1 million and $10.9 million (unaudited) of total unrecognized stock-based compensation expense related to unvested options granted or modified on or after January 1, 2006. That expense is expected to be recognized over a weighted average period of 4.2 years and 4.0 years (unaudited) as of December 31, 2006 and March 31, 2007, respectively. The total fair value on the respective vesting dates of all options vesting during 2006 and the three months ended March 31, 2007 aggregated $14.2 million and $6.5 million (unaudited), respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value of options outstanding as of December 31, 2006 and March 31, 2007 was $60.9 million and $68.6 million (unaudited), respectively. The aggregate intrinsic value of options exercisable as of December 31, 2006 and March 31, 2007 was $32.5 million and $38.1 million (unaudited), respectively. The aggregate intrinsic value of options exercised during 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $63,000, $842,000, $23.7 million, $22.9 million (unaudited) and $1.1 million (unaudited), respectively. The intrinsic value is calculated as the difference between the market value of the Company’s common stock on the date of exercise or the respective period end, as appropriate, and the exercise price of the options. The weighted average remaining contractual term of options outstanding as of December 31, 2006 and March 31, 2007 was 7.1 years and 6.8 years (unaudited), respectively. The weighted average remaining contractual term of options exercisable as of December 31, 2006 and March 31, 2007 was 5.0 years and 4.9 years (unaudited), respectively.

In October 2005, in consideration for the significant contributions made to the Company, the Board authorized the acceleration of vesting of 681,000 stock options held by the Chief Executive Officer and the then Chief Technology Officer. The acceleration of vesting of these options did not affect the life of the options, the option exercise prices, or the number of shares to be issued upon exercise. The modification had no accounting consequence, because these individuals are still employed by the Company and the modification did not result in a change to the number of options that would have been ultimately vested under the original grant.

Also, in October 2005, the Company accelerated the vesting of 18,000 non-qualified employee stock options enabling the holder to exercise options that under the original terms would have expired unexercised. Accordingly, compensation expense in the aggregate amount of $45,000 was recorded representing the intrinsic value of the options on the date of modification in excess of the amount, if any, measured at the original measurement date.

For certain options granted in 1999 and 2000, the excess of the fair market value per share of the Company’s common stock over the exercise price of an option at the date of grant is accounted for as unearned compensation and amortized to expense over the related vesting period using the straight-line method. For the year ended December 31, 2004, the amount of unearned compensation amortized to expense was $37,000. For the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, there was no amount of unearned compensation amortized to expense.

Options granted to consultants were valued at the date of grant using the Black-Scholes option pricing model with a dividend yield of 0%, an expected volatility of 0%, an average risk-free rate of 4.13%, and an expected life of ten years. Services provided by consultants include sales and marketing or financing related services. Options vest over the service period ranging from immediately vested to vesting over five years. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, deferred compensation amortized to expense related to options granted to consultants was $34,000, $105,000, $43,000, $43,000 (unaudited) and $0 (unaudited) respectively. At December 31, 2006 and March 31, 2007, the remaining deferred compensation related to options granted to consultants is $0.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The schedule below reflects the number and weighted average exercise price of outstanding and exercisable options segregated by exercise price ranges:

	December 31, 2006			March 31, 2007
				(unaudited)
	Options Outstanding		Options Exercisable	Options Outstanding		Options Exercisable
Exercise Prices	Number of Options	Average Remaining Contractual Life	Number of Options	Number of Options	Average Remaining Contractual Life	Number of Options
$1.00	35,403	0.13	35,403	3,000	0.10	3,000
$1.34	386,610	1.78	386,610	383,610	1.53	383,610
$1.67	196,752	2.80	196,752	193,752	2.56	193,752
$1.84	88,383	3.07	88,383	87,483	2.82	87,483
$2.00	15,000	3.15	15,000	15,000	2.91	15,000
$2.34	174,360	3.17	174,360	174,360	2.92	174,360
$2.40	32,700	3.21	32,700	32,700	2.96	32,700
$2.67	82,500	3.34	82,500	82,500	3.09	82,500
$2.75	3,093,990	6.22	1,772,460	3,041,040	5.98	1,927,170
$3.34	456,600	8.28	91,320	456,600	8.04	118,920
$3.67	21,000	3.83	21,000	21,000	3.58	21,000
$4.00	419,520	8.47	79,104	419,520	8.23	79,104
$4.67	721,500	8.78	155,700	553,500	8.53	122,700
$8.85	177,450	9.10	58,590	176,850	8.85	62,790
$10.67	1,356,120	9.48	7,800	1,288,920	9.23	33,240
$11.56	191,250	9.76	—	189,750	9.51	—
$12.00	242,250	9.84	—	242,250	9.59	—
$12.87	—	—	—	101,250	9.78	—

Total	7,691,388	7.05	3,197,682	7,463,085	6.82	3,337,329

The weighted-average exercise price of all options outstanding as of December 31, 2006 and March 31, 2007, was $4.95 and $5.05 (unaudited) per option, respectively.

The Company has reserved shares of common stock for the conversion of preferred stock and exercise of options, as follows:

	December 31, 2006	March 31, 2007
		(unaudited)
Preferred stock	34,612,503	34,612,503
Options outstanding and options available for grant	9,443,970	9,353,067

	44,056,473	43,965,570

The Company repurchased 114,600 shares of common stock for $628,000 during the year ended December 31, 2006 and 11,640 (unaudited) shares of common stock for $158,000 (unaudited) during the three months ended March 31, 2007. These shares were recorded in treasury stock and are available for reissue. The difference between the repurchase prices and the original option exercise prices totaled $313,000 and $134,000 (unaudited) and was recorded as an operating expense for the year ended December 31, 2006 and the three months ended March 31, 2007.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Commitments and Contingencies

Leases

The Company leases its facilities in the United States, France, Japan and Mexico under operating lease agreements expiring at various dates through December 2011. Certain facilities leases contain pre-determined price escalations. The Company recognizes the lease costs using a straight line method based on total lease payments. As of December 31, 2005 and 2006 and March 31, 2007, rent expense accrued in excess of the amount paid aggregated $520,000, $873,000 and $814,000 (unaudited), respectively, and is classified in other liabilities. The Company also leases automobiles in Europe and Japan that are classified as operating leases and expire at various dates through July 2011.

Future minimum lease payments under operating and capital leases for each of the years ending December 31 are as follows (in thousands):

	As of March 31, 2007
	Operating Leases	Capital Leases	Total
2007 (balance of year)	$1,666	$49	$1,715
2008	2,069	65	2,134
2009	1,314	65	1,379
2010	309	54	363
2011	109	25	134

Total	$5,467	$258	$5,725

Rental expense related to operating leases for the years ended December 31, 2004, 2005 and 2006 and three months ended March 31, 2006 and 2007 was $678,000, $713,000, $1.6 million, $265,000 (unaudited) and $493,000, (unaudited) respectively. Included in the capital lease obligations as of December 31, 2006 is interest aggregating $33,000.

Employee Benefit Plan

In fiscal year 1996, the Company adopted the Masimo Retirement Savings Plan, or the Plan, which is a 401(k) plan covering all of the Company’s full-time U.S. employees who meet certain eligibility requirements. The Company may contribute to the Plan on a discretionary basis. The Company contributed $491,000 and $223,000 (unaudited) to the plan for the year ended December 31, 2006 and the three months ended March 31, 2007. The Company did not make any contributions to the Plan for the years ended December 31, 2004, 2005 and the three months ended March 31, 2006.

Employment Agreements

As of December 31, 2006, the Company had an employment agreement with one of its key employees that provides for an aggregate annual base salary of $411,000, plus other benefits, with annual increases at the discretion of the Board of its Compensation Committee. The agreement with the Company also provides for an annual bonus based on the Company’s attainment of certain objectives and goals. The agreement had an initial term of three years, with automatic renewal, unless either the Company or the executive notifies the other party of non-renewal of the agreement.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The third agreement provides for an annual base salary of EUR €140,000 (approximately $185,000). The agreement also contemplates an annual bonus based on the attainment of certain revenue, profit and gross margin milestones. The agreement also contains a non-compete provision. If the Company enforces this provision following the employee’s termination of employment, the employee would be entitled to receive a lump sum payment equal to 50% of his annual base salary as of the date of his termination, which shall be paid in equal installments over the term of the non-competition period.

Purchase Commitments

Pursuant to contractual obligations with vendors, the Company had $15.8 million and $19.3 million (unaudited) of purchase commitments as of December 31, 2006 and March 31, 2007, respectively. These purchase commitments were made for certain inventory items to secure better pricing and to ensure the Company will have materials on hand.

Concentrations of Risk

The Company is exposed to credit loss for the amount of cash deposits with financial institutions in excess of federally insured limits. The Company invests its excess cash deposits in government securities and money market accounts with major financial institutions. The amount of bank balances in excess of Federal Deposit Insurance Corporation limits was $55.1 million and $22.6 million (unaudited) as of December 31, 2006 and March 31, 2007, respectively.

While the Company and its contract manufacturers rely on sole source suppliers for certain components, steps have been taken to minimize the impact of a shortage or stoppage of shipments, such as maintaining excess inventory and designing products that may be easily modified to use a different component. There can be no assurance that a shortage or stoppage of shipments of the materials or components that the Company purchases will not result in a delay in production, or adversely affect the Company’s business.

The Company’s ability to sell its products to U.S. hospitals depends in part on its relationships with Group Purchasing Organizations, or GPOs. Many existing and potential customers for the Company’s products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusive, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO’s affiliated hospitals and other members. In 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 revenue from the sale of the Company’s pulse oximetry products related to GPOs amounted to $19.0 million, $35.8 million, $66.6 million, $13.9 million (unaudited) and $21.8 million (unaudited), respectively, representing, 59.4%, 63.0%, 80.7%, 71.2% (unaudited) and 84.4% (unaudited), respectively, of its revenue from sales to U.S. hospitals.

For the year ended December 31, 2004, the Company had one related party customer (See Note 5) that represented 13% of total revenue. For the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, no individual customer represented over 10% of total revenue.

Two customers represented 10% and 9% of accounts receivable at December 31, 2005 and 10% and 6% of accounts receivable at December 31, 2006, respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

In October 1999, the Company filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc., now part of Tyco Healthcare, and Nellcor, a subsidiary of Mallinckrodt, Inc., one of the largest manufacturers and distributors of pulse oximetry products in the world, for infringement of the Company’s pulse oximetry signal processing patents. Nellcor denied the Company’s claims and made counterclaims alleging infringement of their patents by the Company. This lawsuit resulted in a jury verdict that Nellcor had infringed several of the Company’s patents and the Company had not infringed the remaining Nellcor patent in the lawsuit. After the jury verdict, the District Court upheld the jury verdict on two of the Company’s patents, found one of the Company’s patents not infringed and another unenforceable. The Federal Court of Appeals, reinstated the jury verdict of infringement for the patent that the District Court had found not infringed and in total affirmed that three of the Company’s patents were infringed by Nellcor and ordered the District Court to enjoin the sale of Nellcor’s infringing products. The patents under which the Company ultimately prevailed generally relate to calculating oxygen saturation in the presence of motion induced noise, calculating oxygen saturation with adaptive Kalman filters, using alternative calculations for the same physiological parameter, and a particular method for reducing noise in the signal.

Prior to the court issuing a permanent injunction, Nellcor entered into a settlement agreement with the Company on January 17, 2006, under which the Company agreed to settle all pending patent litigation with Nellcor. In return, Nellcor agreed to stop selling the products that were found to infringe and paid the Company $263.0 million for damages incurred through January 2006. In addition, the Company granted Nellcor a covenant not to sue on certain new products and Nellcor agreed to pay the Company royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011. In January 2006, Nellcor made an advance royalty payment to the Company of $67.5 million related to sales of Nellcor’s products during the remainder of 2006. Through December 31, 2006, the Company has received $330.5 million in cash from Nellcor pursuant to the settlement agreement.

The Company recorded the $263.0 million lump sum payment as patent litigation proceeds in January 2006 and recognized approximately $68.8 million of royalty revenue in 2006. The Company recognizes royalty revenue based on the estimated average royalty rate per the settlement agreement multiplied by its estimate of Nellcor’s sales for each quarter. This estimate is adjusted when the Company receives the Nellcor royalty report, 60 days after the end of each quarter. Per the Company’s settlement agreement, the 2006 royalty rate will decline significantly and, as a result, the Company expects their future Nellcor royalties to be significantly below the levels recognized in 2006.

Tyco Healthcare Antitrust Litigation

In May 2002, the Company filed a lawsuit against Tyco Healthcare, parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to the Company’s business as a result of the anti-competitive business practices of Tyco Healthcare in connection with its Nellcor pulse oximetry brand in violation of federal antitrust laws. Specifically, the Company alleged that they had incurred damages as a result of a series of illegal exclusionary and anti-competitive acts by Tyco Healthcare that were designed to maintain Tyco Healthcare’s monopoly in the pulse oximetry market.

In March 2005, a jury found that Tyco Healthcare’s use of sole-source contracts, product bundling, market share-based compliance pricing contracts and co-marketing agreements with patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result,

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

violated federal antitrust laws. The jury awarded the Company $140.0 million in damages. Under the antitrust laws, if the jury verdict is sustained in whole or in part, any damages that are sustained are trebled. Tyco Healthcare filed post-trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury’s damages award and granted Tyco Healthcare a new trial on damages. The District Court held an evidentiary hearing in October 2006 to re-try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment awarding us damages which were trebled to $43.5 million and denying our request for a permanent injunction with respect to Tyco Healthcare’s business practices found to be anti-competitive. The Company and Tyco Healthcare have each filed a notice of appeal from the judgement. Even if the Company is ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case the Company would receive 50% of the net (of costs) proceeds from the award. Even though most of the legal expenses to date have been on a contingency basis, the Company expects to incur expenses related to the appellate work, which will be treated as general and administrative expense as incurred.

The Company is currently involved in a dispute with a regional distributor regarding specific terms and conditions related to commissions payable on selected transactions pursuant to the distribution agreement between the Company and the distributor. The Company and this distributor are attempting to resolve this issue and determine the amount of commissions due, if any. While no determination has yet been made, management believes that any potential commissions payable will not be material to the Company’s consolidated financial position, results of operations and cash flows.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company currently is not a party to any legal proceedings which, individually or in the aggregate, would have a material adverse effect on its consolidated financial position, results of operations, and cash flows.

14.	Segment Information and Enterprise Reporting

The Company’s chief decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically non-invasive patient monitoring and related products. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following schedule presents an analysis of the Company’s product revenues based upon the geographic area to which the product was shipped (in thousands):

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
							(unaudited)		(unaudited)
Geographic Area by Destination
North and South America	$54,980	80%	$89,032	83%	$123,193	79%	$27,932	81%	$35,779	78%
Europe, Middle East and Africa	8,455	12	12,113	11	19,496	13	4,625	13	6,501	14
Asia and Australia	5,634	8	6,468	6	12,442	8	2,122	6	3,484	8

Total product revenues	$69,069	100%	$107,613	100%	$155,131	100%	$34,679	100%	$45,764	100%

Sales to customers located in the United States were $53.4 million, $86.9 million, $120.0 million, $27.3 million (unaudited) and $34.6 million (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

15.	Income Taxes

The components of income (loss) before provision for (benefit from) income taxes are as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006
United States	$(2,281)	$10,838	$321,766
Foreign	(1,401)	(3,469)	(7,363)

	$(3,682)	$7,369	$314,403

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the current and deferred provision for income taxes (in thousands):

	Year Ended December 31,
	2004	2005	2006
Current:
Federal	$104	$742	$111,284
State	57	925	14,893
Foreign	—	—	—

	$161	$1,667	$126,177

Deferred:
Federal	—	(21,904)	3,296
State	—	(5,775)	3,104
Foreign	—	—	—

	$—	$(27,679)	$6,400

Total	$161	(26,012)	$132,577

The temporary differences that give rise to the deferred tax provision (benefit) consist of (in thousands):

	Year Ended December 31,
	2004	2005	2006
Property and equipment	$796	$(174)	$(8)
Capitalized research and development costs	616	789	(24)
Tax credits	(597)	(1,055)	4,283
Deferred revenue	(4,196)	(2,004)	96
Acquired intangibles	12	(1,108)	86
Net operating losses	1,986	5,873	5,585
Accrued liabilities	(710)	(553)	(1,873)
State taxes and other	(39)	1,762	(5,514)
Change in valuation allowance	2,132	(31,209)	3,769

Total	$—	$(27,679)	$6,400

The reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2004	2005	2006
Statutory regular federal income tax rate	34.0%	35.0%	35.0%
State provision, net of federal benefit	(1.2)	(42.8)	3.7
Nondeductible items	(3.9)	2.2	2.7
Foreign losses not benefited	(12.9)	19.2	0.9
Tax credits	0.3	—	(0.1)
Change in federal valuation allowance	(21.0)	(356.8)	—
Change in federal tax rate	—	(9.8)	—
Other	0.3	—	—

Total	(4.4)%	(353.0)%	42.2%

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Deferred tax assets:
Property and equipment	$931	$939
Capitalized research and development costs	206	230
Tax credits	5,205	922
Deferred revenue	10,116	10,020
Acquired intangibles	1,250	1,164
Net operating losses	11,901	6,316
Accrued liabilities	2,563	4,436
State taxes	—	3,270
Other	186	648

Total	32,358	27,945
Valuation allowance	(2,897)	(6,666)

Total deferred tax assets	29,461	21,279
Deferred tax liabilities:
State taxes	(1,782)	—

Net deferred tax assets	$27,679	$21,279

As of December 31, 2006, the Company has utilized the majority of its federal and state research and experimentation credit carryforwards from 2005 of $1.8 million and $2.4 million, respectively. It has fully utilized its federal and state alternative minimum tax credit carryforwards of $553,000 and $68,000, respectively, and its state manufacturers’ investment tax credit carryforwards of $361,000.

As of December 31, 2006, the Company has fully utilized its prior year federal and California net operating loss carryforwards of $23.4 million and $10.9 million, respectively. However, the Company has $14.3 million of net operating loss carryforwards from its foreign jurisdictions which begin to expire in 2007 and $10.7 million of net operating losses from various states, which begin to expire in 2012. Management believes that it is more likely than not the deferred tax assets related to foreign and state net operating losses will not be realized. In making this determination, the Company considers all available positive and negative evidence, including scheduled reversals of liabilities, projected future taxable income, tax planning strategies and recent financial performances. A valuation allowance has been provided on such loss carryforwards.

During 2005 and 2006, the Company recorded a tax benefit of $345,000 and $4.2 million, respectively, from the exercise of non-qualified stock options as a reduction of its income tax liability and an increase in stockholders’ equity. The tax benefit results from the difference between the fair value of the Company’s common stock on the exercise dates and the exercise price of the option.

The Company has not provided for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. As of December 31, 2006, the Company’s foreign subsidiaries have cumulative losses. Net deferred tax assets in the foreign subsidiaries relate primarily to net operating losses and are offset in total by valuation allowances.

For the year ended December 31, 2006, Masimo Labs’ current income tax provision of $113,000 and a deferred income tax benefit of $1.4 million is included in the consolidated income tax provision of

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$132.6 million. The temporary differences that give rise to the $1.4 million deferred tax benefit are mainly research and development credits and deferred revenue. Masimo Labs’ deferred tax asset balance as of December 31, 2006 was approximately $1.9 million which mainly consists of deferred revenue, fixed assets and intangibles and research and experimentation credit carryforwards, which begin to expire in 2020.

The provision for income taxes was $6.1 million (unaudited), or an effective tax rate of 40.0% (unaudited), in the three months ended March 31, 2007 compared to $105.5 million (unaudited), or an effective tax rate of 42.2% (unaudited), in the three months ended March 31, 2006. The effective tax rate differs from the statutory U.S. federal income tax rate of 35.0% primarily due to state taxes, and permanent differences between GAAP pre-tax income and taxable income.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48, which became effective for the Company on January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in a reduction of the Company’s beginning retained earnings as of January 1, 2006, of $618,000. As of the adoption date, the balance of gross unrecognized tax benefits is $3.6 million, of which $599,000 (net of the federal benefit on state taxes), if recognized, would affect the effective tax rate. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. The amount of unrecognized tax benefits did not materially change as of March 31, 2007. It is expected that the amount of unrecognized tax benefits may change in the next 12 months; however, quantification of such change cannot be estimated at this time. The Company recognizes penalties and interest related to unrecognized tax benefits in its income tax expense. Interest and penalties are immaterial as of the date of adoption and are included in unrecognized tax benefits. The Company conducts business in multiple jurisdictions, and as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the existence of net operating loss carryforwards, all years since inception in 1989 are open for examination by major taxing authorities.

16.	Subsequent Events (unaudited)

Equipment Financing

In April 2007, the Company entered into an equipment financing arrangement with a third-party equipment financing company. The Company borrowed $7.5 million (unaudited) under a four year obligation at an interest rate of approximately 8.0%. The financing agreement allows the third-party equipment financing company to file Uniform Commercial Code agreements on the related equipment but there are no other capital requirements or debt covenant requirements associated with this borrowing. The borrowing can be repaid at any time without any pre-payment penalty. The monthly principal and interest payments related to this arrangement will be approximately $183,000.

Stockholder Rights Plan

In May 2007, the Company’s board of directors approved a form of stockholder rights plan and delegated authority to the Company’s pricing committee to approve the final stockholder rights plan and the final terms of the rights. The Company expects that its pricing committee will implement the stockholder rights plan promptly following the closing of its common stock offering. Under the

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stockholder rights plan, the Company will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by the Company’s pricing committee pursuant to a rights agreement to be entered into between the Company and Computershare Trust Company, N.A., as rights agent. In addition, one right will be issued with each share of the Company’s common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date, the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of the Company’s securities outstanding prior to the distribution date.

The rights are designed to protect the Company against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the Company’s board of directors prior to attempting a takeover and to provide the Company’s board of directors with leverage in negotiating, on behalf of all stockholders, the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the Company’s board of directors. The rights will not be issued or outstanding until the rights agreement is executed by the Company and the rights agent, the Company’s pricing committee declares the distribution of the rights and the Company distributes the rights, each of which will not occur until after the closing of the IPO.

2004 Stock Option Plan

In May 2007 and June 2007, the Company’s board of directors and stockholders, respectively, approved an increase in the number of authorized shares of common stock reserved for issuance under the 2004 stock option plan by 1,500,000 shares. During the quarter ended June 30, 2007, the Company granted a total of 892,650 stock options at exercise prices ranging from $14.22 to $15.40 per share.

2007 Stock Incentive Plan

In May 2007 and June 2007, the Company’s board of directors and stockholders, respectively, approved an amendment to the 2007 Stock Incentive Plan to (i) reserve for issuance an aggregate of 3,000,000 shares of common stock and (ii) provide that the shares reserved for issuance will be automatically increased annually on January 1st of each year, beginning in 2008, by 3% of the aggregate number of shares of common stock outstanding on December 31st of the immediately preceding year.

Stock Split

In May 2007 and June 2007, the Company’s board of directors and stockholders, respectively, approved a forward stock split of the Company’s common stock at a ratio of three shares for every one share previously outstanding. The forward stock split became effective on June 25, 2007. As a result of the stock split, the conversion price of each outstanding share of the Company’s preferred stock was reduced to one-third of the pre-stock split conversion price of such preferred stock, and effectively increases the conversion ratio to three shares of common stock for one share of preferred stock. All common stock share and per share data included in these consolidated financial statements reflect the forward stock split.

Authorized Number of Common Stock Shares

In May 2007 and June 2007, the Company’s board of directors and stockholders, respectively, approved an increase in the authorized number of shares of common stock to 77,500,000 shares to accommodate the June 25, 2007 stock split.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approval of Post-IPO Amended and Restated Certificate of Incorporation

In May 2007 and June 2007, the Company’s board of directors and stockholders, respectively, approved the Post-IPO Amended and Restated Certificate of Incorporation (the “Post-IPO Restated Certificate”) which will become effective as of, and contingent upon, the closing of the IPO. The Post-IPO Restated Certificate will implement the following: (i) increase in the authorized number of shares of common stock to 100,000,000 shares of common stock; (ii) the authorization of 5,000,000 shares of preferred stock of the Company, known as “blank check” preferred stock, that may be issued in the future at the full discretion of the Board of Directors.

Voluntarily Recall

On July 31, 2007, we determined to initiate a voluntary recall of our Rad-9 pulse oximeter, a standalone bedside pulse oximeter product, sales of which represented less than 0.6% and 0.4% of our product revenue in 2006 and the first fiscal quarter of 2007, respectively. In accordance with its original design and similar to other pulse oximeter devices, the Rad-9 gives a visual alarm if there is a sensor fault; under other circumstances, the Rad-9 gives both a visual and audio alarm. In late 2006, we sent notice to owners of the Rad-9 that a free upgrade was available to add an audio alarm to the Rad-9 when a sensor fault is detected. We have now determined to voluntarily recall the Rad-9 to implement this upgrade. We do not believe that a non-upgraded Rad-9 poses a significant risk to health. We decided to voluntarily recall the Rad-9 because we believe it has the possibility of improving the care of patients. This decision follows a customer report that an elderly patient, who may have damaged her pulse oximeter sensor, had died after removing her tracheostomy tube. Based on what is currently known, the Rad-9 appears to have been operating in accordance with its specifications. We estimate that the total costs resulting from this voluntary recall will be approximately $300,000 to $500,000, although this is an estimate and the actual cost may differ. Any future recall could result in a diversion of management resources, substantial cost and negative publicity, all of which could adversely affect our business, financial condition and results of operations.

Patent Infringement Lawsuit

On July 24, 2007, Shaklee Corporation filed suit against the Company in the United States District Court, Central District of California, alleging that the Company’s pulse oximeters incorporate patented calibration methods that are licensed to Shaklee. Shaklee is seeking an injunction and damages against the Company. The Company’s management believes that its devices do not infringe either of the cited patents and intends to vigorously defend against these claims. The Company believes that the claims asserted by Shaklee will not materially affect the Company’s business, financial conditions or future operating results. In the event a preliminary or permanent injunction were granted, however, the Company would be unable to sell products found to infringe the cited patents, which would cause a reduction in the Company’s revenues, a decline in income and a loss of customer goodwill for an unknown period of time. Additionally, the Company could be ordered to pay royalties on past sales of the Company’s products found to infringe the cited patents and, to the extent the Company continued to sell such products, the Company could be required to continue paying royalties to Shaklee. Although the Company believes that these claims are without merit, no assurance can be given with respect to the ultimate outcome for any such claim or litigation. At this time, the Company is not able to accurately estimate the potential financial impact of an injunction and/or damages against the Company.

Masimo SET performance has advanced pulse oximetry.

Masimo
Masimo rainbow SET
97
1.65
10
SpMet
SpCO
76
3.00
5
BPM
PI
PVI
FastSat
APOD
rainbow
Radical-7

Clinical settings in which you will find Masimo technologies include:

- Operating Rooms
- Intensive Care Units
- Neonatal Intensive Care Units
- Step-Down Units
- General Care Floors
- Gastro-Intestinal Labs
- Cardiology Departments
- Pulmonary Departments
- Respiratory Care Departments
- Emergency Departments
- Outpatient Surgery Centers
- Outpatient Clinics
- Primary Care Offices
- Home Health Care
- Ambulance/Emergency Transport
- Fire Departments

11,916,626 Shares

MASIMO CORPORATION

Common Stock

PROSPECTUS

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Deutsche Bank Securities	Citi

Cowen and Company	Thomas Weisel Partners LLC

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

Description	Amount to be paid
SEC registration fee	$7,573
NASD filing fee	23,797
NASDAQ Stock Market Listing Application fee	150,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	250,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees	13,630
Miscellaneous	50,000

Total	$3,500,000

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for improper payment of dividends or redemptions of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

As permitted by Delaware law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director of the Registrant.

The Registrant has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Prior to the completion of this offering, the Registrant will enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Purchase Agreement	1.1
Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering	3.2
Amended and Restated Bylaws to be effective upon the closing of the offering	3.4
Fifth Amended and Restated Registration Rights Agreement	4.2

Item 15. Recent Sales of Unregistered Securities

From January 1, 2004 through June 30, 2007, the Registrant granted stock options to purchase an aggregate of 7,719,990 shares of the Registrant’s common stock (net of expirations and cancellations) to its employees, directors and consultants under its Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or 1996 Plan, and 2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or 2004 Plan. These options have exercise prices ranging from $2.75 to $15.40 per share, with a weighted average exercise price of $7.05 per share. Of these, options to purchase an aggregate of 1,023,810 shares of common stock have been exercised through June 30, 2007 for aggregate consideration of approximately $3.5 million, at exercise prices ranging from $2.75 to $10.67 per share. The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701, and Regulation D promulgated under the Securities Act as transactions by an issuer not involving a public offering. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the 1996 Plan or 2004 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

1.1	**	Form of Purchase Agreement

2.1	**†	Asset Purchase Agreement, dated December 21, 2005, between the Registrant, Masimo Canada ULC and Andromed Inc.

2.1	(a)**	List briefly identifying the contents of schedules omitted from Exhibit 2.1

3.1	**	Amended and Restated Certificate of Incorporation, as currently in effect

3.2	**	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering

3.3	**	Bylaws, as currently in effect

3.4	**	Amended and Restated Bylaws to be effective upon the closing of the offering

4.1	**	Form of Common Stock Certificate

4.2	**	Fifth Amended and Restated Registration Rights Agreement made and entered into as of September 14, 1999 between the Registrant and certain of its stockholders

4.3	**	Form of Rights Agreement between the Registrant and Computershare, Inc., as Rights Agent

4.4	**	Form of Certificate of Designation of Series A Junior Participating Preferred Stock

5.1		Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1	**#	Form of Indemnity Agreement to be entered into between the Registrant and its officers and directors

10.2	**#	Employment Agreement, dated July 19, 2007, between Joe E. Kiani and the Registrant

10.3	**#	Indefinite Term Employment Contract, dated December 31, 2005, between Olivier Berthon and Masimo Europe, Ltd.

10.4	**#	Offer Letter, dated March 31, 1995, between Ammar Al-Ali and the Registrant

10.5	**#	Offer Letter, dated February 9, 1996, between Bradley R. Langdale and the Registrant

10.6**#	Offer Letter, dated May 29, 2002, between Chris Kilpatrick and the Registrant

10.7**#	Offer Letter, dated February 15, 1996, between Yongsam Lee and the Registrant

10.8**#	Offer Letter, dated March 30, 2007, between Anand Sampath and the Registrant

10.9**#	Offer Letter, dated June 9, 2006, between Mark P. de Raad and the Registrant

10.10**	Manufacturing and Purchase Agreement, dated August 19, 2005, between Dowa Mining Co., Ltd. and the Registrant

10.11**+	Shelter Labor Services Agreement, dated December 27, 2000, between Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant

10.12**+	Lease Agreement, effective as of February 1, 2001, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V., and the Registrant, as guarantor, as amended

10.13**+	Lease Agreement, dated April 14, 2003, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant, as amended

10.14**+	Lease Agreement, dated December 26, 2006, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant

10.15**+	Purchase Agreement, dated July 26, 2001, between Jabil Circuit, Inc. and the Registrant

10.16**	Contribution and Assignment Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.17**	Sales and Distribution Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.18**	Occupancy Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.19**	Management Services Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.20**+	Sublease Agreement, dated January 31, 2004, between Multilayer Technology, Inc. and the Registrant

10.21**+	Standard Industrial/Commercial Multi-Tenant Lease-Net, dated February 8, 2006, between The Northwestern Mutual Life Insurance Company and the Registrant

10.22**+	Pulse Oximetry & Related Products Capital Equipment Supplier Agreement, dated December 16, 2005, between Novation, LLC and the Registrant, as amended

10.23**+	Group Purchasing Agreement—Capital Equipment, effective as of March 1, 2006, between Premier Purchasing Partners, L.P. and the Registrant, as amended

10.24**+	Supply Agreement, dated February 22, 2002, between Wintek Electro-Optics Corporation and the Registrant

10.25**+	Form of Equipment Purchase and Assignment of Proceeds, between the Registrant and Med One Capital Funding LLC

10.26**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and SPO2.com

10.27**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Japan Corporation

10.28**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Canada ULC

10.29**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Europe Limited

10.30**	Settlement Agreement and Release of Claims, dated January 17, 2006, between Masimo Laboratories, Inc., Nellcor Puritan Bennett, Inc., Mallinckrodt, Inc., Tyco Healthcare Group LP, Tyco International Ltd., Tyco International (US) Inc. and the Registrant

10.31**#	Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto

10.32**#	2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto

10.33**#	2007 Stock Incentive Plan of the Registrant, and forms of agreements related thereto

10.34**+	Amended and Restated Cross-Licensing Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant

10.35**	Services Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant

10.36**	ADSP-2136X Sharc ROM Agreement, dated July 19, 2004, between Analog Devices Inc. and the Registrant

10.37**#	2006 Bonus Award Plan effective January 1, 2006

10.38**#	Form of Promissory Note entered into between the Registrant and certain of its officers and directors

10.39**#	Form of Stock Pledge Agreement entered into between the Registrant and certain of its officers and directors

10.40**#	Executive Annual Cash Bonus Award Plan, effective January 1, 2007

10.41**#	Executive Multi-Year Cash Bonus Award Plan, effective January 1, 2008

10.42**#	2007 Severance Protection Plan, effective July 19, 2007

10.43**#	CEO and Executive Officer Equity Award Compensation Policy, effective May 24, 2007

10.44**#	Form of 2007 Severance Protection Plan Participation Agreement to be entered into by and between the Registrant and Mark P. de Raad

10.45**#	Form of 2007 Severance Protection Plan Participation Agreement to be entered into by and between the Registrant and each of Ammar Al-Ali, Christopher Kilpatrick, Bradley Langdale and Yongsam Lee

16.1**	Letter from PricewaterhouseCoopers LLP

21.1**	List of Registrant’s subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Paul, Hastings, Janofsky & Walker LLP (included in their opinion filed as Exhibit 5.1)

23.3**	Consent of Frost & Sullivan

24.1**	Power of Attorney (included in signature page hereto)

**	Previously filed.
#	Indicates management contract or compensatory plan.
+	Confidential treatment has been requested with respect to certain provisions of this agreement. Omitted portions have been filed separately with the SEC.
†	Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this agreement have been omitted. A list identifying the contents of the omitted schedules is included as Exhibit 2.1(a). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

(b)	Financial Statement Schedules

Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 8 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 7th day of August, 2007.

MASIMO CORPORATION

By:	/s/ JOE E. KIANI
Joe E. Kiani Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE(S)	DATE

/s/ JOE E. KIANI Joe E. Kiani	Chairman of the Board & Chief Executive Officer (Principal Executive Officer)	August 7, 2007

/s/ MARK P. DE RAAD Mark P. de Raad	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	August 7, 2007

* Steven J. Barker, M.D., Ph.D.	Director	August 7, 2007

* Edward L. Cahill	Director	August 7, 2007

* Robert Coleman, Ph.D.	Director	August 7, 2007

* Sanford Fitch	Director	August 7, 2007

* Jack Lasersohn	Director	August 7, 2007

*By:	/s/ MARK P. DE RAAD Mark P. de Raad Attorney-in-fact	August 7, 2007

EXHIBIT LIST

1.1**	Form of Purchase Agreement

2.1**†	Asset Purchase Agreement, dated December 21, 2005, between the Registrant, Masimo Canada ULC and Andromed Inc.

2.1(a)**	List briefly identifying the contents of schedules omitted from Exhibit 2.1

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering

3.3**	Bylaws, as currently in effect

3.4**	Amended and Restated Bylaws to be effective upon the closing of the offering

4.1**	Form of Common Stock Certificate

4.2**	Fifth Amended and Restated Registration Rights Agreement made and entered into as of September 14, 1999 between the Registrant and certain of its stockholders

4.3**	Form of Rights Agreement between the Registrant and Computershare, Inc., as Rights Agent

4.4**	Form of Certificate of Designation of Series A Junior Participating Preferred Stock

5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1**#	Form of Indemnity Agreement to be entered into between the Registrant and its officers and directors

10.2**#	Employment Agreement, dated July 19, 2007, between Joe E. Kiani and the Registrant

10.3**#	Indefinite Term Employment Contract, dated December 31, 2005, between Olivier Berthon and Masimo Europe, Ltd.

10.4**#	Offer Letter, dated March 31, 1995, between Ammar Al-Ali and the Registrant

10.5**#	Offer Letter, dated February 9, 1996, between Bradley R. Langdale and the Registrant

10.6**#	Offer Letter, dated May 29, 2002, between Chris Kilpatrick and the Registrant

10.7**#	Offer Letter, dated February 15, 1996, between Yongsam Lee and the Registrant

10.8**#	Offer Letter, dated March 30, 2007, between Anand Sampath and the Registrant

10.9**#	Offer Letter, dated June 9, 2006, between Mark P. de Raad and the Registrant

10.10**	Manufacturing and Purchase Agreement, dated August 19, 2005, between Dowa Mining Co., Ltd. and the Registrant

10.11**+	Shelter Labor Services Agreement, dated December 27, 2000, between Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant

10.12**+	Lease Agreement, effective as of February 1, 2001, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V., and the Registrant, as guarantor, as amended

10.13**+	Lease Agreement, dated April 14, 2003, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant, as amended

10.14**+	Lease Agreement, dated December 26, 2006, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant

10.15**+	Purchase Agreement, dated July 26, 2001, between Jabil Circuit, Inc. and the Registrant

10.16**	Contribution and Assignment Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.17**	Sales and Distribution Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.18**	Occupancy Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.19**	Management Services Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant

10.20**+	Sublease Agreement, dated January 31, 2004, between Multilayer Technology, Inc. and the Registrant

10.21**+	Standard Industrial/Commercial Multi-Tenant Lease-Net, dated February 8, 2006, between The Northwestern Mutual Life Insurance Company and the Registrant

10.22**+	Pulse Oximetry & Related Products Capital Equipment Supplier Agreement, dated December 16, 2005, between Novation, LLC and the Registrant, as amended

10.23**+	Group Purchasing Agreement—Capital Equipment, effective as of March 1, 2006, between Premier Purchasing Partners, L.P. and the Registrant, as amended

10.24**+	Supply Agreement, dated February 22, 2002, between Wintek Electro-Optics Corporation and the Registrant

10.25**+	Form of Equipment Purchase and Assignment of Proceeds, between the Registrant and Med One Capital Funding LLC

10.26**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and SPO2.com

10.27**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Japan Corporation

10.28**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Canada ULC

10.29**	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Europe Limited

10.30**	Settlement Agreement and Release of Claims, dated January 17, 2006, between Masimo Laboratories, Inc., Nellcor Puritan Bennett, Inc., Mallinckrodt, Inc., Tyco Healthcare Group LP, Tyco International Ltd., Tyco International (US) Inc. and the Registrant

10.31**#	Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto

10.32**#	2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto

10.33**#	2007 Stock Incentive Plan of the Registrant, and forms of agreements related thereto

10.34**+	Amended and Restated Cross-Licensing Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant

10.35**	Services Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant

10.36**	ADSP-2136X Sharc ROM Agreement, dated July 19, 2004, between Analog Devices Inc. and the Registrant

10.37**#	2006 Bonus Award Plan, effective January 1, 2006

10.38**#	Form of Promissory Note entered into between the Registrant and certain of its officers and directors

10.39**#	Form of Stock Pledge Agreement entered into between the Registrant and certain of its officers and directors

10.40**#	Executive Annual Cash Bonus Award Plan, effective January 1, 2007

10.41**#	Executive Multi-Year Cash Bonus Award Plan, effective January 1, 2008

10.42**#	2007 Severance Protection Plan, effective July 19, 2007

10.43**#	CEO and Executive Officer Equity Award Compensation Policy, effective May 24, 2007

10.44**#	Form of 2007 Severance Protection Plan Participation Agreement to be entered into by and between the Registrant and Mark P. de Raad

10.45**#	Form of 2007 Severance Protection Plan Participation Agreement to be entered into by and between the Registrant and each of Ammar Al-Ali, Christopher Kilpatrick, Bradley Langdale and Yongsam Lee

16.1**	Letter from PricewaterhouseCoopers LLP

21.1**	List of Registrant’s subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Paul, Hastings, Janofsky & Walker LLP (included in their opinion filed as Exhibit 5.1)

23.3**	Consent of Frost & Sullivan

24.1**	Power of Attorney (included in signature page hereto)

**	Previously filed.
#	Indicates management contract or compensatory plan.
+	Confidential treatment has been requested with respect to certain provisions of this agreement. Omitted portions have been filed separately with the SEC.
†	Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this agreement have been omitted. A list identifying the contents of the omitted schedules is included as Exhibit 2.1(a). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.